
10015632

# SCMP Group Limited

ANNUAL REPORT 2009

SCMP 集團有限公司 二零零九年年報

# SCMP Group Limited ANNUAL REPORT 2009

# SCMP 集團有限公司 二零零九年年報


South China Morning Post
scmp.com


招職 jiu jik
South China Morning Post


ClassifiedPost
INSIDE:
Banking Page 2
Education Page 8
HIGH-FLYER
Kelvin Leung has a clear mission
Section 2
General Manager
Director – Regional Controlling


Not so solid
Why Amah Rock risks losing its quest for wonder
City C1
Hot seat
Can new boss Alan Shearer save Newcastle from relegation?
Sport C12
South China Morning Post
Sino-US move to resist protectionism, restart rights talks
Obama to make visit to China this year
Lawyer hits out at probe into PCCW buyout

# 目錄 Table of Contents




COSMOPOLITAN
COSMO
全牛美學
Easy Summer Style

# 主席函件 Chairman's Statement

**二零零九年**乃歷年所見經濟環境最為嚴峻的一年。在極為動盪不安的營商氣氛下，本集團團隊展現出卓越靈活的應變能力，果斷採取措施應對挑戰，保障股東價值不受損害。

年內，集團因應經濟動盪而迅速作出調整，制訂成本控制計劃以解決收益顯著下跌的問題。集團亦把握機會，推陳出新，以加強與客戶的聯繫，為集團帶來額外收益。此等措施行之有效，因此儘管經濟動盪，集團於本年度最終達致正面的盈利及現金水平。本集團維持穩健的財務狀況，以應對未來的挑戰，為集團的未來發展奠定堅固基礎。

為應對經濟下滑對業務造成的不利影響，本集團耗費了大量時間及精力，同時亦作出積極轉變，務求於經濟好轉時，集團可在日新月異的媒體行業中取得全面的優勢。展望未來，本集團將仍專注提升核心優勢（包括新聞報導精益求精），並繼續維持其作為亞洲（尤其是大中華地區）英語新聞資訊的領先地位。與此同時，媒體行業日新月異，本集團將投資新技術及提升發展能力，著力開拓與客戶互動接觸的方式，藉此更有效地掌握及滿足客戶的需求。

回首過往經營的107個年頭，集團在上個世紀見證及經歷無數艱巨的挑戰。在本集團傲視同儕的往績激勵下，於二零零九年，全體員工齊心協力，共同面對及克服重重挑戰。在追求業績的同時，集團還不斷參與各項迫切的社會問題，強化其作為本地社區負責任及可信賴的一員的角色。每年一度的「愛心聖誕大行動」籌得一千一百八十萬港元，成績令人鼓舞。集團推行的「南華早報希望之家」計劃，在四川共建造了980所房屋，為地震災民舒憂解困。

集團的成就全賴各成員的熱誠、幹勁、回應及支持。本人對全體員工，在此充滿挑戰的一年中所表現的專業精神及所作出的巨大貢獻，表示衷心謝意。

本人亦感謝各董事為維持高水平的企業管治所作的寶貴指導及承擔。

最後，在讀者、廣告客戶及業務夥伴的衷誠支持下，本集團致力為股東創造更大價值，並為集團的未來帶來長遠的佳績。

**主席 | 彭定中博士**

**The year 2009** presented one of the most difficult economic environments we have seen in years. The team at SCMP demonstrated remarkable flexibility and adaptability in an extremely turbulent business climate, taking swift actions to address the challenges and to protect shareholder value.

During the year, we adjusted rapidly to the economic turmoil by installing a cost containment plan to address the serious decline in revenues. SCMP also seized the opportunity, through new innovations, to strengthen our connection to our customers and generate additional revenues. These actions paid off. Despite the economic turmoil, we ended the year with both positive earnings and cash. We have preserved our financial position to face the coming challenges and better position SCMP for the future.

While much time and effort has been spent dealing with the economic downturn, we are also making changes that will enable us to take full advantage of a changed media industry when the economy improves. Moving forward, we will remain focused on enhancing our core strengths, which includes journalistic excellence, and will continue to maintain our position as the leading English-language voice of journalism in Asia, especially in Greater China. At the same time, due to the fast changing nature of our industry, we will be investing in new technology and capabilities, and bringing an even sharper focus to the way we interact with our customers to better anticipate and fulfill their needs.

Now in our 107th year of operation, SCMP has witnessed and faced extraordinary challenges in the past century. Inspired by our proud heritage, the people of SCMP have confronted and overcome many challenges in 2009. While driving for business results, SCMP has also focused on strengthening its position as a responsible and trusted member of the local community through its ongoing involvement in addressing the pressing social issues of the society. The annual Operation Santa Claus campaign raised an impressive HK$11.8 million and SCMP has been managing its SCMP Homes for Hope project which has already built 980 homes in Sichuan to bring relief to victims of the earthquake.

Our achievements would not have been possible without the passion, energy, responsiveness and support of every member of the SCMP Group. My sincere appreciation goes to all the SCMP staff for their professionalism and great dedication in an extremely challenging year.

I would also like to extend a warm round of thanks to my colleagues on the Board for their valuable guidance and commitment to sustaining a high level of corporate governance.

Finally, with the continuous support of our readers, advertisers and business partners, we are absolutely committed to creating greater value for our shareholders and to build the long-term success of SCMP Group for the future.

**Dr. David Pang | Chairman**

# 公司簡介 Corporate Profile



South China Morning Post
Lending tightened on luxury housing
Business
Rusal adds
as corners
Draft rules to curb skipping of floor numbers
Samsung chief w
賽馬
Racing
Review
THE CLASS OF
Digest
招職 jiu jik
South China Morning Post
12月22日


**SCMP集團有限公司**（聯交所股份代號：00583）為南華早報出版有限公司及其他附屬公司的控股公司，主要從事報章及雜誌出版業務。其旗艦報章*《南華早報》*為香港具領導地位的英文報章，發行量逾100,000份，讀者均為富裕及具影響力之人士。SCMP集團亦出版中文版之*《Cosmopolitan》*、*《Harper's Bazaar》*、*《CosmoGirl!》*和*《型時代》*。

**SCMP Group Limited** (SEHK: 00583) is the holding company of South China Morning Post Publishers Limited and other subsidiaries engaged primarily in newspaper and magazine publishing. *South China Morning Post*, the flagship publication, is the leading English language newspaper in Hong Kong with a circulation of over 100,000 affluent and influential readers. SCMP Group also publishes Chinese language editions of *Cosmopolitan*, *Harper's Bazaar*, *CosmoGirl!* and *InStyle*.

# Financial Highlights 財務摘要


ClassifiedPost
help in Olympic
Sunday Morning Post
youngpost
City
er admits role
can still
is title,
China
ask tribe
help on pi
Council w
brothels
renew

| | 2008<br>HK$ Millions 百萬港元 | 2009<br>HK$ Millions 百萬港元 |
|---|---|---|
| Revenue 收益 | 1,045.3 | 740.7 |
| Total operating expenses 總經營開支 | 819.0 | 695.1 |
| Operating profit from principal activities 主要業務之經營盈利 | 226.3 | 45.6 |
| Profit attributable to shareholders 股東應佔盈利 | 172.8 | 138.2 |
| Earnings per share 每股盈利 (HK cents 港仙) | 11.1 | 8.9 |
| Dividend per share 每股股息 (HK cents 港仙) | 8.0 | - |
| No. of shares outstanding 已發行股份數目 | 1,560,945,596 | 1,560,945,596 |
| Property, plant & equipment 物業、機器及設備 | 502.6 | 495.7 |
| Investment properties 投資物業 | 986.1 | 1,008.1 |
| Available-for-sale financial assets 可供出售之金融資產 | 105.1 | 201.0 |
| Cash and bank balances 現金及銀行結餘 | 272.0 | 254.1 |
| Net current assets 流動資產淨值 | 310.3 | 322.0 |
| Net assets 資產淨值 | 1,910.3 | 2,091.4 |

# 管理層報告 Management Report

在上半年跨越重重考驗後，本集團維持全年錄得盈利，股東應佔盈利為138.2百萬港元，而主要業務之經營盈利為45.6百萬港元。香港整體經濟於下半年呈改善跡象，對集團業務帶來正面影響，故此對二零一零年審慎樂觀。

**After weathering through a challenging first half of the year, we were able to maintain full year profitability with a profit attributable to shareholders of HK$138.2 million and operating profit from principal activities of HK$45.6 million. With the overall Hong Kong economy showing signs of improvement in the second half of the year, we also began to see a corresponding positive impact on our business and remain cautiously optimistic about 2010.**

二零零九年是充滿挑戰的一年。嚴峻的全球衰退導致區內經濟環境變得艱巨，考驗所有公司的實力，SCMP集團當然亦不例外。在過往平穩的業績表現及市場優勢下，本集團在二零零九年訂定計劃，積極保持現時的實力和優勢，為日後的增長及穩定發展作好準備。

短期而言，本集團實施多項措施減輕衰退對業務造成的影響；長遠而言，本集團為增強業務實力而制定所需的策略及基礎。

SCMP集團除了實施成本控制計劃及精簡營運外，亦積極開發新產品和服務，以鞏固日後的收益基礎。在上半年跨越重重考驗後，本集團維持全年錄得盈利，股東應佔盈利為138.2百萬港元，而主要業務之經營盈利為45.6百萬港元。香港整體經濟於下半年呈改善跡象，對集團業務帶來正面影響，故此對二零一零年審慎樂觀。

本集團致力推動業務增長，透過積極創新和保持靈活性，滿足廣告客戶及讀者不斷改變的需求。與此同時，本集團繼續紮根成長，並加強核心優勢和資產。憑藉過往在新聞工作方面的卓越表現和為香港社會服務逾百載，集團於區內已建立信任、忠誠和品牌價值。今日，本集團作為香港及區內備受信任、具公信力及洞察力的媒體領導者，較以往更為適切。

人才仍然是本集團最重要的資產。於二零零九年，本集團招聘有才幹的高級行政人員，致力加強管理團隊。當中包括新任首席總編輯蔡翔祁先生（曾任職於《*華爾街日報*》）及財務總監Eric Levin先生（曾任職於HBO）。本集團於二零一零年繼續投資於各階級的員工，以加強團隊實力。

2009 has been a year of challenges. The difficult economic environment in the region, triggered by the severe global recession has tested the strength of all companies, and the SCMP Group has been no exception to this rule. Against a backdrop of exceptionally stable historical levels of performance and market dominance, we approached 2009 with a plan for aggressive action to preserve our current position of strength, and prepare ourselves for growth and stability in the future.

We have implemented measures to mitigate the impact of the recession on our business in the short term and are initiating the strategies and infrastructure required to enhance the strength of our business in the long term.

The SCMP Group implemented a cost containment plan and restructured our operations to be more streamlined, whilst actively developing new products and services to strengthen our revenue base for the future. After weathering through a challenging first half of the year, we were able to maintain full year profitability with a profit attributable to shareholders of HK$138.2 million and operating profit from principal activities of HK$45.6 million. With the overall Hong Kong economy showing signs of improvement in the second half of the year, we also began to see a corresponding positive impact on our business and remain cautiously optimistic about 2010.

We are committed to driving growth for our business by proactively innovating and being nimble and flexible in order to adapt to meet the changing needs of our advertisers and readers. At the same time, we continue to build upon our foundations and enhance our core strengths and assets. Our solid history of journalistic excellence and regional relevance has served the community of Hong Kong for over a hundred years, building trust, loyalty and brand equity. Today our role as the trusted, credible and insightful voice for Hong Kong and the region is more pertinent than ever.

People remain our most important assets and we have focused on strengthening our management team in 2009 by hiring talented senior executives . These include our new Editor-in-Chief Mr. Reginald Chua (formerly of *The Wall Street Journal*) and our Chief Financial Officer Mr. Eric Levin (formerly of HBO). We are continuing to strengthen our team by investing in our people in 2010 at all levels of the organization.

## 收益 | Revenue

**2008**


4% 其他 Others
15% 雜誌出版 Magazine publishing
81% 報章出版 Newspaper publishing

**2009**


3% 其他 Others
17% 雜誌出版 Magazine publishing
80% 報章出版 Newspaper publishing

# 財務回顧 Financial Overview

經營開支 | Operating Expenses*

*不包括折舊及攤銷 Figures exclude depreciation and amortisation



5%
宣傳推廣
A&P
6%
租金及設施
Rental & utilities
10%
其他生產成本
Other production costs
51%
員工成本
Staff cost
18%
其他經營開支
Other opex
10%
新聞紙
Newsprint


經營開支減少 | Operating Expenses reduced



819百萬港元
HK$819 million
695百萬港元
HK$695 million
2008
2009


客戶面對經濟衰退的影響，為集團帶來衝擊。本集團二零零九年持續經營業務的收益由二零零八年的1,037.8百萬港元減少至740.7百萬港元。二零零九年主要業務的經營盈利為45.6百萬港元，股東應佔盈利為138.2百萬港元，分別較二零零八年的226.3百萬港元及172.8百萬港元有所下降。主要業務的經營盈利差異主要由於收益減少，部分被成本控制措施所減省的費用抵銷。

廣告市場於二零零九年首三季顯著下滑，但於第四季開始呈現復甦跡象。整體而言，報章出版收益於年內減少31%，佔本集團總收益80%。

雜誌出版業務收益減少19%。《*Cosmopolitan*》及《*Harper's Bazaar*》繼續是領導香港市場的雜誌刊物。然而，本集團減少了其他雜誌刊物的資源投放。停止了《*風度*》於中國內地的營運，並將《*車主*》外判予第三方出版商。

本集團於二零零九年基本經營成本減少15%。員工成本減少9%，生產成本則減少23%。現金及營運資金狀況保持穩健，二零零九年年底的現金結存淨額為254.1百萬港元，二零零八年則為272.0百萬港元。於二零零九年年底，本集團並無負債，流動比率處於3.5倍的健康水平。

本集團維持其於英文報刊及女性雜誌行業的領導地位，在商業及分類廣告均佔顯要地位。所有刊物的發行量保持穩定，而《*南華早報*》品牌繼續受讀者及廣告客戶高度評價。

The impact of the recession on our customers in turn posed a challenge to us. 2009 Group revenues of continuing operations decreased to HK$740.7 million in 2009 from HK$1,037.8 million in 2008. Operating profit from principal activities was HK$45.6 million and profit attributable to shareholders was HK$138.2 million in 2009 down from HK$226.3 million and HK$172.8 million in 2008 respectively. The variance in operating profit from principal activities is due to lower revenues, which are partially offset by the savings from our cost containment programmes.

The market for advertising was down substantially for the first three quarters of 2009 but began to show signs of recovery in the fourth quarter. Newspaper revenue, which accounts for 80% of overall revenue, was down by 31% for the year.

Revenue from the Magazine Division was down 19%. *Cosmopolitan* and *Harper's Bazaar* continue to be market leading titles in Hong Kong. However, we took steps to reduce focus on other titles. *Maxim* has ceased operations in China and the title *Automobile* has been licensed to a third party publisher.

The Group lowered its operating cost base by 15% in 2009. Staff costs were reduced by 9% and production costs were reduced by 23%. Cash and working capital positions remained strong with a HK$254.1 million net cash balance at the end of 2009, compared to HK$272.0 million in 2008. At the end of 2009, we held a debt-free position with a healthy current ratio of 3.5.

We maintain leadership position in the English language newspaper sector and the women's magazine sector with strong presence in display and classified advertising. Circulation, for all products, remained stable and the *South China Morning Post* brand continues to be highly regarded by both readers and advertisers.

**SCMP 集團淨盈利** (百萬港元)
**SCMP Group Net Profit** (in HK$ millions)


$246
2005
$339
2006
$548
2007
$173
2008
$138
2009


New Territories home sales rise to 11-year high
新界樓宇買賣創11年新高


Random acid attacks in Hong Kong
香港發生投擲腐蝕性液體事件


Hong Kong's most prominent pro-democracy politician, Martin Lee, was the target of an assassination plot
香港著名民主政治人物李柱銘成為暗殺目標


South China Morning Post
The People's Republic of China at Sixty


60 ANNIVERSARY SPECIAL
A4 Shutting up shop for the big day
A6 Beijing's mayor prepares to party
A11 Patten assesses the verdicts on Mao
INSIDE 60-page souvenir magazine

# South China Morning Post

A day of celebration and reflection as people mark six momentous decades

## China's 60 years of change

60th anniversary of the founding of the People's Republic of China
中華人民共和國建國六十週年


Express Rail Link
"Post-80s" demonstrators Anti-Express Rail groups unfurl a banner outside the Legislative Council prior to the Finance Committee meeting to vote on funding for the Guangzhou-Shenzhen-Hong Kong Express Rail Link project. Legco, Central.
在財務委員會會議表決廣深港高速鐵路撥款前，「八十後」反高鐵示威者在中環立法會外拉起橫額抗議



**報導範圍**

於二零零九年，《南華早報》繼續領導市場，為讀者提供有價值的資訊，包括披露獨家新聞及深入剖析重要議題。

於一月，《南華早報》揭露泰國軍隊的秘密政策，將緬甸的回教羅辛亞難民扣押到荒島，然後用非機動船隻拖到海上遺棄。於五月，《南華早報》揭露香港著名民主派政治人物李柱銘成為暗殺目標。

《南華早報》亦對重大議題提供仔細的分析，例如高鐵項目的爭論。《南華早報》不僅廣泛報導事件，且審視了「八十後」示威者背後的動機及社會問題，分析該等抗議行動與香港歷史中的動盪形勢的關係。

在新聞議題異常繁多的一年，《南華早報》繼續站於區內最迫切新聞議題的前線，包括報導新疆的緊張局勢、中國船隻遭索馬里海盜劫持、中華人民共和國建國六十週年、香港發生投擲腐蝕性液體事件及區內物業市場的蓬勃景況。

**編輯獎項**

《南華早報》及《星期日南華早報》於二零零九年仍屢獲殊榮，包括在亞洲最具權威的新聞獎項之一的亞洲出版業協會卓越新聞獎中，獲得創紀錄的八個大獎及四項優異獎。《南華早報》在「香港最佳新聞獎」中贏得16個獎項，在年度人權新聞獎中獲頒兩個獎項，並在43個國家346份報章所提交的11,000份參賽作品中脫穎而出，贏得國際新聞設計協會四個獎項。



Hong Kong News Awards 2009
Winner of the photographic section (News) - 'Private Funeral', Edward Wong
二零零九年香港最佳新聞獎
攝影組（港聞）－「Private Funeral」，黃立基

Society of Publishers in Asia (SOPA)
Award of Excellence, The Scoop Award - 'Thailand's secret refugees', Greg Torode
亞洲出版業協會
卓越新聞獎（獨家新聞獎）－「Thailand's secret refugees」，Greg Torode


International
Thailand's secret refugees: hidden on an island, then dumped at sea
4,886


Wrong track?
South China Morning Post
Dirty secrets of milk-faking capital

Society of Publishers in Asia (SOPA)
Award of Excellence, Investigative Reporting - 'Dirty Secret', Al Guo
亞洲出版業協會
卓越新聞獎（調查報導獎）－「Dirty Secret」，郭愛兵

Hong Kong Press Photographers Association (HKPPA)
2nd runner-up in Spot News - "Focus at the Frontline 2008", Dickson Lee
香港攝影記者協會
突發新聞獎第三名－「Focus at the Frontline 2008」，李顏成




post magazine
DIE BY WIRE

Society for News Design 2009
Award of Excellence for Magazines, Cover Design - 'Die by Wire' Post Magazine, Stevel Ellul & Angela Ho
二零零九年國際新聞設計協會
卓越雜誌獎（封面設計）－《Post Magazine》「Die by Wire」，Stevel Ellul及Angela Ho

Society for News Design 2009
Award of Excellence for Miscellaneous - 'History-makers' series Young Post, Terry Pontikos, Stephen Case and Henry Wong
二零零九年國際新聞設計協會
綜合卓越獎－《Young Post》「History-makers」系列，Terry Pontikos，Stephen Case及黃志興


ADOLF HITLER



Society of Publishers in Asia (SOPA)
Award of Excellence, Excellence in Information Graphics - "Campaign Face-Off", Terry Pontikos
亞洲出版業協會
卓越新聞獎（信息圖表卓越獎）－「Campaign Face-Off」，Terry Pontikos

## Coverage

In 2009, the *South China Morning Post* continued to be a market leader in providing valuable information to its readers, both in terms of breaking exclusive stories as well as in offering deep analysis of important issues.

In January, the *South China Morning Post* ran an expose about how Thailand's army was involved in a secret policy of detaining Muslim Rohingya refugees from Myanmar on a remote island before towing them out to sea in unpowered boats and abandoning them. And in May, we broke the news that Hong Kong's most prominent pro-democracy politician, Martin Lee, was the target of an assassination plot.

The paper has also provided careful analysis of critical issues, such as the debate over the Express Rail project. We not only covered the issue extensively, but also examined the motivations and societal issues behind the "Post-80s" demonstrators and put the protests in the context of the history of unrest in the territory.

Throughout a very busy news year, the *South China Morning Post* maintained a position at the forefront of the region's most pressing news and issues, including coverage of such issues as tensions in Xinjiang, the seizure of a Chinese ship by Somali pirates, the 60th anniversary of the founding of the People's Republic of China, random acid attacks in Hong Kong, and the property boom in the territory.

## Editorial Awards

The *South China Morning Post* and *Sunday Morning Post* also won an impressive haul of media awards in 2009, including an unprecedented eight top awards and four honourable mentions in one of Asia's most prestigious journalism competitions, the Society of Publishers in Asia Editorial Awards. The SCMP won 16 prizes in the Hong Kong News Awards, 2 in the Annual Human Rights Press Awards, and 4 from the Society for News Design, competing against 11,000 entries submitted by 346 newspapers in 43 countries.

# 讀者人數
《南華早報》連同《星期日南華早報》

# Readership
SCMP & SMP Combined

**359,000** | 2008
**376,000** | 2009


Not so solid
Hot seat
South China Morning Post
GOOD NEWS FOR A FRIEND


CHILL OUT


HK$ 20
discount


An Italian Treat on the SCMP
HK$500*
South China Morning Post

Joint promotion with Caffé HABITU 與Caffé HABITU合作宣傳推廣

University Student Reading Programme
大學生閱讀計劃


FREE
FREE
South China Morning Post
Your first step to a good degree.
Start with SCMP.
Your first step to a good degree.
Start with SCMP.

過往十年，《南華早報》的發行量除於二零零三年上半年因爆發非典型肺炎而錄得較低的92,271份，以及於二零零八年上半年高峰時錄得較高的107,080份之外，其他年份均保持於約100,000份的穩定水平。儘管面對經濟衰退，二零零九年上半年的發行量較二零零八年下半年僅輕微減少1.7%至100,860份。有見及此，本集團積極推動發行量的增長，包括針對目標讀者的推廣，並取得良好銷售回應。酒店及航空公司之發行量起初在上半年度受到影響，但於最後一季顯著反彈，反映經濟增長。

相比發行量減少，《南華早報》及《星期日南華早報》(包括scmp.com)的讀者總數由二零零八年的359,000人增加至二零零九年的376,000人(尼爾森傳媒指數2009年年終報告)。此增長大部份源自《星期日南華早報》，其讀者人數較去年增加14%。

本集團繼續管理其採購及生產營運的效率。推出新的新聞紙貨存管理系統有效降低了採購價及改善新聞紙的貨存管理。此外，本集團在第四季取得合約印刷業務，於二零零九年積極而成功地提升印刷產量。此額外收益來源及其他印刷效率改善措施，將仍然是本集團踏入二零一零年的工作重點之一。

Collaboration with English Town
與English Town合作





Partnership with CATS for subscription acquisition
與CATS的訂閱推廣

Special offer to hot events for subscribers
為訂閱讀者提供各項盛事的優惠

New partnership with Asia Miles
夥拍亞洲萬里通

Subscription promotion with Dymocks Book Club
與Dymocks Book Club的訂閱推廣

Film Club promotion
Film Club的宣傳推廣

Hong Kong Arts Festival promotion
香港藝術節的宣傳推廣

Over the past ten years, the *South China Morning Post* has maintained a steady circulation around the 100,000 level, with a low of 92,271 in SARS hit 1H 2003, and a high of 107,080 in the boom of 1H 2008. Despite the recessionary environment of 2009, the circulation declined at a fairly moderate 1.7% in 1H 2009 to 100,860 from 2H 2008. In response to this, we conducted aggressive circulation drives including targeted readership promotions, which resulted in a positive sales response. Hotel and airline circulation was initially impacted in the first part of the year, but we saw a significant rebound in the last quarter, reflecting the strengthening economy.

By contrast to the decline in circulation, combined readership of the *South China Morning Post* and *Sunday Morning Post* including scmp.com increased from 359,000 in 2008 to 376,000 in 2009 (Nielsen Media Index Year End Report 2009). This growth was largely attributable to the *Sunday Morning Post*, which showed a 14% increase in readership from the previous year.

The Group continues to manage efficiencies in its purchasing and production operations. The rollout of a new newsprint inventory management system drove down the purchasing price and improved inventory control for newsprint. In addition, during 2009 we actively and successfully sought to optimize print press capacity, by soliciting contract printing business in the fourth quarter. This additional source of revenue and other print press efficiency measures will continue to be one of our key focuses as we enter 2010.

# 廣告 Advertising



LARVOTTO
OCEAN SPLENDOUR








The LarVotto Book for Sun Hung Kai Properties
為新鴻基地產製作 LarVotto 書冊

The Dress Circle for Kerry Properties
為嘉里建設出版「臻薈誌」



DressCircle




Style supplement
增刊「Style」





Good eating supplement
增刊「Good eating」



eating
South China Morning Post




NET WORTH
FIRE POWER
CAPITAL GAMES
BEST MEDICINE
Rebuilding the social contract
South China Morning Post


Net Worth supplement
增刊「Net Worth」

由於經濟低迷導致廣告客戶減少市務推廣開支，商業廣告收益較二零零八年下跌32%。然而，於第四季經濟呈現復甦跡象，集團積極開發新產品以提高市場佔有率，並擴展服務以迎合千變萬化的客戶需求。本集團提供客戶自訂出版、推廣活動與會議以及多媒體市場推廣等全新服務，再與傳統媒體結合，締造全面的市務推廣解決方案，從而贏得客戶的高度評價。

招聘行業受到二零零九年經濟倒退的嚴重衝擊，招聘活動放緩，令招聘廣告隨之減少。招聘網站日益壯大，亦影響求職行為。於二零零九年，集團採取積極措施，大力提升集團的招聘廣告服務，並預備於二零一零年重新推出招聘網站 *ClassifiedPost.com*，網站引入具世界水準的配對技術，提供更為嚴謹的搜尋功能，為招聘客戶及求職者提供更為完善的配對導航。本集團的《*Classified Post*》推出全新格式，以提升報刊質素，並於二零一零年推出一份新穎、有活力及簡要的招聘增刊—《*fuel*》。

通告收益在首次公開招股活動帶動下增加14%。本集團於首次公開招股市場上保持其92%顯著市場佔有率。


CHITECTS
South China Morning Post

Renowned speakers at "Meet the Corporate Architects" event organised by SCMP, HKGCC & DHL
《南華早報》、香港總商會與DHL合辦「Meet the Corporate Architects」研討會



DHL/SCMP Hong Kong Business Awards
DHL/《南華早報》香港傑出商業大獎



SCMP wine Wine Tasting Event
SCMP wine 品酒會


CLASSIFIED POST
BEST EMPLOYERS IN HONG KONG 2009 CONFERENCE
STAYING STRONG
How Best Employers Manage in a Downturn
Media partner:

HR Conference, " Staying Strong - How Best Employers Manage in a Downturn", organised by *Classified Post* and Hewitt
《Classified Post》與Hewitt合辦人力資源會議，主題為「Staying Strong - How Best Employers Manage in a Downturn」


NER 2009
AWARDS
Financial Planner Awards 2009
South China Morning Post

SCMP/IFPHK Financial Planner Awards
《南華早報》/IFPHK 財務策劃師大獎

Display advertising revenue declined by 32% relative to 2008, as the economic downturn caused advertisers to reduce their spending in the market. We did, however, see signs of recovery in the fourth quarter and are actively developing new products to capture higher market share. We are also expanding our service offerings to meet the changing needs of our clients. New services like custom publishing, events & conferences and multimedia marketing are integrated into the traditional media buy as total marketing solutions, and have delivered a highly positive client response.

The recruitment industry was severely impacted by the economic downturn in 2009, which reflected in a decline in recruitment advertising, as hiring activity in the market slowed. The increasing strength of online recruitment websites has also influenced job search behaviour. The Group took proactive measures to significantly upgrade our recruitment offerings in 2009, in preparation for the 2010 relaunch of our recruitment website *ClassifiedPost.com*, with the introduction of world-class matching technology to provide tighter search capabilities and improved navigation for recruiters and prospective employees. We also enhanced our print offerings with a new format for *Classified Post*, and the addition of a new, energetic tabloid career supplement... called *fuel*, to be launched in 2010.

Notices revenue increased by 14% driven by IPO activities. The Group maintained its strong market share of 92% in the IPO market.

# 愛心聖誕大行動 Operation Santa Claus

The closing ceremony for Operation Santa Claus 2009 at the Grand Hyatt Hotel Hong Kong. Left to right, Financial Secretary John Tsang, Director of Broadcasting Franklin Wong, CEO of SCMP Group Kuok Hui Kwong and Area Vice President of Hotel Gordon Fuller.
二零零九年「愛心聖誕大行動」的閉幕典禮假香港君悅酒店舉行。財政司司長曾俊華先生、廣播處長黃華麒先生、SCMP集團行政總裁郭惠光女士及君悅酒店地區副總裁Gordon Fuller先生應邀出席(由左到右)。


South China Morn
RTHK


START

The 22nd annual Operation Santa Claus opening ceremony (above) and representatives from our 13 beneficiaries and major donors (below)
二零零九年「愛心聖誕大行動」開幕典禮。



至今,「愛心聖誕大行動」已舉辦了二十一屆。由《南華早報》與香港電台攜手合辦,「愛心聖誕大行動」致力於聖誕期間為本地慈善團體籌募善款,為社會上有需要的人士帶來希望及援助。歷年來,「愛心聖誕大行動」已為超過一百零三個慈善團體,共籌得超過一億四千萬港元。於二零零九年,香港正值經濟不景,「愛心聖誕大行動」仍籌得一千一百八十萬港元,並全數撥捐該年度的十三間指定受惠機構。

**兒童與青少年項目**
針對為父母患有精神病的兒童提供心理輔導及社區支援服務,「愛心聖誕大行動」於本年度向浸會愛群社會服務處和護苗基金,合共撥款一百七十八萬六千一百九十港元。

**社區項目**
本年度,「愛心聖誕大行動」為戒毒中心的年青人提供多項技能培訓,協助他們提升自信,是次主要受惠團體為香港晨曦會,獲撥款四十八萬二千五百二十二港元。

**老人服務項目**
「愛心聖誕大行動」著力推動長者健康心理輔導及日常照顧的服務。當中生命熱線及聖母潔心會安老之家均獲撥款,合共一百四十四萬五千六百三十港元。

**環境教育項目**
「愛心聖誕大行動」向世界自然基金會香港分會撥款五十四萬七千一百零五港元,為本港貧困兒童及其家人提供可持續海洋發展的教育課程。

**醫療項目**
於二零零九年,「愛心聖誕大行動」重點關懷年輕的癌症病人、康復者及其家人。因此,向香港青年藝術協會及生命小戰士會合共撥款二百一十萬三百零九港元。

**智障及殘障人士項目**
「愛心聖誕大行動」透過以下五個受惠機構協助智障及殘障人士,包括Autism Partnership Foundation Limited、脊髓肌肉萎縮症慈善基金、思扶中心、保良局及勵智協進會。這五個項目合共獲發四百二十萬一千零六港元。

**向捐款人致意**
SCMP集團及香港電台衷心感謝各捐款機構及人士,於過去十多年來對「愛心聖誕大行動」的鼎力支持,特此鳴謝太古集團、摩根士丹利、Five-A-Side Football Tournament、美銀美林及瑞銀對本活動給予十年或以上的支持。而本年度更有養和醫院和高偉紳律師事務所兩大機構加入成為主要捐款機構。在個人捐款方面,本年度我們亦收到一個不願揚名的本地家庭的捐款。自二零零三年起,此家庭一直捐款支持本活動。一如既往,這家庭於本年度捐出一百萬港元支持「愛心聖誕大行動」,以造福本地更多有需要的人士。





Beneficiaries of the OSC funds
「愛心聖誕大行動2009」的受惠機構



Spectacular fundraising activities included a charity walk (above) and a football tournament (below).
精彩的籌款活動，包括慈善步行（上）及足球錦標賽（下）









Now celebrating its 21st Anniversary, Operation Santa Claus (OSC) has truly come of age. A joint collaboration between the *South China Morning Post* and Radio Television Hong Kong (RTHK), the fund raising campaign has a special focus on Hong Kong community based programmes, and has collected over HK$140 million for over 103 Hong Kong charities through the years. In 2009, OSC raised HK$11.8 million despite the recessionary environment. 13 charities in six key areas were pre-selected to benefit from the proceeds.

### Children and Young People

OSC focused efforts on the provision of psychosocial and community support this year to children whose parents suffer from mental illness. The two beneficiary charities selected were Baptist Oi Kwan Social Service and the End Child Sexual Abuse Foundation. A total of HK$1,786,190 was donated.

### Community

The aim of OSC this year was to support the improvement, self confidence and the skills of young people in drug rehabilitation centres with practical training initiatives. The main beneficiary was Operation Dawn Limited, and a total of HK$482,522 was allocated.

### Elderly

OSC 2009 focused on promoting psychological health and day-to-day care for the elderly. Two key beneficiaries received a total of HK$1,445,630; these were Suicide Prevention Services, and Sisters of the Immaculate Heart of Mary Elderly Home.

### Environment

OSC supported World Wide Fund for Nature Hong Kong with HK$547,105 for the provision of an education programme on sustainable marine development for underprivileged children and their parents.

### Medical Issues

Young cancer patients, survivors and their parents were the main focus for OSC in 2009. A total of HK$2,100,309 was allocated to the Hong Kong Youth Arts Foundation and Little Life Warrior Society.

### Physical and Mental Disabilities

OSC channeled its efforts to five beneficiaries: Autism Partnership Foundation Limited, Families of SMA (Spinal Muscular Atrophy) Charitable Trust, The Nesbitt Centre Limited, Po Leung Kuk and The Intellectually Disabled Education and Advocacy League Limited (IDEAL). A total of HK$4,201,006 was allocated.

### Thanks to our donors

SCMP Group and RTHK owe a huge debt of gratitude for the generosity of its donors, many of whom have consistently supported OSC for over 10 years. These include our loyal corporate donors Swire Pacific, who have been supporting us for 16 years, Morgan Stanley - 13 years, Five-A-Side Football Tournament - 12 years, Merrill Lynch Asia Pacific - 12 years and UBS - 10 years. This year we welcomed the participation from two new major corporate donors, Hong Kong Sanatorium & Hospital, and Clifford Chance. Individual donors include a Hong Kong family who have requested anonymity, but who have regularly donated since 2003. This year, as in previous years, they generously donated HK$1 million.

# 南華早報希望之家 SCMP Homes For Hope



June 2008: The earthquake destroyed houses and caused mountain avalanches, leaving 2,432 people in Mianzhu homeless
二零零八年六月，四川大地震摧毀大量房屋，引起山崩,並導致綿竹2,432名村民失去家園

Temporary houses for earthquake survivors
地震倖存者所居住的臨時房屋


救灾专用

Less than two years after the quake, villagers have safer homes
災後不到兩年，村民已遷到更安全的房屋



二零零八年五月十二日，在中國歷史上刻下永不磨滅的烙印，一場毀滅性的大地震席捲大半個四川。在短短數小時內，近七萬名同胞喪生，四十萬人受傷，數百萬人流離失所、無家可歸。

《南華早報》不僅廣泛報導是次四川大地震，同時發起為地震倖存者重建家園的籌募活動。二零零八年，SCMP集團發起「南華早報希望之家」籌募活動，為四川地震災民合共籌得一千六百一十多萬港元。

**重建家園、重燃希望、重建生活**

「南華早報希望之家」的成立旨在協助災民重建房屋及其生活設施，在四川省綿竹市清泉村、紅岩村和沙壩村，村內幾乎所有房屋被毀，九百七十九戶家庭共二千四百三十二人無家可歸。「南華早報希望之家」為這些家庭提供合規格的建築材料，以便村民建造九百八十所抗震房屋和基礎設施。重建工程於二零零九年三月展開，至二零零九年十二月已大致完成。

在九寨溝的馬家鄉村，五百零七名村民大致已重建家園，但仍缺乏電力、自來水和公路等基本生活設施。故此，「南華早報希望之家」於當地旨力為村民恢復這些基本設施，令他們能夠早日重過正常生活。建設工程於二零零九年九月動工，將於二零一零年八月完成。

**感謝各界善長**

SCMP集團謹此對各捐贈者、全體員工和合作夥伴致以最衷心的謝意，全賴各位方能成就「南華早報希望之家」，為地震災民重建家園。主要捐款者包括：

- 中華人民共和國香港特別行政區政府
- 香港會計師公會
- 星晨集團有限公司
- 嘉里集團有限公司
- 凱達環球

**「南華早報希望之家」委員會成員包括：**

- 李國寶爵士，東亞銀行主席兼行政總裁（委員會主席）
- 盛智文先生，蘭桂坊控股有限公司及海洋公園主席
- 彭定中博士，SCMP集團非執行主席、機場管理局前行政總裁
- 羅范椒芬女士，香港教育局前常任秘書長、全國人大代表
- 郭惠光女士，SCMP集團有限公司董事總經理及行政總裁
- 張建標先生，畢馬威前合夥人



Today: 980 houses built by SCMP Homes for Hope in Mianzhu, Sichuan
今天，「南華早報希望之家」在四川綿竹協助當地村民建成980所房屋



The Xie family display their home grown vegetables
謝家母女展示他們所種植的蔬菜



Dr. David Pang, SCMP Non-executive Chairman chats with a villager
SCMP集團有限公司非執行主席彭定中博士與村民交談





Now children have a safe place to play
孩子們現有安全的地方玩耍



Liang Kaiquan & his wife in front of their new house making plans for the future
村民梁開泉和妻子在新房屋前暢談未來大計

May 12, 2008, was a day the world will never forget. A devastating earthquake swept through China's Sichuan Province. Within hours nearly 70,000 people were killed, 400,000 were injured and millions were homeless.

*South China Morning Post* responded not just with extensive coverage, but with a charity initiative to rebuild the homes and lives of those who survived the devastation. Launched in 2008, SCMP Homes For Hope charity raised a total of HK$16.1 million.

**Rebuilding homes. Rebuilding hope. Rebuilding lives**

The efforts were focused on building homes and infrastructure for villages in desperate need. In Mianzhu county, which includes the villages of Qingquan, Hongyan and Shaba, nearly every house was destroyed leaving 2,432 people from 979 families homeless. Here the focus was on building 980 earthquake resistant homes and infrastructure for these families. Reconstruction began in March 2009 and was largely completed in December 2009.

The second project was in Ma Jia Xiang, a village in Jiu Zhai Gou. The population of 507 had already rebuilt the majority of their homes, but needed basic facilities such as electricity, a proper water supply and passable roads. Our aim was to restore these essential services, and normalize life for the villagers. Construction began in September 2009 and will be completed in August 2010.

**Thanks to our donors**

SCMP Group would like to express our deepest gratitude to donors and to all our staff and partners who made Homes For Hope possible. Major donors include the following:

- The Government of the HKSAR
- Hong Kong Institute of Certified Public Accountants
- Morning Star Resources Limited
- Kerry Holdings Limited
- Aedas Architects

**Homes for Hope Committee members:**

- Sir David Li, Chairman and Chief Executive of The Bank of East Asia, Limited (Committee Chairman)
- Mr. Allan Zeman, Chairman of Lan Kwai Fong Concepts Holdings Ltd & Ocean Park
- Dr. David Pang, SCMP Non-executive Chairman and former Chief Executive Officer of the Airport Authority
- Mrs. Fanny Law, former Permanent Secretary for Education and member of the National People's Congress
- Ms. Kuok Hui Kwong, Managing Director and Chief Executive Officer, SCMP Group Limited
- Mr. Valiant Cheung, former partner at KPMG

# 雜誌 Magazines


HONG KONG
JANUARY 2009
HK$40
COOL
CRUISE
優閒渡假系列登場
BEST BUY
最新春日配飾時尚
BARBIE'S
WORLD
芭比娃娃的時裝世界
SCENTS
STORY
如何選擇合適香氣
Exclusively
Maggie
獨家專訪張曼玉


MARCH 2009
spring
blossom




开季
30+

Cosmopolitan 25th Anniversary Party
《Cosmopolitan》25週年慶祝酒會



在香港的婦女雜誌刊物中，《*Cosmopolitan*》、《*CosmoGirl!*》及《*Harper's Bazaar*》均具領導地位，並為迎接未來準備就緒。然而，本集團停止在中國內地出版《*風度*》。總括而言，由於經濟不景，雜誌業務在二零零九年收益下降19%。

**《Cosmopolitan》**

在艱難的經濟形勢下，《*Cosmopolitan*》的經審核發行量仍能增加3%。於二零零九年，《*Cosmopolitan*》亦邁進新的里程碑，在香港與其讀者及廣告客戶共同慶祝25週年。

**《Harper's Bazaar》**

於二零零九年，《*Harper's Bazaar*》致力與著名品牌客戶合作開展一系列新贊助計劃，使讀者的質素得到提高，並提升雜誌在高消費讀者市場的知名度。

**《CosmoGirl!》**

《*CosmoGirl!*》於二零零九年的收益增長，反映其重新定位的策略成功，將目標讀者從少女群轉向二十多歲的年輕女性。Research International於二零零九年進行一項讀者調查，結果顯示新版《*CosmoGirl!*》頗受讀者歡迎。

**《車主》**

《*車主*》是本地市場歷史最悠久的汽車雜誌，於二零零九年慶祝其創刊30週年。本公司於二零零九年把握機會，將《*車主*》的所有業務活動外判予Nuovo Grafica Publications Limited，以收取版權費。

**《型時代》**

於二零零九年六月，《*型時代*》雜誌贊助上海國際電影節開幕式雞尾酒會，慶祝雜誌創刊一週年。此舉及其他贊助活動吸引客戶興趣，並獲得正面回應。


COSMOPOLITAN
COSMOPOLITAN
COSMO girl!
AUGUST 2009
$20
Style Mix
SUMMER
BUDGET BUY
Get These
Watches
Trend Confidential
OCTOBER 2009 HK$40
100+
Hippiest
首飾推介
搖滾風尚
F for
Friendship
Forever
網絡交友史
我的友情歲月
潮媽金喜善
我不是敗犬
樂活TWIT世代
秋冬鞋履
特刊速遞
fall winter
top trends
www.cosmopolitan.com.hk
CITY GIRL
型InStyle
時代
BAZAAR
AUTOMOBILE
Easy Summer Style
100+
40+
Cosmo Big Love ChariTee 2009
二零零九年Cosmo Big Love ChariTee 慈善活動

The Group's leading women's titles in Hong Kong, *Cosmopolitan*, *CosmoGirl!* and *Harper's Bazaar*, all remain well positioned for the future. However, we ceased publication of *Maxim* in China. Combined, our magazine portfolio saw a 19% reduction in revenue in 2009 due to the economic downturn.

**Cosmopolitan**

*Cosmopolitan*, in a very difficult economic environment, was able to increase its audited circulation figure by 3%. *Cosmopolitan* also reached a milestone in 2009 when it celebrated its 25th anniversary in Hong Kong with its readers and advertisers.

**Harper's Bazaar**

In 2009, *Harper's Bazaar* focused on developing a series of new sponsorship programmes with various prestigious partners that resulted in an enhanced quality readership and increased awareness among the luxury audience market.

**CosmoGirl!**

*CosmoGirl!*'s advertising revenue grew in 2009, reflecting the success of its repositioning strategy to move away from its teen focus to target young females in their twenties. A readership survey conducted by Research International in 2009 revealed that the new *CosmoGirl!* was received very favorably by readers.

**Automobile**

*Automobile*, the longest history car title in the local market, also celebrated its 30th birthday in 2009. The company saw an opportunity in 2009 and outsourced all business activities of *Automobile* to Nuovo Grafica Publications Limited for a royalty fee.

**InStyle China**

In June 2009, the magazine sponsored the Shanghai International Film Festival Opening Cocktail party in celebration of its first year of launch. This and other sponsorships have aroused client interest and positive feedback.

## 非執行董事

### 彭定中博士

*六十六歲，主席*

*（二零零七年十二月獲委任）*

彭博士於二零零七年十二月獲委任為本公司非執行董事，並於二零零九年一月擔任非執行主席。彼於二零零七年三月十五日獲委任為本公司主要股東Kerry Holdings Limited之董事。彭博士亦是Visa Inc.（在紐約證券交易所上市）之董事。彼曾於跨國企業擔任環球商業管理之要職，並於北美及亞洲之大學講學。彭博士於二零零一年一月至二零零七年二月期間為香港機場管理局之行政總裁。於此之前，彼曾在企業集團杜邦公司工作，出任杜邦公司美國總公司副總裁，掌管杜邦集團全球非織造業務，並為杜邦集團大中華地區董事長。自一九八零年加入杜邦集團，彭博士曾出任杜邦集團不同業務之要職，而負責之區域覆蓋亞太、北美、歐洲及南美等地。

### Roberto V. Ongpin先生

*七十三歲，副主席*

*（一九九三年十月獲委任）*

Ongpin先生於一九九三年十月獲委任為本公司副主席。彼為香格里拉（亞洲）有限公司（在香港聯合交易所有限公司上市）之非執行董事。彼亦為PhilWeb Corporation、ISM Communications Corporation及Atok-Big Wedge Co., Inc.之主席，以及San Miguel Corporation、Petron Corporation和Araneta Properties Inc.之董事，上述公司均為在菲律賓證券交易所上市之上市公司。彼亦為Forum Energy PLC（在倫敦證券交易所上市之上市公司）之董事。此外，彼亦為下列公司之主席：Acentic GmbH、Eastern Telecommunications Philippines, Inc. (ETPI)、Alphaland Corporation及Developing Countries Investment Corp.。彼於二零零八年六月前曾經為金匯投資（集團）有限公司（在香港聯合交易所有限公司上市，現稱為事安集團有限公司）之董事。在一九七九年之前，Ongpin先生曾是SGV集團（亞洲最大會計及顧問公司）之主席及主管合夥人。於一九七九年至一九八六年間，彼曾擔任菲律賓共和國貿易及工業部長。彼持有哈佛大學工商管理碩士學位，亦是一位執業會計師（菲律賓）。

### 邱繼炳博士

*七十一歲*

*（一九九四年六月獲委任）*

邱博士為The MUI Group之主席兼行政總裁，其為一間業務多元化之企業集團，業務遍及亞太區、美國及英國。彼為Malayan United Industries Berhad 及MUI Properties Berhad（均在吉隆坡上市）之主席及行政總裁。邱博士亦為Laura Ashley Holdings plc（在倫敦上市）、英國Corus Hotels Limited及星晨集團有限公司（在香港上市）之主席。彼亦為Pan Malaysian Industries Berhad（在吉隆坡上市）以及東亞銀行有限公司（在香港上市）之董事。邱博士為美國維吉尼亞Regent University之信託人及美國西雅圖Northwest University之校董。彼亦為Malaysian-British Business Council、Malaysia-China Business Council及Asia Business Council之委員。

### 郭孔演先生

*五十四歲*

*（一九九三年十月獲委任）*

郭先生於一九九八年一月獲委任為本公司主席，於二零零零年一月擔任執行董事，並於二零零零年八月出任執行主席，直至彼於二零零九年一月轉任為非執行董事。彼為本公司最終控股公司Kerry Group Limited及本公司主要股東Kerry Holdings Limited之董事。郭先生為香格里拉（亞洲）有限公司（在香港及新加坡上市）之主席。彼亦為Shangri-La Hotel Public Company Limited及The Post Publishing Public Company Limited（均在泰國上市）以及Wilmar International Limited（在新加坡上市）之董事。郭先生亦為東亞銀行有限公司（在香港上市）之獨立非執行董事。彼畢業於英國Nottingham University經濟系。郭先生為本公司之董事總經理及行政總裁郭惠光女士之胞兄。

## Non-executive Directors

**Dr. David J. Pang**
*Aged 66, Chairman*
*(Appointed in December 2007)*
Dr. Pang was appointed a Non-executive Director of the Company in December 2007 and became the Non-executive Chairman in January 2009. He has been a director of Kerry Holdings Limited, a substantial shareholder of the Company, since 15 March 2007. Dr. Pang also serves on the board of Visa Inc. (listed on the New York Stock Exchange). He previously held senior global business management positions with multinational corporations and taught at universities in North America and Asia. Dr. Pang served as Chief Executive Officer of Airport Authority Hong Kong from January 2001 to February 2007 after a successful career with the conglomerate E.I. DuPont, where he was Corporate Vice President in charge of DuPont worldwide nonwovens business and Chairman, DuPont Greater China. During his career with DuPont, Dr. Pang held a number of progressively senior positions across various DuPont businesses and with responsibilities spanning the Asia Pacific, North America, Europe and South America since 1980.

**Mr. Roberto V. Ongpin**
*Aged 73, Deputy Chairman*
*(Appointed in October 1993)*
Mr. Ongpin was appointed as the Deputy Chairman of the Company in October 1993. He is a Non-executive Director of Shangri-La Asia Limited, listed on The Stock Exchange of Hong Kong Limited. He is also the Chairman of PhilWeb Corporation, ISM Communications Corporation and Atok-Big Wedge Co., Inc. and Director of San Miguel Corporation, Petron Corporation and Araneta Properties Inc., all of which are listed companies on the Philippine Stock Exchange, Inc. He is also a Director of Forum Energy PLC, a listed company on the London Stock Exchange. In addition, he is also Chairman of the following companies: Acentic GmbH, Eastern Telecommunications Philippines, Inc. (ETPI), Alphaland Corporation and Developing Countries Investment Corp. He was a director of E2-Capital (Holdings) Limited (presently known as CIAM Group Limited), listed on The Stock Exchange of Hong Kong Limited, until June 2008. Prior to 1979, Mr. Ongpin was the Chairman and Managing Partner of the SGV Group, the largest accounting and consulting firm in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard University and is a Certified Public Accountant (Philippines).

**Tan Sri Dr. Khoo Kay Peng**
*Aged 71*
*(Appointed in June 1994)*
Tan Sri Dr. Khoo is the Chairman and Chief Executive of The MUI Group, which is a business corporation with diversified operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is the Chairman and Chief Executive of Malayan United Industries Berhad and MUI Properties Berhad (both listed in Kuala Lumpur). Dr. Khoo is also the Chairman of Laura Ashley Holdings plc (listed in London), Corus Hotels Limited, UK and Morning Star Resources Limited (listed in Hong Kong). He is also a director of Pan Malaysian Industries Berhad (listed in Kuala Lumpur) and The Bank of East Asia, Limited (listed in Hong Kong). Dr. Khoo is a trustee of the Regent University, Virginia, USA and a board member of Northwest University, Seattle, USA. He also serves as a Council Member of the Malaysian-British Business Council, the Malaysia-China Business Council and the Asia Business Council.

**Mr. Kuok Khoon Ean**
*Aged 54*
*(Appointed in October 1993)*
Mr. Kuok was appointed Chairman of the Company in January 1998 and became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000 until his re-designation as Non-executive Director in January 2009. He is a director of Kerry Group Limited, the ultimate holding company of the Company, and Kerry Holdings Limited, a substantial shareholder of the Company. Mr. Kuok is Chairman of Shangri-La Asia Limited (listed in Hong Kong and Singapore). He is also a director of Shangri-La Hotel Public Company Limited and The Post Publishing Public Company Limited (both listed in Thailand), and Wilmar International Limited (listed in Singapore). Mr. Kuok is also an Independent Non-executive Director of The Bank of East Asia, Limited (listed in Hong Kong). He is a graduate in Economics from Nottingham University, UK. Mr. Kuok is the brother of Ms. Kuok Hui Kwong, the Managing Director and Chief Executive Officer of the Company.

# 董事會 Board of Directors

## 獨立非執行董事

**夏佳理先生**
*GBS、CVO、OBE、太平紳士*
*七十一歲*
*（一九九六年六月獲委任）*
夏佳理先生為香港交易及結算所有限公司（在香港上市）之獨立非執行主席。彼於二零零二年至二零零六年八月期間出任香港賽馬會之主席。夏佳理先生為執業律師，並於直至二零零零年六月底立法會任期結束前為立法會議員。彼自一九八八年起出任立法會及臨時立法會議員，自一九九一年起，彼一直代表地產及建築功能組別。夏佳理先生曾經及正為多個政府委員會及顧問團體工作，包括西九文化區管理局及香港特別行政區授勳評審委員會。彼現為香港行政會議成員。夏佳理先生為恒隆地產有限公司之獨立非執行董事，以及香港興業國際集團有限公司、香港電燈集團有限公司、和記港陸有限公司、信和酒店（集團）有限公司、信和置業有限公司及尖沙咀置業集團有限公司（上述公司均在香港上市）之非執行董事。彼於二零零五年十月至二零零八年五月期間曾為上海世紀創投有限公司（在美國證券交易所上市）之獨立非執行董事。

**胡祖六博士**
*四十七歲*
*（二零一零年三月獲委任）*
胡博士為高盛大中華地區主席。彼於一九九七年加入高盛，於此之前，胡博士曾於華盛頓之國際貨幣基金組織工作，為若干成員國（當中包括中國）進行宏觀經濟研究和政策諮詢。胡博士曾就金融改革、退休金制度改革及宏觀經濟政策向中國政府提供意見，並與中國主要企業包括中國銀行、交通銀行、國家開發銀行、中國工商銀行、中國平安保險及中興通訊，於業務策略、融資及跨境收購合併方面緊密合作。彼於高盛曾促成多項世界最大及最重要的交易，並對於區內建立高盛之市場地位發揮重要作用。胡博士乃由香港特別行政區行政長官出任主席之策略發展委員會委員，證券及期貨事務監察委員會之諮詢委員會委員，及自然保育協會亞太區理事會成員。彼亦為中國華融資產管理有限公司、上海浦東發展銀行及哈佛中國基金之諮詢委員會成員。胡博士自一九九六年起擔任清華大學中國經濟研究中心聯席主任及教授，於該中心教授國際金融及宏觀經濟之研究生課程。胡博士就經濟及金融市場著述甚廣。彼乃數份學術期刊（包括*《國際經濟評論》*）之編輯委員會成員，並為中國主要金融及商業雜誌*《財經》*之專欄作家。胡博士持有清華大學工程碩士學位及哈佛大學經濟學碩士及博士學位。

**李國寶爵士**
*GBM、GBS、OBE、MA Cantab. (Economics & Law)、Hon. DSc. (Imperial)、Hon. DBA (Napier)、Hon. D.Hum.Litt. (Trinity, USA)、Hon. DSocSc (Lingnan)、Hon. LLD (Hong Kong)、Hon. LLD (Warwick)、Hon. LLD (Cantab)、FCA、FCPA、FCPA (Aust.)、FCIB、FHKIB、FBCS、CITP、FCIArb、太平紳士、Officier de L'Ordre de la Couronne、Grand Officer of the Order of the Star of Italian Solidarity、The Order of the Rising Sun、Gold Rays with Neck Ribbon、Officier de la Legion d'Honneur*
*七十一歲*
*（一九九零年四月獲委任）*
李爵士為東亞銀行有限公司（在香港上市）之主席兼行政總裁，並為香港及海外多間其他公司之董事。李爵士為香港立法會議員。李爵士為香港華商銀行公會有限公司及香港管理專業協會之主席。彼亦為銀行業務諮詢委員會之委員及財資市場公會之議會成員。李爵士為中國海外發展有限公司、中遠太平洋有限公司、粵海投資有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司及維他奶國際集團有限公司（上述公司均在香港上市）之獨立董事。彼為AFFIN Holdings Berhad（在馬來西亞上市）及Criteria CaixaCorp, S.A.（在西班牙上市）之董事。李爵士曾為招商局中國基金有限公司（在香港上市）之獨立董事以及Dow Jones & Company, Inc.（在紐約證券交易所上市）之董事。彼曾為香港行政會議成員。

## Independent Non-executive Directors

**The Hon. Ronald J. Arculli**
*GBS, CVO, OBE, JP*
*Aged 71*
*(Appointed in June 1996)*
Mr. Arculli is the Independent Non-executive Chairman of Hong Kong Exchanges and Clearing Limited (listed in Hong Kong). He was the Chairman of The Hong Kong Jockey Club from 2002 to August 2006. Mr. Arculli is a practising solicitor and was an elected member of the Legislative Council until the end of the legislative session at the end of June 2000. He had served on the Legislative Council and the Provisional Legislative Council since 1988, representing the Real Estate and Construction functional constituency since 1991. Mr. Arculli has served, and continues to serve, on numerous Government committees and advisory bodies, including West Kowloon Cultural District Authority and the Honours Committee of the HKSAR Government. He is currently a Member of the Executive Council of Hong Kong. Mr. Arculli is an Independent Non-executive Director of Hang Lung Properties Limited and a Non-executive Director of HKR International Limited, Hongkong Electric Holdings Limited, Hutchison Harbour Ring Limited, Sino Hotels (Holdings) Limited, Sino Land Company Limited and Tsim Sha Tsui Properties Limited (all listed in Hong Kong). He was an Independent Non-executive Director of Shanghai Century Acquisition Corporation (listed on the American Stock Exchange) from October 2005 to May 2008.

**Dr. Fred Hu Zu Liu**
*Aged 47*
*(Appointed in March 2010)*
Dr. Hu is Chairman of Greater China at Goldman Sachs. Before joining Goldman Sachs in 1997, Dr. Hu was a staff member at the International Monetary Fund (IMF) in Washington D.C., where he was engaged in macroeconomic research and policy consultations for a number of member country governments including China. Dr. Hu has advised the Chinese government on financial reform, pension reform and macroeconomic policies, and has worked closely with China's leading companies including Bank of China, Bank of Communications, China Development Bank, ICBC, Ping An and ZTE on business strategy, capital raising and cross-border merger and acquisitions. At Goldman Sachs he has led several of the world's largest and most significant transactions, and has been instrumental in building the firm's franchise in the region. Dr. Hu is a member of the Strategic Development Committee chaired by the Chief Executive of Hong Kong Special Administrative Region, a member of the Advisory Committee for the Hong Kong Securities and Futures Commission and is also a member of the Asia Pacific Council of the Nature Conservancy. He also sits on the advisory board for China Huarong Asset Management Company, Shanghai Pudong Development Bank and the Harvard China Fund. Dr. Hu has served since 1996 as co-director and professor at the National Center for Economic Research (NCER) at Tsinghua University, where he teaches a graduate course in international finance and macroeconomics. Dr. Hu has published widely on economics and financial markets. He is a member of the editorial board for several academic journals, including the *International Economic Review*, and is a columnist for *Caijing*, China's leading financial and business magazine. Dr. Hu earned an MS in Engineering Science from Tsinghua University and an MA and PhD in Economics from Harvard University.

**Dr. The Hon. Sir David Li Kwok Po**
*GBM, GBS, OBE, MA Cantab. (Economics & Law), Hon. DSc. (Imperial), Hon. DBA (Napier), Hon. D.Hum.Litt. (Trinity, USA), Hon. DSocSc (Lingnan), Hon. LLD (Hong Kong), Hon. LLD (Warwick), Hon. LLD (Cantab), FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, Officier de L'Ordre de la Couronne, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Legion d'Honneur*
*Aged 71*
*(Appointed in April 1990)*
Sir David is Chairman and Chief Executive of The Bank of East Asia, Limited (listed in Hong Kong) and a director of numerous other companies in Hong Kong and overseas. Sir David is a Member of the Legislative Council of Hong Kong. He is the Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee and the Council of the Treasury Markets Association. Sir David is an independent director of China Overseas Land & Investment Limited, COSCO Pacific Limited, Guangdong Investment Limited, The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited and Vitasoy International Holdings Limited (all listed in Hong Kong). He is a director of AFFIN Holdings Berhad and Criteria CaixaCorp, S.A., listed in Malaysia and Spain, respectively. Sir David was an independent director of China Merchants China Direct Investments Limited (listed in Hong Kong) and a director of Dow Jones & Company, Inc. (listed on the New York Stock Exchange). He was a Member of the Executive Council of Hong Kong.

## 獨立非執行董事（續）

**黃啟民先生**
*BBS、太平紳士*
*五十九歲*
*（二零零七年四月獲委任）*
黃先生是一位於審計、上市集資及電腦審計方面擁有三十二年經驗之會計師。在一九九九年至二零零三年間，彼為香港聯合交易所有限公司創業板上市委員會成員。黃先生在二零零五年六月三十日退任香港羅兵咸永道會計師事務所之合夥人。彼現時為兩家慈善機構馮經綸慈善基金有限公司及利豐(1906)慈善基金有限公司之董事及香港大學商學院榮譽副教授。黃先生現時是中國建設銀行股份有限公司（在香港及上海上市）、香格里拉（亞洲）有限公司（在香港及新加坡上市）及新意網集團有限公司（在香港上市）之獨立非執行董事。黃先生為證券及期貨事務監察委員會之非執行董事。此外，彼亦服務於多個政府委任之委員會及非官方機構之董事局。黃先生擁有香港大學之物理學學士及香港中文大學之工商管理學碩士學位，並為英國特許公認會計師公會資深會員及香港會計師公會資深會員。

## Independent Non-executive Directors (continued)

**Mr. Wong Kai Man**
*BBS, JP*
*Aged 59*
*(Appointed in April 2007)*
Mr. Wong is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of The Stock Exchange of Hong Kong Limited from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005 and is currently the director of two charity foundations: Victor and William Fung Foundation Ltd. and Li & Fung (1906) Foundation Limited, and an Honorary Associate Professor of the School of Business of the University of Hong Kong. He is currently an Independent Non-executive Director of China Construction Bank Corporation (listed in Hong Kong and Shanghai), Shangri-La Asia Limited (listed in Hong Kong and Singapore) and SUNeVision Holdings Ltd. (listed in Hong Kong). He is a Non-executive Director of the Securities and Futures Commission. In addition, he serves in a number of government committees and the board of certain non-governmental organisations. Mr. Wong obtained his Bachelor of Science in Physics from the University of Hong Kong and Master of Business Administration from the Chinese University of Hong Kong, and is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants.

## 執行董事

**郭惠光女士**
*三十二歲，董事總經理及行政總裁*
*（二零零四年二月獲委任）*
郭女士於二零零四年二月獲委任為SCMP集團執行董事，並於二零零九年一月擔任董事總經理及行政總裁。彼負責監督本集團業務及營運之管理。彼亦為The Post Publishing Public Company Limited（《*Bangkok Post*》之出版人及在泰國上市）之董事。於二零零三年十月加入SCMP集團之前，郭女士曾於JP Morgan之投資銀行業務任職分析員。郭女士於哈佛大學取得學士學位。彼為本公司董事郭孔演先生之胞妹。

## Executive Director

**Ms. Kuok Hui Kwong**
*Aged 32, Managing Director and Chief Executive Officer*
*(Appointed in February 2004)*
Ms. Kuok was appointed an Executive Director of SCMP Group in February 2004 and became the Managing Director and Chief Executive Officer in January 2009. She is responsible for overseeing the management of the Group's businesses and operations. She is also a board director of The Post Publishing Public Company Limited (publisher of the *Bangkok Post* and listed in Thailand). Prior to joining SCMP Group in October 2003, Ms. Kuok worked as an analyst in the investment banking unit of JP Morgan. Ms. Kuok received her undergraduate degree from Harvard University. She is the sister of Mr. Kuok Khoon Ean, a director of the Company.

# Corporate Executives 公司行政人員

**郭惠光女士**

*董事總經理及行政總裁*

郭女士於二零零四年二月獲委任為SCMP集團執行董事，並於二零零九年一月擔任董事總經理及行政總裁。彼負責監督本集團業務及營運之管理。彼亦為The Post Publishing Public Company Limited（《*Bangkok Post*》之出版人及在泰國上市）之董事。於二零零三年十月加入SCMP集團之前，郭女士曾於JP Morgan之投資銀行業務任職分析員。郭女士於哈佛大學取得學士學位。

**Ms. Kuok Hui Kwong**

*Managing Director and Chief Executive Officer*

Ms. Kuok was appointed as Executive Director of SCMP Group in February 2004 and became the Managing Director and Chief Executive Officer in January 2009. She is responsible for overseeing the management of the Group's businesses and operations. She is also a board director of The Post Publishing Public Company Limited (publisher of the *Bangkok Post* and listed in Thailand). Prior to joining SCMP Group in October 2003, Ms. Kuok worked as an analyst in the investment banking unit of JP Morgan. Ms. Kuok received her undergraduate degree from Harvard University.

**Eric Levin先生**

*財務總監*

Levin先生於二零零九年九月獲委任為財務總監，負責集團財務、資訊科技、集團行政及報刊內容資訊。於履職前，Levin先生為City On Demand之行政總裁兼創辦人，及美國Home Box Office之財務總監。Levin先生於賓夕法尼亞大學取得電機工程理學士學位，並於芝加哥Booth School of Business修讀財務及經濟工商管理碩士學位。

**Mr. Eric Levin**

*Chief Financial Officer*

Mr. Levin was appointed as Chief Financial Officer in September 2009, responsible for the corporate financials, information technology, corporate administration and content resources. Prior to this appointment Mr. Levin was the CEO and founder of City On Demand, and CFO of Home Box Office in U.S.A. Mr. Levin received his Bachelor of Science degree in Electrical Engineering from the University of Pennsylvania, and attended the Booth School of Business in Chicago for his Master of Business Administration degree in Finance and Economics.

**蔡翔祁先生**

*首席總編輯*

蔡先生於二零零九年七月加入SCMP集團出任首席總編輯，負責編輯方針及主管新聞業務。彼畢業於哥倫比亞大學，獲得新聞碩士學位，並自芝加哥大學取得數學學士學位。於履職前，蔡先生曾為《*華爾街日報*》於馬尼拉、河內、香港及其後於紐約辦事處工作十六年。在彼擔任編輯期間，《*華爾街日報*》亞洲版贏得無數新聞界大獎。蔡先生亦曾於新加坡《*海峽時報*》任職並派駐菲律賓，以及於新加坡路透社工作，亦為當時新加坡廣播公司的電視及電台記者。

**Mr. Reginald Chua**

*Editor-In-Chief*

Mr. Chua joined the SCMP Group in July 2009, responsible for the editorial direction and newsroom operations as Editor-in-Chief. He graduated with a Master Degree in Journalism from Columbia University and a Bachelor Degree in Mathematics from the University of Chicago. Previously Mr. Chua worked for *The Wall Street Journal* for 16 years, in Manila, Hanoi, Hong Kong and later in the New York office. During the tenure as Editor of the Journal's Asian edition, the publication won numerous editorial awards. Mr. Chua also covered the Philippines for Singapore's *Straits Times*, worked at Reuters in Singapore and was a television and radio journalist at the then-Singapore Broadcasting Corp.

# 企業管治 Corporate Governance

董事會及管理層一直致力積極履行本集團對股東之責任，本集團視提升及維護股東權益為首要任務及成功要訣之一。

The Board of Directors (the "Board") and Management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

經過多年發展，本集團已建立了完善之企業管治常規，確保集團緊守道德操守，並嚴格遵守最高之業內標準。企業管治常規是否具成效，關鍵是要驗證這套管治常規能否將管理層與股東之利益連成一線，充分保障及提升股東權益。本集團定期檢討此等指引及政策，推陳出新，確保有關指引及政策能切合當今瞬息萬變之營商環境及市場要求。

Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards. The key test of corporate governance practices is if they align the interests of management with those of shareholders to adequately protect and promote shareholders' interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations.

年內，本集團之企業管治常規已符合香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載之《企業管治常規守則》（「聯交所守則」）之所有守則條文，本集團亦在相關及可行之情況下遵守聯交所守則內之建議最佳常規。

During the year, the Group's corporate governance practices have complied with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

本集團現行之企業管治常規結合了多年來對本集團有助裨益之常規及聯交所守則所載之新常規，本集團相信，此企業管治常規為本集團提供一個完善合理之架構，以平衡其業務及股東權益。本集團將繼續按其業務需要、監管規例之變動及新企業管治理念，檢討其企業管治常規。

The Group believes that its current corporate governance practices, which combine practices which have served the Group well for many years and new practices set out in the Stock Exchange Code, provide the Group with a sound and sensible framework for balancing the business of the Group and the interests of its shareholders. The Group will continue to evaluate its corporate governance practices in light of its business needs, regulatory changes and new corporate governance philosophies.

下文載述本集團現行之管治架構，並闡釋如何應用聯交所守則之條文。

Set out below are our current framework of governance and explanations about how the provisions of the Stock Exchange Code have been applied.

## 董事會

董事會確認其代表股東權益之責任。於本年報日期，董事會由八位董事組成，一位為執行董事，七位為非執行董事，其中三位為獨立非執行董事，佔董事會人數逾三分之一。

*非執行董事：*
彭定中博士（主席）
Roberto V. Ongpin先生（副主席）
邱繼炳博士
郭孔演先生

*獨立非執行董事：*
夏佳理先生
李國寶爵士
黃啟民先生

*執行董事：*
郭惠光女士（董事總經理及行政總裁）

全體董事之簡歷，包括彼等之間之關係，載於本年報第22至26頁。

董事會之主席為非執行主席彭定中博士。董事總經理及行政總裁郭惠光女士在本集團高級管理層協助下監督本集團之業務管理。

各董事均具有多年廣泛從商經驗，具備不同之知識、專業技能及豐富經驗，對監察本集團之業務營運有莫大裨益。

董事會負責制訂策略方針，並監察本集團之業務及管理表現。以下主要事項必須經董事會批准，方可代表本公司作出決定：

- 策略方針
- 財務預算
- 經審核財務報表
- 中期業績和全年業績
- 中期報告和年度報告
- 重大投資
- 主要收購事項及出售事項
- 主要融資、借貸及擔保
- 重大合約
- 風險管理

此外，董事會亦討論重大營運事宜、評估商機及業務風險，以及審議企業傳訊及人力資源事務。除特定必須由董事會作出決定及處理之事務外，其他事宜均交由管理層負責。

## The Board of Directors

The Board recognises its responsibility to represent the interests of shareholders. As at the date of this Annual Report, the Board has eight Directors: an Executive Director and seven Non-executive Directors (including three Independent Non-executive Directors). Independent Non-executive Directors represent more than one-third of the Board.

*Non-executive Directors:*
Dr. David J. Pang (Chairman)
Mr. Roberto V. Ongpin (Deputy Chairman)
Tan Sri Dr. Khoo Kay Peng
Mr. Kuok Khoon Ean

*Independent Non-executive Directors:*
The Hon. Ronald J. Arculli
Dr. The Hon. Sir David Li Kwok Po
Mr. Wong Kai Man

*Executive Director:*
Ms. Kuok Hui Kwong (Managing Director and Chief Executive Officer)

The biographies of all the Directors, including their relationships, are set out on pages 22 to 26 of this Annual Report.

The Board is chaired by the Non-executive Chairman, Dr. David J. Pang. Ms. Kuok Hui Kwong, Managing Director and Chief Executive Officer, oversees the management of the Group's business with the assistance of the Group's senior management team.

Each Director brings a wide range and years of business experience to the Board. The Directors' combined knowledge, expertise and experience are extremely valuable in overseeing the Group's business.

The Board sets the strategic direction and oversees the performance of the Group's business and management. The following key matters must be approved by the Board before decisions are made on behalf of the Company:

- Strategic direction
- Budgets
- Audited financial statements
- Interim and final results
- Interim and annual reports
- Significant investments
- Major acquisitions and disposals
- Major financings, borrowings and guarantees
- Material contracts
- Risk management

In addition, the Board discusses major operating issues, evaluates opportunities and business risks, and considers corporate communications and human resources issues. Decisions and conduct of matters other than those specifically reserved to the Board are delegated to Management.

董事會將不時檢討與管理層職責分工之安排，以確保有關安排切合本集團及其業務之需要。

The Board will review the arrangements between the responsibilities of the Board and the matters delegated to Management from time to time to ensure that they remain appropriate to the need of the Group and its business.

## 董事會會議程序

## Board Proceedings

董事會每年定期召開四次會議，通常於每季度舉行，並於需要時召開會議。董事會會議議程經主席審批，並提交董事評核。每次董事會會議前，董事會均獲提供本集團業務及發展之充足、適時和可靠之資料，會上董事積極參與及開展討論。全體董事於會議後一段合理時間內審議及評核董事會會議記錄，以確保所存置之董事會會議討論和決策記錄準確。

The Board holds four regular meetings annually, usually quarterly, and also meets at such other times as are necessary. Agenda of Board meetings are approved by the Chairman and presented to the Directors for comments. The Board is provided with adequate, timely and reliable information about the Group's business and developments before each Board meeting at which the Directors actively participate and hold informed discussions. All Directors are asked to review and comment on the Board minutes within a reasonable time after the meetings to maintain accurate records of Board discussions and decisions.

年內，董事會召開會議次數及各董事出席會議之情況如下：

The number of Board meetings held and meetings attended by each of the Directors during the year were:

| 董事<br>Directors | | 出席會議次數<br>Meetings attended | 二零零九年<br>舉行會議次數<br>Meetings held during 2009 |
|---|---|---|---|
| 彭定中博士* | Dr. David J. Pang* | 4 | 4 |
| Roberto V. Ongpin先生* | Mr. Roberto V. Ongpin* | 4 | 4 |
| 夏佳理先生+ | The Hon. Ronald J. Arculli+ | 4 | 4 |
| 邱繼炳博士* | Tan Sri Dr. Khoo Kay Peng* | 3 | 4 |
| 郭惠光女士 | Ms. Kuok Hui Kwong | 4 | 4 |
| 郭孔演先生* | Mr. Kuok Khoon Ean* | 4 | 4 |
| 利定昌先生+（附註） | Mr. Peter Lee Ting Chang+ (Note) | 2 | 3 |
| 李國寶爵士+ | Dr. The Hon. Sir David Li Kwok Po+ | 3 | 4 |
| 黃啟民先生+ | Mr. Wong Kai Man+ | 4 | 4 |

* 非執行董事
\+ 獨立非執行董事

* Non-executive Director
\+ Independent Non-executive Director

附註：
利定昌先生於二零零九年十月十七日辭世並不再為董事。

Note:
Mr. Peter Lee Ting Chang passed away and ceased to be a director on 17 October 2009.

全體董事均取得公司秘書之意見及服務，以確保已依循所有董事會程序。在每次董事會會議前，董事向董事會提供其在各公眾和私人公司及組織所擔任職務之最新資料。此外，亦有書面程序讓董事尋求獨立專業意見，費用由本公司支付。

All the Directors have access to the advice and services of the Company Secretary to ensure all board procedures are followed. Before each Board meeting, the Directors update the Board regarding offices held in public and private companies and organisations. There are also written procedures for the Directors to obtain independent professional advice at the Company's expense.

董事會亦已訂立特定程序供非執行董事（包括獨立非執行董事）於沒有執行董事出席下召開會議。

The Board has also adopted specific procedures for meetings to be convened among Non-executive Directors including the Independent Non-executive Directors in the absence of any Executive Director.

## 董事之委任、重選及罷免

董事會出具正式委任函件確認所有非執行董事及董事會轄下委員會成員之任期及職能。

獲委任以填補空缺之董事須於其獲委任後本公司之首次股東週年大會上重選。此外，每位董事(包括每位非執行董事)須不遲於其上次獲選或重選後之第三次股東週年大會上退任。根據本公司之公司細則，每年股東週年大會需有三分之一董事(無論為執行董事或非執行董事)輪值告退。退任之董事可膺選連任。

## Appointment, Re-election and Removal of Directors

The Board confirms the term of appointment and functions of all Non-executive Directors and Board Committee members with formal letters of appointment.

Directors who are appointed to fill vacancies are subject to re-election at the first annual general meeting of the Company after his or her appointment. In addition, every Director, including every Non-executive Director, shall retire from office no later than the third annual general meeting after he was last elected or re-elected. One-third of the Directors, be they Executive Directors or Non-executive Directors, are required to retire by rotation from office at every annual general meeting under the Company's Bye-Laws. A retiring Director is eligible for re-election.

## 董事酬金

年內，已支付或應付予董事之董事袍金及所有其他付還款項及薪酬，按個別董事具名載列於本年報第103頁之財務報表附註第18項內。

本集團之薪酬政策載於本年報第104頁。

## Directors' Remuneration

The Directors' fees and all other reimbursements and emoluments paid or payable to the Directors during the year are set out, on an individual and named basis, in note 18 to the financial statements of this Annual Report on page 103.

The remuneration policy of the Group is set out on page 104 of this Annual Report.

## 董事及高級行政人員之證券交易

董事會已採納上市規則附錄十所載之《上市發行人董事進行證券交易的標準守則》(「標準守則」)，作為本公司董事及高級行政人員進行證券交易之守則。

本公司全體董事均確認彼等於年內一直遵守標準守則所載之規定標準。

董事於二零零九年十二月三十一日持有本公司股份(包括購股權)之權益載於本年報第49至52頁「董事會報告」一節。

## Securities Transactions of Directors and Senior Executives

The Board of Directors had adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code for securities transactions by its Directors and senior executives.

All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the year.

Interests in the Company's shares (including share options) held by the Directors as at 31 December 2009 are set out in the Directors' Report section of this Annual Report on pages 49 to 52.

## 獨立非執行董事之獨立性

董事會已收到各獨立非執行董事根據上市規則第3.13條所載之指引確認其獨立性之確認函。

董事會認為本公司全體獨立非執行董事均具獨立性，並對彼等一直以來為董事會及董事會轄下委員會所作貢獻和提供獨立意見及指導表示謝意。

## Independence of Independent Non-executive Directors

The Board has received from each of the Independent Non-executive Directors a confirmation of his independence according to the guidelines set out in Rule 3.13 of the Listing Rules.

The Board is of the view that all Independent Non-executive Directors of the Company are independent and is grateful for the contribution and independent advice and guidance that they have been giving to the Board and the Board Committees.

## 與董事會有關之其他事宜

於財務報告方面，全體董事確認彼等在編製本集團賬目之責任。

本集團已就董事及高級行政人員之責任作出適當投保。

## 主席及行政總裁

董事會之主席為非執行主席彭定中博士。郭惠光女士為本公司之董事總經理及行政總裁。非執行主席負責領導董事會，確保董事會有效地運作，而董事總經理及行政總裁則負責監督本集團之業務及營運管理。彼等各自之職責清楚界定並以書面列載。

## 董事會轄下委員會

董事會轄下設立了審核、薪酬及提名委員會，負責處理本集團若干方面之企業管治事務。該等委員會之職權範圍登載於本公司之網頁www.scmpgroup.com。

董事會亦不時成立其他委員會，處理其他特定範疇之事務。

各獲委任之委員會均具書面職權範圍，每名委員會成員均有正式委任函件，載有關於其委任之主要條款。

各委員會按本集團之業務發展和運作於需要時召開會議。在每次會議或討論前，委員會成員均獲提供充足及適時之資料。全體委員會成員於會議後一段合理時間內審議及評核會議記錄。

董事會會議適用之程序及安排亦應用於董事會轄下委員會之會議。

## Other matters relating to the Board

In relation to financial reporting, all Directors acknowledge their responsibilities for preparing the accounts of the Group.

The Group has appropriate insurance in place to cover the liabilities of the Directors and senior executives of the Group.

## Chairman and Chief Executive Officer

The Board is chaired by the Non-executive Chairman, Dr. David J. Pang. Ms. Kuok Hui Kwong is the Managing Director and Chief Executive Officer of the Company. The Non-executive Chairman is responsible for the management of the Board to ensure that the Board is functioning properly, whilst the Managing Director and Chief Executive Officer is responsible for overseeing the management of the Group's businesses and operations. Their respective responsibilities are clearly established and set out in writing.

## Board Committees

The Board has established the Audit, Remuneration and Nomination Committees with mandates to deal with certain corporate governance aspects of the Group. The remits of these Committees are published on the Company's website - www.scmpgroup.com.

From time to time, the Board also establishes other board committees to deal with specific aspects of its business.

Each Committee is appointed with written terms of reference and each member of the Committee has a formal letter of appointment setting out key terms and conditions relating to his appointment.

Each Committee meets as frequently as required by business developments and the operation of the Group. Committee members are provided with adequate and timely information before each meeting or discussion. All Committee members are asked to review and comment on the minutes of their meetings within a reasonable time after the meetings.

The procedures and arrangements relating to the meetings of the Board are applied to meetings of the Board Committees whenever it is appropriate.

## 審核委員會

審核委員會於一九九八年成立。現時，委員會成員為李國寶爵士（委員會主席）、夏佳理先生及黃啟民先生（均為獨立非執行董事）。

委員會成員具專業資格和財務事宜之經驗，有助委員會有效行使權力，並就財務事宜向董事會提供獨立意見及建議。

審核委員會之主要職責為確保本公司作出正規及具透明度之安排，以審議與本集團財務匯報及內部監控方面有關之事宜，並與本公司之內部及外聘核數師維持恰當關係。

審核委員會職權範圍所載列之職務，符合聯交所守則之守則條文。

審核委員會每年定期召開兩次會議，亦於有需要時舉行會議。審核委員會之任何成員均可召開委員會會議。外聘核數師亦可要求委員會主席召開審核委員會會議。審核委員會可邀請外聘核數師及／或管理層成員出席任何會議。委員會主席可酌情決定或應管理層要求召開特別會議，審閱重大內部監控或財務事宜。委員會主席每年向董事會作出至少兩次報告，匯報委員會之工作和提出任何重大事項。

審核委員會於年內召開會議之次數及各委員會成員出席會議之次數如下：

## Audit Committee

The Audit Committee was established in 1998. Currently, the members of the Committee are Messrs David Li Kwok Po as Committee Chairman, Ronald J. Arculli and Wong Kai Man, who are all Independent Non-executive Directors.

The Committee members have professional qualifications and experience in financial matters that enable the Committee to exercise its powers effectively and provide the Board with independent views and recommendations in relation to financial matters.

The principal roles of the Audit Committee are to ensure that the Company has formal and transparent arrangements for considering matters relating to the Group's financial reporting and internal controls and for maintaining an appropriate relationship with the Company's internal and external auditors.

The duties of the Audit Committee, as set out in its terms of reference, adhere to the code provisions of the Stock Exchange Code.

The Audit Committee holds two regular meetings annually and also meets at such other times as are necessary. Any Audit Committee member may convene a meeting of the Committee. The external auditor may also request the Committee Chairman to convene a meeting of the Audit Committee. The Audit Committee may invite the external auditor and/or members of Management to attend any of the meetings. Special meetings may be called at the discretion of the Committee Chairman or at the request of Management to review significant internal control or financial issues. The Committee Chairman reports to the Board at least twice a year on the Committee's activities and highlights any significant issues.

The number of meetings of the Audit Committee held and attended by each of the Audit Committee members during the year were:

| 董事 Directors | | 出席會議次數 Meetings attended | 二零零九年舉行會議次數 Meetings held during 2009 |
|---|---|---|---|
| 李國寶爵士（附註1） | Dr. The Hon. Sir David Li Kwok Po (Note 1) | 2 | 2 |
| 夏佳理先生 | The Hon. Ronald J. Arculli | - | 2 |
| 利定昌先生（附註2） | Mr. Peter Lee Ting Chang (Note 2) | 2 | 2 |
| 黃啟民先生 | Mr. Wong Kai Man | 2 | 2 |

附註：

1. 李國寶爵士獲委任為委員會主席，由二零零九年八月二十四日起生效。
2. 利定昌先生於二零零九年十月十七日辭世並不再為委員會成員。

Notes:

1. Dr. The Hon. Sir David Li Kwok Po was appointed the Committee Chairman with effect from 24 August 2009.
2. Mr. Peter Lee Ting Chang passed away and ceased to be a committee member on 17 October 2009.

年內，審核委員會審議下列主要事宜：

- 經審核財務報表
- 全年業績及中期業績
- 外聘核數師對本集團賬目之審核報告
- 重新委任外聘核數師
- 外聘核數師之審核服務計劃
- 內部監控報告
- 內部審核報告
- 合規報告
- 不當行為報告
- 資訊科技工作計劃報告
- 審核委員會職權範圍修訂

年內，董事會並無持任何與審核委員會有異之意見，亦無拒絕接納審核委員會呈報之任何建議。

Key matters reviewed by the Audit Committee during the year were:

- Audited financial statements
- Final and interim results
- Report from the external auditor on the audit of the Group's accounts
- Re-appointment of the external auditor
- External auditor's audit service plan
- Internal control report
- Internal audit report
- Compliance report
- Malpractice report
- Information technology work plan report
- Amendments to terms of reference to the Audit Committee

During the year, the Board has not taken any view that is different from that of the Audit Committee nor rejected any recommendation presented by the Audit Committee.

**薪酬委員會**

薪酬委員會於二零零零年成立，其大部份現有成員為獨立非執行董事。現時，委員會成員為黃啟民先生（委員會主席）、夏佳理先生及郭孔演先生。

委員會負責釐定本集團執行董事及高級管理層之薪酬待遇，並就非執行董事之薪酬向董事會提供建議。委員會審議本集團之人力資源政策，包括退休福利及根據本公司購股權計劃授出之購股權。

薪酬委員會職權範圍所載列之職務，符合聯交所守則之守則條文。

委員會成員每年召開一次會議，並於有需要時舉行會議。委員會任何成員均可召開薪酬委員會會議。

**Remuneration Committee**

The Remuneration Committee was established in 2000. A majority of its current members are Independent Non-executive Directors. Currently, the members of the Committee are Messrs Wong Kai Man as Committee Chairman, Ronald J. Arculli and Kuok Khoon Ean.

The Committee determines the remuneration packages of Executive Director(s) and senior management of the Group. The Committee also gives recommendations to the Board on the remuneration of Non-executive Directors. The Committee reviews human resources policies of the Group, including retirement benefits and share options under the Company's Share Option Scheme.

The duties of the Remuneration Committee, as set out in its terms of reference, adhere to the code provisions of the Stock Exchange Code.

The Committee meets once a year and at such other time as is necessary. Any Committee member may convene a meeting of the Remuneration Committee.

薪酬委員會於年內召開會議之次數及各委員會成員出席會議之次數如下：

The number of meetings of the Remuneration Committee held and attended by each of the Remuneration Committee members during the year were:

| 董事<br>Directors | | 出席會議次數<br>Meeting attended | 二零零九年舉行會議次數<br>Meeting held during 2009 |
|---|---|---|---|
| 黃啟民先生（附註1） | Mr. Wong Kai Man (Note 1) | - | - |
| 夏佳理先生 | The Hon. Ronald J. Arculli | 1 | 1 |
| 郭孔演先生 | Mr. Kuok Khoon Ean | 1 | 1 |
| 利定昌先生（附註2） | Mr. Peter Lee Ting Chang (Note 2) | 1 | 1 |

附註：

1. 黃啟民先生獲委任為委員會成員及委員會主席，由二零零九年十二月十一日起生效。

2. 利定昌先生於二零零九年十月十七日辭世並不再為委員會成員及委員會主席。

Notes:

1. Mr. Wong Kai Man was appointed as a committee member and the Committee Chairman with effect from 11 December 2009.

2. Mr. Peter Lee Ting Chang passed away and ceased to be a committee member and the Committee Chairman on 17 October 2009.

年內，薪酬委員會審議下列主要事宜：

- 本集團之薪酬政策
- 董事總經理及行政總裁以及高級管理層之薪酬政策
- 董事總經理及行政總裁以及高級管理層之薪酬待遇
- 非執行董事之薪酬
- 本集團退休計劃之表現及參加成員
- 本集團之薪酬、競爭力及人力資源措施

Key matters reviewed by the Remuneration Committee during the year were:

- Group's remuneration policy
- Remuneration policy of Managing Director and Chief Executive Officer and senior management
- Remuneration package of Managing Director and Chief Executive Officer and senior management
- Remuneration of Non-executive Directors
- Performance and membership of the Group's retirement plans
- Group's remuneration, competitiveness and human resources initiatives

### 提名委員會

提名委員會於二零零五年成立，其大部份現有成員為獨立非執行董事。現時，委員會成員為夏佳理先生（委員會主席）、彭定中博士及黃啟民先生。

在提名委員會成立前，董事會負責通過其成員之委任，以及提名彼等予本公司股東投票選舉和重選。

提名委員會之職權範圍為物色委任人選予董事會，並檢討董事會之人數、架構和組成。在作出委任前，提名委員會會評估董事會於技能、知識及經驗之均衡組合，並按此訂下該特定委任人選之職責及所須具備之才能。倘委員會認為恰當，亦會外聘顧問，以物色合適人選。

### Nomination Committee

The Nomination Committee was established in 2005. A majority of its current members are Independent Non-executive Directors. Currently, the members of the Committee are Messrs Ronald J. Arculli as Committee Chairman, David J. Pang and Wong Kai Man.

Prior to the establishment of the Nomination Committee, the Board was responsible for agreeing to the appointment of its members and nominating them for election and re-election by the Company's shareholders.

The remit of the Nomination Committee is to identify candidates for appointment to the Board and to review the size, structure and composition of the Board. Before an appointment is made, the Nomination Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment. If deemed appropriate, external consultants may be used to identify suitable candidates.

提名委員會職權範圍所載列之職務，符合聯交所守則之建議最佳常規。

The duties of the Nomination Committee, as set out in its terms of reference, adhere to the recommended best practices of the Stock Exchange Code.

提名委員會於委員會主席按需要時召開會議。委員會任何成員均可召開提名委員會會議。

The Nomination Committee meets at such time as the Committee Chairman shall require. Any Committee member may convene a meeting of the Nomination Committee.

提名委員會於年內召開會議之次數及各委員會成員出席會議之次數如下：

The number of meetings of the Nomination Committee held and attended by each of the Nomination Committee members during the year were:

| 董事 Directors | | 出席會議次數 Meeting attended | 二零零九年舉行會議次數 Meeting held during 2009 |
|---|---|---|---|
| 夏佳理先生（附註1） | The Hon. Ronald J. Arculli (Note 1) | 1 | 1 |
| 利定昌先生（附註2） | Mr. Peter Lee Ting Chang (Note 2) | 1 | 1 |
| 彭定中博士 | Dr. David J. Pang | 1 | 1 |
| 黃啟民先生（附註3） | Mr. Wong Kai Man (Note 3) | - | - |

附註：

1. 夏佳理先生獲委任為委員會主席，由二零零九年十二月十一日起生效。
2. 利定昌先生於二零零九年十月十七日辭世並不再為委員會成員及委員會主席。
3. 黃啟民先生獲委任為委員會成員，由二零零九年十二月十一日起生效。

Notes:

1. The Hon. Ronald J. Arculli was appointed the Committee Chairman with effect from 11 December 2009.
2. Mr. Peter Lee Ting Chang passed away and ceased to be a committee member and the Committee Chairman on 17 October 2009.
3. Mr. Wong Kai Man was appointed as a committee member with effect from 11 December 2009.

年內，提名委員會已檢討董事會之人數、架構及組成，並就委任本公司新董事及重選退任董事向董事會作出建議。

During the year, the Nomination Committee reviewed the size, structure and composition of the Board and made recommendations to the Board on the appointment of new director and re-election of retiring directors of the Company.

## 執行委員會

執行委員會之主席為董事總經理及行政總裁，成員包括本集團高級行政人員和各部門之主管。執行委員會定期召開會議，藉以：

- 確保業務營運協調有序，並且具備盈利能力
- 評估業務及經營風險
- 審閱及建議策略計劃，以期取得長遠增長及盈利能力
- 討論重大之營運事宜
- 審議及批准主要開支項目
- 批准建立夥伴關係、合營企業及出售重大資產

## Executive Committee

The Executive Committee is chaired by the Managing Director and Chief Executive Officer and composed of senior executives of the Group and heads of the Group's divisions. Meetings are held regularly to:

- Ensure business activities are coordinated and profitable
- Evaluate business and operating risks
- Review and propose strategic plans to achieve long-term growth and profitability
- Discuss major operating issues
- Review and approve major expenditures
- Approve partnerships, ventures and significant disposal of assets

## 內部監控

本集團已在其業務所有重要範疇，包括財務、營運、合規及風險管理功能設立內部監控。該等內部監控旨在保障股東之投資及本集團之資產。在相關之範疇內，本集團之內部監控架構採用英國Turnbull Guidance及香港會計師公會建議之內部監控與風險管理之架構。本公司已根據英國Turnbull Guidance建議之清單編製一份審核清單，以協助董事檢討本集團之內部監控系統。

維持本集團內部監控之責任由董事會及管理層分擔。董事會負責制定及審議內部監控政策，以監察本集團之內部監控系統。董事會將推行該等政策之責任交予管理層。管理層負責識別及評估本集團面對之風險，並設計、應用及監察有效之內部監控系統，以執行董事會採納之政策。

本公司於二零零五年設立內部審核職能，提呈審核計劃、風險評估及定期內部審核報告予審核委員會及董事會審閱。

董事會確認其對本集團內部監控系統及檢討其成效之責任。在董事會正式審議本集團財務監控、內部監控及風險管理系統前，審核委員會按照其職權範圍先進行初步檢討。審核委員會在定期舉行之審核委員會會議上，檢討本集團之財務監控、內部監控及風險管理系統。然而，儘管完善和有規劃之內部監控系統能提供合理之保障，以協助本集團達致其業務目標，但系統本身並不能確保本集團必能達致其業務目標，或不會出現任何重大錯誤、損失、詐騙或違法違規情況。因此，董事會對內部監控進行之檢討不應被視為消除上述任何風險之絕對保證。

年內，董事會已檢討本集團之重要監控，包括財務、營運及合規監控以及風險管理功能之成效，在會計及財務匯報職能方面的資源、員工資歷及經驗是否足夠，以及員工培訓及有關預算是否充足，並認為本集團之內部監控系統具有成效。

## Internal Controls

The Group has established internal controls in all material aspects of its business including financial, operational, compliance and risk management functions. These internal controls are intended to safeguard the shareholders' investments and the Group's assets. To the extent relevant, the Group's internal control framework uses aspects from the United Kingdom's Turnbull Guidance and the internal control and risk management framework proposed by the Hong Kong Institute of Certified Public Accountants. A checklist, based on the checklist proposed by the United Kingdom's Turnbull Guidance, has been drawn up by the Company to assist the Directors in their review of the Group's internal control system.

The responsibilities for maintaining the Group's internal controls are divided between the Board and Management. The Board is responsible for setting and reviewing internal control policies to monitor the Group's internal control systems. The Board delegates the implementation of these policies to Management. Management is responsible for identifying and evaluating the risks faced by the Group and for designing, operating and monitoring an effective internal control system which implements the policies adopted by the Board.

The Company established an internal audit function in 2005. Audit plans, risk assessments and regular internal audit reports are presented to and reviewed by the Audit Committee and the Board of Directors.

The Board acknowledges that it is responsible for the Group's systems of internal control and for reviewing its effectiveness. Preliminary reviews of the Group's financial controls, internal control and risk management systems prior to formal reviews by the Board have been delegated to the Audit Committee in accordance with its terms of reference. The Audit Committee reviews the Group's financial controls, internal control and risk management systems at its regular Audit Committee meetings. It should be noted, however, that while a sound and well-designed system of internal control helps to provide reasonable safeguards to assist the Group in achieving its business objectives, the system itself cannot provide protection with certainty against the Group failing to meet its business objectives or against all material errors, losses, fraud or breaches of laws or regulations. For this reason, the Board's review of the internal controls should not be treated as an absolute assurance that one of the risks mentioned above would not materialise.

The Board reviewed the effectiveness of the Group's material controls, including financial, operational and compliance controls and risk management functions as well as the adequacy of resources, qualifications and experience of staff of its accounting and financial reporting function and their training programmes and budget during the year and considered the Group's system of internal controls to be effective.

## 外聘核數師

羅兵咸永道會計師事務所於二零零一年獲首次委任為本集團之外聘核數師。

年內，羅兵咸永道會計師事務所向本集團提供下列審核及非審核服務：

## External Auditor

PricewaterhouseCoopers was first appointed as the Group's external auditor in 2001.

During the year, PricewaterhouseCoopers provided the following audit and non-audit services to the Group:

| | | **二零零九年<br>港幣千元<br>2009<br>HK$'000** | 二零零八年<br>港幣千元<br>2008<br>HK$'000 |
|---|---|---|---|
| 外聘審核 | External audit | **2,509** | 2,957 |
| 稅務服務 | Tax services | **387** | 417 |
| 其他顧問服務 | Other advisory services | **239** | 509 |

羅兵咸永道會計師事務所將於二零一零年五月召開之本公司股東週年大會上退任，並同意受聘連任。

PricewaterhouseCoopers will retire and offer themselves for re-appointment at the annual general meeting of the Company to be held in May 2010.

羅兵咸永道會計師事務所就其於本集團財務報表之報告責任之聲明載於本年報第60至61頁「獨立核數師報告」一節。

A statement by PricewaterhouseCoopers about their reporting responsibilities on the financial statements of the Group is set out in the Independent Auditor's Report section of this Annual Report on pages 60 to 61.

## 行為守則

本集團一直秉持誠信及道德操守，並對此深感自豪。本集團所享有之良好聲譽實乃無價之商業資產，要維持公司聲譽，所有僱員必須處事公正及誠實。本集團已採納公司行為守則（「行為守則」），確保所有董事、經理及僱員誠信辦事。所有僱員均須不偏不倚、準確及公正地履行職責，並嚴格遵守所有適用司法管轄區之一切有關法律及行為守則，共同承擔維護本集團聲譽以及其本身名聲之責任。此外，新聞記者亦須遵守香港記者協會之專業守則。

## Code of Conduct

We pride ourselves on our integrity and ethical standards. Our reputation is a priceless business asset and fundamentally depends on the fair and honest practices of all employees. We have adopted a Company Code of Conduct ("Code of Conduct") to ensure that all Directors, managers and employees act with integrity. Employees are expected to share the responsibility of maintaining the Group's reputation and their own by performing their duties with objectivity, accuracy, fairness, and by strict compliance with all relevant laws of any applicable jurisdiction and the Code of Conduct. Journalists are also expected to comply with the Hong Kong Journalists Association's Code of Ethics.

本集團已採納通報及調查不當行為之約章，當中載列通報及調查不當行為之特定程序。

The Group has adopted a Protocol on Malpractice Reporting and Investigation which sets out specific procedures facilitating whistle-blowing reports and investigation thereof.

## 與股東之關係及股東之權利

本公司所有股份均為附帶相同投票權之普通股。於本年報日期，本公司有足夠之股份按上市規則之規定由公眾持有。

董事會及管理層確認其照顧本公司股東之利益之責任，而集團與股東之關係乃企業管治不可或缺之一環。本集團採取具透明度及適時之公司資料披露政策，向股東匯報業績表現、營運情況及重大業務發展。該政策符合上市規則之規定，讓所有股東均有同等機會取得有關資料。

本公司透過年度及中期報告，每年兩次向股東匯報財務及經營表現。本公司亦提供機會予股東於本公司之股東週年大會上向董事會提出所關注之事宜或提出建議，並要求本公司之外聘核數師委派代表出席股東週年大會，解答關於外聘審核及審核報告之提問。各股東可瀏覽本集團網頁(www.scmpgroup.com)，查閱有關本集團及其業務之最新財務及其他資料。

法律及公司秘書部和企業傳訊部於年內負責回應股東及其他有興趣人士之查詢，並向董事會呈報任何股東向董事會提出之任何查詢。有關兩個部門之聯絡資料載於本年報第126頁「公司資料」一節及本集團網頁www.scmpgroup.com。

本公司竭力向所有投資者公正披露資料，並審慎確保本公司於分析員簡報會及其他資料披露上，均符合上市規則禁止選擇性披露股價敏感資料之規定。除法定之報告責任外，本集團亦透過企業傳訊部，以新聞發佈形式適時地提供有關公司事務之資料。

由一九九零年至二零零九年，當時在任之董事會主席均有出席本公司召開之所有股東週年大會及股東特別大會。

根據本公司之公司細則，股東有特定權利召開股東特別大會。持有不少於本公司股份十分之一之一位或多位股東，可於本公司之註冊辦事處交付一份説明會議目的之經簽署書面要求，要求董事召開本公司股東特別大會。截至本年報日期，概無股東要求本公司召開股東特別大會。

## Shareholder Relations & Shareholders' Rights

All of the Company's shares are ordinary shares carrying equal voting rights. As at the date of this Annual Report, sufficient shares of the Company were on public float as required by the Listing Rules.

The Board and Management recognise their responsibility to look after the interests of the shareholders of the Company. Shareholder relations play an integral part in corporate governance. The Group keeps shareholders informed of its performance, operations and significant business developments by adopting a transparent and timely corporate disclosure policy which complies with the Listing Rules and provides all shareholders equal access to such information.

We report on financial and operating performance to shareholders twice each year through annual and interim reports. We give shareholders the opportunity to raise concerns or propose recommendations to the Board at the Company's annual general meetings. A representative of the Company's external auditor is requested to attend the annual general meetings to answer questions about the external audit and the audit report. Shareholders may visit our website www.scmpgroup.com for up-to-date financial and other information about the Group and its activities.

The Legal and Corporate Secretarial Department and Corporate Communications Department respond to enquiries from shareholders and other interested parties throughout the year. They also present to the Board any enquiry addressed to the Board by any shareholder. Their contact details are set out in the Corporate Information section of this Annual Report on page 126 and our website www.scmpgroup.com.

The Company promotes fair disclosure of information to all investors and care is taken to ensure that analyst briefings and other disclosures made by the Company comply with the Listing Rules' prohibition against selective disclosure of price sensitive information. In addition to statutory reporting obligations, the Group provides timely information about corporate affairs by issuing press releases through the Corporate Communications Department.

From 1990 to 2009, all annual and special general meetings of shareholders held by the Company were attended by the then incumbent chairman of the Board.

Shareholders have specific rights to convene special general meetings under the Company's Bye-Laws. A shareholder or shareholders holding not less than one-tenth of the Company's shares may require the Directors to convene a special general meeting of the Company by depositing a signed requisition at the registered office of the Company stating the purpose of the meeting. Up to the date of this Annual Report, no shareholder has requested the Company to convene a special general meeting.

佔有權於股東大會上投票之全體股東總投票權不少於二十分之一之任何股東，或不少於一百位股東，可在股東大會舉行前最少六個星期（如該要求需要刊發決議案通告）或一個星期（如為任何其他要求）前，向本公司提呈書面要求於股東大會上動議決議案。

Any shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having the right to vote at a general meeting or not less than one hundred shareholders may, by a written requisition given to the Company not less than six weeks (in case of a requisition requiring notice of a resolution) or one week (in case of any other requisition) before the general meeting, move a resolution at the general meeting.

本公司於二零零九年五月舉行之股東週年大會上，提呈予股東批准之事宜包括派付末期股息、重選退任董事、授權董事會釐定董事袍金、重新委聘外聘核數師及授予本集團發行及購回本公司股份之一般授權。於股東週年大會，有關以投票方式表決之程序及股東要求以投票方式表決之權利，詳情載列於致股東之通函內，並於大會上宣讀。所有提呈之決議案均以投票方式表決，並獲出席會議之股東通過。股東之投票結果已在香港交易及結算所有限公司網站及本公司網站上刊登。

The Company held an annual general meeting in May 2009, during which matters including the payment of final dividend, re-election of retiring Directors, authorisation of the Board to fix Directors' fee, re-appointment of external auditor, and grant of a general mandate for the issuance and repurchase of Company shares by the Group were presented for shareholders' approval. During the annual general meeting, details of the poll voting procedures and the rights of shareholders to demand a poll were set out in the circular to shareholders and read out at the meeting. All proposed resolutions were voted by poll and approved by the shareholders present at the meeting. The results of the shareholders' votes were published on the website of the Hong Kong Exchanges and Clearing Limited and the Company's website.

本公司之下一屆股東週年大會將於二零一零年五月二十四日假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行。

The Company's next annual general meeting will be held on 24 May 2010 at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong.

## 本集團之經營業績

本集團截至二零零九年及二零零八年十二月三十一日止年度之綜合經營業績如下：

## Operating Results of the Group

The Group's consolidated operating results for the years ended 31 December 2009 and 2008 were as follows:

| (百萬港元，每股金額除外) (HK$ millions, except per share amounts) | 截至十二月三十一日止年度 For the year ended 31 December 二零零九年 2009 | 二零零八年 2008 | 變動百分比 % Change |
|---|---|---|---|
| **持續經營業務 Continuing operations:** | | | |
| **收益 Revenue** | **740.7** | 1,037.8 | (29) |
| 員工成本 Staff costs | **(323.6)** | (355.4) | (9) |
| 生產成本 Production costs | **(126.7)** | (164.9) | (23) |
| 租金及設施 Rental and utilities | **(37.8)** | (41.2) | (8) |
| 廣告及宣傳 Advertising and promotions | **(34.9)** | (38.0) | (8) |
| 其他經營開支 Other operating expenses | **(115.3)** | (156.9) | (27) |
| 未計折舊及攤銷之經營成本 Operating costs before depreciation and amortisation | **(638.3)** | (756.4) | (16) |
| 折舊及攤銷 Depreciation and amortisation | **(56.8)** | (53.8) | 6 |
| **主要業務之經營盈利 Operating profit from principal activities** | **45.6** | 227.6 | (80) |
| 其他收入 Other income | **4.7** | 5.7 | (18) |
| 投資物業公平值收益／(虧損) Fair value gain/(loss) on investment properties | **134.9** | (81.2) | * |
| **經營盈利 Operating profit** | **185.2** | 152.1 | 22 |
| 淨利息收入 Net interest income | **1.1** | 2.2 | (50) |
| 應佔聯營公司(虧損)／盈利 Share of (losses)/profits of associates | **(3.4)** | 1.2 | * |
| 投資物業公平值變動之遞延稅項 Deferred tax on fair value changes of investment properties | **(22.3)** | 13.4 | * |
| 稅項 Taxation | **(12.5)** | (35.0) | (64) |
| **持續經營業務盈利 Profit from continuing operations** | **148.1** | 133.9 | 11 |
| **已終止經營業務 Discontinued operations:** | | | |
| 已終止經營業務盈利 Net gain from discontinued operations | **-** | 51.4 | (100) |
| **全年盈利 Profit for the year** | **148.1** | 185.3 | (20) |
| 少數股東權益 Minority interests | **(9.9)** | (12.5) | (21) |
| **股東應佔盈利 Profit attributable to shareholders** | **138.2** | 172.8 | (20) |
| **每股盈利(港仙) Earnings per share (HK cents)** | **8.9** | 11.1 | (20) |

* *表示增加／減少超過100%*

* *Represents an increase/decrease in excess of 100%*

年內股東應佔盈利下跌20%至138.2百萬港元。本集團業務於年內大部份時間因本地經濟低迷而有所影響，於第四季始有改善。全年收益降低29%至740.7百萬港元，主要業務之經營盈利下跌80%至45.6百萬港元，主要由於報章廣告收益顯著下滑。

Profit attributable to shareholders for the year dropped 20% to $138.2 million. Our businesses were affected by the downturn in local economy for most of the year which started to improve in the fourth quarter. Revenue for the full year went down 29% to $740.7 million and operating profit from principal activities dropped 80% to $45.6 million mainly due to significant drop in newspaper advertising revenues.

## 收益

## Revenue

截至二零零九年及二零零八年十二月三十一日止年度，按業務分部及集團整體之綜合收益如下：

The consolidated revenue for the years ended 31 December 2009 and 2008 by business segment and for the Group were as follows:

| (百萬港元)<br>(HK$ millions) | 二零零九年<br>2009 | 二零零八年<br>2008 | 變動百分比<br>% Change |
|---|---|---|---|
| 報章出版 Newspaper publishing | **590.5** | 851.3 | (31) |
| 雜誌出版 Magazine publishing | **125.6** | 154.5 | (19) |
| 物業 Property | **24.4** | 27.5 | (11) |
| 書籍出版及其他 Book publishing and others | **0.2** | 4.5 | (96) |
| 持續經營業務總收益 Total revenue from continuing operations | **740.7** | 1,037.8 | (29) |

## 經營成本及開支

## Operating Costs and Expenses

截至二零零九年及二零零八年十二月三十一日止年度，經營成本及開支如下：

Operating costs and expenses for the years ended 31 December 2009 and 2008 were as follows:

| (百萬港元)<br>(HK$ millions) | 二零零九年<br>2009 | 二零零八年<br>2008 | 變動百分比<br>% Change |
|---|---|---|---|
| **持續經營業務 Continuing operations** | | | |
| 員工成本 Staff costs | **323.6** | 355.4 | (9) |
| 生產成本 Production costs | **126.7** | 164.9 | (23) |
| 租金及設施 Rental and utilities | **37.8** | 41.2 | (8) |
| 廣告及宣傳 Advertising and promotions | **34.9** | 38.0 | (8) |
| 其他經營開支 Other operating expenses | **115.3** | 156.9 | (27) |
| 折舊及攤銷 Depreciation and amortisation | **56.8** | 53.8 | 6 |
| 經營成本及開支總額 Total operating costs and expenses | **695.1** | 810.2 | (14) |

員工成本減少9%或31.8百萬港元，主要由於花紅撥備及薪酬成本均減少。由於出售或暫停非核心業務及削減人手，年內平均員工人數較去年減少12%。因去年新聞紙消耗量下降及暫停書籍出版業務，生產成本下跌23%或38.2百萬港元。年內每平方米45克之新聞紙之平均成本由每公噸671美元上升6%至每公噸712美元，悉數因用量下跌30%而抵銷。每平方米45克之新聞紙最新訂購價為每公噸515美元。由於管理層採取各項節約成本措施，其他經營開支普遍較去年減少。

Staff costs decreased 9% or $31.8 million mainly due to lower bonus provision and lower salary costs. Average headcount for the year decreased 12% as compared to last year owing to the disposal or suspension of non-core businesses and staff retrenchment exercises. Production costs decreased 23% or $38.2 million resulting from lower newsprint consumption and the suspension of book publishing business last year. Average 45gsm newsprint cost for the year rose 6% from US$671 to US$712 per metric ton, which was fully offset by a 30% reduction in usage. The latest market price of 45gsm newsprint is US$515 per metric ton. Other operating expenses were generally lower than last year as a result of various cost saving initiatives driven by management.

### 未計利息、稅項、折舊及攤銷之盈利及經營盈利

截至二零零九年及二零零八年十二月三十一日止年度，按業務分部及集團整體之未計利息、稅項、折舊及攤銷之盈利(EBITDA)及主要業務之經營盈利如下：

### EBITDA and Operating profit

Earnings before interest, tax, depreciation and amortisation (EBITDA) and operating profit from principal activities for the years ended 31 December 2009 and 2008 by business segment and for the Group were as follows:

| | 對EBITDA之貢獻 Contribution to EBITDA | | | 對主要業務之經營盈利之貢獻 Contribution to operating profit from principal activities | | |
|---|---|---|---|---|---|---|
| *(百萬港元)* *(HK$ millions)* | **二零零九年 2009** | 二零零八年 2008 | 變動百分比 % Change | **二零零九年 2009** | 二零零八年 2008 | 變動百分比 % Change |
| 報章出版 Newspaper publishing | **74.8** | 234.7 | (68) | **21.2** | 182.4 | (88) |
| 雜誌出版 Magazine publishing | **8.5** | 24.6 | (65) | **7.1** | 23.1 | (69) |
| 物業 Property | **18.1** | 22.6 | (20) | **16.3** | 22.6 | (28) |
| 書籍出版及其他 Book publishing and others | **1.0** | (0.5) | * | **1.0** | (0.5) | * |
| 持續經營業務總額 Total from continuing operations | **102.4** | 281.4 | (64) | **45.6** | 227.6 | (80) |

* *表示增加超過100%*

* *Represents an increase in excess of 100%*

## 業務分部之財務回顧
### 報章出版

## Financial Review by Business
### Newspaper Publishing

| | 截至十二月三十一日止年度 For the year ended 31 December | | |
|---|---|---|---|
| *(百萬港元)* *(HK$ millions)* | **二零零九年 2009** | 二零零八年 2008 | 變動百分比 % Change |
| 收益 Revenue | **590.5** | 851.3 | (31) |
| 未計利息、稅項、折舊及攤銷之盈利 EBITDA | **74.8** | 234.7 | (68) |
| 主要業務之經營盈利 Operating profit from principal activities | **21.2** | 182.4 | (88) |
| 股東應佔淨盈利 Net profit attributable to shareholders | **20.9** | 164.3 | (87) |
| 未計利息、稅項、折舊及攤銷之邊際盈利率 EBITDA margin | **13%** | 28% | |
| 主要業務之經營邊際盈利率 Operating margin from principal activities | **4%** | 21% | |

由於經濟疲弱而導致廣告銷售下滑，收益下跌31%至590.5百萬港元。

香港經濟疲弱對本集團廣告業務構成挑戰。商業廣告數量及收益率均下跌。全年招聘活動仍然沉寂，故招聘廣告收益下跌。通告收益上升14%，主要由下半年激增之首次公開招股活動所帶動。二零零九年共有60宗首次公開招股活動，於九月至十二月佔43宗，為全年收益之80%。

Revenue dropped 31% to $590.5 million due to decline in advertising sales as a result of the soft economy.

The weakness in Hong Kong's economy has been challenging for our advertising business. Display advertising volume and yield dropped. Recruitment activity remained quiet throughout the year and recruitment advertising revenue dropped. Notices revenue increased 14%, mainly driven by strong IPO activities in the second half of the year. A total of 60 IPOs were raised in 2009 with 43 raised in September to December which accounted for 80% of the full year revenue.

根據二零零九年下半年未經審核之發行量，與去年同期比較，《南華早報》及《星期日南華早報》之平均發行量分別下跌1%及8%。豬流感於香港尤其對酒店客戶之發行量造成短期影響。

Based on the un-audited circulation figures for the second half of the year, average circulation of *South China Morning Post* and *Sunday Morning Post* dropped 1% and 8% respectively when compared to same period last year. The swine flu in Hong Kong caused short term impact on circulation in the hospitality segment in particular.


南華早報SCMP
120,000
100,000
80,000
60,000
40,000
20,000
0
104,552
103,964
102,102
104,415
103,516
106,054
102,644
107,080
101,178
100,860
上半年 下半年
1H 2H
2005
2006
2007
2008
2009


星期日南華早報SMP
120,000
100,000
80,000
60,000
40,000
20,000
0
81,453
81,099
80,124
80,498
81,935
80,865
80,863
81,827
74,588
75,896
上半年 下半年
1H 2H
2005
2006
2007
2008
2009

*經審核，二零零九年下半年除外 Audited except 2H 2009*

## 雜誌出版

## Magazine Publishing

| (百萬港元) (HK$ millions) | 截至十二月三十一日止年度 For the year ended 31 December 二零零九年 2009 | 二零零八年 2008 | 變動百分比 % Change |
|---|---|---|---|
| 收益 Revenue | **125.6** | 154.5 | (19) |
| 未計利息、税項、折舊及攤銷之盈利 EBITDA | **8.5** | 24.6 | (65) |
| 主要業務之經營盈利 Operating profit from principal activities | **7.1** | 23.1 | (69) |
| 股東應佔淨（虧損）／盈利 Net (loss)/profit attributable to shareholders | **(8.9)** | 2.1 | * |

* *表示減少超過100%*

* *Represents a decrease in excess of 100%*

於二零零九年，雜誌業務錄得淨虧損8.9百萬港元，主要由於持續投資於中國內地出版之雜誌刊物，以及本地經濟低迷令致廣告收益減少。儘管所有雜誌刊物之廣告銷售均受金融危機影響，香港的女性雜誌刊物仍能持續獲得盈利。

Magazine division recorded a net loss of $8.9 million in 2009, mainly due to continued investment on the China titles and lower advertising revenues resulting from the downturn in local economy. While advertising sales of all titles were affected by the financial crisis, the women's titles in Hong Kong continued to be profitable.

## 物業 Property

| (百萬港元) (HK$ millions) | 截至十二月三十一日止年度 For the year ended 31 December 二零零九年 2009 | 二零零八年 2008 | 變動百分比 % Change |
|---|---|---|---|
| 收益 Revenue | **24.4** | 27.5 | (11) |
| 未計利息、稅項、折舊及攤銷之盈利 EBITDA | **18.1** | 22.6 | (20) |
| 主要業務之經營盈利 Operating profit from principal activities | **16.3** | 22.6 | (28) |
| 股東應佔淨盈利/(虧損) Net profit/(loss) attributable to shareholders | **126.7** | (44.6) | * |

* 表示增加超過100%

* *Represents an increase in excess of 100%*

本年度之淨盈利包括二零零九年之重估收益(扣除遞延稅項)112.7百萬港元,而二零零八年則為重估虧損67.8百萬港元。主要業務之經營盈利下跌,主要由於二零零八年之稅率由17.5%下調至16.5%而產生稅項收益,以及一項物業自租約於二零零八年十月屆滿後轉作自用用途。

Net profit included a revaluation gain (net of deferred tax) of $112.7 million in 2009 while there was a revaluation loss of $67.8 million in 2008. Operating profit from principal activities dropped mainly due to a tax credit in 2008 resulting from the change of tax rate from 17.5% to 16.5% and a property which has been occupied for own use since the lease expired in October 2008.

## 流動資金及資本來源 Liquidity and Capital Resources

本集團流動資金之主要來源為出版業務之經常性現金流量,並不時以已承諾之銀行融資補充。於二零零九年及二零零八年十二月三十一日,本集團之財務狀況如下:

The Group's main source of liquidity is recurring cash flows from the publishing business which is supplemented from time to time by banking facilities. The Group's financial position as at 31 December 2009 and 2008 were as follows:

| (百萬港元) (HK$ millions) | 二零零九年十二月三十一日 31 December 2009 | 二零零八年十二月三十一日 31 December 2008 | 變動百分比 % Change |
|---|---|---|---|
| 現金及現金等值 Cash and cash equivalents | **254.1** | 272.0 | (7) |
| 股東資金 Shareholders' funds | **2,091.4** | 1,910.3 | 9 |
| 比率: Ratios: | | | |
| 資產負債比率 Gearing | **-** | - | |
| 流動比率 Current ratio | **3.5** | 2.5 | |

本集團持有之現金及現金等值主要以港元為主,本集團並無重大外匯折算波動風險。

The Group's cash and cash equivalents are held predominantly in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

於二零零九年十二月三十一日,本集團之資產負債比率為零。流動資產與流動負債之比率為3.5倍。

The Group had no gearing as at 31 December 2009. The ratio of current assets to current liabilities was 3.5 times.

本集團致力維持穩健之現金狀況,並預期其現金及現金等值、經營產生之現金及外部資源所得之資金,足以應付營運資金需要、計劃之資本開支及派付股息。

The Group managed to maintain a very strong cash position and expects its cash and cash equivalents, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, to finance planned capital expenditures and to pay dividends.

### 經營活動

本集團之經營活動流動資金主要來源為報章出版業務。年內經營活動產生之現金淨額為70.7百萬港元，而去年則為252.2百萬港元。現金流入減少乃由於廣告收入下跌所致。

### Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the year was $70.7 million compared with $252.2 million for last year. The lower cash inflow was caused by the drop in advertising income.

### 投資活動

年內投資活動之現金流出淨額為48.4百萬港元，而二零零八年之現金流入淨額為41.1百萬港元。二零零九年的主要現金流出項目包括投資公司債券23.7百萬港元以及資本開支33.9百萬港元(主要用於年內之辦公室搬遷工程)。於二零零八年，本集團出售其音樂出版和錄像及影片後期製作業務，錄得現金所得款項51.4百萬港元。

### Investment Activities

Net cash outflow from investing activities for the year was $48.4 million compared with an inflow of $41.1 million for 2008. The major cash outflow items for 2009 include investments in corporate bonds of $23.7 million and capital expenditure of $33.9 million, which was spent mainly on the office relocation project during the year. In 2008, the Group has disposed of its interests in music publishing and video and film post-production businesses and realised cash proceeds of $51.4 million.

### 融資活動

年內融資活動所用現金淨額為40.2百萬港元，包括向本公司股東派付二零零八年末期股息31.2百萬港元及向少數股東派付末期股息9.0百萬港元。

### Financing Activities

Net cash used in financing activities for the year was $40.2 million, of which $31.2 million was for the payment of the 2008 final dividend to the Company's shareholders and $9.0 million to a minority shareholder.

## 展望

二零一零年伊始，伴隨而來的仍是種種不穩定因素。本集團不能預測經濟何時復甦及復甦的程度。然而，本集團繼續著力於開拓新商機及鞏固其核心新聞媒體業務，從而促進本集團業務發展。本集團一直以來極為重視與客戶(讀者及廣告客戶)的關係，將繼續深化與客戶的聯繫。本集團透過不斷加強其產品，以尋求方法與讀者加深接觸，並以新途徑分發本集團之報刊內容，藉以迎合讀者不斷轉變之習慣。同時，本集團亦增加產品，務求繼續為讀者提供更具價值之資訊及服務。

## Outlook

The year 2010 is starting with continued uncertainty and we cannot predict when and to what degree the economy will fully recover. However, we continue to be focused on driving our business forward, both by exploring new business opportunities as well as by strengthening our core news media business. Relationships with our clients – both readers and advertisers – remain of paramount importance and we will continue to focus on deepening those ties. We consistently seek ways to drive deeper engagement with our audience through ongoing enhancements to our products, as well as new avenues for distributing our content to meet the evolving habits of our readers. At the same time we are also evaluating additional products to continue to deliver increased value and service to our audience.

董事會茲提呈本報告以及SCMP集團有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零九年十二月三十一日止年度之經審核財務報表。

The Directors are pleased to submit their report together with the audited financial statements of SCMP Group Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 December 2009.

## 主要業務及分部資料

本公司為投資控股公司。本集團於本年度之主要業務包括出版、印刷及分銷*《南華早報》*、*《星期日南華早報》*及其他印刷及電子刊物。本集團亦從事物業投資。

本集團各營運分部於本年度之業績分析列於財務報表附註第4項。

## Principal activities and segment information

The Company is an investment holding company. The principal activities of the Group during the year comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications. The Group was also involved in property investment.

An analysis of the Group's performance for the year by operating segments is set out in note 4 to the financial statements.

## 主要供應商及客戶

本年度內，本集團首五大供應商所佔年內總採購額多於30%，而首五大客戶則佔年內總銷售額少於30%。

本集團主要供應商及客戶分別佔年內採購額及銷售額之百分比如下：

| 採購額 | |
|---|---|
| －最大供應商 | 28.97% |
| －首五大供應商合併採購額 | 65.42% |
| 銷售額 | |
| －最大客戶 | 4.45% |
| －首五大客戶合併銷售額 | 18.49% |

Silchester International Investors International Value Equity Trust(於二零零九年十二月三十一日擁有本公司股本逾5%之股東)通知本公司，彼於年內持有首五大供應商之一的關連公司少於5%之權益。

除上文所述者外及就董事所知，所有董事、其聯繫人士或於二零零九年十二月三十一日擁有本公司股本逾5%之股東，概無擁有名列首五大供應商及客戶之任何權益。

## Major suppliers and customers

During the year, whilst the Group purchased more than 30% of its goods from its five largest suppliers, sales to the five largest customers accounted for less than 30% of the total sales for the year.

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

| Purchase | |
|---|---|
| - the largest supplier | 28.97% |
| - five largest suppliers combined | 65.42% |
| Sales | |
| - the largest customer | 4.45% |
| - five largest customers combined | 18.49% |

Silchester International Investors International Value Equity Trust, a shareholder who owned more than 5% of the Company's share capital as at 31 December 2009, informed the Company that during the year, it held less than 5% interest in a related company of one of the five largest suppliers.

Save from the above and as far as the Directors are aware, neither the Directors, their associates, nor shareholders who own more than 5% of the Company's share capital as at 31 December 2009 had any interest in the five largest suppliers and customers.

## 業績

本集團於本年度之盈利以及本公司和本集團於二零零九年十二月三十一日之財務狀況詳列於第62至66頁之財務報表。

## Financial results

The profit of the Group for the year and the state of affairs of the Company and the Group as at 31 December 2009 are set out in the financial statements on pages 62 to 66.

## 股息

本年度並無派發任何中期股息(二零零八年：每股6港仙)。董事會不建議派發本年度末期股息(二零零八年：每股2港仙)。

## Dividend

During the year, no interim dividend (2008: HK6 cents per share) was paid. The Directors do not recommend the payment of a final dividend for the year (2008: HK2 cents per share).

## 五年財務概要

本集團過往五個財務年度之業績及資產與負債概要刊載於第125頁。

## Five year financial summary

The summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 125.

## 物業、機器及設備以及投資物業

本集團的物業、機器及設備之變動以及投資物業之詳情，分別列於財務報表附註第5及6項。

## Property, plant and equipment and investment properties

Movements in the property, plant and equipment and details of investment properties of the Group are disclosed in note 5 and note 6 to the financial statements, respectively.

## 附屬公司

本公司於二零零九年十二月三十一日之主要附屬公司之詳情，見財務報表附註第32項。

## Subsidiaries

Particulars of the Company's principal subsidiaries as at 31 December 2009 are set out in note 32 to the financial statements.

## 聯營公司

本集團於二零零九年十二月三十一日之主要聯營公司之詳情，見財務報表附註第32項。

## Associates

Particulars of the Group's principal associates as at 31 December 2009 are set out in note 32 to the financial statements.

## 股本

本公司法定及已發行股本之詳情，見財務報表附註第14項。

## Share capital

Details of the authorised and issued share capital of the Company are set out in note 14 to the financial statements.

## 可供分派儲備

本公司於二零零九年十二月三十一日可供分派予股東之儲備之詳情，見財務報表附註第15項。

## Distributable reserves

Details of the reserves of the Company available for distribution to shareholders as at 31 December 2009 are set out in note 15 to the financial statements.

## 股份優先購買權

本公司之公司細則或百慕達之法例均無規定本公司須按比例優先向現有股東發行新股份。

## Pre-emptive rights

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

## 儲備

本公司之儲備變動，見財務報表附註第15項。本集團之儲備變動載列於第64頁之綜合權益變動表。

## Reserves

Movements in the reserves of the Company are disclosed in note 15 to the financial statements. Movements in the reserves of the Group are disclosed in the consolidated statement of changes in equity on page 64.

## 慈善捐款

本集團於本年度合共作出179,012港元之慈善捐獻。

## Charitable donations

During the year, the Group made charitable donations totaling HK$179,012.

## 董事

於本年度及截至本報告日期之本公司董事如下：

非執行董事
**彭定中博士**（主席）
**Roberto V. Ongpin先生**（副主席）
**邱繼炳博士**
**郭孔演先生**

## Directors

The Directors who held office during the year and up to the date of this report were:

Non-executive Directors
**Dr. David J. Pang** (Chairman)
**Mr. Roberto V. Ongpin** (Deputy Chairman)
**Tan Sri Dr. Khoo Kay Peng**
**Mr. Kuok Khoon Ean**

獨立非執行董事
**夏佳理先生**
**利定昌先生**（於二零零九年十月十七日辭世）
**李國寶爵士**
**黃啟民先生**

Independent Non-executive Directors
**The Hon. Ronald J. Arculli**
**Mr. Peter Lee Ting Chang** (deceased on 17 October 2009)
**Dr. The Hon. Sir David Li Kwok Po**
**Mr. Wong Kai Man**

執行董事
**郭惠光女士**（董事總經理及行政總裁）

Executive Director
**Ms. Kuok Hui Kwong** (Managing Director and Chief Executive Officer)

本公司董事會（「董事會」）及全體員工，就利定昌先生辭世深表遺憾。利先生於董事會中努力不懈，致力使本公司於報業及商業運作上維持最高專業水平。彼對董事會及各委員會，包括審核委員會、薪酬委員會及提名委員會，貢獻良多。董事會謹此對利先生於擔任本公司董事期間所作出的努力及貢獻表示衷心感謝。

The Board of Directors (the "Board") and staff of the Company expressed our deepest regrets on the passing of Mr. Peter Lee Ting Chang. Mr. Lee was a devoted and tireless member of the Board who consistently held us to the highest standards of journalism and business professionalism. He made major contributions to the Board as well as to our various committees including the Audit Committee, Remuneration Committee and Nomination Committee. The Board would like to record a note of special thanks and appreciation to Mr. Lee for all his effort and contributions during his tenure with the Company.

根據本公司之公司細則第99條之規定，Roberto V. Ongpin先生、郭孔演先生及黃啟民先生將輪值告退，並可於本公司即將舉行之股東週年大會上膺選連任。

In accordance with Bye-Law 99 of the Company's Bye-Laws, Messrs Roberto V. Ongpin, Kuok Khoon Ean and Wong Kai Man shall retire by rotation and are eligible for re-election at the forthcoming Annual General Meeting of the Company.

董事會通過委任胡祖六博士為本公司之獨立非執行董事，由二零一零年三月二十三日起生效。根據本公司之公司細則第102(B)條之規定，胡博士之任期至本公司即將舉行之股東週年大會結束為止，並可於會上膺選連任。

The Board approved the appointment of Dr. Fred Hu Zu Liu as an Independent Non-executive Director of the Company with effect from 23 March 2010. In accordance with Bye-Law 102(B) of the Company's Bye-Laws, Dr. Hu shall hold office until the conclusion of the forthcoming Annual General Meeting of the Company and is eligible for re-election at the meeting.

## 董事於股份、相關股份及債權證之權益

於二零零九年十二月三十一日，根據證券及期貨條例第352條須備存之登記冊所示，或根據上市發行人董事進行證券交易的標準守則（「標準守則」）須知會本公司及香港聯合交易所有限公司（「聯交所」），或另行知會本公司，本公司董事於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證中擁有之權益或淡倉如下：

## Directors' interests in shares, underlying shares and debentures

As at 31 December 2009, the Directors of the Company had the following interests or short positions in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") or as otherwise notified to the Company:

**(i) 本公司 Company**

| **董事姓名**<br>**Name of Director** | **身份／權益性質**<br>**Capacity/Nature of interests** | **持有普通股股份數目**<br>**Number of ordinary shares held** | **約佔已發行股本百分比**<br>**Approximate % of issued share capital** |
|---|---|---|---|
| 郭孔演先生 Mr. Kuok Khoon Ean | 公司 Corporate | 340,000[1] | 0.02% |
| 李國寶爵士 Dr. The Hon. Sir David Li Kwok Po | 個人 Personal | 4,778,000 | 0.31% |

### (ii) 相聯法團 Associated Corporations

| 相聯法團名稱 Name of Associated Corporation | 董事姓名 Name of Director | 持有普通股股份數目 Number of ordinary shares held | | | 根據股本衍生工具所持有之相關普通股股份數目 Number of underlying ordinary shares held under equity derivatives | 總計 Total | 約佔已發行股本百分比 Approximate % of issued share capital |
|---|---|---|---|---|---|---|---|
| | | 個人權益 Personal interests | 公司權益 Corporate interests | 家屬／其他權益 Family/Other interests | | | |
| Kerry Group Limited | 郭孔演先生Mr. Kuok Khoon Ean | - | 51,973,807 [1] | - | - | 51,973,807 | 3.40% [6] |
| | 郭惠光女士Ms. Kuok Hui Kwong | - | - | 23,899,988 [2] | - | 23,899,988 | 1.56% [6] |
| 嘉里建設有限公司 Kerry Properties Limited | 郭孔演先生Mr. Kuok Khoon Ean | - | 1,283,082 [1] | - | - | 1,283,082 | 0.09% [7] |
| | 郭惠光女士Ms. Kuok Hui Kwong | 50,000 | - | 1,252,048 [3] | 400,000 [4] | 1,702,048 | 0.12% [7] |

附註：

1. 此代表郭孔演先生透過Allerlon Limited而被視作持有之公司權益，Allerlon Limited由郭先生及其配偶全資擁有。
2. 此包括郭惠光女士之配偶持有之1,000,000股股份及郭女士透過其為或然受益人之全權信託持有之22,899,988股股份。
3. 此代表郭惠光女士透過其為或然受益人之全權信託持有之權益。
4. 此代表郭惠光女士之配偶持有可認購嘉里建設有限公司相關普通股股份之購股權權益，詳情載於下文「董事購買股份或債權證之權利」一節。
5. 約佔百分比乃根據本公司於二零零九年十二月三十一日之1,560,945,596股已發行普通股計算。
6. 約佔百分比乃根據Kerry Group Limited於二零零九年十二月三十一日之1,527,684,428股已發行普通股計算。
7. 約佔百分比乃根據嘉里建設有限公司於二零零九年十二月三十一日之1,428,953,442股已發行普通股計算。

上述所有權益均為本公司或其相聯法團股份中之好倉。

Notes:

1. This represents deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.
2. This includes 1,000,000 shares held by the spouse of Ms. Kuok Hui Kwong and 22,899,988 shares held by Ms. Kuok through a discretionary trust of which she is a contingent beneficiary.
3. This represents interests held by Ms. Kuok Hui Kwong through a discretionary trust of which she is a contingent beneficiary.
4. This represents interests in share options held by the spouse of Ms. Kuok Hui Kwong to subscribe for the relevant underlying ordinary shares of Kerry Properties Limited, details of which are set out in the section headed "Directors' rights to acquire shares or debentures" below.
5. Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2009.
6. Approximate percentage calculated based on the 1,527,684,428 ordinary shares of Kerry Group Limited in issue as at 31 December 2009.
7. Approximate percentage calculated based on the 1,428,953,442 ordinary shares of Kerry Properties Limited in issue as at 31 December 2009.

All the interests stated above represent long positions in the shares of the Company or its associated corporations.

除上文所述者外，於二零零九年十二月三十一日，根據證券及期貨條例第352條須備存之登記冊所示，或根據標準守則另行知會本公司及聯交所，本公司董事概無於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債權證中擁有權益或淡倉。

Apart from the aforesaid, as at 31 December 2009, none of the Directors of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

## 董事購買股份或債權證之權利

## Directors' rights to acquire shares or debentures

**(i) 本公司**

於截至二零零九年十二月三十一日止年度，概無董事（包括其配偶及十八歲以下之子女）獲本公司授予或行使任何權利認購本公司之股份或債權證。

**(i) Company**

None of the Directors (including their spouses and children under 18 years of age) had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company during the year ended 31 December 2009.

**(ii) 相聯法團**

於截至二零零九年十二月三十一日止年度，郭惠光女士之配偶獲授購股權（「嘉里建設購股權」）以認購本公司之相聯法團（定義見證券及期貨條例）嘉里建設有限公司之股份。詳情如下：

**(ii) Associated Corporation**

The spouse of Ms. Kuok Hui Kwong was granted share options ("KPL Options") to subscribe for shares in Kerry Properties Limited, an associated corporation of the Company (within the meaning of the SFO), during the year ended 31 December 2009. Details are set out as follows:

| 授出日期<br>Date of grant | 於二零零九年一月一日所持嘉里建設購股權數目<br>Number of KPL Options held as at 01/01/2009 | 於年內授出之嘉里建設購股權數目<br>Number of KPL Options granted during the year | 於二零零九年十二月三十一日所持嘉里建設購股權數目<br>Number of KPL Options held as at 31/12/2009 | 每股行使價 港元<br>Exercise price/share HK$ | 行使期<br>Exercise period |
|---|---|---|---|---|---|
| 02/04/2008 | 300,000 | - | 300,000 | 47.70 | 階段一 Tranche I (75,000) - 02/04/2009 - 01/04/2018<br>階段二 Tranche II (75,000) - 02/04/2010 - 01/04/2018<br>階段三 Tranche III (150,000) - 02/04/2011 - 01/04/2018 |
| 06/02/2009 | - | 100,000 | 100,000 | 17.58 | 階段一 Tranche I (50,000) - 06/02/2010 - 05/02/2019<br>階段二 Tranche II (50,000) - 06/02/2011 - 05/02/2019 |
| | 300,000 | 100,000 | 400,000 | | |

除上述者外，於截至二零零九年十二月三十一日止年度，概無董事（包括其配偶及十八歲以下之子女）獲授予任何權利以認購本公司任何相聯法團（定義見證券及期貨條例）之股份或債權證，亦不曾行使任何有關權利。

Save as stated above, none of the Directors (including their spouses and children under 18 years of age) had been granted any rights to subscribe for shares or debentures of any of the associated corporations of the Company (within the meaning of the SFO) and had not exercised any such rights during the year ended 31 December 2009.

除上文所述者外，於截至二零零九年十二月三十一日止年度，本公司、其附屬公司、其同系附屬公司或其控股公司均無參與任何安排，致使董事透過購買本公司或任何其他法團之股份或債權證而獲得利益。

Apart from the aforesaid, at no time during the year ended 31 December 2009 was the Company, its subsidiaries, its fellow subsidiaries or its holding companies a party to any arrangement to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

## 於股本之主要權益

於二零零九年十二月三十一日，根據證券及期貨條例第336條須備存之登記冊所示，下列人士（並非本公司董事）於本公司之股份及相關股份中擁有相等於本公司任何股東大會上投票權5%或以上之權益或淡倉：

## Substantial interests in share capital

As at 31 December 2009, the following persons (other than the Directors of the Company) had interests or short positions in the shares and underlying shares of the Company representing 5% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO:

| 名稱<br>Name | 身份／權益性質<br>Capacity/Nature of interests | 持有普通股股份數目<br>Number of ordinary shares held | 好倉／淡倉<br>Long position/ Short position | 約佔已發行股本百分比[10]<br>Approximate % of issued share capital[10] |
|---|---|---|---|---|
| Kerry Group Limited | 受控制法團權益<br>Interest of controlled corporations | 1,155,061,308[1] | 好倉<br>Long position | 74.00% |
| Kerry Holdings Limited | 受控制法團權益<br>Interest of controlled corporations | 1,155,061,308[2] | 好倉<br>Long position | 74.00% |
| Kerry 1989 (C.I.) Limited | 受控制法團權益<br>Interest of controlled corporations | 1,078,717,308[3] | 好倉<br>Long position | 69.11% |
| Kerry Media Limited | 實益擁有人<br>Beneficial owner | 1,078,717,308[4] | 好倉<br>Long position | 69.11% |
| Silchester International Investors Limited[5] | 投資經理<br>Investment manager | 219,485,000[6] | 好倉<br>Long position | 14.06% |
| Silchester International Investors International Value Equity Trust | 實益擁有人<br>Beneficial owner | 114,331,634[7,8] | 好倉<br>Long position | 7.32% |
| 東亞銀行有限公司<br>The Bank of East Asia, Limited | 實益擁有人<br>Beneficial owner | 77,194,595[9] | 好倉<br>Long position | 4.95% |
| | 投資經理<br>Investment manager | 1,341,710 | 好倉<br>Long position | 0.09% |
| | 實益擁有人<br>Beneficial owner | 75,000,000 | 淡倉<br>Short position | 4.80% |
| JPMorgan Chase & Co. | 實益擁有人<br>Beneficial owner | 75,000,000 | 好倉<br>Long position | 4.80% |
| | 投資經理<br>Investment manager | 3,048,000 | 好倉<br>Long position | 0.20% |
| | 實益擁有人<br>Beneficial owner | 75,000,000 | 淡倉<br>Short position | 4.80% |

附註：

1. Kerry Group Limited所持有之1,155,061,308股股份權益，包括930,061,308股股份以及於225,000,000股股份中股本衍生工具權益。

2. Kerry Holdings Limited所持有之1,155,061,308股股份權益，與上文所述Kerry Group Limited之權益重複。

3. Kerry 1989 (C.I.) Limited所持有之1,078,717,308股股份權益，與上文所述Kerry Group Limited及Kerry Holdings Limited各自之權益重複。

4. Kerry Media Limited所持有之1,078,717,308股股份權益，與上文所述Kerry Group Limited、Kerry Holdings Limited及Kerry 1989 (C.I.) Limited各自之權益重複。

5. 代表客戶行事之投資經理，與本公司並無關連。

6. 本公司獲非正式通知，於二零零九年十二月三十一日，Silchester International Investors Limited於220,985,000股股份擁有權益（佔本公司已發行股本約14.16%），而增持該等股權毋須根據證券及期貨條例第XV部作出披露。

7. 本公司獲非正式通知，於二零零九年十二月三十一日，Silchester International Investors International Value Equity Trust於110,831,634股股份擁有權益（佔本公司已發行股本約7.10%），而減持該等股權毋須根據證券及期貨條例第XV部作出披露。

8. Silchester International Investors International Value Equity Trust所持有之股份權益，與上文所述Silchester International Investors Limited之權益重複。

9. 本公司獲非正式通知，於二零零九年十二月三十一日，東亞銀行有限公司於77,264,595股股份擁有權益（佔本公司已發行股本約4.95%），而增持該等股權毋須根據證券及期貨條例第XV部作出披露。

10. 約佔百分比乃根據本公司於二零零九年十二月三十一日之1,560,945,596股已發行普通股計算。

除上文所述者外，於二零零九年十二月三十一日，本公司並未獲知會任何人士於本公司之股份及相關股份中擁有任何權益及淡倉，而已經載入根據證券及期貨條例第336條須備存之登記冊。

Notes:

1. The interests in the 1,155,061,308 shares held by Kerry Group Limited comprise both the interests in 930,061,308 shares and the interests in 225,000,000 shares from equity derivatives.

2. The interests in the 1,155,061,308 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.

3. The interests in the 1,078,717,308 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Group Limited and Kerry Holdings Limited.

4. The interests in the 1,078,717,308 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry Group Limited, Kerry Holdings Limited and Kerry 1989 (C.I.) Limited.

5. Investment manager acting on behalf of clients and not connected with the Company.

6. The Company has been notified informally that as at 31 December 2009, Silchester International Investors Limited was interested in 220,985,000 shares (representing approximately 14.16% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

7. The Company has been notified informally that as at 31 December 2009, Silchester International Investors International Value Equity Trust was interested in 110,831,634 shares (representing approximately 7.10% of the Company's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.

8. The interests held by Silchester International Investors International Value Equity Trust are duplicated in the interests reported above for Silchester International Investors Limited.

9. The Company has been notified informally that as at 31 December 2009, The Bank of East Asia, Limited was interested in 77,264,595 shares (representing approximately 4.95% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

10. Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2009.

Save as stated above, as at 31 December 2009, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

## 購股權計劃

此乃本集團薪酬政策之一部份，以獎勵僱員過往對本集團作出之貢獻，並激勵彼等於日後竭盡全力為本集團作出貢獻，以及有助本集團招攬及挽留具經驗及能力之員工。

於本年度內，本公司設有一項購股權計劃（「計劃」），其於二零零六年五月二十五日（「採納日期」）舉行之本公司股東週年大會上獲批准通過。根據計劃，董事會可授予本公司或其任何附屬公司之任何全職僱員或執行董事（「行政人員」）購股權以認購本公司股份。

根據計劃，購股權之認購價不得低於下列最高者：(i)本公司每股股份之面值；(ii)本公司每股股份於董事會批准授出購股權當日（「授出日期」）在聯交所每日報價表所報之收市價；及(iii)本公司每股股份於緊接授出日期前五個營業日在聯交所每日報價表所報之平均收市價。行政人員可於接獲購股權要約之日起計二十八天內，無償接納該購股權。

在計劃下，購股權不可於授出後一年內或採納日期十年屆滿（即二零一六年五月二十五日）後行使。計劃之尚餘有效期至二零一六年五月二十五日止。因行使根據計劃所授出之全部購股權而可予發行之本公司股份數目上限（當與根據本公司任何其他購股權計劃授出之購股權獲行使而可予發行之股份合計），為不超過本公司於二零零六年五月二十五日已發行股份之10%。於本報告日期，根據計劃可供發行之股份總數為156,094,559股，佔本公司於本報告日期已發行股本約10%。

於任何十二個月期間內任何一位行政人員因行使根據計劃獲授予之購股權（包括已行使及未行使之購股權）而發行及將予發行之本公司股份數目上限，為不超過本公司當時已發行股份之1%。

本公司之主要股東概無獲授予計劃下之任何購股權。向本集團提供貨品或服務之供應商亦概無獲授予計劃下之任何購股權。計劃之參與者均無獲授予超出其應得上限之購股權。

於本年度內，並無購股權根據計劃授出、行使、註銷或失效。於二零零九年十二月三十一日，計劃下並無購股權尚未行使。

## Share option scheme

It is a part of the Group's policy to reward employees for their past contributions to the Group and motivate them to optimize their future contributions and enable the Group to attract and retain individuals with experience and ability.

During the year, the Company had a share option scheme (the "Scheme") which was approved at the annual general meeting of the Company held on 25 May 2006 (the "Adoption Date"). Under the Scheme, the Board may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries (the "Executive").

The subscription price of the options pursuant to the Scheme shall not be less than whichever is the highest of: (i) the nominal value of a share of the Company; (ii) the closing price of a share of the Company as stated in the daily quotation sheet of the Stock Exchange on the date of the Board's approval of grant of the option (the "Offer Date"); and (iii) the average of the closing prices of a share of the Company in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the Offer Date. An offer of the grant of an option shall remain open for acceptance by the Executive concerned at no consideration for a period of 28 days from the date on which an option is offered to the Executive.

Under the Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Adoption Date, i.e. 25 May 2016. The remaining life of the Scheme is up to 25 May 2016. The maximum number of shares of the Company which may be issued upon exercise of all options to be granted under the Scheme (when aggregated with shares to be issued upon exercise of options granted under any other share option scheme of the Company) may not exceed 10% of the shares of the Company in issue as at 25 May 2006. As at the date of this report, the total number of shares available for issue under the Scheme was 156,094,559, representing approximately 10% of the issued share capital of the Company as at the date of this report.

The maximum number of shares of the Company issued and to be issued upon exercise of the options granted to any one Executive (including exercised and outstanding options) under the Scheme in any 12-month period shall not exceed 1% of the shares of the Company in issue from time to time.

None of the substantial shareholders of the Company has been granted any share option under the Scheme. None of the suppliers of goods or services to the Group has been granted any share option under the Scheme. No participant of the Scheme has been granted share options in excess of the maximum entitlement of each participant.

During the year, no share option was granted, exercised, cancelled or lapsed under the Scheme. No share option was outstanding under the Scheme as at 31 December 2009.

## 董事於競爭性業務之權益

本公司董事於本年度概無於任何足以或可能與本集團業務構成競爭之業務中擁有任何權益。

## Directors' interest in competing business

None of the Directors of the Company has any interest in a business which competes or is likely to compete with the business of the Group during the year.

## 董事於合約之權益

本公司或其任何附屬公司概無訂立有關本集團業務而本公司董事直接或間接於其中享有重大利益，於本年度終結時或在本年度內任何時間仍生效之重要合約。

## Directors' interests in contracts

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## 董事服務合約

本集團並無與擬於即將舉行之股東週年大會上膺選連任之董事訂立本集團不可於一年內不須作出賠償（法定賠償除外）而可予以終止之未到期服務合約。

## Directors' service contracts

No Director proposed to be re-elected at the forthcoming Annual General Meeting has an unexpired service contract with the Group, which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

## 管理合約

於本年度內，本公司並無簽訂或存在有關管理及經營本公司全部或任何主要部份業務之合約。

## Management contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

## 關連交易

於本年度內，本公司及其附屬公司有若干關連人士交易（披露於財務報表附註第33項），根據上市規則第14A章，該等交易亦構成關連交易。

本公司之若干附屬公司與本公司主要股東（定義見上市規則）Kerry Group Limited之附屬公司有下列關連交易及持續關連交易，詳情如下：

## Connected transactions

During the year, the Company and its subsidiaries had certain related party transactions as disclosed in note 33 to the financial statements which also constituted connected transactions under Chapter 14A of the Listing Rules.

Certain subsidiaries of the Company had the following connected transactions and continuing connected transactions with subsidiaries of Kerry Group Limited, a substantial shareholder of the Company as defined in the Listing Rules. Details of the transactions are set out below:

### 甲 截至二零零九年十二月三十一日止財務年度之交易

(1) 關連交易

(a) 本公司之全資附屬公司南華早報出版有限公司（「南華早報出版」）與Kerry Group Limited之附屬公司嘉里建設有限公司（「嘉里建設」）於二零零九年二月十七日訂立一項協議，據此，南華早報出版受聘為嘉里建設出版三期「臻善譜」雜誌。

### A Transactions in respect of the financial year ended 31 December 2009

(1) Connected Transactions

(a) An agreement dated 17 February 2009 made between South China Morning Post Publishers Limited ("SCMPP"), a wholly-owned subsidiary of the Company, and Kerry Properties Limited ("Kerry Properties") which is a subsidiary of Kerry Group Limited, whereby SCMPP was engaged to publish three issues of "The Dress Circle" magazine for Kerry Properties.

根據上述甲(1)(a)項協議，服務費用乃根據提供該等服務涉及之編輯費、項目管理費、印刷及其他製作費用而釐訂。嘉里建設應付予南華早報出版之最高服務費總額為2,300,000港元（每期平均約766,700港元）。

兩期雜誌已分別於二零零九年五月及二零零九年十二月出版。年內，就提供該等服務已收或應收款項總額為1,280,000港元。

(b) 於二零零九年六月八日，本公司透過其全資附屬公司SCMP (1994) Limited（「SCMP (1994)」）於第二市場以代價1,526,656美元（包括應計利息、交易費及開支）（約相當於11,847,000港元）向第三方賣方購入由嘉里建設之附屬公司Gain Silver Finance Limited所發行之1,500,000美元擔保票據（「關連債務證券」）。

於本年度內，SCMP (1994)進一步於第二市場以代價1,530,203美元（包括應計利息、交易費及開支）（約相當於11,872,000港元）向第三方賣方購入額外之1,500,000美元關連債務證券。

關連債務證券之代價乃參考獨立第三方（如銀行、債務證券交易商及機構投資者）所報市價而釐定，並經考慮普遍之基準、信貸息差、市場流通量及交易對手風險、關連債務證券之應計票息（如適用）。

於二零零九年十二月三十一日，SCMP (1994)持有關連債務證券之面值總額為3,000,000美元。

(2) 持續關連交易

南華早報出版與Kerry Holdings Limited（「Kerry Holdings」，為Kerry Group Limited之附屬公司）於二零零八年十二月十九日訂立一項協議，據此，南華早報出版同意於二零零九年一月一日至二零零九年十二月三十一日期間，向Kerry Holdings及Kerry Group Limited及其附屬公司以及聯繫人（定義見上市規則）（「Kerry Group」）提供廣告服務。

Under the above agreement A(1)(a), the service fee was determined based on the editorial cost, project management cost, printing and other production costs involved in providing the services. A maximum total service fee of HK$2,300,000 (approximate average HK$766,700 for each issue) was payable by Kerry Properties to SCMPP.

Two issues of the magazine were published in May 2009 and December 2009, respectively. The aggregate sum received or receivable for providing the services amounted to HK$1,280,000 during the year.

(b) On 8 June 2009, the Company through SCMP (1994) Limited ("SCMP (1994)"), its wholly-owned subsidiary, acquired guaranteed notes (the "Connected Debt Securities") issued by Gain Silver Finance Limited, a subsidiary of Kerry Properties, of the amount of US$1,500,000 from third party vendor(s) in the secondary market at the consideration (inclusive of accrued interest, transaction fees and expenses) of US$1,526,656 (equivalent to approximately HK$11,847,000).

During the year, SCMP (1994) further acquired additional Connected Debt Securities of the amount of US$1,500,000 from third party vendor(s) in the secondary market at the consideration (inclusive of accrued interest, transaction fees and expenses) of US$1,530,203 (equivalent to approximately HK$11,872,000).

The consideration for the Connected Debt Securities was determined with reference to market prices quoted by independent third parties (such as banks, debt securities dealers and institutional investors), having regard to the prevailing benchmark, credit spread, market liquidity and counterparty risk, where applicable, accrued coupons of the Connected Debt Securities.

As at 31 December 2009, SCMP (1994) held a total amount of US$3,000,000 in face value of the Connected Debt Securities.

(2) Continuing Connected Transaction

An agreement dated 19 December 2008 made between SCMPP and Kerry Holdings Limited ("Kerry Holdings"), a subsidiary of Kerry Group Limited, whereby SCMPP agreed to provide advertising services to Kerry Holdings and Kerry Group Limited and its subsidiaries and associates (as defined in the Listing Rules) ("Kerry Group") for the period from 1 January 2009 to 31 December 2009.

根據上述協議應付之服務費用須於南華早報出版發出發票後之下一個月結束前以現金或支票支付。

The service fees payable pursuant to the above agreement were payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoices.

於截至二零零九年十二月三十一日止財務年度根據上述協議所收取或應收取之服務費用總額為2,255,926港元。

The aggregate amount of service fees received or receivable pursuant to the above agreement for the financial year ended 31 December 2009 amounted to HK$2,255,926.

根據上市規則第14A章第14A.37條，本公司董事（包括獨立非執行董事）已審閱上述持續關連交易（「該交易」），並確認該交易乃：

In accordance with Rule 14A.37, Chapter 14A of the Listing Rules, the Directors (including Independent Non-executive Directors) of the Company have reviewed the above continuing connected transaction (the "Transaction") and confirm that the Transaction was entered into:

(a) 屬本集團一般及日常業務範圍中訂立；

(b) 按一般商業條款訂立；及

(c) 根據有關協議之條款進行，該等條款屬公平合理，並符合本公司股東之整體利益。

(a) in the ordinary and usual course of business of the Group;

(b) on normal commercial terms; and

(c) in accordance with the relevant agreement on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

本公司之核數師亦已審閱該交易及向董事書面確認：

The Auditor of the Company has also reviewed the Transaction and confirmed to the Directors in writing that:

(a) 該交易已獲本公司董事會批准；

(b) 該交易符合本集團之訂價政策；

(c) 該交易乃根據規管該交易之相關協議而訂立；及

(d) 截至二零零九年十二月三十一日止財務年度，根據上述協議所收取之總金額並無超逾本公司於二零零八年十二月十九日刊發之公告所述之年度上限6百萬港元。

(a) the Transaction has been approved by the Board of Directors of the Company;

(b) the Transaction is in accordance with the pricing policy of the Group;

(c) the Transaction has been entered into in accordance with the relevant agreement governing the Transaction; and

(d) the aggregate amount received under the above agreement for the financial year ended 31 December 2009 does not exceed the annual cap of HK$6 million as stated in the Company's announcement dated 19 December 2008.

### 乙 截至二零一零年十二月三十一日止財務年度之交易

(1) 關連交易

(a) 南華早報出版與嘉里建設之聯繫人（定義見上市規則）Ubagan Limited（「Ubagan」）於二零一零年三月十日訂立一項協議，據此，南華早報出版將為Ubagan出版一份市務推廣手冊。

### B Transactions in respect of the financial year ending 31 December 2010

(1) Connected Transactions

(a) An agreement dated 10 March 2010 made between SCMPP with Ubagan Limited ("Ubagan"), an associate (as defined in the Listing Rules) of Kerry Properties, whereby SCMPP will publish a marketing brochure for Ubagan.

根據上述乙(1)(a)協議，服務費用乃根據提供該等服務涉及之項目管理費及製作費用而釐訂。Ubagan應付予南華早報出版之最高服務費總額為1,500,000港元。

(b) 南華早報出版與嘉里建設之附屬公司Kerry Communication Limited（「Kerry Communication」）於二零一零年三月十日訂立一項協議，據此，南華早報出版將為Kerry Communication出版三期「臻善譜」雜誌。

根據上述乙(1)(b)協議，服務費用乃根據提供該等服務涉及之編輯費、項目管理費、印刷及其他製作費用而釐訂。Kerry Communication應付予南華早報出版之最高服務費總額為2,300,000港元（每期平均約766,700港元）。

(2) 持續關連交易

南華早報出版與Kerry Holdings於二零一零年一月十一日訂立一項協議，據此，南華早報出版同意於二零一零年一月一日至二零一零年十二月三十一日期間，向Kerry Holdings及Kerry Group之其他公司提供廣告服務。

根據上述協議應付之服務費用須於南華早報出版發出發票後之下一個月結束前以現金或支票支付。

誠如本公司於二零一零年一月十一日刊發之公告所述，本公司預期於截至二零一零年十二月三十一日止財務年度根據該協議將收取之服務費用總額上限為6百萬港元。

上述所有關連交易及持續關連交易分別根據上市規則第14A章第14A.32條及第14A.35條予以披露。

Under the above agreement B(1)(a), the service fee was determined based on the project management cost and production cost involved in providing the services. A maximum total service fee of HK$1,500,000 will be payable by Ubagan to SCMPP.

(b) An agreement dated 10 March 2010 made between SCMPP and Kerry Communication Limited ("Kerry Communication"), a subsidiary of Kerry Properties, whereby SCMPP will publish three issues of "The Dress Circle" magazine for Kerry Communication.

Under the above agreement B(1)(b), the service fee was determined based on the editorial cost, project management cost, printing and other production costs involved in providing the services. A maximum total service fee of HK$2,300,000 (approximate average HK$766,700 for each issue) will be payable by Kerry Communication to SCMPP.

(2) Continuing Connected Transaction

An agreement dated 11 January 2010 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2010 to 31 December 2010.

The service fees payable pursuant to the above agreement are payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoices.

The Company expects that the maximum aggregate amount of service fees receivable under this agreement for the financial year ending 31 December 2010 will be HK$6 million as stated in the Company's announcement dated 11 January 2010.

All the above connected transactions and continuing connected transactions have been disclosed in accordance with Rules 14A.32 and 14A.35, Chapter 14A of the Listing Rules, respectively.

## 購買、出售或贖回本公司股份

本公司及其任何附屬公司於本年度內均無購買、出售或贖回本公司股份。

## 董事進行證券交易之守則

本公司董事會已採納上市規則附錄十所載之《上市發行人董事進行證券交易的標準守則》(「標準守則」),作為本公司董事進行證券交易之守則。本公司全體董事均確認彼等於年內一直遵守標準守則所載之規定標準。

## 企業管治

本公司致力維持高水平之企業管治。有關本公司之企業管治常規之詳細資料載於本年報第28至40頁之「企業管治」一節。

## 核數師

本年度財務報表已由羅兵咸永道會計師事務所審核,而該事務所將任滿告退,並願意受聘連任。

代表董事會
主席
**彭定中**

香港,二零一零年三月二十二日

## Purchase, sale or redemption of the Company's shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

## Code for Securities Transactions by Directors

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the code for securities transactions by Directors of the Company. All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the year.

## Corporate Governance

The Company is committed to maintaining a high standard of corporate governance. Details of the Company's corporate governance practices are set out in the "Corporate Governance" section of this Annual Report on pages 28 to 40.

## Auditor

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
**David J. Pang**
Chairman

Hong Kong, 22 March 2010

# 獨立核數師報告 Independent Auditor's Report



羅兵咸永道會計師事務所

**PricewaterhouseCoopers**
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

**致SCMP集團有限公司股東**
（於百慕達註冊成立的有限公司）

本核數師（以下簡稱「我們」）已審核列載於第62至124頁SCMP集團有限公司（「貴公司」）及其附屬公司（以下合稱「貴集團」）的綜合財務報表，此綜合財務報表包括於二零零九年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合全面收益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

**董事就財務報表須承擔的責任**
貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

**核數師的責任**
我們的責任是根據我們的審核對該等綜合財務報表作出意見，並按照百慕達一九八一年《公司法》第90條僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等綜合財務報表是否不存在任何重大錯誤陳述。

**TO THE SHAREHOLDERS OF SCMP GROUP LIMITED**
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of SCMP Group Limited (the "Company") and its subsidiaries (together the "Group") set out on pages 62 to 124, which comprise the consolidated and company balance sheets as at 31 December 2009, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

## Directors' responsibility for the financial statements

The Directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

## Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

審核涉及執行程序以獲取有關綜合財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製並真實而公平地列報綜合財務報表相關的內部控制，以設計適當審核程序，但並非為對公司內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作的會計估計的合理性，以及評價綜合財務報表的整體列報方式。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the consolidated financial statements.

我們相信，我們所獲得的審核憑證是充足和恰當地為我們的審核意見提供基礎。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## 意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映　貴公司及　貴集團於二零零九年十二月三十一日的事務狀況及　貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

## Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009 and of the profit and cash flows of the Group for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

**羅兵咸永道會計師事務所**
執業會計師

香港，二零一零年三月二十二日

**PricewaterhouseCoopers**
Certified Public Accountants

Hong Kong, 22 March 2010

## 綜合資產負債表 | Consolidated Balance Sheet

於二零零九年十二月三十一日 As at 31 December 2009

| | 附註 Notes | 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
|---|---|---|---|
| **資產 ASSETS** | | | |
| 非流動資產 Non-current assets | | | |
| 物業、機器及設備 Property, plant and equipment | 5 | **495,661** | 502,580 |
| 投資物業 Investment properties | 6 | **1,008,100** | 986,100 |
| 土地租金 Lease premium for land | 7 | **113,121** | 13,969 |
| 無形資產 Intangible assets | 8 | **19,165** | 24,729 |
| 聯營公司之權益 Interests in associates | 10 | **46,451** | 53,334 |
| 可供出售之金融資產 Available-for-sale financial assets | 11 | **200,995** | 105,074 |
| 界定利益計劃之資產 Defined benefit plan's assets | 26(a) | **52,198** | 60,104 |
| | | **1,935,691** | 1,745,890 |
| 流動資產 Current assets | | | |
| 存貨 Inventories | 12 | **18,557** | 38,904 |
| 應收款項 Accounts receivable | 13 | **156,719** | 187,428 |
| 預付費用、按金及其他應收賬款 Prepayments, deposits and other receivables | | **15,764** | 23,411 |
| 可收回稅項 Tax recoverable | | **3,508** | - |
| 現金及現金等值 Cash and cash equivalents | 27(c) | **254,112** | 272,015 |
| | | **448,660** | 521,758 |
| 總資產 Total assets | | **2,384,351** | 2,267,648 |
| **權益 EQUITY** | | | |
| 資本及儲備 Capital and reserves | | | |
| 股本 Share capital | 14 | **156,095** | 156,095 |
| 儲備 Reserves | | **1,935,277** | 1,722,944 |
| 擬派股息 Proposed dividend | | **-** | 31,219 |
| | 15(a) | **1,935,277** | 1,754,163 |
| 股東資金 Shareholders' funds | | **2,091,372** | 1,910,258 |
| 少數股東權益 Minority interests | | **21,037** | 20,114 |
| 總權益 Total equity | | **2,112,409** | 1,930,372 |
| **負債 LIABILITIES** | | | |
| 非流動負債 Non-current liabilities | | | |
| 遞延所得稅負債 Deferred income tax liabilities | 16 | **145,308** | 125,861 |
| | | **145,308** | 125,861 |
| 流動負債 Current liabilities | | | |
| 應付款項及應計負債 Accounts payable and accrued liabilities | 17 | **99,450** | 142,466 |
| 預收訂閱費 Subscriptions in advance | | **23,104** | 24,550 |
| 現期所得稅負債 Current income tax liabilities | | **4,080** | 44,399 |
| | | **126,634** | 211,415 |
| 總負債 Total liabilities | | **271,942** | 337,276 |
| 總權益及負債 Total equity and liabilities | | **2,384,351** | 2,267,648 |
| 流動資產淨值 Net current assets | | **322,026** | 310,343 |
| 總資產減流動負債 Total assets less current liabilities | | **2,257,717** | 2,056,233 |

第67頁至第124頁之附註為此等綜合財務報表之一部分。

The notes on pages 67 to 124 are an integral part of these consolidated financial statements.

**彭定中博士**
**Dr. David J. Pang**
主席
Chairman

**郭惠光女士**
**Ms. Kuok Hui Kwong**
董事
Director

# 綜合全面收益表 | Consolidated Statement of Comprehensive Income

截至二零零九年十二月三十一日止年度 Year ended 31 December 2009

| | 附註 Notes | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 |
|---|---|---|---|
| **持續經營業務 Continuing operations** | | | |
| **收益 Revenue** | 4 | **740,667** | 1,037,774 |
| 其他收入 Other income | | **4,669** | 5,684 |
| 員工成本 Staff costs | 18 | **(323,559)** | (355,409) |
| 生產原料成本 Cost of production materials | | **(126,671)** | (164,919) |
| 租金及設施 Rental and utilities | | **(37,828)** | (41,177) |
| 折舊及攤銷 Depreciation and amortisation | | **(56,762)** | (53,807) |
| 廣告及宣傳 Advertising and promotion | | **(34,899)** | (38,036) |
| 其他經營開支 Other operating expenses | | **(115,325)** | (156,829) |
| 投資物業公平值收益／(虧損) Fair value gain/(loss) on investment properties | | **134,919** | (81,150) |
| **經營盈利 Operating profit** | 19 | **185,211** | 152,131 |
| 財務收入 Finance income | | **1,110** | 3,195 |
| 財務費用 Finance costs | | **-** | (1,054) |
| 財務收入 - 淨額 Finance income - net | 20 | **1,110** | 2,141 |
| 應佔聯營公司(虧損)／盈利 Share of (losses)/profits of associates | | **(3,434)** | 1,187 |
| **除所得稅前盈利 Profit before income tax** | | **182,887** | 155,459 |
| 所得稅開支 Income tax expense | 21 | **(34,813)** | (21,557) |
| **全年持續經營業務盈利 Profit for the year from continuing operations** | | **148,074** | 133,902 |
| **已終止經營業務 Discontinued operations** | 22 | | |
| **全年已終止經營業務盈利 Profit for the year from discontinued operations** | | **-** | 51,413 |
| **全年盈利 Profit for the year** | | **148,074** | 185,315 |
| **其他全面收入／(虧損) Other comprehensive income/(loss)** | | | |
| 將租賃土地重新分類為投資物業所產生之公平值收益 Fair value gain arising from reclassification of leasehold land to investment properties | | **-** | 8,436 |
| 可供出售金融資產之公平值收益／(虧損) Fair value gain/(loss) on available-for-sale financial assets | | **72,031** | (188,422) |
| 外匯折算差異 Currency translation difference | | **2,151** | (3,049) |
| 有關其他全面收入之所得稅 Income tax relating to components of other comprehensive income | | **-** | (1,351) |
| **全年其他全面收入／(虧損)(除稅後) Other comprehensive income/(loss) for the year, net of tax** | | **74,182** | (184,386) |
| **全年全面收入總額 Total comprehensive income for the year** | | **222,256** | 929 |
| **應佔盈利 Profit attributable to:** | | | |
| 本公司股東 Shareholders of the Company | 23 | **138,151** | 172,768 |
| 少數股東權益 Minority interests | | **9,923** | 12,547 |
| | | **148,074** | 185,315 |
| **應佔全面收入／(虧損)總額：Total comprehensive income/(loss) attributable to:** | | | |
| 本公司股東 Shareholders of the Company | | **212,333** | (11,618) |
| 少數股東權益 Minority interests | | **9,923** | 12,547 |
| | | **222,256** | 929 |
| **每股盈利 Earnings per share** | | | |
| 基本及攤薄 Basic and diluted | 25 | | |
| - 持續經營業務 Continuing operations | | **8.85港仙 cents** | 7.78港仙 cents |
| - 已終止經營業務 Discontinued operations | | **-** | 3.29港仙 cents |
| | | **8.85港仙 cents** | 11.07港仙 cents |
| **股息 Dividends** | 24 | **-** | 124,876 |

第67頁至第124頁之附註為此等綜合財務報表之一部分。

The notes on pages 67 to 124 are an integral part of these consolidated financial statements.

# 綜合權益變動表 | Consolidated Statement of Changes in Equity

截至二零零九年十二月三十一日止年度 Year ended 31 December 2009

| | 本公司股東應佔 Attributable to shareholders of the company | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 股本 Share capital 港幣千元 HK$'000 | 股份溢價 Share premium 港幣千元 HK$'000 | 繳入盈餘 Contributed surplus 港幣千元 HK$'000 | 投資重估儲備 Investment revaluation reserve 港幣千元 HK$'000 | 資產重估儲備 Asset revaluation reserve 港幣千元 HK$'000 | 匯兌儲備 Translation reserve 港幣千元 HK$'000 | 保留溢利 Retained profits 港幣千元 HK$'000 | 總額 Total 港幣千元 HK$'000 | 少數股東權益 Minority interests 港幣千元 HK$'000 | 總權益 Total equity 港幣千元 HK$'000 |
| 於二零零八年一月一日結餘 Balance at 1 January 2008 | 156,095 | 40,971 | 865,672 | 225,723 | 3,624 | (26,438) | 905,981 | 2,171,628 | 16,567 | 2,188,195 |
| **全面收入 Comprehensive income** | | | | | | | | | | |
| 本年度盈利 Profit for the year | - | - | - | - | - | - | 172,768 | 172,768 | 12,547 | 185,315 |
| **其他全面收入 Other comprehensive income** | | | | | | | | | | |
| 可供出售之金融資產 Available-for-sale financial assets – 計入權益之公平值虧損 - Fair value loss taken to equity | - | - | - | (188,422) | - | - | - | (188,422) | - | (188,422) |
| 於出售附屬公司時釋放之匯兌儲備 Translation reserve released on disposal of a subsidiary | - | - | - | - | - | (594) | - | (594) | - | (594) |
| 綜合賬目時產生之匯兌差額 Exchange difference on consolidation | - | - | - | - | - | (2,455) | - | (2,455) | - | (2,455) |
| 租賃土地重新分類為投資物業所產生之公平值收益 Fair value gain arising from reclassification of leasehold land to investment properties | - | - | - | - | 8,436 | - | - | 8,436 | - | 8,436 |
| 直接於權益中扣除之遞延稅項 Deferred taxation directly charged to equity | - | - | - | - | (1,351) | - | - | (1,351) | - | (1,351) |
| 其他全面收入/(虧損)總額 Total other comprehensive income/(loss) | - | - | - | (188,422) | 7,085 | (3,049) | - | (184,386) | - | (184,386) |
| **全面收入/(虧損)總額 Total comprehensive income/(loss)** | - | - | - | (188,422) | 7,085 | (3,049) | 172,768 | (11,618) | 12,547 | 929 |
| **與股東之交易 Transactions with shareholders** | | | | | | | | | | |
| 股息 Dividends | - | - | - | - | - | - | (249,752) | (249,752) | (9,000) | (258,752) |
| **與股東之交易總額 Total transactions with shareholders** | - | - | - | - | - | - | (249,752) | (249,752) | (9,000) | (258,752) |
| **於二零零八年十二月三十一日結餘 Balance at 31 December 2008** | 156,095 | 40,971 | 865,672 | 37,301 | 10,709 | (29,487) | 828,997 | 1,910,258 | 20,114 | 1,930,372 |
| 於二零零九年一月一日結餘 Balance at 1 January 2009 | 156,095 | 40,971 | 865,672 | 37,301 | 10,709 | (29,487) | 828,997 | 1,910,258 | 20,114 | 1,930,372 |
| **全面收入 Comprehensive income** | | | | | | | | | | |
| 本年度盈利 Profit for the year | - | - | - | - | - | - | 138,151 | 138,151 | 9,923 | 148,074 |
| **其他全面收入 Other comprehensive income** | | | | | | | | | | |
| 可供出售之金融資產 Available-for-sale financial assets – 計入權益之公平值收益 - Fair value gain taken to equity | - | - | - | 72,031 | - | - | - | 72,031 | - | 72,031 |
| 綜合賬目時產生之匯兌差額 Exchange difference on consolidation | - | - | - | - | - | 2,151 | - | 2,151 | - | 2,151 |
| 其他全面收入總額 Total other comprehensive income | - | - | - | 72,031 | - | 2,151 | - | 74,182 | - | 74,182 |
| **全面收入總額 Total comprehensive income** | - | - | - | 72,031 | - | 2,151 | 138,151 | 212,333 | 9,923 | 222,256 |
| **與股東之交易 Transactions with shareholders** | | | | | | | | | | |
| 股息 Dividends | - | - | - | - | - | - | (31,219) | (31,219) | (9,000) | (40,219) |
| **與股東之交易總額 Total transactions with shareholders** | - | - | - | - | - | - | (31,219) | (31,219) | (9,000) | (40,219) |
| **於二零零九年十二月三十一日結餘 Balance at 31 December 2009** | 156,095 | 40,971 | 865,672 | 109,332 | 10,709 | (27,336) | 935,929 | 2,091,372 | 21,037 | 2,112,409 |

第67頁至第124頁之附註為此等綜合財務報表之一部分。

The notes on pages 67 to 124 are an integral part of these consolidated financial statements.

# 綜合現金流量表 | Consolidated Statement of Cash Flows

截至二零零九年十二月三十一日止年度 Year ended 31 December 2009

| | 附註 Notes | 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
|---|---|---|---|
| **營運活動之現金流量 Cash flows from operating activities** | | | |
| 營運產生之現金 Cash generated from operations | 27(a) | **129,899** | 278,478 |
| 已付香港利得稅 Hong Kong profits tax paid | | **(59,145)** | (26,121) |
| 已付海外稅項 Overseas tax paid | | **(48)** | (160) |
| 營運活動產生之淨現金 Net cash generated from operating activities | | **70,706** | 252,197 |
| **投資活動之現金流量 Cash flows from investing activities** | | | |
| 購入物業、機器及設備及無形資產 Purchase of property, plant and equipment and intangible assets | | **(33,913)** | (17,785) |
| 購入可供出售之金融資產 Purchase of available-for-sale financial assets | | **(23,719)** | - |
| 已收利息 Interest received | | **1,181** | 3,279 |
| 已收股息 Dividends received from: | | | |
| 上市投資 Listed investments | | **2,160** | 2,566 |
| 聯營公司 Associates | | **3,462** | 1,559 |
| 出售物業、機器及設備所得款 Proceeds from sale of property, plant and equipment | | **967** | 71 |
| 出售附屬公司所得款 Proceeds from disposal of subsidiaries | 27(b) | **1,472** | 51,421 |
| 投資活動（所用）／產生之淨現金 Net cash (used in)/generated from investing activities | | **(48,390)** | 41,111 |
| **融資活動之現金流量 Cash flows from financing activities** | | | |
| 已付予一間附屬公司少數股東之股息 Dividends paid to a minority shareholder of a subsidiary | | **(9,000)** | (9,000) |
| 已付予本公司股東之股息 Dividends paid to the Company's shareholders | 24 | **(31,219)** | (249,752) |
| 已付利息 Interest paid | | **-** | (1,054) |
| 融資活動所用之淨現金 Net cash used in financing activities | | **(40,219)** | (259,806) |
| 現金及現金等值之淨（減少）／增加 Net (decrease)/increase in cash and cash equivalents | | **(17,903)** | 33,502 |
| 於一月一日之現金及現金等值 Cash and cash equivalents at 1 January | | **272,015** | 238,513 |
| 於十二月三十一日之現金及現金等值 Cash and cash equivalents at 31 December | | **254,112** | 272,015 |
| 現金及現金等值分析 Analysis of cash and cash equivalents | | | |
| 現金及銀行結餘 Cash and bank balances | 27(c) | **254,112** | 272,015 |

第67頁至第124頁之附註為此等綜合財務報表之一部分。

The notes on pages 67 to 124 are an integral part of these consolidated financial statements.

# 資產負債表 | Balance Sheet

於二零零九年十二月三十一日 As at 31 December 2009

| | 附註 Notes | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 |
|---|---|---|---|
| **資產 ASSETS** | | | |
| 非流動資產 Non-current assets | | | |
| 附屬公司之權益 Interests in subsidiaries | 9 | **1,353,528** | 1,384,747 |
| 流動資產 Current assets | | | |
| 現金及現金等值 Cash and cash equivalents | 27(c) | **812** | 610 |
| 總資產 Total assets | | **1,354,340** | 1,385,357 |
| **權益 EQUITY** | | | |
| 資本及儲備 Capital and reserves | | | |
| 股本 Share capital | 14 | **156,095** | 156,095 |
| 儲備 Reserves | | **1,198,245** | 1,198,043 |
| 擬派股息 Proposed dividend | | **-** | 31,219 |
| | 15(b) | **1,198,245** | 1,229,262 |
| 總權益 Total equity | | **1,354,340** | 1,385,357 |

第67頁至第124頁之附註為此等綜合財務報表之一部分。

The notes on pages 67 to 124 are an integral part of these consolidated financial statements.

**彭定中博士**
**Dr. David J. Pang**
主席
Chairman

**郭惠光女士**
**Ms. Kuok Hui Kwong**
董事
Director

# 財務報表附註 | Notes to the Financial Statements

## 1. 公司資料

本公司為一間於百慕達註冊成立之獲豁免有限責任公司。本公司之主要營業地點為香港新界大埔工業邨大發街22號南華早報中心。

本公司於本年度為投資控股公司。本集團於年內之主要業務包括出版、印刷及分銷《南華早報》、《星期日南華早報》及其他印刷及電子刊物以及物業投資。

## 1. Corporate information

The Company is incorporated in Bermuda as an exempted company with limited liability. Its principal place of business is Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong.

The Company acted as an investment holding company during the year. The principal activities of the Group during the year comprised the publishing, printing, and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications, and properties investment.

## 2. 重要會計政策摘要

編製本財務報表所應用之主要會計政策載列如下。除另有列明外，此等會計政策已貫徹應用於所有呈報年度。

### (a) 編製基準

本財務報表乃根據香港財務報告準則（「香港財務報告準則」）編製。本財務報表乃根據歷史成本常規法編製，惟投資物業、若干租賃樓宇及可供出售之金融資產乃按重估值列賬，下文有進一步闡述。

### (b) 會計政策變動及披露

(i) 本集團已於二零零九年一月一日採納下列新增及經修訂香港財務報告準則：

香港會計準則第1號（經修訂）「財務報表之呈列」

香港會計準則第1號（經修訂）禁止於權益變動表內呈列收入及開支項目（即「非股東的權益變動」），規定「非股東的權益變動」須於全面收益表內與股東的權益變動分開呈列。因此，本集團所有股東的權益變動於綜合權益變動表中呈列，而所有非股東的權益變動須於綜合全面收益表中呈列。比較資料已重新呈列，以符合經修訂準則。由於會計政策的變動只影響呈列方面，故對每股盈利並無影響。

## 2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

### (a) Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). They have been prepared under the historical cost convention, as modified by the revaluation of investment properties, certain leasehold buildings and available-for-sale financial assets, as further explained below.

### (b) Changes in accounting policy and disclosures

(i) The Group has adopted the following new and amended HKFRSs as of 1 January 2009:

HKAS 1 (revised), 'Presentation of financial statements'

HKAS 1 (revised) prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity in a statement of comprehensive income. As a result the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

# 財務報表附註 | Notes to the Financial Statements

香港會計準則第23號（經修訂）「借貸成本」

此項經修訂準則規定實體必須將直接因收購、興建或生產一項合資格資產（即需要頗長時間籌備以供使用或出售之資產）所產生之借貸成本資本化，作為該資產之部分成本。本集團先前將所有借貸成本即時確認為開支。因本集團於呈報年度並無參與收購、興建或生產任何合資格資產，故會計政策之變動對每股盈利概無影響。

HKAS 23 (revised), 'Borrowing costs'

The revised standard requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The Group previously recognised all borrowing costs as an expense immediately. The change in accounting policy had no impact on earnings per share as the Group was not involved in the acquisition, construction or production of any qualifying assets during the years presented.

香港財務報告準則第7號「金融工具：披露」

香港財務報告準則第7號之修訂增加對於公平值計量及流動資金風險之披露規定。尤其是修訂要求公平值計量按公平值計量等級披露。由於會計政策變動僅引致額外披露，故對每股盈利概無影響。

HKFRS 7, 'Financial instruments: disclosures'

The amendment to HKFRS 7 requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

香港財務報告準則第8號「營運分部」

香港財務報告準則第8號替代香港會計準則第14號「分部報告」。此準則規定須以「管理方法」將分部資料按內部報告所使用之相同基準呈列。其導致所呈列之報告分部出現變動，以往呈列之報章、雜誌及其他刊物之報告分部已分拆為報章分部及雜誌分部。

HKFRS 8, 'Operating segments'

HKFRS 8 replaces HKAS 14, 'Segment reporting'. It requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in changes in the reportable segments presented, as the previously reported segment of newspapers, magazines and other publications has been split into newspaper segment and magazine segment.

營運分部之呈報方式與提供予主要經營決策者之內部報告一致。

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

香港會計師公會於二零零八年十月頒佈之香港財務報告準則之改進

香港會計師公會於二零零八年十月頒佈之香港財務報告準則之改進列出多項對香港財務報告準則之修訂，當中包括對香港會計準則第28號「於聯營公司之投資」之修訂。該修訂澄清，就減值測試而言，於聯營公司之投資被視作單一資產，而任何減值虧損均不會分配至投資內包括之特定資產，如商譽。減值撥回記錄為投資結餘之調整，以聯營公司可收回金額之增加為限。因應此修訂，本集團於減值測試時，會把每間聯營公司之投資視為單一資產。任何減值虧損或其後之回撥均不會分配至商譽。

HKICPA's improvements to HKFRS published in October 2008

HKICPA's improvements to HKFRS published in October 2008 sets out a number of amendments to HKFRSs. It includes an amendment to HKAS 28, 'Investments in associates'. The amendment clarified that an investment in an associate is treated as a single asset for the purpose of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. Following the amendment, the Group now treats its investments in each associate as a single asset for the purpose of impairment testing. Any resulting impairment loss or subsequent reversal will not be allocated to goodwill.

# 財務報表附註 | Notes to the Financial Statements

(ii) 下列準則及現行準則修訂本已獲公佈，並且於二零一零年一月一日或之後開始之會計期間或較後期間生效，但本集團並未提早採納。

香港（國際財務報告準則詮釋委員會）詮釋第17號「向股東分派非現金資產」（於二零零九年七月一日或之後生效）。該詮釋是二零零九年五月頒佈之香港會計師公會年度改進計劃之一部份，就企業向股東分派非現金資產作為儲備或股息分派之安排提供會計指引。香港財務報告準則第5號也進行了修訂，規定資產只可在現時狀態下可供分派且很有可能分派之情況下，才被分類為持作分派資產。本集團及本公司將自二零一零年一月一日起應用香港（國際財務報告準則詮釋委員會）詮釋第17號，但預期其對本集團或本公司之財務報表不會有重大影響。

香港會計準則第27號（經修訂）「綜合及獨立財務報表」（自二零零九年七月一日起生效）。此項經修訂準則規定，倘控制權並無變動，則與少數股東權益之所有交易之影響必須在權益中呈列，而此等交易將不再導致商譽或盈虧。該準則亦闡明失去控制權時之會計處理方式。於該實體之任何保留權益乃按公平值重新計量，並將有關盈虧計入損益當中。本集團預期將自二零一零年一月一日起將香港會計準則第27號（經修訂）應用於少數股東權益之交易，但預期其對本集團或本公司之財務報表不會有重大影響。

香港財務報告準則第3號（經修訂）「業務合併」（自二零零九年七月一日起生效）。此項經修訂準則規定業務合併繼續採用收購會計法，惟有多處重大變動。例如，購買一項業務支付之所有款項均須於收購日以公平值列賬，而或有付款應歸類為債務，並於隨後將重新計量之變動計入損益。收購方可就每一宗收購個別選擇按公平值或非控制性權益應佔收購對象淨資產之比例計量收購對象之非控制性權益。所有收購相關成本均須列作開支。本集團將自二零一零年一月一日起將香港財務報告準則第3號（經修訂）應用於所有業務合併。

香港會計準則第38號（修訂本）「無形資產」（自二零零九年七月一日起生效）。該修訂本是二零零九年五月頒佈之香港會計師公會年度改進計劃之一部份。本集團及本公司將自香港財務報告準則第3號（經修訂）獲採納之日起應用香港會計準則第38號（修訂本）。該修訂本闡明業務合併中所購入無形資產的公平值計量指引，同時允許將擁有相若使用年限之資產設置成單一無形資產之分組。該修訂本不會對本集團或本公司之財務報表有重大影響。

(ii) The following standards and amendments to existing standards have been published and effective for accounting periods beginning on or after 1 January 2010 or later periods, and the Group has not early adopted them.

HK(IFRIC) 17, 'Distribution of non-cash assets to owners' (effective on or after 1 July 2009). The interpretation is part of the HKICPA's annual improvements project published in May 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. HKFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The Group and Company will apply HK(IFRIC) 17 from 1 January 2010. It is not expected to have a material impact on the Group's or Company's financial statements.

HKAS 27 (revised), 'Consolidated and separate financial statements' (effective from 1 July 2009). The revised standard requires the effects of all transactions with minority interest to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. The Group will apply HKAS 27 (revised) prospectively to transactions with minority interest from 1 January 2010. It is not expected to have a material impact on the Group's or Company's financial statements.

HKFRS 3 (revised), 'Business combinations' (effective from 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the profit or loss. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply HKFRS 3 (revised) prospectively to all business combinations from 1 January 2010.

HKAS 38 (amendment), 'Intangible Assets' (effective from 1 July 2009). The amendment is part of the HKICPA's annual improvements project published in May 2009 and the Group and Company will apply HKAS 38 (amendment) from the date HKFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment will not result in a material impact on the Group's or Company's financial statements.

# 財務報表附註 | Notes to the Financial Statements

香港財務報告準則第5號（修訂本）「分類為持作出售之非流動資產（或出售組合）之計量」。該修訂本是二零零九年五月頒佈之香港會計師公會年度改進計劃之一部份。該修訂本澄清，香港財務報告準則第5號明確規定已分類為持作出售之非流動資產（或出售組合）或已終止經營業務的披露要求。它還明確指出，香港會計準則第1號之總體要求仍然適用，特別是香港會計準則第1號第15段（以達致一個公平的呈列）及第125段（估計不確定性之來源）。本集團及本公司將自二零一零年一月一日起應用香港財務報告準則第5號（修訂本），但預期其對本集團或本公司之財務報表不會有重大影響。

HKFRS 5 (amendment), 'Measurement of non-current assets (or disposal Groups) classified as held for sale'. The amendment is part of the HKICPA's annual improvements project published in May 2009. The amendment provides clarification that HKFRS 5 specifies the disclosures required in respect of non-current assets (or disposal Groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of HKAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of HKAS 1. The Group and Company will apply HKFRS 5 (amendment) from 1 January 2010. It is not expected to have a material impact on the Group's or Company's financial statements.

香港會計準則第1號（修訂本）「財務報表之呈列」。該修訂本是二零零九年五月頒佈之香港會計師公會年度改進計劃之一部份。該修訂本闡明透過發行股本償還負債的潛在可能性不會與該負債作為流動或非流動負債的分類有關。通過對流動負債定義的修訂，該修訂本允許負債分類為非流動負債（惟實體需於會計期間後，有權將以現金或其他資產結算的到期日無條件推遲至少12個月），儘管事實上交易對手方可能隨時要求該實體以股份結算。本集團及本公司將自二零一零年一月一日起應用香港會計準則第1號（修訂本），但預期其對本集團或本公司之財務報表不會有重大影響。

HKAS 1 (amendment), 'Presentation of financial statements'. The amendment is part of the HKICPA's annual improvements project published in May 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group and Company will apply HKAS 1 (amendment) from 1 January 2010. It is not expected to have a material impact on the Group's or Company's financial statements.

香港財務報告準則第2號（修訂本）「集團以現金結算以股權支付之交易」（自二零一零年一月一日起生效）。除包含「香港（國際財務報告準則詮釋委員會）詮釋第8號」、「香港財務報告準則第2號的範圍」及「香港（國際財務報告準則詮釋委員會）詮釋第11號」、「香港財務報告準則第2號 — 集團及庫存股份交易」外，該等修訂本還擴展了國際財務報告準則詮釋委員會詮釋第11號之指引，以解決該詮釋尚未涉及之集團安排之分類。新指引預期不會對本集團之財務報表有重大影響。

HKFRS 2 (amendments), 'Group cash-settled share-based payment transactions' (effective from 1 January 2010). In addition to incorporating HK(IFRIC)-Int 8, 'Scope of HKFRS 2', and HK(IFRIC)-Int 11, 'HKFRS 2 - Group and treasury share transactions', the amendments expand on the guidance in IFRIC 11 to address the classification of Group arrangements that were not covered by the interpretation. The new guidance is not expected to have a material impact on the Group's financial statements.

香港財務報告準則第9號「金融工具」。該準則規定金融資產按兩個計量類別分類：期後按公平值進行計量的金融資產，以及期後按攤銷成本進行計量的金融資產，有關分類須於初步確認時決定。分類視乎實體企業就管理其金融工具之業務模式及有關工具之合約現金流量特性而定。該準則將自二零一三年一月一日起生效。本集團現時正對該準則進行評估，惟尚未能確定該準則對本集團之財務報表是否有重大影響。

HKFRS 9, 'Financial instruments'. The standard requires financial assets to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortised cost. The decision is to be made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. This standard will be effective from 1 January 2013. The Group is in the process of assessing the standard and is not yet in a position to state whether it has a material impact on the Group's financial statements.

# 財務報表附註 | Notes to the Financial Statements

**(c) 綜合基準**

綜合財務報表包括本公司及其附屬公司截至十二月三十一日止之財務報表。

(i) 附屬公司

附屬公司指本集團有權監控其財務及營運政策並藉其活動獲利之公司。當本集團於個別公司之持股量賦予本集團過半數之投票權時，該權力即被視為存在。

附屬公司之賬目自其控制權轉移至本集團之日起全面列入綜合賬目，並於本集團失去其控制權時停止綜合入賬。

本集團收購之附屬公司，依收購會計法處理。收購成本按於交易日所支付之資產、所發行之股本工具及所產生或承擔之負債之公平值，加因收購而產生之直接成本計算。業務合併時所收購之可識別資產及承擔之負債及或有負債，初步按收購日之公平值計算。當收購成本超出本集團從收購中取得之可識別資產、負債和或有負債之權益之淨公平值時，有關之差額列作商譽入賬。倘收購成本低於本集團應佔所收購對象之可識別資產、負債及或有負債之淨公平值，則其差額會直接於本集團損益確認。

集團公司間之交易、結餘及因集團公司間之交易而產生之未變現收益予以對銷。

於本公司資產負債表內所列之附屬公司之權益，以成本值減累積減值虧損列賬。本公司按已收及應收股息為基準將附屬公司之業績入賬。

(ii) 與少數股東權益之交易

本集團政策是將與少數股東權益之交易視作本集團與外界人士進行之交易。向少數股東權益出售導致本集團之盈虧，乃計入本集團之損益。向少數股東權益收購任何已付代價與有關應佔所購得附屬公司資產淨值之賬面值的差額，均列作商譽。

**(c) Basis of consolidation**

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

(i) Subsidiaries

Subsidiaries are entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. This power is deemed to exist when the Group has a shareholding of more than one half of the voting rights in an entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities, the difference is recognised directly in the Group's profit or loss.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated.

Interests in subsidiaries in the Company's balance sheet are stated at cost less accumulated impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(ii) Transactions with minority interests

The Group applies a policy of treating transactions with minority interest as transactions with parties external to the group. Disposals to minority interest result in gains and losses for the Group and are recognised in the Group's profit or loss. Purchases from minority interest result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

# 財務報表附註 | Notes to the Financial Statements

(iii) 聯營公司

聯營公司指本集團對其有重大影響但無控制權之所有企業，一般而言，指持有一間企業20%至50%帶投票權之股份。於聯營公司之權益乃以權益法入賬，並初步按成本確認。本集團於聯營公司之權益包括於收購時已識別之商譽（經扣除任何累積減值虧損）。

本集團應佔聯營公司於收購後之損益及儲備變動已分別計入本集團之損益及綜合儲備內。累積收購後變動於投資賬面值作出調整。倘本集團應佔聯營公司虧損等於或超過其於聯營公司之權益（包括任何其他無抵押應收賬款），本集團不會進一步確認虧損，除非其已產生負債或代聯營公司作出支付。

(iii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Interests in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's interests in associates includes goodwill, identified on acquisition, net of any accumulated impairment loss.

The Group's share of the post-acquisition profits or losses and post-acquisition movements in reserves of associates is included in the Group's profit or loss and consolidated reserves respectively. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

**(d) 分部報告**

營運分部之呈報方式與提供予主要經營決策者之內部報告一致。主要經營決策者確定為本集團董事總經理及行政總裁，負責各營運分部之資源分配及業績評估。

**(d) Segment reporting**

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group's Managing Director and Chief Executive Officer.

**(e) 外幣交易**

(i) 功能及呈列貨幣

本集團各實體企業之財務報表內之有關項目，均以其經營所在地區之主要經濟環境通行之貨幣（「功能貨幣」）計算。綜合財務報表以本公司之功能貨幣及本集團之呈列貨幣港元（「港元」）呈列。

(ii) 交易及結餘

外幣交易均按交易當日之兑換率折算為功能貨幣。於結算上述交易，及按年終兑換率換算以外幣為結算單位之貨幣性資產與負債產生之匯兑盈虧，均在損益中確認，惟於權益中遞延作為合資格現金流量對沖者除外。

**(e) Foreign currency translation**

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollars ("HK$"), which is the Company's functional and the Group's presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit or loss, except when deferred in equity as qualifying cash flow hedges.

# 財務報表附註 | Notes to the Financial Statements

分類為可供出售之金融資產之股本工具投資，其匯兌差額計入投資重估儲備。

Translation differences on investments in equity instruments classified as available for sale financial assets are included in the investment revaluation reserve.

分類為可供出售以外幣計值之貨幣證券之公平值變動，按證券之攤銷成本變動與該證券賬面值之其他變動所產生之匯兌差額進行分析。與攤銷成本變動有關之匯兌差額在損益中確認，而賬面值之其他變動則於權益中確認。

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in equity.

(iii) 集團公司

(iii) Group companies

在綜合賬目時，附屬公司及聯營公司以外幣計值之資產負債表，均以結算日之匯率換算，而全面收益表則按平均匯率折算，由此而產生之匯兌差額列入匯兌儲備內。當出售任何該等附屬公司或聯營公司時，先前就該附屬公司或聯營公司確認之任何匯兌差額，均轉入損益作為出售之損益的一部份。

On consolidation, the balance sheet of subsidiaries and associates denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the statement of comprehensive income is translated at an average rate. The resulting translation differences are included in the translation reserve. When any of these subsidiaries or associates is sold, any translation differences previously recognised in respect of such subsidiary or associate are transferred to the profit or loss as part of the gain or loss on sale.

因收購海外企業而產生之商譽及公平值調整，均作為該海外企業之資產及負債處理，並按年終匯率換算。

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

**(f) 收益確認**

**(f) Revenue recognition**

收益包括本集團日常業務過程中就銷售貨品及服務而已收或應收代價之公平值。

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities.

收益於未來經濟利益很可能會流向本集團而有關利益能可靠地計量時確認，基準如下：

Revenue is recognised when it is probable that the future economic benefits will flow to the Group and when these benefits can be measured reliably, on the following bases:

(i) 商品銷售收入，在本集團已將與商品所有權相關之主要風險和報酬轉移給買方，而本集團既沒有保留通常與所有權相聯繫之持續管理權，亦沒有對售出之商品實施有效控制時確認；

(ii) 報章廣告及其他服務收入按提供服務之期間確認；

(iii) 租金收入於物業出租之期間及按租賃期以直線法計算。

(i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer provided that the Group retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(ii) newspaper advertisements and other services, based on the period in which such services are rendered;

(iii) rental income, in the period in which the properties are let out and on the straight-line basis over the lease terms.

# 財務報表附註 | Notes to the Financial Statements

### (g) 物業、機器及設備

物業、機器及設備（在建資產除外）均以成本值或估值減累積折舊及累積減值虧損列賬。資產之成本包括其購入價，及任何為使該資產達到可使用狀況及運往作擬定用途之地點所直接耗用之成本。成本亦可包含轉撥自對沖儲備、因以外幣購買物業、機器及設備而產生之合資格現金流量對沖之盈利／虧損。

後續支出僅會在與項目有關之未來經濟利益很可能會流向本集團，而該項目的成本能可靠地計量之情況下，方會適當地計入資產之賬面值或確認為一項獨立資產。所有其他維修及保養費用均於發生之財務期間於綜合全面收益表列作開支。

物業、機器及設備之公平值收益將列入資產重估儲備。倘公平值虧損超過先前該項資產所產生之公平值收益，該公平值虧損則於損益內扣除。其後增加之公平值會被確認為收入，惟以抵銷先前已於損益扣除之公平值虧損為限。

折舊以直線法計算，其成本或重估金額於估計可使用年期內分攤至其餘值。租賃樓宇按二十五年至五十年之年期折舊。其他固定資產（租賃物業改善工程除外）按兩年至二十年之年期折舊。租賃物業改善工程（計入為其他固定資產之一部份）乃按兩年至五十年之租賃期或其估計可使用年期兩者中之較短者折舊。在建資產並無計提折舊／攤銷。

本集團在每個結算日均會檢討資產之餘值及可使用年期，並在適當時作出調整。

倘一項資產之賬面值高於其估計可收回金額，則該項資產之賬面值會即時調減至其可收回金額。

### (g) Property, plant and equipment

Property, plant and equipment, other than assets in progress, are stated at cost or valuation less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any costs directly attributable to bringing the asset to its working condition and location for its intended use. Cost may also include transfers from hedging reserve of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the consolidated statement of comprehensive income during the financial period in which they are incurred.

Fair value gains on property, plant and equipment are dealt with in the asset revaluation reserve. Fair value losses are charged to the profit or loss to the extent that they exceed fair value gains arising previously on the individual assets. A subsequent fair value increase is recognised as income to the extent that it reverses a fair value loss of the same asset previously charged to the profit or loss.

Depreciation is calculated using the straight-line method to allocate cost or revalued amounts to their residual values over estimated useful lives. Leasehold buildings are depreciated over a period of 25 to 50 years. Other fixed assets (other than leasehold improvements) are depreciated over 2 to 20 years. Leasehold improvements, which are included as part of other fixed assets, are depreciated over the lease term of 2 to 50 years or their estimated useful lives, whichever is shorter. No depreciation/amortisation is provided for assets in progress.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

### (h) 投資物業

投資物業指持作賺取租金或資本增值或二者兼具之物業。投資物業包括根據經營租賃持有之土地及根據融資租賃持有之樓宇。根據經營租賃持有之土地倘符合投資物業之定義，將被歸類為及列作投資物業。

### (h) Investment properties

Investment properties are properties that are held to earn rentals or for capital appreciation or both. They comprise land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the definition of investment property is met.

# 財務報表附註 | Notes to the Financial Statements

投資物業初步按成本（包括有關交易成本）計量。於初步確認後，投資物業乃按公平值列賬，而公平值之變動則於損益中確認。用以釐定投資物業公平值之方法載於本財務報表附註6。

Investment properties are measured initially at costs, including related transaction costs. After initial recognition, investment properties are carried at fair values, with changes in fair values recognised in the profit or loss. The methods used to determine the fair values of the investment properties are set out in note 6 to the financial statements.

後續支出僅會在與項目有關之未來經濟利益很可能會流向本集團，而該項目的成本能可靠地計量之情況下，方會計入資產之賬面值。所有其他維修及保養費用均於綜合全面收益表中列作開支。

Subsequent expenditure on an investment property is included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the consolidated statement of comprehensive income.

倘一項投資物業成為自用物業，則須重新分類為物業、機器及設備，其於重新分類當日之公平值則作為成本記賬。

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment and its fair value at the date of reclassification becomes its cost for accounting purposes.

倘一項自用物業因改變用途而成為投資物業，該項物業之賬面值與於轉撥當日之公平值之差額確認為資產重估儲備之變動。然而，倘公平值收益可抵銷過往減值虧損，則該收益乃於損益中確認。

If an owner-occupied property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised as a movement in the asset revaluation reserve. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the profit or loss.

### (i) 租賃

### (i) Leases

(i) 經營租賃

(i) Operating leases

如租賃中出租人保留了大體上所有與資產所有權相關之報酬及風險，該等租賃即列作經營租賃。經營租賃支付之款額（包括持作自用之土地租金），在扣除出租人提供之任何激勵措施後，於租賃期內以直線法在損益內列作支出。

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases, including lease premium for land held for own use, net of any incentives received from the lessor are charged to the profit or loss on a straight-line basis over the lease periods.

(ii) 融資租賃

(ii) Finance leases

如於資產租賃中本集團擁有大體上所有與資產所有權相關之報酬及風險，該等租賃即歸類為融資租賃。融資租賃乃按租賃開始時之租賃物業之公平值，或最低付款之現值之較低者，予以資本化。按融資租賃購入之投資物業以公平值列賬。

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Investment properties acquired under finance leases are carried at their fair value.

# 財務報表附註 | Notes to the Financial Statements

### (j) 無形資產

(i) 商譽

收購附屬公司及聯營公司所產生之商譽，指收購成本超逾本集團所收購之可識別資產、負債及或有負債之公平值之數額。商譽按成本減累積減值虧損列賬。

收購附屬公司所產生之商譽分配至現金產生單位，並於綜合資產負債表內列作無形資產。購入聯營公司所產生之商譽計入有關聯營公司之賬面值。

商譽須至少每年進行一次減值測試，並按成本減累積減值虧損列賬。出售一間企業之損益包括與該售出企業有關之商譽之賬面值。

(ii) 出版產權

有確定使用年期之出版產權乃按成本減累積攤銷及累積減值虧損列賬。攤銷乃以直線法計算，將該等出版產權之成本於其估計可使用年期內分攤。

無固定使用年期之出版產權須至少每年進行一次減值測試，並按成本減累積減值虧損列賬。

於過往年度已經全數攤銷之出版產權未予重列，並按零賬面值計入財務報表。

(iii) 軟件成本

電腦軟件使用權按其購入價及預備該等資產作既定用途之直接成本予以資本化。

保持電腦軟件程式之成本於產生時確認為開支。直接歸屬本集團控制之可識別及獨特軟件產品之設計及測試之開發成本，倘符合以下規範，便可確認為無形資產：

- 技術上可完成軟件產品令其於未來可被利用；
- 管理層有意完成軟件產品及加以使用或將其出售；
- 有能力使用或銷售該軟件產品；

### (j) Intangible assets

(i) Goodwill

Goodwill arising on the acquisition of subsidiaries and associates represents the excess of cost of the acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is stated at cost less accumulated impairment losses.

Goodwill acquired in relation to subsidiaries is allocated to cash-generating units and is presented as an intangible asset in the consolidated balance sheet. Goodwill acquired in relation to associates is included in the carrying amounts of the associates.

Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) Publishing titles

Publishing titles with a finite useful life are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the publishing titles over their estimated useful lives.

Publishing titles with an indefinite useful life are tested at least annually for impairment. They are stated at cost less accumulated impairment losses.

Publishing titles that have been fully amortised in prior years have not been restated. They are included in the financial statements at zero carrying amounts.

(iii) Software cost

Computer software licences are capitalised based on their purchase price and direct cost of preparing the assets for their intended use.

Costs associated with maintaining computer software programmes are recognised as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognised as intangible assets when the following criteria are met:

- it is technically feasible to complete the software product so that it will be available for use;
- management intends to complete the software product and use or sell it;
- there is an ability to use or sell the software product;

# 財務報表附註 | Notes to the Financial Statements

- 可證明該軟件產品如何在未來產生可能之經濟利益；
- 有完成開發、使用或銷售該軟件產品之足夠技術、財力及其他資源；及
- 能可靠計量開發軟件產品過程中之開支。

予以資本化為軟件產品一部份之直接成本包括開發軟件之員工成本和適當比例之有關間接費用。

不符合該等規範之其他開發開支於產生時確認為開支。先前確認為開支之開發成本不會在後續期間確認為資產。

確認為資產之軟件成本乃於其估計可使用年期(介乎五年至七年)按直線法攤銷。

- it can be demonstrated how the software product will generate probable future economic benefits;
- adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
- the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalised as part of the software product include the software development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Software costs recognised as assets are amortised using the straight-line method over their estimated useful lives ranging from five to seven years.

**(k) 資產減值**

無固定年期之無形資產須至少每年作一次減值測試。有確定年期之無形資產及其他物業、機器及設備則須於事故或情況變動顯示賬面值可能不可收回時作減值測試。此等跡象出現時，本集團將估算有關資產之可收回金額，並於適當情況下確認減值虧損，以將資產賬面值減至其可收回金額。此等減值虧損會在損益中確認，惟倘物業、機器及設備已被重估，且減值虧損不超過資產重估儲備之餘額，在此情況下，減值虧損會於資產重估儲備內確認為減項。

**(k) Impairment of assets**

Intangible assets that have an indefinite life are tested at least annually for impairment. Intangible assets with a finite life and other property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the assets is estimated and where relevant, an impairment loss is recognised to reduce the carrying amount of the assets to their recoverable amount. Such impairment losses are recognised in the profit or loss except where an item of property, plant and equipment has been revalued and the impairment loss does not exceed the balance in the asset revaluation reserve, in which case the impairment loss is recognised as a reduction in the asset revaluation reserve.

**(l) 金融資產**

本集團將其金融資產劃分為以下類別：貸款及應收賬款以及可供出售。分類視乎收購金融資產的目的而定。管理層於初步確認時釐定金融資產的分類。

(i) 貸款及應收賬款

貸款及應收賬款是有固定或可釐定付款額而沒有在活躍市場上報價的非衍生金融資產。本集團的貸款及應收賬款包括資產負債表內的「應收款項」及「現金及現金等值」。

**(l) Financial assets**

The group classifies its financial assets in either one of the following categories: loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Group's loans and receivables comprise 'accounts receivables' and 'cash and cash equivalents' in the balance sheet.

# 財務報表附註 | Notes to the Financial Statements

應收款項是指於日常業務過程中就出售商品或提供服務而應收客戶的款項。倘應收款項預期可於一年或一年以內（或若更長，則在業務的正常經營週期內）收回，此等應收款項分類為流動資產，否則列為非流動資產。

Accounts receivable are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of accounts receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

應收款項初步以公平值確認，之後採用實際利息法，按經攤銷成本減減值撥備計算。

Accounts receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

現金及現金等值包括手頭現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資。採用實際利息法計量的銀行存款之利息收入於綜合全面收益表內確認，列作部份財務收入。

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less. Interest income on bank deposits calculated using the effective interest method is recognised in the consolidated statement of comprehensive income as part of finance income.

(ii) 可供出售之金融資產

(ii) Available-for-sale financial assets

可供出售之金融資產乃指定為此類或未劃分為任何其他類別之權益或債務工具之投資。

Available-for-sale financial assets are investments in equity and debt instruments that are either designated in this category or not classified in any of the other categories.

可供出售之金融資產之買賣於交易日（即本集團承諾買或賣該等資產之日）確認。該等資產初步按公平值加交易成本確認，之後於各結算日按公平值列賬。可供出售之金融資產之公平值變動於其他全面收益中確認。

Purchases and sales of available-for-sale financial assets are recognised on the trade-date - the date on which the Group commits to purchase or sell the asset. They are initially recognised at fair value plus transaction costs and subsequently carried at fair value at each balance sheet date. Changes in the fair value of available-for-sale financial assets are recognised in other comprehensive income.

當可供出售之金融資產隨後被出售或出現減值時，於權益中確認之累積公平值調整計入損益，列作「可供出售之金融資產之損益」。

When available-for-sale financial assets are subsequently sold or impaired, the accumulated fair value adjustments recognised in equity are included in the profit or loss as 'gains and losses from available-for-sale financial assets'.

來自可供出售之股本工具之股息於本集團收取款項之權利確定時，在綜合全面收益表確認為其他收入。採用實際利息法計算的可供出售證券之利息，於綜合全面收益表確認為財務收入。

Dividends on available-for-sale equity instruments are recognised in the consolidated statement of comprehensive income as part of other income when the group's right to receive payments is established. Interest on available-for-sale securities calculated using the effective interest method is recognised in the consolidated statement of comprehensive income as part of finance income.

# 財務報表附註 | Notes to the Financial Statements

金融資產減值

(i) 按經攤銷成本列賬之資產

本集團於各報告期末均會評估本集團是否無法按應收款項原有條款收回所有到期金額之客觀證據。倘出現任何此等跡象，本集團會確認減值撥備。撥備之金額乃資產之賬面值與以原實際利率折算預期未來現金流量現值之差額。減值虧損於損益中確認。

後續期間，倘減值虧損之數額減少，而減少之原因客觀上與減值虧損確認後所發生之事件（如債務人信貸評級有所改善）有關，則先前確認之減值虧損予以撥回，並於損益中確認。

(ii) 分類為可供出售之資產

本集團於各結算日均會評估可供出售之金融資產有否出現減值之客觀證據。倘出現任何此等跡象，其累積虧損（以收購成本與當時公平值之差額，減該金融資產先前在損益中確認之任何減值虧損計算）將自投資重估儲備刪除，並於損益內確認。已於損益中確認之股本工具減值虧損不會從損益中撥回。後續期間，倘分類為可供出售之債務工具之公平值增加，而增加之原因客觀上與減值虧損於損益中確認後所發生之事件有關，則減值虧損透過損益撥回。

**(m) 存貨**

存貨按成本與可變現淨值兩者中之較低者列賬。存貨成本乃按加權平均成本值入賬，而在製品及製成品之成本值包括直接物料、直接勞工及按適當比例計算之間接費用。可變現淨值乃根據估計售價減除任何完成及出售產品時所產生之估計成本計算。

Impairment of financial assets

(i) Assets carried at amortised cost

The group assesses at the end of each reporting period whether there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. When such evidence exists, an allowance for impairment is established. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairment loss is recognised in the profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the reversal of the previously recognised impairment loss is recognised in the profit or loss.

(ii) Assets classified as available for sale

The Group assesses at the each balance sheet date whether there is objective evidence that the available-for-sale financial assets are impaired. If any such evidence exists, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from investment revaluation reserve and recognised in the profit or loss. Impairment losses recognised in the profit or loss on equity instruments are not reversed through the profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the profit or loss.

**(m) Inventories**

Inventories are stated at the lower of cost and net realisable value. Costs of inventories are stated at weighted average cost and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling price less any estimated costs to be incurred to completion and disposal.

# 財務報表附註 | Notes to the Financial Statements

### (n) 股本

普通股歸類為權益。已發行及實收股份之面值於股本賬中確認。發行新股份所得款項（扣除發行新股份直接產生之遞增成本後）超逾所發行股份面值之金額，於股份溢價賬確認。

### (n) Share capital

Ordinary shares are classified as equity. The par value of the shares issued and fully paid is recognised in the share capital account. Any excess of proceeds from a new issue of shares (net of any incremental costs directly attributable to the new issue) over the par value of the shares issued is recognised in the share premium account.

### (o) 應付款項

應付款項是於日常業務過程中就獲得供應商提供商品或服務作出付款的責任。倘應付款項到期日為一年或一年以內（或若更長，則在業務的正常經營週期內），此等應付款項分類為流動負債，否則列為非流動負債。

應付款項初步以公平值確認，之後採用實際利息法按經攤銷成本計算。

### (o) Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

### (p) 撥備及或有負債

當本集團因過往事項致使現時負有法律責任或推定性責任，並很可能須撥出資源解除該責任，且能就該數額作出可靠之估計時，須作出撥備。

或有負債乃因過往事項而產生之可能責任，其存在僅會就不能由本集團完全控制之一項或多項不能確定之未來事項發生或不發生時予以證實。或有負債亦可能是因過往事項而產生之現有責任，但因為該責任不大可能會導致經濟資源流出，或該責任之金額無法可靠地估計而未有確認。

或有負債未予確認，但須於財務報表附註內披露。當資源流出之可能性發生變化，致使資源很可能流出時，則將其確認為一項撥備。

### (p) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

A contingent liabilities is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

# 財務報表附註 | Notes to the Financial Statements

**(q) 僱員利益**

(i) 僱員退休計劃

本集團為其僱員設有四項員工退休計劃，包括界定利益退休金計劃（「界定利益計劃」）、定額供款退休金計劃（「定額供款計劃」）、強制性公積金（「強積金」）及補足計劃。該等計劃之資產由獨立管理信託基金持有，與本集團之資產分開。該等退休計劃之資金一般來自僱員及有關集團公司款項。

定額供款計劃、強積金及補足計劃之供款乃於產生時於綜合全面收益表中扣除。就定額供款計劃及補足計劃而言，若僱員在全部供款歸屬前退出計劃，其所放棄之供款可用作減少本集團在綜合全面收益表中需要扣除之款項。

本集團支付界定利益計劃之供款乃根據獨立合資格精算師之定期建議釐訂。退休金成本乃按預期累積單位法評估：即退休金成本按精算師對計劃作出全面評估後之建議，令有關成本定時於僱員之服務年期內在綜合全面收益表中分攤。退休金責任之金額乃參照與有關責任之年期相若之政府證券市場收益率，將估計未來現金流出金額折現而得出之現值。精算收益及損失於僱員之平均尚餘服務年期內在綜合全面收益表確認。過去服務成本於有關利益歸屬前之平均期間內以直線法確認為支出。

(ii) 以股權支付薪酬

本公司設有一項購股權計劃，此乃本集團薪酬政策之一部份。該計劃根據本集團業績及員工個別表現釐訂報酬。以授出購股權換取之僱員服務以公平值於綜合全面收益表確認為開支，並計入股權支付僱員酬金儲備。於歸屬期內須予列作開支之總金額乃參照已授出之購股權在計及歸屬條件後得出之公平值釐定。於各結算日，本集團均會修訂其預期將予歸屬之購股權數目，而有關修訂之影響，則會在損益中反映，並在股權支付僱員酬金儲備作出相應調整。

當購股權獲行使時，所收取之款項（經扣除任何直接與購股權相關的交易成本後）均計入股本及股份溢價中。

**(q) Employee benefits**

(i) Employee retirement schemes

The Group operates four staff retirement schemes comprising a defined benefit pension ("DB") scheme, a defined contribution pension ("DC") scheme, a Mandatory Provident Fund ("MPF") and a Top-up ("Top-up") scheme for its employees, the assets of which are held separately from those of the Group in independently administered funds. The retirement schemes are generally funded by payments from employees and by the relevant Group companies.

Contributions to the DC, MPF and Top-up schemes are charged to the consolidated statement of comprehensive income as incurred. For the DC and Top-up schemes, the amounts charged to the consolidated statement of comprehensive income may be reduced by contributions forfeited by employees who leave these schemes prior to vesting fully in the contributions.

The Group's contributions to the DB scheme are made based on the periodic recommendations of independent qualified actuaries. Pension cost are assessed using the projected unit credit method: the cost of providing pensions is charged to the consolidated statement of comprehensive income so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans. The pension obligation is measured as the present value of the estimated future cash outflows by reference to market yields of Government securities which have similar terms as the related liabilities. Actuarial gains and losses are recognised in the consolidated statement of comprehensive income over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

(ii) Share-based compensation

The Company has a share option scheme which is a part of remuneration policy with rewards determined based upon the performance of the Group and individual employees. The fair value of the employee services received in exchange for the grant of options is recognised as an expense in the consolidated statement of comprehensive income and credited to the employee share-based compensation reserve. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, taking into account the vesting conditions. At each balance sheet date, the Group revises its estimates of the number of options that are expected to be vested, and the impact taken to the profit or loss, and corresponding adjustment to the employee share-based compensation reserve.

The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

# 財務報表附註 | Notes to the Financial Statements

### (r) 現期及遞延所得税

所得税開支指釐定年內盈利或虧損時所計入之現期税項及遞延税項之總額。

本期之税項開支包括現期税項及遞延税項。税項乃於損益內確認，惟與其他全面收益內或直接於權益內確認的項目有關的税項則除外。在此情況下，税項亦分別於其他全面收益或直接於權益內確認。

現期所得税開支根據本公司附屬公司及聯營公司經營業務及產生應課税收入的國家於結算日已頒佈或基本上已頒佈的税法計算。管理層對適用税項法規作出詮釋所規限的情況下定期評估報税表的税務狀況，並在恰當時按預期向税務機關繳納的金額為基準設定撥備。

遞延所得税採用負債法，就資產及負債之税基與其在本綜合財務報表之賬面值兩者之暫時差異作確認。遞延所得税採用結算日前已頒佈或基本上已頒佈、並預期於相關遞延所得税資產變現或遞延所得税負債結算時適用之税率（及税法）釐定。

遞延所得税資產，僅在將來很可能有應課税盈利以供暫時差異利用時方予確認。

本集團須就附屬公司及聯營公司投資所產生之暫時差異計提遞延所得税，但若本集團控制暫時差異撥回之時間，而且在可預見之未來該等暫時差異很可能不會撥回者則除外。

倘現時存在一項可依法强制執行的權利以現期税項資產抵銷現期税項負債，且當遞延所得税資產及負債涉及同一個税務機關就應課税實體或有意以淨值基準償還結餘之不同應課税實體而徵收税項之收入，則遞延所得税資產及負債可予抵銷。

### (s) 股息分派

分派予本公司股東之股息乃於股息獲本公司股東批准之期間於本集團財務報表中確認為負債。

### (r) Current and deferred income tax

Income tax expense is the aggregate amount included in the determination of profit or loss for the year in respect of current tax and deferred tax.

The tax expense for the period comprises current and deferred tax. Tax is recognised in the profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company's subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

### (s) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

# 財務報表附註 | Notes to the Financial Statements

## 3. 估計不確定因素之主要來源

涉及日後之主要假設，及於結算日估計不確定因素之其他主要來源（彼等均擁有導致下個財務年度之資產及負債之賬面值出現大幅調整之重大風險）闡述如下。

### 界定利益計劃之資產

確定界定利益計劃之資產之賬面值需要根據折現率、計劃資產之回報率以及未來薪金增長率作出精算假設。該等假設之變化可能導致對資產負債表賬面值作出大幅調整之重大風險。該等精算假設之詳情載於本財務報表附註26(a)。

### 投資物業之公平值

投資物業乃根據香港測量師學會所發表之「物業估值之估值準則」進行估值。估值每年由合資格估值師考慮多方面資料而作出檢討，包括：

(i) 相關市場上現時可作比較之銷售交易；及

(ii) 現有租賃產生之租金收入並適當考慮續租之潛在收入調升。

本集團投資物業採納之估值方法詳情披露於財務報表附註6。

## 4. 收益及分部資料

主要經營決策者確定為本集團董事總經理及行政總裁。彼審閱本集團之內部報告以評估表現及分配資源。管理層已根據此等報告釐定營運分部。

## 3. Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

### Defined benefit plan's assets

Determining the carrying amount of defined benefit plan's assets requires actuarial assumptions made in respect of discount rate, rate of return on plan assets and rate of future salary increases. Changes to these assumptions could have a significant risk of causing a material adjustment to the carrying amount in the balance sheet. Details of these actuarial assumptions are set out in note 26(a) to the financial statements.

### Fair value of investment properties

The valuation of investment properties is performed in accordance with the "Valuation Standards on Valuation of Properties" published by the Hong Kong Institute of Surveyors. The valuation is reviewed annually by qualified valuers by considering the information from a variety of sources including:

(i) comparable sales transactions as available in the relevant market; and

(ii) rental income derived from the existing tenancies with due provision for any reversionary income potential.

Details of the valuation approach adopted for the Group's investment properties are disclosed in Note 6 to the financial statements.

## 4. Revenue and segment information

The chief operating decision-maker has been identified as the Managing Director and Chief Executive Officer of the Group. She reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

# 財務報表附註 | Notes to the Financial Statements

本集團之五個可報告分部為：報章、雜誌、物業、音樂出版及錄像及影片後期製作。報章分部從事出版*《南華早報》*、*《星期日南華早報》*及其他相關印刷及電子刊物。其收益主要來自廣告及報章銷售。雜誌分部從事出版多本中文雜誌及相關印刷及電子刊物。其收益來自廣告及雜誌銷售。物業分部在香港擁有多項商業及工業物業，其亦擁有戶外廣告牌。物業分部透過出租其物業及廣告牌獲得收益。音樂出版分部之收益來自出售音樂錄像及聲音光碟以及其音樂版權。錄像及影片後期製作分部從事為電影、電視商業廣告及企業錄像提供後期製作服務。於截至二零零八年十二月三十一日止年度，本集團已出售其於音樂出版業務以及錄像及影片後期製作業務之所有權益，因此該等業務列作已終止經營業務。

The Group has five reportable segments: newspaper, magazine, property, music publishing and video and film post-production. Newspaper segment is engaged in the publication of *South China Morning Post*, *Sunday Morning Post* and other related print and digital publications. It derives its revenue mainly from advertising and sales of newspapers. Magazine segment is engaged in the publication of various magazines in Chinese language and related print and digital publications. Its revenue is derived from advertising and sales of magazines. Property segment holds various commercial and industrial properties in Hong Kong. It also owns advertising billboards for outdoor advertising. It derives revenue through leasing out its properties and billboards. Music publishing segment derives its revenues from the sale of music video and audio discs and its music publishing rights. Video and film post-production segment is engaged in the provision of post-production services for movies, TV commercials and corporate videos. During the year ended 31 December 2008, the Group has disposed of its entire interest in the music publishing and video and film post-production businesses and they have been presented as discontinued operations.

主要經營決策者根據多項標準包括未計利息、稅項、折舊及攤銷之盈利(EBITDA)及除稅後損益衡量營運分部之表現。本集團認為，除稅後損益之計量原則與計量本集團之財務報表之相應金額最為一致。因此，除稅後損益用作報告分部之損益。

The chief operating decision-maker assesses the performance of the operating segments based on a number of measures, including earnings before interest, tax, depreciation and amortisation (EBITDA) and profit or loss after tax. The Group considers that the measurement principles for profit or loss after tax are most consistent with those used in measuring the corresponding amounts in the Group's financial statements. Hence, profit or loss after tax is used for reporting segment profit or loss.

營運分部之會計政策與重要會計政策概要所述者相同，惟下列除外：(i)於聯營公司損益之權益根據分部損益所收或應收之股息入賬，而該等權益於本集團之綜合財務報表以權益法入賬，(ii)於聯營公司之投資於分部資產按成本減累計減值虧損計量，而該等投資於本集團之綜合財務報表按權益法入賬及(iii)雜誌之分部資產包括一項按可收回金額計量之出版產權。因為該出版產權乃由本集團內部產生，該出版產權並未於綜合財務報表確認。

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that: (i) interest in the profit or loss of associates is accounted for on the basis of dividend received or receivable in segment profit or loss while such interest is accounted for under the equity method in the Group's consolidated financial statements, (ii) investment in associates is measured at cost less accumulated impairment losses in segment assets while such investment is accounted for under the equity method in the Group's consolidated financial statements and (iii) the segment asset for Magazine includes a publishing title measured at recoverable amount. Such publishing title has not been recognised in the consolidated financial statements as the publishing title was internally generated by the Group.

本集團之可報告分部乃提供不同產品及服務之策略性業務單位。由於各業務要求不同之市場推廣策略，各可報告分部乃個別管理。可報告分部之間之交易按與第三者交易之基準列賬。

The Group's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies. Transactions between reportable segments are accounted for on arm's length basis.

# 財務報表附註 | Notes to the Financial Statements

營業額包括來自本集團所有可報告分部(包括報章、雜誌、物業、音樂出版以及錄像及影片後期製作分部)之收益以及對本集團之收益及損益之貢獻低於個別披露之門檻金額之所有其他分部收益。截至二零零九年及二零零八年十二月三十一日止年度之營業額分別為740,667,000港元及1,045,302,000港元。

Turnover consists of revenue from all of the Group's reportable segments, which comprise newspaper, magazine, property, music publishing and video and film post-production segments, as well as other segments whose contributions to the Group's revenue and profit or loss are below the quantitative threshold for separate disclosures. The turnover for the year ended 31 December 2009 and 2008 were HK$740,667,000 and HK$1,045,302,000 respectively.

來自報章、雜誌及其他刊物之收益包括自與第三方交換貨物或服務產生之收益7,859,000港元(二零零八年:7,654,000港元)。

Revenue from newspapers, magazines and other publications included revenue of HK$7,859,000 (2008: HK$7,654,000) arising from exchanges of goods or services with third parties.

本集團大體上所有業務均以香港為基地,而根據可報告分部劃分之分部資料如下:

Substantially all the activities of the Group are based in Hong Kong and below is segment information by reportable segments:

### (a) 可報告分部損益

### (a) Reportable segment profit or loss

| | 持續經營業務 Continuing operations | | | | | 已終止經營業務 Discontinued operations | | | |
|---|---|---|---|---|---|---|---|---|---|
| 截至二零零九年十二月三十一日止年度 For the year ended 31 December 2009 | 報章 Newspaper 港幣千元 HK$'000 | 雜誌 Magazine 港幣千元 HK$'000 | 物業 Property 港幣千元 HK$'000 | 所有其他 All other 港幣千元 HK$'000 | 持續經營業務總計 Total from continuing operations 港幣千元 HK$'000 | 音樂出版 Music publishing 港幣千元 HK$'000 | 錄像及影片後期製作 Video and film post-production 港幣千元 HK$'000 | 已終止經營業務總計 Total from discontinued operations 港幣千元 HK$'000 | 總計 Total 港幣千元 HK$'000 |
| **分部總收益 Total segment revenue** | **590,969** | **134,085** | **24,428** | **129** | **749,611** | **-** | **-** | **-** | **749,611** |
| **分部間之收益 Inter-segment revenue** | **(445)** | **(8,499)** | **-** | **-** | **(8,944)** | **-** | **-** | **-** | **(8,944)** |
| **外界客戶之收益 Revenue from external customers** | **590,524** | **125,586** | **24,428** | **129** | **740,667** | **-** | **-** | **-** | **740,667** |
| **財務收入 Finance income** | **233** | **88** | **-** | **792** | **1,113** | **-** | **-** | **-** | **1,113** |
| **折舊及攤銷 Depreciation and amortisation** | **(53,552)** | **(1,457)** | **(1,753)** | **-** | **(56,762)** | **-** | **-** | **-** | **(56,762)** |
| **所得稅 Income tax** | **(3,714)** | **(6,515)** | **(24,584)** | **-** | **(34,813)** | **-** | **-** | **-** | **(34,813)** |
| **可報告分部盈利 Reportable segment profit** | **21,292** | **677** | **126,715** | **4,225** | **152,909** | **-** | **-** | **-** | **152,909** |
| 截至二零零八年十二月三十一日止年度 For the year ended 31 December 2008 | | | | | | | | | |
| 分部總收益 Total segment revenue | 851,431 | 160,348 | 27,667 | 4,629 | 1,044,075 | 2,275 | 5,254 | 7,529 | 1,051,604 |
| 分部間之收益 Inter-segment revenue | (151) | (5,851) | (200) | (99) | (6,301) | - | (1) | (1) | (6,302) |
| 外界客戶之收益 Revenue from external customers | 851,280 | 154,497 | 27,467 | 4,530 | 1,037,774 | 2,275 | 5,253 | 7,528 | 1,045,302 |
| 財務收入 Finance income | 2,533 | 584 | - | 78 | 3,195 | - | 7 | 7 | 3,202 |
| 財務費用 Finance cost | - | (1,054) | - | - | (1,054) | - | - | - | (1,054) |
| 折舊及攤銷 Depreciation and amortisation | (52,060) | (1,510) | (237) | - | (53,807) | (6) | (56) | (62) | (53,869) |
| 所得稅 Income tax | (27,200) | (8,132) | 13,776 | (1) | (21,557) | - | - | - | (21,557) |
| 可報告分部盈利/(虧損) Reportable segment profit/(loss) | 161,953 | 14,224 | (44,720) | 2,817 | 134,274 | 48,358 | 3,055 | 51,413 | 185,687 |

# 財務報表附註 | Notes to the Financial Statements

(b) 可報告分部資料

(b) Reportable segment information

| 截至二零零九年十二月三十一日止年度 For the year ended 31 December 2009 | 持續經營業務 Continuing operations | | | | | 已終止經營業務 Discontinued operations | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 報章 Newspaper 港幣千元 HK$'000 | 雜誌 Magazine 港幣千元 HK$'000 | 物業 Property 港幣千元 HK$'000 | 所有其他 All other 港幣千元 HK$'000 | 持續經營業務總計 Total from continuing operations 港幣千元 HK$'000 | 音樂出版 Music publishing 港幣千元 HK$'000 | 錄像及影片後期製作 Video and film post-production 港幣千元 HK$'000 | 已終止經營業務總計 Total from discontinued operations 港幣千元 HK$'000 | 總計 Total 港幣千元 HK$'000 |
| **聯營公司之權益 Interests in associates** | **66,491** | **-** | **-** | **6,654** | **73,145** | **-** | **-** | **-** | **73,145** |
| **資本開支 Capital expenditure** | **20,550** | **931** | **13,544** | **-** | **35,025** | **-** | **-** | **-** | **35,025** |
| **於二零零九年十二月三十一日之可報告分部資產 Reportable segment assets as at 31 December 2009** | **948,878** | **119,561** | **1,139,019** | **210,587** | **2,418,045** | **-** | **-** | **-** | **2,418,045** |
| 截至二零零八年十二月三十一日止年度 For the year ended 31 December 2008 | | | | | | | | | |
| 聯營公司之權益 Interests in associates | 66,308 | - | - | 6,654 | 72,962 | - | - | - | 72,962 |
| 資本開支 Capital expenditure | 16,101 | 1,499 | 150 | - | 17,750 | - | 35 | 35 | 17,785 |
| 於二零零八年十二月三十一日之可報告分部資產 Reportable segment assets as at 31 December 2008 | 1,053,662 | 131,985 | 989,940 | 118,689 | 2,294,276 | - | - | - | 2,294,276 |

# 財務報表附註 | Notes to the Financial Statements

**(c) 可報告分部損益與全年盈利對賬表**

**(c) Reconciliation of reportable segment profit or loss to profit for the year**

| | 截至十二月三十一日止年度 For the year ended 31 December | |
|---|---|---|
| | **2009** | 2008 |
| | **港幣千元** | 港幣千元 |
| | **HK$'000** | HK$'000 |
| 持續經營業務 Continuing operations: | | |
| 可報告分部盈利 Profit for reportable segments | **148,684** | 131,457 |
| 所有其他分部盈利 Profit for all other segments | **4,225** | 2,817 |
| | **152,909** | 134,274 |
| 對賬項目 Reconciling items: | | |
| 根據權益會計法應佔聯營公司(虧損)/盈利 Share of (losses)/profits of associates under equity method of accounting | **(3,434)** | 1,187 |
| 收取聯營公司股息 Dividend received from associates | **(1,401)** | (1,559) |
| | **(4,835)** | (372) |
| 持續經營業務盈利 Profit from continuing operations | **148,074** | 133,902 |
| 已終止經營業務 Discontinued operations: | | |
| 可報告分部盈利 Profit for reportable segments | - | 51,413 |
| 全年盈利 Profit for the year | **148,074** | 185,315 |

**(d) 可報告分部資產與總資產對賬表**

**(d) Reconciliation of reportable segment assets to total assets**

| | 截至十二月三十一日止年度 For the year ended 31 December | |
|---|---|---|
| | **2009** | 2008 |
| | **港幣千元** | 港幣千元 |
| | **HK$'000** | HK$'000 |
| 所有可報告分部資產 Assets for all reportable segments | **2,207,458** | 2,175,587 |
| 所有其他分部資產 Assets for all other segments | **210,587** | 118,689 |
| | **2,418,045** | 2,294,276 |
| 對賬項目 Reconciling items: | | |
| 根據成本減累計減值虧損計入聯營公司之權益 Interests in associates at cost less accumulated impairment losses | **(73,145)** | (72,962) |
| 根據權益會計法所得聯營公司之權益 Interests in associates under equity method of accounting | **46,451** | 53,334 |
| 抵銷內部產生之出版產權 Elimination of an internally generated publishing title | **(7,000)** | (7,000) |
| | **(33,694)** | (26,628) |
| 總資產Total assets | **2,384,351** | 2,267,648 |

# 財務報表附註 | Notes to the Financial Statements

## 5. 物業、機器及設備 5. Property, plant and equipment

| | 集團 Group | | | |
|---|---|---|---|---|
| | 租賃樓宇 Leasehold buildings 港幣千元 HK$'000 | 其他固定資產 Other fixed assets 港幣千元 HK$'000 | 在建資產 Assets in progress 港幣千元 HK$'000 | 總計 Total 港幣千元 HK$'000 |
| 於二零零八年一月一日 At 1 January 2008 | | | | |
| 成本或估值 Cost or valuation | 308,868 | 1,028,684 | 2,249 | 1,339,801 |
| 累積折舊及減值虧損 Accumulated depreciation and impairment losses | (87,511) | (718,083) | (53) | (805,647) |
| 於二零零八年一月一日之賬面淨值 Net book value at 1 January 2008 | 221,357 | 310,601 | 2,196 | 534,154 |
| 於二零零八年一月一日之賬面淨值 Net book value at 1 January 2008 | 221,357 | 310,601 | 2,196 | 534,154 |
| 添置 Additions | - | 8,717 | 7,086 | 15,803 |
| 出售 Disposals | - | (66) | - | (66) |
| 出售附屬公司 Disposal of subsidiaries | - | (517) | - | (517) |
| 轉撥 Transfer | - | 5,390 | (5,390) | - |
| 重新分類至投資物業 Reclassification to investment properties | (1,530) | - | - | (1,530) |
| 折舊 Depreciation | (6,427) | (38,891) | - | (45,318) |
| 匯兌差異 Translation differences | - | 54 | - | 54 |
| 於二零零八年十二月三十一日之賬面淨值 Net book value at 31 December 2008 | 213,400 | 285,288 | 3,892 | 502,580 |
| 於二零零八年十二月三十一日 At 31 December 2008 | | | | |
| 成本或估值 Cost or valuation | 299,411 | 883,594 | 3,892 | 1,186,897 |
| 累積折舊及減值虧損 Accumulated depreciation and impairment losses | (86,011) | (598,306) | - | (684,317) |
| 於二零零八年十二月三十一日之賬面淨值 Net book value at 31 December 2008 | 213,400 | 285,288 | 3,892 | 502,580 |

# 財務報表附註 | Notes to the Financial Statements

| | 集團 Group | | | |
|---|---|---|---|---|
| | 租賃樓宇 Leasehold buildings 港幣千元 HK$'000 | 其他固定資產 Other fixed assets 港幣千元 HK$'000 | 在建資產 Assets in progress 港幣千元 HK$'000 | 總計 Total 港幣千元 HK$'000 |
| 於二零零九年一月一日 At 1 January 2009 | | | | |
| 成本或估值 Cost or valuation | 299,411 | 883,594 | 3,892 | 1,186,897 |
| 累積折舊及減值虧損 Accumulated depreciation and impairment losses | (86,011) | (598,306) | - | (684,317) |
| 於二零零九年一月一日之賬面淨值 Net book value at 1 January 2009 | 213,400 | 285,288 | 3,892 | 502,580 |
| 於二零零九年一月一日之賬面淨值 Net book value at 1 January 2009 | 213,400 | 285,288 | 3,892 | 502,580 |
| 添置 Additions | - | 16,160 | 15,280 | 31,440 |
| 出售 Disposals | - | (1,564) | (1,763) | (3,327) |
| 減值虧損 Impairment loss | - | (265) | - | (265) |
| 轉撥 Transfer | - | 16,137 | (16,137) | - |
| 來自投資物業重新分類 Reclassification from investment properties | 12,600 | - | - | 12,600 |
| 折舊 Depreciation | (6,758) | (40,621) | - | (47,379) |
| 匯兌差異 Translation differences | - | 8 | 4 | 12 |
| 於二零零九年十二月三十一日之賬面淨值 Net book value at 31 December 2009 | 219,242 | 275,143 | 1,276 | 495,661 |
| 於二零零九年十二月三十一日At 31 December 2009 | | | | |
| 成本或估值Cost or valuation | 312,011 | 879,817 | 1,276 | 1,193,104 |
| 累積折舊及減值虧損 Accumulated depreciation and impairment losses | (92,769) | (604,674) | - | (697,443) |
| 於二零零九年十二月三十一日之賬面淨值 Net book value at 31 December 2009 | 219,242 | 275,143 | 1,276 | 495,661 |

# 財務報表附註 | Notes to the Financial Statements

其他固定資產包括廠房及機器、電腦及辦公室設備以及租賃物業改善工程。

Other fixed assets include plant and machinery, computer and office equipment and leasehold improvements.

| | 集團 Group | | | |
|---|---|---|---|---|
| | 租賃樓宇 Leasehold buildings 港幣千元 HK$'000 | 其他固定資產 Other fixed assets 港幣千元 HK$'000 | 在建資產 Assets in progress 港幣千元 HK$'000 | 總計 Total 港幣千元 HK$'000 |
| 於二零零九年十二月三十一日之成本及估值分析：<br>Analysis of cost and valuation as at 31 December 2009: | | | | |
| 成本 At cost | **302,816** | **879,817** | **1,276** | **1,183,909** |
| 估值 — 一九九零年 At valuation - 1990 | **9,195** | **-** | **-** | **9,195** |
| | **312,011** | **879,817** | **1,276** | **1,193,104** |
| 於二零零八年十二月三十一日之成本及估值分析：<br>Analysis of cost and valuation as at 31 December 2008: | | | | |
| 成本 At cost | 290,216 | 883,594 | 3,892 | 1,177,702 |
| 估值 — 一九九零年 At valuation - 1990 | 9,195 | - | - | 9,195 |
| | 299,411 | 883,594 | 3,892 | 1,186,897 |

於一九九零年，本集團其中一項租賃樓宇由獨立專業估值師Knight Frank Kan & Baillieu以當時公開市場價值及現時用途重估，估值為9,195,000港元。本集團採納了香港會計準則第16號第80A段之豁免條文，對該等根據往年於財務報表中以重估後之重估值列賬之資產不作定期重估。倘若該租賃樓宇以成本值減去累積折舊，則該租賃樓宇之賬面值將以約1,907,000港元（二零零八年：2,254,000港元）列出。

One of the Group's leasehold buildings was revalued in 1990 by Knight Frank Kan & Baillieu, an independent professional valuer, at HK$9,195,000, being their open market value based on their existing use. No subsequent revaluation was carried out as the Group has adopted the exemption provision of paragraph 80A of HKAS 16, of not making regular revaluations by class of those assets stated at revalued amounts based on revaluations which were reflected in prior year's financial statements. Had such leasehold building been carried at cost less accumulated depreciation, the carrying value of such leasehold building would have been stated at approximately HK$1,907,000 (2008: HK$2,254,000).

# 財務報表附註 | Notes to the Financial Statements

## 6. 投資物業 / 6. Investment properties

| | 集團 Group 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
|---|---|---|
| 於一月一日 At 1 January | **986,100** | 1,040,100 |
| 添置 Additions | **81** | 150 |
| 重新分類（至）／來自租賃樓宇及土地租金 Reclassification (to)/from leasehold buildings and lease premium for land | **(113,000)** | 27,000 |
| 公平值收益／（虧損） Fair value gain/(loss) | **134,919** | (81,150) |
| 於十二月三十一日 At 31 December | **1,008,100** | 986,100 |

### 本集團所持投資物業詳情 / Particulars of investment properties held by the Group

| | 物業 Property | 類別 Type | 租期 Lease term |
|---|---|---|---|
| (i) | 香港中環夏慤道12號美國銀行中心20及21樓及4樓之21、22及23號泊車位<br>20th and 21st Floors and Car Parking Spaces Nos. 21, 22 and 23 on 4th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong | 辦公室及泊車位<br>Offices and car parking spaces | 長期 Long |
| (ii) | 香港九龍油塘高輝道7號高輝工業大廈B座地下<br>Ground Floor, Block B, Ko Fai Industrial Building, 7 Ko Fai Road, Yau Tong, Kowloon, Hong Kong | 工場單位<br>Workshop unit | 中期 Medium |
| (iii) | 香港新界坑口亞公灣清水灣道之清水灣錄影廠<br>Clear Water Bay Studio, Clear Water Bay Road, A Kung Wan, Hang Hau, New Territories, Hong Kong | 空置物業<br>Vacant property | 中期 Medium |
| (iv) | 香港北角屈臣道8號海景大廈C座8樓<br>8th Floor of Block C, Sea View Estate, 8 Watson Road, North Point, Hong Kong | 工業大廈<br>Industrial building | 中期 Medium |

# 財務報表附註 | Notes to the Financial Statements

該等投資物業已由獨立專業估值師戴德梁行有限公司(戴德梁行)進行估值。投資物業的估值乃根據香港測量師學頒佈的「有關物業估值的估值標準」進行,該標準將市值定義為由自願的買方與賣方,經雙方在彼此知情、審慎及並無被強逼情況下,以及進行適當之市場推廣後,在公平交易中就於估值日交換物業而應支付之估計款額。戴德梁行已參照相關市場之可比較銷售交易,或(如適用)將源自現有租約之租金收入資本化,並為有關物業租約期滿後之潛在收入作出適當調整,得出本集團之投資物業估值。

The investment properties were valued by DTZ Debenham Tie Leung Limited ("DTZ"), an independent professional valuer. The valuation of investment properties is performed in accordance with the "Valuation Standards on Valuation of Properties" published by the Hong Kong Institute of Surveyors, which defines market value as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties each acted knowledgeably, prudently and without compulsion". DTZ has derived the valuation of the Group's investment properties by making reference to comparable sales transactions as available in the relevant market or where appropriate, by capitalising the rental income derived from the existing tenancies with due provision for the reversionary income potential of the properties.

於截至二零零九年十二月三十一日止年度,綜合全面收益表已扣除由產生租金收入之投資物業引致之直接營運費用306,000港元(二零零八年:1,061,000港元),及由不產生租金收入之投資物業引致之直接營運費用3,698,000港元(二零零八年:3,740,000港元)。

For the year ended 31 December 2009, direct operating expenses of HK$306,000 (2008: HK$1,061,000) arising from investment properties that generated rental income and HK$3,698,000 (2008: HK$3,740,000) arising from investment properties that did not generate rental income were charged to the consolidated statement of comprehensive income.

於二零零九年十二月三十一日,本集團根據其投資物業之不可撤銷經營租賃之未來最低租賃應收款項總額如下:

As at 31 December 2009, the Group's total future minimum rental receivables under non-cancelable operating leases for its investment properties are as follows:

| | 集團 Group | |
|---|---|---|
| | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 |
| 不超過一年 Not later than one year | **17,950** | 14,751 |
| 超過一年但不超過五年 Later than one year but not later than five years | **7,597** | 13,267 |
| | **25,547** | 28,018 |

## 7. 土地租金

## 7. Lease premium for land

| | 集團 Group | |
|---|---|---|
| | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 |
| 於一月一日 At 1 January | **13,969** | 31,588 |
| 重估 Revaluation | **-** | 8,436 |
| 重新分類來自/(至)投資物業 Reclassification from/(to) investment properties | **100,400** | (25,470) |
| 攤銷 Amortisation | **(1,248)** | (585) |
| 於十二月三十一日 At 31 December | **113,121** | 13,969 |

# 財務報表附註 | Notes to the Financial Statements

本集團之租賃土地權益乃指預付經營租賃款項，其賬面淨值分析如下：

The Group's interests in leasehold land represent prepaid operating lease payment and their net book value are analysed as follows:

| | **2009** 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
|---|---|---|
| 於香港持有之物業：In Hong Kong held on: | | |
| 租期介乎十年至五十年 Leases of between 10 to 50 years | **113,121** | 13,969 |

## 8. 無形資產

## 8. Intangible assets

| | 集團 Group | | | | |
|---|---|---|---|---|---|
| | 出版產權 Publishing titles 港幣千元 HK$'000 | 軟件成本 Software costs 港幣千元 HK$'000 | 其他無形資產 Other intangible assets 港幣千元 HK$'000 | 在建資產 Assets in progress 港幣千元 HK$'000 | 總計 Total 港幣千元 HK$'000 |
| 於二零零八年一月一日 At 1 January 2008 | | | | | |
| 成本 Cost | 1,820,000 | 57,097 | - | 514 | 1,877,611 |
| 累積攤銷 Accumulated amortisation | (1,820,000) | (28,069) | - | - | (1,848,069) |
| 賬面淨值 Net book value | - | 29,028 | - | 514 | 29,542 |
| 於二零零八年一月一日之賬面淨值 Net book value at 1 January 2008 | - | 29,028 | - | 514 | 29,542 |
| 添置 Additions | - | 62 | - | 1,770 | 1,832 |
| 重新分類／轉撥 Reclassification/transfer | - | 1,158 | 1,320 | (1,158) | 1,320 |
| 攤銷 Amortisation | - | (7,645) | (321) | - | (7,966) |
| 匯兌差異 Translation differences | - | 2 | - | (1) | 1 |
| 於二零零八年十二月三十一日之賬面淨值 Net book value at 31 December 2008 | - | 22,605 | 999 | 1,125 | 24,729 |
| 於二零零八年十二月三十一日 At 31 December 2008 | | | | | |
| 成本 Cost | 1,820,000 | 58,317 | 1,320 | 1,125 | 1,880,762 |
| 累積攤銷 Accumulated amortisation | (1,820,000) | (35,712) | (321) | - | (1,856,033) |
| 賬面淨值 Net book value | - | 22,605 | 999 | 1,125 | 24,729 |

# 財務報表附註 | Notes to the Financial Statements

| | 集團 Group | | | | |
|---|---|---|---|---|---|
| | 出版產權 Publishing titles 港幣千元 HK$'000 | 軟件成本 Software costs 港幣千元 HK$'000 | 其他無形資產 Other intangible assets 港幣千元 HK$'000 | 在建資產 Assets in progress 港幣千元 HK$'000 | 總計 Total 港幣千元 HK$'000 |
| 於二零零九年一月一日 At 1 January 2009 | | | | | |
| 成本 Cost | 1,820,000 | 58,317 | 1,320 | 1,125 | 1,880,762 |
| 累積攤銷 Accumulated amortisation | (1,820,000) | (35,712) | (321) | - | (1,856,033) |
| 賬面淨值 Net book value | - | 22,605 | 999 | 1,125 | 24,729 |
| 於二零零九年一月一日之賬面淨值 Net book value at 1 January 2009 | - | 22,605 | 999 | 1,125 | 24,729 |
| 添置 Additions | - | 1,625 | - | 1,879 | 3,504 |
| 出售 Disposal | - | (178) | - | (776) | (954) |
| 重新分類／轉撥 Reclassification/transfer | - | 1,877 | - | (1,877) | - |
| 攤銷 Amortisation | - | (8,109) | (26) | - | (8,135) |
| 滙兑差異 Translation differences | - | 3 | - | 18 | 21 |
| 於二零零九年十二月三十一日之賬面淨值 Net book value at 31 December 2009 | - | 17,823 | 973 | 369 | 19,165 |
| 於二零零九年十二月三十一日 At 31 December 2009 | | | | | |
| 成本 Cost | 1,820,000 | 61,513 | 1,320 | 369 | 1,883,202 |
| 累積攤銷 Accumulated amortisation | (1,820,000) | (43,690) | (347) | - | (1,864,037) |
| 賬面淨值 Net book value | - | 17,823 | 973 | 369 | 19,165 |

## 9. 附屬公司之權益

## 9. Interests in subsidiaries

| | 公司 Company | |
|---|---|---|
| | 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
| 非上市股份成本值 Unlisted shares, at costs | - | - |
| 應收附屬公司賬款 Amounts due from subsidiaries | 1,353,528 | 1,384,747 |
| | 1,353,528 | 1,384,747 |

應收附屬公司賬款為無抵押，免息且非將於要求時償還。

The amounts due from subsidiaries are unsecured, interest-free and will not be demanded for repayment.

主要附屬公司之詳情載於財務報表附註32。

Details of the principal subsidiaries are set out in Note 32 to the financial statements.

# 財務報表附註 | Notes to the Financial Statements

## 10. 聯營公司之權益 10. Interests in associates

| | 集團 Group 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
|---|---|---|
| **聯營公司 Associates** | | |
| 應佔資產淨值(不包括商譽) Share of net assets other than goodwill: | | |
| 海外上市股份 Shares listed overseas | **38,231** | 42,673 |
| 非上市股份 Unlisted shares | **4,810** | 5,455 |
| | **43,041** | 48,128 |
| 商譽 Goodwill | **6,319** | 6,047 |
| 應付聯營公司款項 Amounts due to associates | **(2,909)** | (841) |
| | **46,451** | 53,334 |
| 所持一間於泰國上市聯營公司股份之公平值 Fair value of shares held in a listed associate in Thailand | **115,992** | 139,331 |

應付聯營公司款項為無抵押，免息且非將於要求時償還。

The amounts due to associates are unsecured, interest-free and will not be demanded for repayment.

本集團聯營公司之財務資料概要載列如下：

Summarised financial information in respect of the Group's associates is set out below:

| | 集團 Group 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
|---|---|---|
| 總資產 Total assets | **445,499** | 465,794 |
| 總負債 Total liabilities | **(254,302)** | (253,612) |
| 淨資產 Net assets | **191,197** | 212,182 |
| 本集團應佔聯營公司淨資產 Group's share of associates' net assets | **43,041** | 48,128 |
| 收益 Revenue | **380,191** | 409,287 |
| 本年度(虧損)/ 盈利 (Losses)/profits for the year | **(19,574)** | 4,814 |
| 年內本集團應佔聯營公司(虧損)/盈利 Group's share of associates' (losses)/profits for the year | **(3,434)** | 1,187 |

主要聯營公司之詳情載於財務報表附註32。

Details of the principal associates are set out in Note 32 to the financial statements.

# 財務報表附註 | Notes to the Financial Statements

## 11. 可供出售之金融資產 / 11. Available-for-sale financial assets

| 市值<br>At market value | 集團<br>Group<br>2009<br>港幣千元<br>HK$'000 | <br><br>2008<br>港幣千元<br>HK$'000 |
|---|---|---|
| 香港上市股份 Equity shares, listed in Hong Kong | **176,877** | 105,074 |
| 新加坡上市之美元擔保票據 Guaranteed notes denominated in US$, listed in Singapore | **24,118** | - |
| | **200,995** | 105,074 |

## 12. 存貨 / 12. Inventories

| | 集團<br>Group<br>2009<br>港幣千元<br>HK$'000 | <br><br>2008<br>港幣千元<br>HK$'000 |
|---|---|---|
| 原料 Raw materials | **18,557** | 38,904 |

年內確認為開支之存貨成本為71,953,000港元（二零零八年：98,268,000港元）。

The cost of inventories recognised as expense during the year was HK$71,953,000 (2008: HK$98,268,000).

# 財務報表附註 | Notes to the Financial Statements

## 13. 應收款項

本集團給予其貿易客戶的平均信用期限為七日至九十日，應收款項之賬齡分析如下：

## 13. Accounts receivable

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of accounts receivable is as follows:

| | 集團 Group | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | **結餘 Balance 港幣千元 HK$'000** | **百分比 Percentage % %** | 結餘 Balance 港幣千元 HK$'000 | 百分比 Percentage % % |
| 現期 Current | **89,280** | **55.7** | 108,971 | 57.6 |
| 逾期少於三十日 Less than 30 days past due | **19,557** | **12.2** | 12,341 | 6.5 |
| 逾期三十一日至六十日 31 to 60 days past due | **34,209** | **21.4** | 40,221 | 21.3 |
| 逾期六十一日至九十日 61 to 90 days past due | **11,769** | **7.3** | 20,344 | 10.8 |
| 逾期多於九十日 Over 90 days past due | **5,375** | **3.4** | 7,226 | 3.8 |
| 總額 Total | **160,190** | **100.0** | 189,103 | 100.0 |
| 減：減值撥備 Less: Allowance for impairment | **(3,471)** | | (1,675) | |
| | **156,719** | | 187,428 | |

應收款項之賬面值乃與其公平值相若。

The carrying amounts of the accounts receivable are reasonable approximation of their fair values.

無逾期及無出現減值之應收款項為89,024,000港元（二零零八年：108,870,000港元）。該等結餘涉及眾多近期無拖欠記錄之客戶。

Accounts receivable that are neither past due nor impaired amounted to HK$89,024,000 (2008: HK$108,870,000). These balances relate to a wide range of customers for whom there was no recent history of default.

於報告日期已逾期但未出現減值之應收款項之賬齡分析如下：

Below is an ageing analysis of accounts receivable that are past due as at the reporting date but not impaired:

| | 集團 Group | |
|---|---|---|
| | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 |
| 逾期少於三十日 Less than 30 days past due | **19,353** | 12,248 |
| 逾期三十一日至六十日 31 to 60 days past due | **33,671** | 40,120 |
| 逾期六十一日至九十日 61 to 90 days past due | **11,458** | 20,288 |
| 逾期多於九十日 Over 90 days past due | **3,213** | 5,902 |
| 已逾期但未出現減值之應收款項總額 Total accounts receivable past due but not impaired | **67,695** | 78,558 |

已逾期但未出現減值之應收款項指本集團根據以往經驗認為可悉數收回之結餘。該等結餘部份由顧客之現金按金或銀行擔保作為抵押。

Accounts receivable past due but not impaired represent balances that the Group considered to be fully recoverable based on past experience. A portion of these balances is secured by cash deposit placed by customers or bank guarantees.

# 財務報表附註 | Notes to the Financial Statements

年內，減值撥備之變動如下：

The movements in the allowance for impairment during the year are as follows:

| | 集團 Group | |
|---|---|---|
| | **2009** | 2008 |
| | **港幣千元** | 港幣千元 |
| | **HK$'000** | HK$'000 |
| 於一月一日 At 1 January | **1,675** | 3,190 |
| 已作出減值撥備 Impairment provision made | **3,478** | 2,095 |
| 於不可收回時予以撇銷之金額 Amounts written off as uncollectible | **(854)** | (664) |
| 已撥回減值撥備 Impairment provision reversed | **(828)** | (2,946) |
| 於十二月三十一日 At 31 December | **3,471** | 1,675 |

本集團會個別評估其應收款項以確定其可收回性，而賬款減值撥備乃用作記錄因該等評估所作出之撥備。減值撥備之期末結餘指於一段長時間內逾期未付之賬款，而本集團認為該等賬款可能無法收回。

The Group assesses its accounts receivable individually to determine their recoverability and the allowance for impairment account is used to record the provision made as a result of such assessments. The ending balance of the allowance for impairment represents accounts that were past due over an extended period of time and the Group considers that they may not be recoverable.

## 14. 股本

## 14. Share capital

| | 集團及公司 Group and Company | |
|---|---|---|
| | **2009** | 2008 |
| | **港幣千元** | 港幣千元 |
| | **HK$'000** | HK$'000 |
| 法定股本 Authorised: | | |
| 5,000,000,000股每股面值0.10港元 5,000,000,000 shares of HK$0.10 each | **500,000** | 500,000 |
| 已發行及實收股本 Issued and fully paid: | | |
| 1,560,945,596股（二零零八年：1,560,945,596股）每股面值0.10港元 1,560,945,596 (2008: 1,560,945,596) shares of HK$0.10 each | **156,095** | 156,095 |

年內，本公司設有一項購股權計劃。該項購股權計劃（「計劃」）於二零零六年五月二十五日（「採納日期」）在本公司股東週年大會上獲通過。

During the year, the Company had a share option scheme (the "Scheme") which was approved at the annual general meeting of the Company held on 25 May 2006 (the "Adoption Date").

根據計劃，本公司董事會可授出購股權予本公司或其任何附屬公司之任何全職僱員或執行董事（「行政人員」），以認購本公司股份。行政人員毋須就接納購股權而支付任何代價。根據計劃，購股權不可於授出後一年內或採納日期十年屆滿（即二零一六年五月二十五日）後行使。

Under the Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries (the "Executive"). No consideration is required to be paid by the Executive upon acceptance of the options. Under the Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Adoption Date, i.e. 25 May 2016.

年內，根據計劃並無任何購股權授出、行使、註銷或失效。於二零零九年十二月三十一日，計劃下並無任何尚未行使之購股權。

During the year, no share option was granted, exercised, cancelled or lapsed under the Scheme. No share option was outstanding under the Scheme as at 31 December 2009.

# 財務報表附註 | Notes to the Financial Statements

## 15. 儲備

### (a) 集團

本集團截至二零零九年及二零零八年十二月三十一日止年度之儲備變動情況載於第64頁之綜合權益變動表內。

本集團之繳入盈餘乃指一九九零年本集團重組時購入附屬公司之股份面值超出本公司所發行之交換股份的面值，減除股息分派之數額。

### (b) 公司

## 15. Reserves

### (a) Group

Movements of the Group's reserves for the year ended 31 December 2009 and 2008 are presented in the consolidated statement of changes in equity on page 64.

The contributed surplus of the Group represents the excess of the nominal value of the shares of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor during the Group reorganisation in 1990 less dividend distributions.

### (b) Company

| | 股份溢價 Share premium 港幣千元 HK$'000 | 繳入盈餘 Contributed surplus 港幣千元 HK$'000 | 保留盈利 Retained profits 港幣千元 HK$'000 | 總計 Total 港幣千元 HK$'000 |
|---|---|---|---|---|
| 於二零零八年一月一日 At 1 January 2008 | 40,971 | 1,143,550 | 19,241 | 1,203,762 |
| 本年盈利 Profit for the year | - | - | 275,252 | 275,252 |
| 二零零七年末期股息分派 2007 final dividend distribution | - | - | (156,095) | (156,095) |
| 二零零八年中期股息分派 2008 interim dividend distribution | - | - | (93,657) | (93,657) |
| 於二零零八年十二月三十一日 At 31 December 2008 | 40,971 | 1,143,550 | 44,741 | 1,229,262 |
| 於二零零九年一月一日 At 1 January 2009 | **40,971** | **1,143,550** | **44,741** | **1,229,262** |
| 本年盈利 Profit for the year | **-** | **-** | **202** | **202** |
| 二零零八年末期股息分派 2008 final dividend distribution | **-** | **-** | **(31,219)** | **(31,219)** |
| 二零零九年中期股息分派 2009 interim dividend distribution | **-** | **-** | **-** | **-** |
| 於二零零九年十二月三十一日 At 31 December 2009 | **40,971** | **1,143,550** | **13,724** | **1,198,245** |

本公司之繳入盈餘乃因一九九零年本集團重組所產生，指本公司配發之股份面值與所收購之附屬公司及聯營公司之合併資產淨值之差額，及減除股息分派後之數額。根據百慕達法例，繳入盈餘可於若干情況下分派予股東。

此外，本公司之股份溢價40,971,000港元（二零零八年：40,971,000港元）可悉數作繳付紅利股份分派，或用於撇銷本公司之保留虧損。

The contributed surplus of the Company arose as a result of the Group reorganisation in 1990 and represents the difference between the nominal value of the Company's shares so allotted and the consolidated net asset value of the acquired subsidiaries and associate less dividends distribution. Under Bermudan law, the contributed surplus is distributable to shareholders under certain circumstances.

In addition, the Company's share premium of HK$40,971,000 (2008: HK$40,971,000) can be distributed as fully paid-up bonus shares or applied towards eliminating the retained losses of the Company.

# 財務報表附註 | Notes to the Financial Statements

## 16. 遞延所得稅負債

遞延所得稅負債採用負債法就暫時差異按主要稅率16.5%(二零零八年:16.5%)作全數計算。

遞延所得稅負債賬之變動如下:

## 16. Deferred income tax liabilities

Deferred income tax liabilities are calculated in full on temporary differences under the liability method using a principal taxation rate of 16.5% (2008: 16.5%).

The movement on the deferred income tax liabilities account is as follows:

| | 集團 Group | |
|---|---|---|
| | **2009**<br>**港幣千元**<br>**HK$'000** | 2008<br>港幣千元<br>HK$'000 |
| 於一月一日 At 1 January | **125,861** | 151,408 |
| 本年度於盈利扣除/(計入)(附註21)<br>Charge/(credit) to profit for the year (note 21) | **19,447** | (26,898) |
| 自權益扣除 Charge to equity | **-** | 1,351 |
| 於十二月三十一日 At 31 December | **145,308** | 125,861 |

遞延所得稅資產及負債(未抵銷於同一稅務司法權區之結餘)於年內之變動如下:

The movements in deferred income tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year are as follows:

| 遞延所得稅負債<br>Deferred income tax liabilities | 集團 Group<br>加速稅項折舊<br>Accelerated tax depreciation | | 物業公平值收益<br>Fair value gains on properties | | 其他<br>Others | | 合計<br>Total | |
|---|---|---|---|---|---|---|---|---|
| | **2009**<br>**港幣千元**<br>**HK$'000** | 2008<br>港幣千元<br>HK$'000 | **2009**<br>**港幣千元**<br>**HK$'000** | 2008<br>港幣千元<br>HK$'000 | **2009**<br>**港幣千元**<br>**HK$'000** | 2008<br>港幣千元<br>HK$'000 | **2009**<br>**港幣千元**<br>**HK$'000** | 2008<br>港幣千元<br>HK$'000 |
| 於一月一日 At 1 January | **89,909** | 99,140 | **41,537** | 56,079 | **1,472** | 1,998 | **132,918** | 157,217 |
| 本年度於盈利(計入)/扣除<br>(Credit)/charge to profit for the year | **(5,841)** | (9,231) | **22,204** | (15,893) | **(363)** | (526) | **16,000** | (25,650) |
| 自權益扣除 Charge to equity | **-** | - | **-** | 1,351 | **-** | - | **-** | 1,351 |
| 於十二月三十一日 At 31 December | **84,068** | 89,909 | **63,741** | 41,537 | **1,109** | 1,472 | **148,918** | 132,918 |

| 遞延所得稅資產<br>Deferred income tax assets | 集團 Group<br>撥備<br>Provisions | | 稅項虧損<br>Tax losses | | 其他<br>Others | | 合計<br>Total | |
|---|---|---|---|---|---|---|---|---|
| | **2009**<br>**港幣千元**<br>**HK$'000** | 2008<br>港幣千元<br>HK$'000 | **2009**<br>**港幣千元**<br>**HK$'000** | 2008<br>港幣千元<br>HK$'000 | **2009**<br>**港幣千元**<br>**HK$'000** | 2008<br>港幣千元<br>HK$'000 | **2009**<br>**港幣千元**<br>**HK$'000** | 2008<br>港幣千元<br>HK$'000 |
| 於一月一日 At 1 January | **(449)** | (507) | **(6,608)** | (5,236) | **-** | (66) | **(7,057)** | (5,809) |
| 本年度於盈利扣除/(計入)<br>Charge/(credit) to profit for the year | **(124)** | 58 | **3,571** | (1,372) | **-** | 66 | **3,447** | (1,248) |
| 於十二月三十一日 At 31 December | **(573)** | (449) | **(3,037)** | (6,608) | **-** | - | **(3,610)** | (7,057) |

# 財務報表附註 | Notes to the Financial Statements

| | 集團 Group 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
|---|---|---|
| 遞延所得稅負債 Deferred income tax liabilities | **148,918** | 132,918 |
| 遞延所得稅資產 Deferred income tax assets | **(3,610)** | (7,057) |
| | **145,308** | 125,861 |

僅當與結轉之稅項虧損相關之稅項利益很可能會透過未來應課稅盈利來實現時，遞延所得稅資產方會被確認。本集團可結轉用作與未來應課稅收入抵銷之未確認稅項虧損為263,373,000港元（二零零八年：245,147,000港元）；該等稅項虧損之屆滿日期如下：

Deferred income tax assets are recognised for tax loss carry forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group has unrecognised tax losses of HK$263,373,000 (2008: HK$245,147,000) to carry forward against future taxable income; the expiry dates of these tax losses are shown as follows:

| | 集團 Group 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
|---|---|---|
| 一年內屆滿 Expiring within one year | **3,136** | 4,309 |
| 第二年至第五年屆滿 Expiring in the second to fifth year | **81,698** | 53,075 |
| 第五年後 After the fifth year | **178,539** | 187,763 |
| | **263,373** | 245,147 |

## 17. 應付款項及應計負債

應付款項及應計負債包括下列於發票日列出之應付款項：

## 17. Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities are the following accounts payable by invoice date:

| | 集團 Group | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | 結餘 Balance 港幣千元 HK$'000 | 百分比 Percentage % % | 結餘 Balance 港幣千元 HK$'000 | 百分比 Percentage % % |
| 零至三十日 0 to 30 days | **16,583** | **57.7** | 26,643 | 77.1 |
| 三十一日至六十日 31 to 60 days | **6,428** | **22.4** | 4,121 | 11.9 |
| 六十一日至九十日 61 to 90 days | **2,714** | **9.4** | 2,208 | 6.4 |
| 多於九十日 Over 90 days | **3,026** | **10.5** | 1,595 | 4.6 |
| 應付款項總額 Total accounts payable | **28,751** | **100.0** | 34,567 | 100.0 |
| 應計負債 Accrued liabilities | **70,699** | | 107,899 | |
| 應付款項及應計負債總額 Total accounts payable and accrued liabilities | **99,450** | | 142,466 | |

應付款項之賬面值乃與其公平值相若。

The carrying amounts of accounts payable are reasonable approximation of their fair values.

# 財務報表附註 | Notes to the Financial Statements

## 18. 員工成本 18. Staff costs

| | 集團 Group 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
|---|---|---|
| **持續經營業務之員工成本（包括董事酬金（附註(a)））Staff costs for continuing operations (including directors' remuneration (note (a)))** | | |
| 工資及薪金 Wages and salaries | **299,482** | 350,751 |
| 未動用之有薪假期 Unutilised leave pay | **3,057** | 1,812 |
| 退休金成本 — 定額供款計劃 Pension costs - defined contribution plans | **15,033** | 16,182 |
| 減：已沒收供款 Less: Forfeited contributions | **(485)** | (1,040) |
| 淨退休金成本 — 定額供款計劃 Net pension costs - defined contribution plans | **14,548** | 15,142 |
| 退休金收入／(開支) — 界定利益計劃（附註26(a)）Pension income/(expense) - defined benefit plan (note 26(a)) | **6,472** | (12,296) |
| | **323,559** | 355,409 |

### (a) 董事酬金 (a) Directors' remuneration

年內已付及應付予本公司董事之酬金總額如下：

The aggregate amounts of remuneration paid or payable to Directors of the Company during the year are as follows:

| | 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
|---|---|---|
| 袍金 Fees: | | |
| 執行董事 Executive | **-** | - |
| 非執行董事 Non-executive | **1,443** | 910 |
| 其他酬金 Other emoluments: | | |
| 薪金、津貼及非現金利益 Salaries, allowances and benefits in kind | **2,646** | 1,518 |
| 退休計劃供款 Retirement scheme contributions | **60** | 60 |
| 已付及應付花紅 Bonuses paid and payable | **-** | 405 |
| | **4,149** | 2,893 |

上述董事之酬金介乎下列範圍：

The remuneration of the above Directors fell within the following band:

| | 2009 | 2008 |
|---|---|---|
| 零港元 — 1,000,000港元 HK$Nil - HK$1,000,000 | **8** | 8 |
| 1,500,001港元 — 2,000,000港元 HK$1,500,001 - HK$2,000,000 | **-** | 1 |
| 2,500,001港元 — 3,000,000港元 HK$2,500,001 - HK$3,000,000 | **1** | - |
| | **9** | 9 |

概無董事根據任何安排放棄或同意放棄彼等年內之酬金。

There was no arrangement under which a Director waived or agreed to waive any remuneration in respect of the year.

# 財務報表附註 | Notes to the Financial Statements

年內已付或應付予獨立非執行董事之董事袍金約943,000港元（二零零八年：700,000港元）。年內其他非執行董事已收取或應收取之董事袍金為500,000港元（二零零八年：210,000港元）。除上文所述者外，於二零零九年概無已付或應付其他酬金予非執行董事。本公司所有非執行董事（包括獨立非執行董事）自願放棄截至二零零八年十二月三十一日止年度董事袍金及參與審核委員會、薪酬委員會及提名委員會之酬金（如適用）之30%。

Directors' fees paid or payable to Independent Non-executive Directors during the year were approximately HK$943,000 (2008: HK$700,000). Directors' fees received or receivable by other Non-executive Directors during the year amounted to HK$500,000 (2008: HK$210,000). Save from the aforesaid, there were no other emoluments paid or payable to Non-executive Directors in 2009. For the year ended 31 December 2008, all Non-executive Directors of the Company, including Independent Non-executive Directors, voluntarily waived 30% of their directors' fees and, where applicable, emoluments for serving on the Audit Committee, Remuneration Committee and Nomination Committee.

於二零零八年及二零零九年，本公司並無授予董事購股權以認購本公司之股份。

No options were granted to Directors of the Company to acquire share of the Company in 2008 and 2009.

截至二零零九年十二月三十一日止年度各董事之酬金詳情如下：

The details of the remuneration of each of the Directors for the year ended 31 December 2009 are set out below:

| 董事姓名 Name of Director | | 董事袍金 Directors' fees 港幣千元 HK$'000 | 薪金、津貼及非現金利益 Salaries, allowances and benefits in kind 港幣千元 HK$'000 | 退休計劃供款 Retirement scheme contributions 港幣千元 HK$'000 | 已付及應付花紅 Bonuses paid and payable 港幣千元 HK$'000 | 總額 Total 港幣千元 HK$'000 |
|---|---|---|---|---|---|---|
| 彭定中* | David J. Pang* | 150 | - | - | - | 150 |
| Roberto V. Ongpin* | Roberto V. Ongpin* | 100 | - | - | - | 100 |
| 夏佳理# | Ronald J. Arculli# | 300 | - | - | - | 300 |
| 邱繼炳* | Khoo Kay Peng* | 100 | - | - | - | 100 |
| 郭惠光 | Kuok Hui Kwong | - | 2,646 | 60 | - | 2,706 |
| 郭孔演* | Kuok Khoon Ean* | 150 | - | - | - | 150 |
| 利定昌# | Peter Lee Ting Chang# | 237 | - | - | - | 237 |
| 李國寶# | David Li Kwok Po# | 200 | - | - | - | 200 |
| 黃啟民# | Wong Kai Man# | 206 | - | - | - | 206 |
| | | 1,443 | 2,646 | 60 | - | 4,149 |

* 非執行董事 / Non-executive Director

\# 獨立非執行董事 / Independent Non-executive Director

# 財務報表附註 | Notes to the Financial Statements

參與董事會之執行董事，於年內概無收取任何董事袍金。每位非執行董事（包括獨立非執行董事）之董事袍金（二零零九年：100,000港元；二零零八年：70,000港元）由董事會根據股東於本公司股東週年大會授予釐定董事酬金之權力所批准。參與審核委員會、薪酬委員會及提名委員會之每位非執行董事（包括獨立非執行董事）可收取額外袍金（審核委員會：二零零九年：100,000港元；二零零八年：70,000港元；薪酬委員會：二零零九年：50,000港元；二零零八年：35,000港元；提名委員會：二零零九年：50,000港元；二零零八年：35,000港元）。董事薪酬乃參照香港其他類似規模和業務性質的公司所付董事薪酬而釐定。此外，於釐定應付予執行董事之薪酬時，同時會參考個人表現及本公司之財務表現。

The Executive Director serving on the Board has not drawn any director's fee in the year. The director's fee of each of the Non-executive Directors, including Independent Non-executive Directors, (2009: HK$100,000; 2008: HK$70,000) is fixed by the Board of Directors pursuant to the authority granted by the shareholders at the Company's annual general meeting. Each Non-executive Director, including Independent Non-executive Director, serving on the Audit Committee, the Remuneration Committee and the Nomination Committee receives an additional fee (Audit Committee: 2009: HK$100,000; 2008: HK$70,000; Remuneration Committee: 2009: HK$50,000; 2008: HK$35,000; Nomination Committee: 2009: HK$50,000; 2008: HK$35,000). The directors' remunerations are determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature. In addition to the aforesaid, the emolument payable to the Executive Director is also determined with reference to the individual's performance and the Company's financial performance.

**(b) 五位最高薪酬人士**

**(b) Five highest paid individuals**

年內五位最高薪酬人士包括一位董事（二零零八年：一位），其酬金詳情已載列於上文。餘下四位（二零零八年：四位）最高薪酬人士之酬金詳情如下：

The five highest paid individuals during the year include one (2008: one) of the Directors, details of whose remuneration are set out above. The details of the remuneration of the remaining four (2008: four) highest paid individuals are set out below:

| | **2009**<br>**港幣千元**<br>**HK$'000** | 2008<br>港幣千元<br>HK$'000 |
|---|---|---|
| 薪金、津貼及非現金利益 Salaries, allowances and benefits in kind | **6,310** | 6,096 |
| 退休計劃供款 Retirement scheme contributions | **177** | 180 |
| 已付及應付花紅 Bonuses paid and payable | **-** | 712 |
| 離職補償金 Compensation for loss of office | **-** | 37 |
| | **6,487** | 7,025 |

四位（二零零八年：四位）最高薪酬人士之酬金介乎下列範圍：

The remuneration of the four (2008: four) highest paid individuals fell within the following bands:

| | **2009** | 2008 |
|---|---|---|
| 1,500,001港元－2,000,000港元 HK$1,500,001 - HK$2,000,000 | **4** | 4 |

本公司訂定薪酬政策，以招攬、激勵及挽留出色人才，使其為本公司業務竭盡所能，從而為股東增值。

The Company's remuneration policy is established to attract, motivate and retain high performing individuals so that they are committed to the success of our business, thereby enhancing shareholder value.

本公司設有一項購股權計劃。薪酬委員會批准授出購股權，並向董事會報告授出情況。本公司根據個別員工之表現及貢獻授予購股權。

The Company has a share option scheme. The Remuneration Committee approves the granting of share options and reports such grants to the Board of Directors. The grant is made based on individual's performance and contributions.

# 財務報表附註 | Notes to the Financial Statements

## 19. 經營盈利

來自持續經營業務之經營盈利經扣除及計入下列各項後列賬：

## 19. Operating profit

Operating profit from continuing operations is stated after charging and crediting:

| | 集團 Group | |
|---|---|---|
| | **2009** | 2008 |
| | **港幣千元** | 港幣千元 |
| | **HK$'000** | HK$'000 |
| **經扣除 Charging** | | |
| 土地及樓宇之經營租賃租金 Operating lease rentals on land and buildings | **16,387** | 18,109 |
| 出售物業、機器及設備之虧損 Loss on disposal of property, plant and equipment | **3,314** | - |
| 核數師酬金 Auditors' remuneration | **2,356** | 2,836 |
| **經計入 Crediting** | | |
| 上市投資股息收入 Dividend income from listed investments | **2,160** | 3,342 |
| 投資物業租金淨收入 Net rental income from investment properties | **16,735** | 27,248 |
| 出售物業、機器及設備之收益 Gain on disposal of property, plant and equipment | **-** | 3 |

## 20. 財務收入 — 淨額

## 20. Finance income - net

| | 集團 Group | |
|---|---|---|
| | **2009** | 2008 |
| | **港幣千元** | 港幣千元 |
| **持續經營業務 Continuing operations** | **HK$'000** | HK$'000 |
| **財務收入 Finance income** | | |
| 銀行存款之利息收入 Interest income on bank deposits | **318** | 3,195 |
| 可供出售之金融資產之利息收入 Interest income on available-for-sale financial assets | **792** | - |
| | **1,110** | 3,195 |
| **財務費用 Finance cost** | | |
| 銀行貸款及透支之利息支出 Interest expense on bank loans and overdraft | **-** | (1,054) |
| | **1,110** | 2,141 |

# 財務報表附註 | Notes to the Financial Statements

## 21. 所得稅開支

香港利得稅乃以年內估計應課稅盈利按16.5%(二零零八年:16.5%)稅率撥備。海外地區所得盈利之稅項乃根據年內估計應課稅盈利,按本集團經營業務所在國家之適用稅率計算。

## 21. Income tax expense

Hong Kong profits tax has been provided for at the rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which Group operates.

| | 集團 Group | |
|---|---|---|
| | **2009** | 2008 |
| | **港幣千元** | 港幣千元 |
| | **HK$'000** | HK$'000 |
| 現期所得稅 Current income tax | | |
| — 香港利得稅 - Hong Kong profits tax | **15,318** | 48,294 |
| — 海外稅項 - Overseas taxation | **48** | 161 |
| 遞延所得稅 Deferred income tax | | |
| — 稅率調低所產生 - Resulting from a decrease in tax rate | **-** | (8,531) |
| — 投資物業公平值收益/(虧損)之遞延稅項 - Deferred tax with respect to fair value gain/(loss) on investment properties | **22,262** | (13,390) |
| — 其他遞延稅項收益 - Other deferred tax credits | **(2,815)** | (4,977) |
| | **34,813** | 21,557 |

本集團之除所得稅前盈利所產生之稅項與假若採用本公司及其附屬公司經營地點適用稅率計算所產生之理論性金額有所不同,詳情如下:

The taxation on the Group's profit before income tax differs from the theoretical amount that would arise using the taxation rate applicable to the places of operation of the Company and its subsidiaries as follows:

| | 集團 Group | |
|---|---|---|
| | **2009** | 2008 |
| | **港幣千元** | 港幣千元 |
| | **HK$'000** | HK$'000 |
| 除所得稅前盈利 Profit before income tax: | | |
| — 來自持續經營業務 - from continuing operations | **182,887** | 155,459 |
| — 來自已終止經營業務 - from discontinued operations | **-** | 51,413 |
| 除所得稅前盈利 Profit before income tax | **182,887** | 206,872 |
| 按稅率16.5%(二零零八年:16.5%)計算 Calculated at a taxation rate of 16.5% (2008: 16.5%) | **30,176** | 34,134 |
| 毋須課稅收入 Income not subject to taxation | **(3,479)** | (10,684) |
| 確認過往未確認之暫時差異 Recognition of previously unrecognised temporary difference | **(45)** | (55) |
| 其他國家不同稅率之影響 Effect of different taxation rates in other countries | **(2,039)** | (2,718) |
| 動用以往未確認之稅項虧損 Utilisation of previously unrecognised tax losses | **(470)** | - |
| 過往年度超額撥備 Over provision in prior year | **(203)** | (63) |
| 就聯營公司未分配盈利確認之暫時差異 Temporary difference recognised on undistributed profit in associates | **(364)** | (461) |
| 稅率變動之影響 Effect of change in taxation rate | **-** | (8,531) |
| 未確認之稅項虧損 Tax losses not recognised | **8,883** | 7,849 |
| 未能作出稅項扣減之開支 Expenses not deductible for taxation purposes | **1,242** | 1,423 |
| 預扣稅 Withholding tax | **140** | 156 |
| 未確認之暫時差異 Temporary difference not recognised | **972** | 507 |
| 所得稅開支Income tax expense | **34,813** | 21,557 |

# 財務報表附註 | Notes to the Financial Statements

## 22. 已終止經營業務

本集團於截至二零零八年十二月三十一日止年度已出售其於錄像及影片後期製作業務及音樂出版業務之所有權益，因此，該等業務之業績於綜合全面收益表內列作已終止經營業務。已終止經營業務之業績分析如下：

## 22. Discontinued operations

During the year ended 31 December 2008, the Group disposed of its entire interest in the video and film post-production operation and music publishing operation. Accordingly, the results of these operations were presented as discontinued operations in the consolidated statement of comprehensive income. An analysis of the results of the discontinued operations is as follows:

| | 集團 Group | |
|---|---|---|
| | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 |
| **收益 Revenue** | - | 7,528 |
| 其他收入 Other income | - | 267 |
| 員工成本 Staff costs | - | (5,074) |
| 生產原料成本 Cost of production materials | - | (2,753) |
| 租金及設施 Rental and utilities | - | (526) |
| 折舊及攤銷 Depreciation and amortisation | - | (62) |
| 廣告及宣傳 Advertising and promotion | - | (21) |
| 其他經營開支Other operating expenses | - | (361) |
| 淨利息收入 Net interest income | - | 7 |
| **已終止經營業務虧損 Loss of discontinued operations** | - | (995) |
| 出售已終止經營業務之收益 Gain on disposal of discontinued operations | - | 52,408 |
| **全年已終止經營業務盈利 Profit for the year from discontinued operations** | - | 51,413 |

已終止經營業務之員工成本：

Staff costs for discontinued operations:

| | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 |
|---|---|---|
| 工資及薪金 Wages and salaries | - | 4,800 |
| 未動用之有薪假期 Unutilised leave pay | - | 76 |
| 退休金成本 — 定額供款計劃 Pension costs - defined contribution plans | - | 198 |
| 減：已沒收供款 Less: Forfeited contributions | - | - |
| 淨退休金成本 — 定額供款計劃 Net pension costs - defined contribution plans | - | 198 |
| | - | 5,074 |

已終止經營業務之盈利經扣除下列各項後列賬：

Profit of discontinued operations is stated after charging:

| | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 |
|---|---|---|
| 土地及樓宇之經營租賃租金 Operating lease rentals on land and buildings | - | 97 |

# 財務報表附註 | Notes to the Financial Statements

已終止經營業務之現金流量如下：

Cash flows from discontinued operations are as follows:

| | 2009<br>港幣千元<br>HK$'000 | 2008<br>港幣千元<br>HK$'000 |
|---|---|---|
| 營運活動所用之淨現金 Net cash used in operating activities | - | (3,459) |
| 投資活動所用之淨現金 Net cash used in investing activities | - | (28) |
| 現金及現金等值之淨減少 Net decrease in cash and cash equivalents | - | (3,487) |

於截至二零零九年十二月三十一日止年度，出售已終止經營業務之所得款項為1,472,000港元（二零零八年：51,421,000港元）。

Proceeds from the disposal of the discontinued operations received in the year ended 31 December 2009 was HK$1,472,000 (2008: HK$51,421,000).

## 23. 股東應佔盈利

股東應佔盈利138,151,000港元（二零零八年：172,768,000港元），包括已計入本公司財務報表之盈利202,000港元（二零零八年：275,252,000港元）。

## 23. Profit attributable to shareholders

The profit of HK$138,151,000 (2008: HK$172,768,000) attributable to shareholders included profit of HK$202,000 (2008: HK$275,252,000) dealt with in the Company's own financial statements.

## 24. 股息

(a) 年內應佔股息：

## 24. Dividends

(a) Dividends attributable to the year:

| | 公司<br>Company | |
|---|---|---|
| | 2009<br>港幣千元<br>HK$'000 | 2008<br>港幣千元<br>HK$'000 |
| 已付中期股息，無（二零零八年：每股6港仙）<br>Interim dividend paid, nil (2008: HK6 cents per share) | - | 93,657 |
| 擬派末期股息但尚未確認，無（二零零八年：每股2港仙）<br>Final dividend proposed but not yet recognised, nil (2008: HK2 cents per share) | - | 31,219 |
| | - | 124,876 |

(b) 年內已付股息：

(b) Dividends paid during the year:

| | 公司<br>Company | |
|---|---|---|
| | 2009<br>港幣千元<br>HK$'000 | 2008<br>港幣千元<br>HK$'000 |
| 二零零八年中期股息，每股6港仙 Interim dividend in respect of 2008, HK6 cents per share | - | 93,657 |
| 二零零八年末期股息，每股2港仙 Final dividend in respect of 2008, HK2 cents per share | **31,219** | - |
| 二零零七年末期股息，每股10港仙 Final dividend in respect of 2007, HK10 cents per share | - | 156,095 |
| | **31,219** | 249,752 |

# 財務報表附註 | Notes to the Financial Statements

## 25. 每股盈利

每股基本及攤薄盈利乃根據本年度股東應佔盈利138,151,000港元（二零零八年：172,768,000港元）及年內已發行之股份1,560,945,596股（二零零八年：1,560,945,596股）計算。

## 25. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the year attributable to shareholders of HK$138,151,000 (2008: HK$172,768,000) and 1,560,945,596 (2008: 1,560,945,596) shares in issue during the year.

股東應佔盈利：

Profit attributable to shareholders:

| | 集團 Group | |
|---|---|---|
| | **2009** | 2008 |
| | **港幣千元** | 港幣千元 |
| | **HK$'000** | HK$'000 |
| 持續經營業務 Continuing operations | **138,151** | 121,355 |
| 已終止經營業務Discontinued operations | **-** | 51,413 |
| | **138,151** | 172,768 |

於二零零九年十二月三十一日，並沒有尚未行使之購股權使其持有人可認購本公司股份（二零零八年：無）。

As at 31 December 2009, there was no share options outstanding that enable the holders to subscribe for shares (2008: nil) in the Company.

## 26. 僱員退休計劃

本集團繼續提供界定利益計劃、定額供款計劃及補足計劃。該等計劃乃根據強積金條例規定之獲豁免認可職業退休計劃。該等計劃下之資產由兩項管理信託基金持有，與本集團資產獨立分開。該等計劃之資產由獨立專業投資經理管理。本集團亦實行一項強積金計劃，屬於根據信託安排成立之集成信託計劃。

## 26. Employee retirement schemes

The Group continues to operate a DB scheme, a DC scheme and a Top-up scheme. These schemes are exempted recognised occupational retirement schemes under the MPF Ordinance. The assets of these schemes are held separately from those of the Group in two administered trust funds. Schemes assets are managed by independent professional investment managers. The Group also operates a MPF scheme which is a master trust scheme established under trust arrangement.

### (a) 界定利益計劃

界定利益計劃為最終薪酬界定利益計劃。

退休金成本採用預期累積單位法評估及在綜合全面收益表中扣除，令經常性成本於僱員服務年期內分攤。獨立合資格精算師華信惠悅顧問有限公司根據預期累積單位法作出全面評估，根據精算師意見作出之退休金成本已在綜合全面收益表中扣除。精算評估顯示本集團於該界定利益計劃下之責任獲得由受託人所持之計劃資產所覆蓋達127%（二零零八年：91%）。

### (a) Defined benefit scheme

The defined benefit scheme is a final salary defined benefit plan.

Pension costs are assessed using the projected unit credit method. The pension costs are charged to the consolidated statement of comprehensive income so as to spread the regular cost over the service lives of employees. A full valuation based on the projected unit credit method has been carried out by Watson Wyatt Hong Kong Limited, an independent qualified actuary, and the pension costs are charged to the consolidated statement of comprehensive income in accordance with their advice. The actuarial valuations indicate that the Group's obligations under this defined benefit scheme is 127% (2008: 91%) covered by plan assets held by the trustees.

# 財務報表附註 | Notes to the Financial Statements

界定利益責任之現值變動如下：

Changes in the present value of the defined benefit obligations are as follows:

| | 集團 Group | |
|---|---|---|
| | 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
| 於一月一日 At 1 January | **285,132** | 323,462 |
| 現時服務成本 Current service cost | **12,264** | 14,312 |
| 利息成本 Interest cost | **3,652** | 10,674 |
| 計劃參與人之供款 Contributions by plan participants | **2,798** | 3,588 |
| 精算收益 Actuarial gains | **(13,552)** | (35,832) |
| 已付利益 Benefits paid | **(37,261)** | (31,072) |
| 於十二月三十一日 At 31 December | **253,033** | 285,132 |

計劃資產之公平值變動如下：

Changes in the fair value of the plan assets are as follows:

| | 集團 Group | |
|---|---|---|
| | 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
| 於一月一日 At 1 January | **259,643** | 440,856 |
| 計劃資產之預期回報 Expected return on plan assets | **18,003** | 30,323 |
| 精算收益／(損失) Actuarial gains/(losses) | **78,612** | (184,052) |
| 計劃參與人之供款 Contributions by plan participants | **2,798** | 3,588 |
| 轉撥至其他退休基金 Transfer to other retirement funds | **(1,434)** | - |
| 已付利益 Benefits paid | **(37,261)** | (31,072) |
| 於十二月三十一日 At 31 December | **320,361** | 259,643 |

於資產負債表確認之金額如下：

The amounts recognised in the balance sheet are as follows:

| | 集團 Group | |
|---|---|---|
| | 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
| 計劃資產之公平值 Fair value of plan assets | **320,361** | 259,643 |
| 注資責任之現值 Present value of funded obligations | **(253,033)** | (285,132) |
| | **67,328** | (25,489) |
| 未確認精算(收益)／損失 Unrecognised actuarial (gain)/loss | **(15,130)** | 85,593 |
| 淨資產 Net asset | **52,198** | 60,104 |

# 財務報表附註 | Notes to the Financial Statements

於綜合全面收益表確認之金額如下：

The amounts recognised in the consolidated statement of comprehensive income are as follows:

| | 集團 Group 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
|---|---|---|
| 現時服務成本 Current service cost | **12,264** | 14,312 |
| 利息成本 Interest cost | **3,652** | 10,674 |
| 計劃資產之預期回報 Expected return on plan assets | **(18,003)** | (30,323) |
| 精算損失／(收益)淨額 Net actuarial loss/(gain) | **8,559** | (6,959) |
| 總支出／(收入)，已計入員工成本內(附註18) Total expense/(income), included in staff costs (Note 18) | **6,472** | (12,296) |

計劃資產以獨立投資經理管理之單位信託形式投資。於結算日之資產大致分配如下：

The plan assets are invested in unit trusts managed by independent investment managers. The approximate asset allocation as at the balance sheet date is as follows:

| | 集團 Group 2009 % | 2008 % |
|---|---|---|
| 股本工具 Equity instruments | **74** | 67 |
| 債務工具 Debt instruments | **24** | 27 |
| 現金 Cash | **2** | 6 |
| | **100** | 100 |

計劃資產之預期回報率乃按期初市場對相關責任於整段有效期內之預期回報經扣除行政開支後計算。

The expected rate of return on plan assets is based on market expectation, at the beginning of the period, for returns net of administration costs, over the entire life of the related obligations.

該計劃之基準資產組合包括約70%之全球股票及30%之債券及現金。基於現時市場對長期回報之預期，本集團決定採納7%之預期回報率。

The plan has a benchmark asset mix of roughly 70% in global equities and 30% in bonds and cash. Based on current market expectation of long-term returns, the Group has decided to adopt an expected rate of return of 7%.

計劃資產之實際回報為收益96,615,000港元（二零零八年：虧損153,729,000港元）。

The actual return on plan assets was a gain of HK$96,615,000 (2008: loss of HK$153,729,000).

主要精算假設如下：

The principal actuarial assumptions were as follows:

| | 集團 Group 2009 % | 2008 % |
|---|---|---|
| 貼現率 Discount rate | **2.60** | 1.30 |
| 計劃資產預期回報率 Expected rate of return on plan assets | **7.00** | 7.00 |
| 未來薪酬預期增長率 Expected rate of future salary increases | **4.00** | 4.00 |

# 財務報表附註 | Notes to the Financial Statements

本年度及過往四個年度之金額如下：

Amounts for the current and previous four years are as follows:

| | 2009<br>港幣千元<br>HK$'000 | 2008<br>港幣千元<br>HK$'000 | 2007<br>港幣千元<br>HK$'000 | 2006<br>港幣千元<br>HK$'000 | 2005<br>港幣千元<br>HK$'000 |
|---|---|---|---|---|---|
| 計劃資產之公平值 Fair value of plan assets | **320,361** | 259,643 | 440,856 | 373,104 | 317,269 |
| 界定利益責任之現值 Present value of defined benefit obligation | **(253,033)** | (285,132) | (323,462) | (279,674) | (235,126) |
| 盈餘／(虧絀) Surplus/(Deficit) | **67,328** | (25,489) | 117,394 | 93,430 | 82,143 |
| 計劃資產之經驗收益／(虧損) Experience gains/(losses) on plan assets | **78,612** | (184,052) | 61,710 | 41,797 | 6,782 |
| 計劃負債之經驗(虧損)／收益 Experience (losses)/gains on plan liabilities | **(25,417)** | 93,608 | (29,180) | (17,357) | (2,506) |

根據一項於二零零八年四月一日對該計劃進行之精算估值，精算師建議本集團於二零一一年三月三十一日之前暫停向該界定利益計劃供款。下次精算估值將不遲於二零一一年四月一日進行，並將釐定本集團之未來供款水平。

Based on an actuarial valuation of the plan as at 1 April 2008, the Group was recommended by the actuary to suspend contribution to the DB scheme until 31 March 2011. The next actuarial valuation that will determine the level of the Group's future contribution will be conducted not later than 1 April 2011.

**(b) 強積金計劃**

**(b) MPF scheme**

本集團按僱員有關收入(上限為20,000港元)之5%就強積金計劃作出定期供款(「強積金計劃供款」)。

The Group makes regular contributions of 5% of the employees' relevant income (which is subject to a cap of HK$20,000) to the MPF scheme ("MPF Contribution").

**(c) 補足計劃**

**(c) Top-up scheme**

本集團按僱員每月基本薪金(上限為50,000港元)之10%作出定期供款。在10%之供款當中，首先應用於強積金計劃供款，而餘額則用於補足計劃。

The Group makes regular contribution of 10% of the employees' monthly basic salary (which is subject to a cap of HK$50,000). Out of the 10% contribution, it is firstly applied to MPF Contribution and the balance will be made to the Top-up Scheme.

本年度及上一年度概無任何重大已沒收之退休金計劃供款可用以減少日後之供款。

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

**(d) 定額供款計劃**

**(d) Defined contribution scheme**

定額供款退休金計劃之供款目前為僱員月薪之10%至15%。

The contributions to the defined contribution pension scheme are currently at 10-15% of the employees' monthly salaries.

本年度及上年度概無任何重大已沒收之退休金計劃供款可用以減少日後之供款。

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

# 財務報表附註 | Notes to the Financial Statements

## 27. 綜合現金流量表附註

(a) 經營盈利與營運產生之現金對賬表：

## 27. Notes to the Consolidated Statement of Cash Flows

(a) Reconciliation of operating profit to cash generated from operations:

| | 集團 Group | |
|---|---|---|
| | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 |
| 經營盈利來自 Operating profit from: | | |
| 持續經營業務 continuing operations | **185,211** | 152,131 |
| 已終止經營業務 discontinued operations | **-** | 51,406 |
| | **185,211** | 203,537 |
| 投資物業公平值（收益）／虧損 Fair value (gain)/loss on investment properties | **(134,919)** | 81,150 |
| 折舊及攤銷 Depreciation and amortisation | **56,762** | 53,869 |
| 上市投資股息收入 Dividend income from listed investments | **(2,160)** | (3,341) |
| 出售物業、機器及設備虧損／（收益） Loss/(gain) on disposal of property, plant and equipment | **3,314** | (3) |
| 物業、機器及設備減值虧損 Impairment loss of property, plant and equipment | **265** | - |
| 退休金支出／（收入） Pension expense/(income) | **6,472** | (12,296) |
| 界定利益計劃之計劃資產轉撥至其他退休基金 Transfer of DB plan assets to other retirement funds | **1,434** | - |
| 應付聯營公司款項增加／（減少） Increase/(decrease) in amounts due to associates | **2,068** | (103) |
| 存貨減少／（增加） Decrease/(increase) in inventories | **20,347** | (16,590) |
| 應收款項減少 Decrease in accounts receivable | **30,709** | 41,171 |
| 預付費用、按金及其他應收款項減少／（增加） Decrease/(increase) in prepayments, deposits and other receivables | **6,058** | (8,077) |
| 應付款項及應計負債減少 Decrease in accounts payable and accrued liabilities | **(44,216)** | (7,181) |
| 預收訂閱費減少 Decrease in subscriptions in advance | **(1,446)** | (1,245) |
| 出售附屬公司之收益 Gain on disposal of subsidiaries | **-** | (52,403) |
| 營運產生之現金 Cash generated from operations | **129,899** | 278,478 |

# 財務報表附註 | Notes to the Financial Statements

(b) 出售附屬公司：

(b) Disposal of subsidiaries:

| | 集團 Group 2009 港幣千元 HK$'000 | 集團 Group 2008 港幣千元 HK$'000 |
|---|---|---|
| 於出售日期之淨資產總額（不包括現金及現金等值）： Aggregate net asset at date of disposal (excluding cash and cash equivalents): | | |
| 物業、機器及設備 Property, plant and equipment | - | 515 |
| 存貨 Inventories | - | 762 |
| 應收款項 Accounts receivable | - | 2,705 |
| 預付費用、按金及其他應收款項 Prepayments, deposits and other receivables | - | 1,071 |
| 應付款項及應計負債 Accounts payable and accrued liabilities | - | (3,974) |
| 匯兌儲備 Translation reserve | - | (594) |
| | - | 485 |
| 出售附屬公司之收益 Gain on disposal of subsidiaries | - | 52,408 |
| | - | 52,893 |
| 支付方式Satisfied by: | | |
| 現金代價 Cash consideration | - | 55,472 |
| 減：出售之現金及現金等值 Less: Cash and cash equivalents disposed of | - | (654) |
| 產生之直接成本 Direct cost incurred | - | (1,925) |
| 淨現金代價總額 Total net cash consideration | - | 52,893 |
| 二零零九年之已收款項 Amount received in 2009 | **1,472** | (1,472) |
| 出售附屬公司所得款項 Proceeds from disposal of subsidiaries | **1,472** | 51,421 |

(c) 現金及現金等值：

(c) Cash and cash equivalents:

| | 集團 Group | | 公司 Company | |
|---|---|---|---|---|
| | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 |
| 銀行及手頭現金 Cash at bank and in hand | **111,987** | 108,675 | **812** | 610 |
| 短期銀行存款 Short-term bank deposits | **142,125** | 163,340 | **-** | - |
| | **254,112** | 272,015 | **812** | 610 |

## 28. 資本風險管理

本集團管理資本之首要目標乃確保本集團有能力持續經營其業務，從而使其能夠繼續為股東提供回報及為其他利益相關人士提供利益。

本集團經審慎考慮風險後方確定其資本結構。本集團視乎經濟狀況之變化及相關資產之風險特徵管理及調整其資本架構。為維持或調整其資本架構，本集團會調整派付予股東之股息金額、向股東購回本公司股份、發行新股或增加或減少貸款。

## 28. Capital risk management

The Group's primary objective when managing capital is to safeguard the Group's ability to continue its businesses as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Group structures its capital with due consideration to risk. The Group manages and adjusts its capital structure in the light of the changes in economic conditions and risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, repurchase shares of the Company from shareholders, issue new shares, or increase or reduce borrowings.

# 財務報表附註 | Notes to the Financial Statements

於二零零九年十二月三十一日，本集團淨負債資本比率為零（二零零八年：零）。就計算淨負債資本比率而言，本集團將淨負債定義為債務總額（包括銀行透支）減現金及銀行結餘，而資本之定義為權益之所有組成部份。

As at 31 December 2009, the Group's net debt-to-capital ratio is zero (2008: zero). For the purpose of calculating the net debt-to-capital ratio, the Group defines net debt as total debt (which includes bank overdrafts) less cash and bank balances, and capital as all components of equity.

## 29. 經營租賃承擔

於二零零九年十二月三十一日，本集團根據土地及樓宇之不可撤銷經營租賃之未來最低租賃付款如下：

## 29. Operating lease commitments

As at 31 December 2009, the Group had future minimum lease payment under non-cancelable operating leases for land and buildings as follows:

| | 集團 Group | |
|---|---|---|
| | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 |
| 不超過一年 Not later than one year | **3,023** | 16,585 |
| 超過一年但不超過五年 Later than one year but not later than five years | **2,296** | 1,088 |
| | **5,319** | 17,673 |

## 30. 資本承擔

## 30. Capital Commitments

| | 集團 Group | |
|---|---|---|
| | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 |
| 物業、機器及設備之資本承擔 Capital commitments for property, plant and equipment | | |
| 已訂約但未撥備 Contracted, but not provided for | **5,997** | 7,898 |
| 已批准但未訂約 Authorised, but not contracted for | **24,821** | 50,518 |
| | **30,818** | 58,416 |

## 31. 金融風險管理

本集團之業務面對多種財務風險，特別是利率、貨幣、價格、流動資金及信貸等風險。本集團之風險管理政策旨在適當情況下，尋求把該等風險潛在之負面因素對本集團財務表現之影響降至最低。該等風險管理政策概述如下。

## 31. Financial risk management

The Group's activities expose it to a variety of financial risks, particularly interest rate, currency, price, liquidity and credit risks. Where appropriate, the Group's risk management policies seek to minimise potential adverse effects of these risks on the financial performance of the Group. The policies for managing these risks are summarised below.

### (a) 現金流量利率風險

本集團之現金流量利率風險來自存放於認可金融機構之現金結餘，可為本集團帶來利息收入。本集團透過將該等結餘以不同到期日及利率條款存放之方式管理其利率風險。

### (a) Cash flow interest rate risk

The Group's cash flow interest rate risk arises from cash balances placed with authorised financial institutions, which generate interest income for the Group. The Group manages its interest rate risk by placing such balances on various maturities and interest rate terms.

# 財務報表附註 | Notes to the Financial Statements

於二零零九年十二月三十一日，本集團之短期銀行存款為142,125,000港元（二零零八年：163,340,000港元），實際利率為0.16%（二零零八年：0.92%）。倘利率整體調高100個基點，而所有其他變數維持不變，則估計本集團年度盈利及總權益將增加約1,421,000港元（二零零八年：1,633,000港元）。由於於結算日之銀行存款實際利率接近零，故預期市場利率下降對本集團之損益不會有重大影響。

At 31 December 2009, the Group had short-term bank deposits of HK$142,125,000 (2008: HK$163,340,000) with an effective interest rate of 0.16% (2008:0.92%). It is estimated that a general increase of 100 basis points in interest rates, with all other variables held constant, would increase the Group's profit for the year and total equity by approximately HK$1,421,000 (2008: HK$1,633,000). As the effective interest rate of the bank deposits as at the balance sheet date is close to zero, it is expected that a decrease in market interest rate would not have significant impact to the Group's profit or loss.

上述敏感度分析乃假設利率變動已於結算日發生，並已應用於在該日已存在之計息金融工具。調高或調低100個基點乃管理層對截至下年度結算日止期間的利率之合理可能變動之估計。上述分析乃按與二零零八年相同之基準進行。

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the interest-bearing financial instruments in existence at that date. The 100 basis points increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2008.

**(b) 公平值利率風險**

**(b) Fair value interest rate risk**

本集團之債務工具投資分類為可供出售之金融資產。該投資設定固定票面利息付款，因此令本集團承受公平值利率風險。本集團通過實施嚴格投資政策限制該風險。任何金額重大之投資須經董事總經理及行政總裁以及董事會批准。

The Group has an investment in debt instruments classified as available-for-sale financial assets. The investment carries a fixed coupon payment and thus, exposes the Group to fair value interest rate risk. The Group limits this risk by implementing strict investment policy. Any investment of significant amount must be approved by the Managing Director and Chief Executive Officer and the Board of Directors.

於二零零九年十二月三十一日，債務工具之賬面值為24,118,000港元，收益率為6.22%。倘收益率整體調高／調低100個基點，而所有其他變數維持不變，則估計本集團總權益將分別減少／增加約1,205,000港元／1,290,000港元。由於投資已分類為可供出售之金融資產，故收益率變動對本集團之損益不會有任何影響。

At 31 December 2009, the carrying amount of the debt instruments was HK$24,118,000, implying a yield of 6.22%. It is estimated that a general increase/decrease of 100 basis points in yield, with all other variables held constant, would decrease/increase the Group's total equity by approximately HK$1,205,000/HK$1,290,000 respectively. The change in yield would not have any impact on the Group's profit or loss as the investment has been classified as available-for-sale financial assets.

上述敏感度分析乃假設利率變動已於結算日發生，並已應用於在該日已存在之計息金融工具。調高或調低100個基點乃管理層對截至下年度結算日止期間的利率之合理可能變動之估計。

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the interest-bearing financial instruments in existence at that date. The 100 basis points increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date.

# 財務報表附註 | Notes to the Financial Statements

## (c) 貨幣風險

本集團之貨幣風險主要源自以非功能貨幣為結算貨幣之原材料採購及資本開支及銷售交易。此外，本集團亦須承受外幣存款之貨幣風險。產生該等風險之貨幣主要為人民幣及歐元。

本集團密切注意外幣匯率之變動，並會在適當情況下採用對沖策略。由於認為貨幣風險並不重大，故本集團於本年度並無採用任何對沖策略。

本集團於結算日所面臨之貨幣風險概要如下：

## (c) Currency risk

The currency risk of the Group arises mainly from its purchases of raw material and capital expenditure and sales transactions denominated in currencies other than its functional currency. In addition, the Group also has foreign currency deposits that are exposed to currency risk. The currencies giving rise to this risk are primarily Renminbi and Euros.

The Group closely monitors the changes in foreign currency exchange rates, and hedging strategies will be adopted where appropriate. The Group did not adopt any hedging strategies during the year as currency risk was considered to be insignificant.

The Group's exposure to currency risk at the balance sheet date is summarised as follows:

| | 集團 Group | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | 人民幣千元 Renminbi '000 | 千歐元 Euros '000 | 人民幣千元 Renminbi '000 | 千歐元 Euros '000 |
| 應付款項 Accounts payable | **(123)** | **(13)** | (72) | (9) |
| 現金及現金等值 Cash and cash equivalents | **76** | **47** | 103 | – |
| 淨風險 Net exposure | **(47)** | **34** | 31 | (9) |

下表載述各種本集團於結算日承擔重大貨幣風險的主要外幣，其匯率在合理可能之變動下，對本集團之年度盈利（及保留盈利）及總權益之概約影響。

The following table indicates the approximate changes in the Group's profit for the year (and retained profits) and total equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date.

| | 集團 Group | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | | 2008 | | |
| | 外幣匯率上升／(下跌) Increase/(decrease) in foreign exchange rates | 年度盈利及保留盈利增加／(減少) Increase/(decrease) in profit for the year and retained profits 港幣千元 HK$'000 | 總權益增加／(減少) Increase/(decrease) in total equity 港幣千元 HK$'000 | 外幣匯率上升／(下跌) Increase/(decrease) in foreign exchange rates | 年度盈利及保留盈利增加／(減少) Increase/(decrease) in profit for the year and retained profits 港幣千元 HK$'000 | 總權益增加／(減少) Increase/(decrease) in total equity 港幣千元 HK$'000 |
| 人民幣 Renminbi | **10%** | **(4)** | **(4)** | 10 % | 3 | 3 |
| | **(10%)** | **4** | **4** | (10 %) | (3) | (3) |
| 歐元 Euros | **10%** | **31** | **31** | 10 % | (6) | (6) |
| | **(10%)** | **(31)** | **(31)** | (10 %) | 6 | 6 |

# 財務報表附註 | Notes to the Financial Statements

此敏感度分析乃假設外幣匯率變動已於結算日發生，並已應用於本集團各企業在該日已存在之金融工具之貨幣風險，而所有其他變數（特別是利率）保持不變。

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group entities' exposure to currency risk for financial instruments in existence at that date; and that all other variables, in particular interest rates, remain constant.

上述變動乃管理層對截至下年度結算日止期間的外幣匯率之合理可能變動之估計。就此而言，假設港元與美元之聯繫匯率不會因美元兌其他貨幣之匯率之任何變動而遭受重大影響。

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would not be materially affected by any changes in movement in value of the United States dollar against other currencies.

**(d) 股價風險**

**(d) Equity price risk**

本集團持有在香港聯合交易所有限公司上市之公司之股份，於財務報表中被歸類為可供出售之金融資產。該等股份主要為恒生香港綜合指數之成份股。該等投資之市值乃受各種因素影響，其中包括：由全球經濟情況變化而導致之市場價格變化、影響投資所在國家之宏觀及微觀經濟因素以及所投資公司之特定因素。

The Group has investments in shares of companies listed on the Stock Exchange of Hong Kong Limited which are classified as available-for-sale financial assets in the financial statements. These shares are mainly constituents of the Hang Seng Hong Kong Composite Index. The market values of these investments are affected by, amongst others, changes in market prices as a result of changes in global economic conditions, macro and micro economic factors affecting the country where the investments are quoted, and factors specific to the investee companies.

由上述因素導致之市場價格波動難以預料，惟本集團會密切注意該等因素之變化，以在適當及需要時作出回應。

The fluctuations in market prices due to the above factors are unforeseen. The Group monitors changes in these factors, and responds to them as and when appropriate and necessary.

於二零零九年十二月三十一日，倘恒生香港綜合指數上升／下跌10%，而所有其他變數維持不變，則本集團之投資重估儲備及總權益將分別增加約19,068,000港元及減少17,251,000港元（二零零八年：分別增加5,811,000港元及減少32,095,000港元）。

At 31 December 2009, it is estimated that a 10% increase/decrease in Hang Seng Hong Kong Composite Index, with all other variables held constant, the Group's investment revaluation reserve and total equity would increase by approximately HK$19,068,000 and decrease by HK$17,251,000 (2008: increase of HK$5,811,000 and decrease of HK$32,095,000 respectively).

該敏感度分析乃假設證券市場指數於結算日已發生合理可能變動，並已應用於在該日已存在之可供出售金融資產。另外亦假設本集團之投資之公平值會根據與相關證券市場指數之歷史關連而變動，而本集團之投資並無因相關證券市場指數之合理可能下跌而被認為減值。上述變動乃管理層對截至下年度結算日止期間的相關證券市場指數之合理可能變動之估計。該分析乃按與二零零八年相同之基準進行。

The sensitivity analysis has been determined assuming that the reasonably possible changes in the stock market index had occurred at the balance sheet date and had been applied to the available-for-sale financial assets in existence at that date. It is also assumed that the fair values of the Group's investments would change in accordance with the historical correlation with the relevant stock market index and that none of the Group's investments would be considered impaired as a result of a reasonably possible decrease in the relevant stock market index. The stated changes represent management's assessment of reasonably possible changes in the relevant stock market index over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2008.

# 財務報表附註 | Notes to the Financial Statements

## (e) 流動資金風險

流動資金風險指本集團於履行與金融負債相關之義務時遭遇困難之風險。本集團管理該風險之目標乃透過使用銀行貸款及透支，維持資金連續性與靈活性之平衡。此外，本集團亦已安排銀行信貸以應不時之需。

下表列示於結算日本集團金融負債之餘下合約期限詳情，乃基於按合約未貼現之現金流量（包括採用合約利率計算之利息付款，或若為浮動利率，則基於結算日之利率）及本集團須支付款項之最早日期：

## (e) Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulty in meeting its obligations associated with financial liabilities. The Group's objective in managing this risk is to maintain a balance between the continuity and the flexibility of funding through the use of bank loans and overdraft. In addition, banking facilities have been put in place for contingency purposes.

The following table details the remaining contractual maturities at the balance sheet date of the Group's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates as at the balance sheet date) and the earliest date on which the Group can be required to pay:

| | 應付款項 Accounts payable | |
|---|---|---|
| | **2009 港幣千元 HK$'000** | 2008 港幣千元 HK$'000 |
| 一年內或按要求 Within 1 year or on demand | **28,751** | 34,567 |
| 超過一年但少於兩年 More than 1 year but less than 2 years | **-** | - |
| 超過兩年但少於五年 More than 2 years but less than 5 years | **-** | - |
| 按合約未貼現之現金流量總額 Total contractual undiscounted cash flow | **28,751** | 34,567 |
| 賬面值 Carrying amount | **28,751** | 34,567 |

## (f) 信貸風險

本集團之信貸風險主要來自其銀行存款、應收款項及債務工具。本集團將其存款存放於數間認可之金融機構，以減低來自銀行之風險。

本集團透過採用信貸審批、信貸評級及監控程序等措施，管理其應收款項相關之信貸風險。本集團亦取得銀行擔保或現金按金作為若干客戶所欠款項之抵押。

本集團僅允許具有良好信貸記錄或較高信貸評級之客戶進行賒購，對於新客戶或信貸評級較低之客戶，通常採用預先付款或貨到付款方式進行交易。

為減少債務工具投資之信貸風險，本集團僅選擇有較高信貸評級之發行人。

## (f) Credit risk

The Group's credit risk arises mainly from its bank deposits, accounts receivable and debt instrument. To mitigate the risk arising from banks, the Group places its deposits with a number of authorised financial institutions.

The Group manages its credit risk associated with accounts receivable through the application of credit approvals, credit ratings and monitoring procedures. The Group also obtains bankers' guarantees or cash deposits as collateral from certain customers.

Credit sales are only made to customers with appropriate credit history or high credit standing while sales to new customers or customers of low credit standing are usually made on an advance payment or cash on delivery basis.

In order to minimise the credit risk arising from investment in debt instruments, the Group only selects issuers with high credit ratings.

# 財務報表附註 | Notes to the Financial Statements

本集團所面臨之最大信貸風險（未計及所持有之任何抵押）為扣除任何減值撥備後之銀行結餘、應收款項及債務工具之賬面值。

The maximum exposure to credit risk without taking account of any collateral held is represented by the carrying amount of bank balances, accounts receivable and the debt instrument after deducting any impairment allowance.

於結算日，由於本集團五位最大客戶僅佔應收款項結餘總額之29%（二零零八年：35%），故並無信貸集中風險。

At the balance sheet date, there is no concentration of credit risk as the Group's five largest customers accounted for 29% (2008: 35%) of total accounts receivable balance only.

有關本集團所面臨之應收款項之信貸風險，於財務報表附註13有以數量形式的進一步披露。

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from accounts receivable are set out in note 13 to the financial statements.

**(g) 公平值估計**

**(g) Fair value estimation**

自二零零九年一月一日起，本集團於資產負債表中按公平值計量之金融工具採納香港財務報告準則第7號之修訂，此項修訂要求採用下列公平值計量架構對公平值計量作出分級披露：

- 相同資產或負債之活躍市場報價（未經調整）（第1級）。
- 除包含於第1級之報價外，資產或負債之直接（即價格）或間接（即源自價格者）可觀察輸入資料（第2級）。
- 並非根據可觀察市場數據釐定之資產或負債之輸入資料（即不可觀察之輸入資料）（第3級）。

Effective 1 January 2009, the Group adopted the amendment to HKFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level of the fair value measurement hierarchy:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

於二零零九年十二月三十一日以公平值計量之金融資產於附註11中披露。所有金融資產被分類至第1級。公平值乃基於於結算日之市場報價。倘若能輕易地及定期地從交易所、交易商、經紀、行業集團、定價服務或規管機構獲得報價，而該等價格代表按公平基準進行之實際及定期市場交易，則市場被視為活躍。

The financial assets that were measured at fair value as at 31 December 2009 are disclosed in note 11. All of the financial assets are categorised in level 1. The fair value is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

# 財務報表附註 | Notes to the Financial Statements

## 32. 附屬公司及聯營公司

於二零零九年十二月三十一日，本公司之主要附屬公司及本集團之主要聯營公司之詳情如下：

## 32. Subsidiaries and Associates

Particulars of the Company's principal subsidiaries and the Group's principal associates at 31 December 2009 are as follows:

附屬公司

Subsidiaries

| 公司名稱<br>Company | 成立／註冊及營業地區<br>（法定企業類別）<br>Place of incorporation/ registration and operations<br>(Kind of legal entity) | 已發行／註冊股本面值<br>Nominal value of issued/ registered share capital | 持有比率<br>Proportion held<br>直接<br>Direct | <br><br>間接<br>Indirect | 業務性質<br>Nature of business |
|---|---|---|---|---|---|
| Coastline International Limited | 巴哈馬共和國<br>The Commonwealth of The Bahamas | 普通股2美元<br>Ordinary US$2 | - | 100% | 物業持有<br>Property holding |
| Lyton Investment Limited | 巴哈馬共和國<br>The Commonwealth of The Bahamas | 普通股2美元<br>Ordinary US$2 | - | 100% | 物業持有<br>Property holding |
| Macheer Properties Limited | 英屬維爾京群島<br>The British Virgin Islands | 普通股1美元<br>Ordinary US$1 | - | 100% | 物業持有<br>Property holding |
| 邁新廣告傳播（北京）有限公司<br>Mai Xin Advertising Communications (Beijing) Co., Ltd. | 中華人民共和國<br>（外商獨資企業）<br>The People's Republic of China (Wholly Foreign-owned Enterprise) | 註冊資本<br>3,500,000美元<br>Registered capital US$3,500,000 | - | 100% | 廣告代理<br>Advertising agent |
| SCMP (1994) Limited | 香港<br>Hong Kong | 普通股2港元<br>Ordinary HK$2 | 100% | - | 投資控股<br>Investment holding |
| SCMP Hearst Publications Limited | 香港<br>Hong Kong | 普通股10,000港元<br>Ordinary HK$10,000 | - | 70% | 雜誌出版<br>Magazine publishing |
| SCMP Magazines Publishing (HK) Limited | 香港<br>Hong Kong | 普通股10,000港元<br>Ordinary HK$10,000 | - | 100% | 雜誌出版<br>Magazine publishing |
| 南華早報刊物出版有限公司<br>SCMP Magazines Publishing Limited | 香港<br>Hong Kong | 普通股10,000港元<br>Ordinary HK$10,000 | - | 100% | 出版及廣告<br>Publication and advertising |
| SCMP.com Holdings Limited# | 英屬維爾京群島<br>The British Virgin Islands | 普通股1美元<br>Ordinary US$1 | 100% | - | 投資控股<br>Investment holding |
| 上海滬盈廣告有限公司#<br>Shanghai Hu Ying Advertising Co., Ltd.# | 中華人民共和國<br>（外商獨資企業）<br>The People's Republic of China (Wholly Foreign-owned Enterprise) | 註冊資本<br>2,100,000美元<br>Registered capital US$2,100,000 | - | 100% | 廣告代理<br>Advertising agent |

# 財務報表附註 | Notes to the Financial Statements

| 公司名稱<br>Company | 成立／註冊及營業地區（法定企業類別）<br>Place of incorporation/ registration and operations (Kind of legal entity) | 已發行／註冊股本面值<br>Nominal value of issued/ registered share capital | 持有比率 Proportion held<br>直接 Direct | <br>間接 Indirect | 業務性質<br>Nature of business |
|---|---|---|---|---|---|
| 上海南鴻信息服務有限公司<br>Shanghai Nan Hong Information Services Co., Ltd. | 中華人民共和國（外商獨資企業）<br>The People's Republic of China (Wholly Foreign-owned Enterprise) | 註冊資本 5,500,000美元<br>Registered capital US$5,500,000 | - | 100% | 提供諮詢及顧問服務<br>Provision of consulting and advisory service |
| 南華早報出版有限公司<br>South China Morning Post Publishers Limited | 香港<br>Hong Kong | 普通股 201,000,000港元<br>Ordinary HK$201,000,000 | - | 100% | 報章及雜誌出版<br>Newspaper and magazine publishing |
| South China Morning Post (S) Pte Ltd | 新加坡<br>Singapore | 普通股3新加坡元<br>Ordinary S$3 | - | 100% | 廣告代理<br>Advertising agent |
| 新利輝發展有限公司<br>Sunny Bright Development Limited | 香港<br>Hong Kong | 普通股2港元<br>Ordinary HK$2 | - | 100% | 物業持有<br>Property holding |
| 新利成發展有限公司<br>Sunny Success Development Limited | 香港<br>Hong Kong | 普通股2港元<br>Ordinary HK$2 | - | 100% | 物業持有<br>Property holding |

**聯營公司** **Associates**

| 公司名稱<br>Company | 成立及營業地區<br>Place of incorporation and operations | 已發行股本面值<br>Nominal value of issued share capital | 本集團應佔股本百分比<br>Percentage of equity attributable to the Group | 業務性質<br>Nature of business |
|---|---|---|---|---|
| Dymocks Franchise Systems (China) Limited# | 香港<br>Hong Kong | 普通股 7,700,000港元<br>Ordinary HK$7,700,000 | 45% | 經營書店<br>Bookshop operation |
| The Post Publishing Public Company Limited# | 泰國<br>Thailand | 普通股 500,000,000泰銖<br>Ordinary Baht500,000,000 | 21.3% | 報章及雜誌出版<br>Newspaper and magazine publishing |

\# *該等公司之賬目並非由香港羅兵咸永道會計師事務所，或其他羅兵咸永道會計師事務所國際成員公司審核。*

\# *The accounts of these companies were not audited by PricewaterhouseCoopers Hong Kong or other PricewaterhouseCoopers International member firms.*

董事認為，以上表列之本公司附屬公司及本集團之聯營公司對本集團年內業績有重大影響，或佔本集團資產淨值重大比例。董事認為，載列其他附屬公司及聯營公司之詳細資料會使所需篇幅過份冗長。

The above table lists the subsidiaries of the Company and associates of the Group which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

# 財務報表附註 | Notes to the Financial Statements

## 33. 關連人士交易

於二零零八年二月十一日，Kerry Media Limited（一間於英屬維爾京群島註冊成立之公司）成為本公司之直接控股公司。Kerry Group Limited（一間於科克群島註冊成立之公司）為Kerry Media Limited之最終控股公司。於結算日，董事視Kerry Group Limited為本公司之最終控股公司。

## 33. Related Party Transactions

On 11 February 2008, Kerry Media Limited, a company incorporated in the British Virgin Islands, became the immediate holding company of the Company. Kerry Group Limited, a company incorporated in the Cook Islands, is the ultimate holding company of Kerry Media Limited. The directors regard Kerry Group Limited as the ultimate holding company of the Company as of the balance sheet date.

### (a) 與Kerry Group之交易

自成為本集團之控股公司後，Kerry Group Limited及其附屬公司（「Kerry Group」）與本公司之重大交易如下：

### (a) Transactions with Kerry Group

Significant transactions with Kerry Group Limited and its group of subsidiaries ("Kerry Group") since its becoming the Group's holding company are as follows:

| | 集團 Group | |
|---|---|---|
| | 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
| 提供服務 Rendering of services | | |
| 一 廣告收益 - Advertising revenue | 2,256 | 2,163 |
| 一 雜誌製作之服務費 - Magazine production service fee | 1,280 | 1,701 |
| | 3,536 | 3,869 |

### (b) 與Kerry Group進行交易之結餘

### (b) Balances arising from transactions with Kerry Group

| | 集團 Group | |
|---|---|---|
| | 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
| 廣告服務所產生之應收賬款 Receivables arising from advertising services | 430 | 132 |
| 雜誌製作服務所產生之應收賬款 Receivables arising from magazine production services | 636 | 636 |
| | 1,066 | 768 |

### (c) 主要管理人員之酬金

### (c) Key management personnel compensation

| | 集團 Group | |
|---|---|---|
| | 2009 港幣千元 HK$'000 | 2008 港幣千元 HK$'000 |
| 薪金及其他短期僱員福利 Salaries and other short-term employee benefits | 16,677 | 19,199 |
| 退休後福利 Post-employment benefits | 342 | 500 |
| 解僱補償 Termination benefits | - | 239 |
| | 17,019 | 19,938 |

# 財務報表附註 | Notes to the Financial Statements

(d) 投資於關連人士所發行之擔保票據

於二零零九年六月，本集團於第二市場以代價3,057,000美元（相等於23,719,000港元）購入3,000,000美元之擔保票據。該等票據由Kerry Group Limited之間接附屬公司Gain Silver Finance Limited於二零零六年八月二十五日發行，票面利息為6.375%，將於二零一六年到期。票據於二零零九年十二月三十一日之公平值為24,118,000港元（二零零八年十二月三十一日：無）。

(d) Investment in guaranteed notes issued by a related party

In June 2009, the Group acquired guaranteed notes of US$3,000,000 in the secondary market at a consideration of US$3,057,000 (equivalent to HK$23,719,000). The notes were issued by Gain Silver Finance Limited, an indirect subsidiary of Kerry Group Limited, on 25 August 2006. They bear a coupon interest of 6.375% and will mature in 2016. The fair values of the notes were HK$24,118,000 as at 31 December 2009 (31 December 2008: Nil).

## 34. 財務報表之批准

本財務報表已於二零一零年三月二十二日獲董事會批准。

## 34. Approval of the Financial Statements

The financial statements were approved by the Board of Directors on 22 March 2010.

# Five-year Financial Summary 五年財務概要

| 經揀選財務數據 SELECTED FINANCIAL DATA<br>（百萬港元，每股金額除外）<br>(in HK$ millions, except per share amounts) | 截至十二月三十一日止年度<br>Year ended 31 December<br>2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| **經營業績 OPERATING RESULTS** | | | | | |
| 收益 Revenue | **741** | 1,045 | 1,252 | 1,213 | 1,120 |
| 主要業務之經營盈利 Operating profit from principal activities | **46** | 226 | 398 | 378 | 287 |
| 投資物業公平值收益／(虧損) Fair value gain/(loss) on investment properties | **135** | (81) | 266 | 40 | 50 |
| 經營盈利 Operating profit | **185** | 204 | 670 | 420 | 306 |
| 應佔聯營公司(虧損)／盈利 Share of (losses)/ profits of associates | **(3)** | 1 | 3 | 6 | 4 |
| 所得稅開支 Income tax expense | **(35)** | (22) | (119) | (80) | (59) |
| 股東應佔盈利淨額 Net profit attributable to shareholders | **138** | 173 | 548 | 339 | 246 |
| **普通股每股 PER SHARE OF COMMON STOCK** | | | | | |
| 主要業務之每股經營盈利(港仙) Operating profit from principal activities per share (in HK cents) | **2.92** | 14.50 | 25.48 | 24.19 | 18.41 |
| 每股基本盈利(港仙) Basic earnings per share (in HK cents) | **8.85** | 11.07 | 35.11 | 21.69 | 15.78 |
| 主要業務之每股攤薄經營盈利(港仙) Diluted operating profit from principal activities per share (in HK cents) | **不適用 N/A** | 不適用 N/A | 不適用 N/A | 不適用 N/A | 不適用 N/A |
| 每股攤薄盈利(港仙) Diluted earnings per share (in HK cents) | **不適用 N/A** | 不適用 N/A | 不適用 N/A | 不適用 N/A | 不適用 N/A |
| 每股股息(港仙) Dividend per share (in HK cents) | **-** | 8.00 | 18.00 | 19.00 | 15.00 |
| 每股資產淨值(港元) Net asset value per share (in HK$) | **1.34** | 1.22 | 1.39 | 1.21 | 1.10 |
| **財務狀況FINANCIAL POSITION** | | | | | |
| 物業、機器及設備 Property, plant and equipment | **496** | 503 | 534 | 567 | 623 |
| 資產總值 Total assets | **2,384** | 2,268 | 2,560 | 2,293 | 2,138 |
| 銀行貸款 Bank loans | **-** | - | - | (19) | (69) |
| 負債總額 Total liabilities | **(272)** | (337) | (372) | (398) | (407) |
| 股東應佔之資產淨值 Net assets attributable to shareholders | **2,091** | 1,910 | 2,172 | 1,883 | 1,721 |
| 已發行股份數目 Number of shares in issue | **1,560,945,596** | 1,560,945,596 | 1,560,945,596 | 1,560,945,596 | 1,560,945,596 |
| **重要比率 KEY RATIOS** | | | | | |
| 主要業務經營盈利佔收益 Operating profit from principal activities to revenue | **6%** | 22% | 32% | 31% | 26% |
| 平均股本回報率 Return on average equity | **7%** | 8% | 27% | 19% | 14% |
| 平均資產總值回報率 Return on average total assets | **6%** | 7% | 23% | 15% | 11% |
| 資產負債比率 Gearing | **-** | - | - | - | - |
| 流動資產比流動負債 Current assets to current liabilities | **3.54** | 2.47 | 2.40 | 2.16 | 1.71 |
| **全職僱員人數 FULL TIME EMPLOYEES** | **807** | 943 | 1,032 | 1,016 | 1,044 |

# 公司資料 Corporate Information

**網上股東資料**
www.scmpgroup.com
本公司網頁已登載有關本公司之最新資料，包括財務資料、新聞稿及其他公司資料

**Shareholder Information Online**
www.scmpgroup.com
Our website has up-to-date information about our company including financial information, press releases and other corporate information

**投資者關係聯絡人**
Eric Levin
(852) 2680 8852
investor.relations@scmp.com

**Investor Relations**
Eric Levin
(852) 2680 8852
investor.relations@scmp.com

**企業傳訊聯絡人**
黃美儀
(852) 2680 8163
communications@scmp.com

**Corporate Communications**
Anne Wong
(852) 2680 8163
communications@scmp.com

**公司秘書**
梁慧寶
(852) 2680 8805
corporatesecretarial@scmp.com

**Company Secretary**
Vera Leung
(852) 2680 8805
corporatesecretarial@scmp.com

**事業發展機會**
本公司在新聞工作、廣告、發行、市場推廣、製作、人力資源、財務及資訊科技領域提供事業發展機會。有意申請者可將應聘資料傳送至career@scmp.com

**Career Opportunities**
We offer career opportunities in journalism, advertising, circulation, marketing, production, human resources, finance and information technology. Applicants can send their applications to career@scmp.com

**股票過戶登記處**
香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke HM08, Bermuda

**Share Registrars**
Computershare Hong Kong Investor Services Limited
46/F, Hopewell Centre,
183 Queen's Road East, Hong Kong

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke HM08, Bermuda

**註冊辦事處**
Canon's Court, 22 Victoria Street,
Hamilton HM12, Bermuda

**Registered Office**
Canon's Court, 22 Victoria Street,
Hamilton HM12, Bermuda

**總辦事處及主要營業地點**
香港
新界大埔工業邨
大發街22號南華早報中心
(852) 2680 8888

香港銅鑼灣禮頓道1號地下至3樓
(852) 2565 2565
(852) 2565 2222

**Head Office and Principal Place of Business**
Morning Post Centre, 22 Dai Fat Street,
Tai Po Industrial Estate, New Territories,
Hong Kong
(852) 2680 8888

G/F-3/F, 1 Leighton Road, Causeway Bay, Hong Kong
(852) 2565 2565
(852) 2565 2222

**股份上市資料**
在香港聯合交易所主板上市
股份代號：0583.HK

**Stock Listing**
Listed on the main board of
the Hong Kong Stock Exchange
Ticker: 0583.HK

**股東週年大會**
股東週年大會將於二零一零年五月二十四日
上午十一時正假座香港法院道太古廣場
港島香格里拉大酒店五樓香島殿舉行

**Annual General Meeting**
The annual general meeting will be held
on 24 May 2010 at 11:00 a.m. at
Island Ballroom A, Level 5, Island Shangri-La Hotel,
Pacific Place, Supreme Court Road, Hong Kong

**集團資料**

**Company Listings**

**報章出版**
南華早報出版有限公司
香港
新界大埔工業邨
大發街22號南華早報中心
(852) 2680 8888

**Newspaper Publishing**
South China Morning Post Publishers Limited
Morning Post Centre, 22 Dai Fat Street,
Tai Po Industrial Estate, New Territories,
Hong Kong
(852) 2680 8888

**雜誌出版**
SCMP Hearst Publications Limited
SCMP Maxim Limited
SCMP Magazines Publishing (HK) Limited
香港銅鑼灣禮頓道1號1樓
(852) 2565 2565

**Magazine Publishing**
SCMP Hearst Publications Limited
SCMP Maxim Limited
SCMP Magazines Publishing (HK) Limited
1/F, 1 Leighton Road, Causeway Bay, Hong Kong
(852) 2565 2565

**主要往來銀行**
香港上海滙豐銀行有限公司
香港皇后大道中1號

**Principal Banker**
The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central, Hong Kong

**法律顧問**
高偉紳律師事務所
香港康樂廣場一號
怡和大廈28樓

的近律師行
香港中環
遮打道18號
歷山大廈5樓

Appleby
香港中環
夏慤道12號
美國銀行中心8樓

**Legal Advisers**
Clifford Chance
28/F, Jardine House,
One Connaught Place, Hong Kong

Deacons
5/F, Alexandra House,
18 Chater Road,
Central, Hong Kong

Appleby
8/F, Bank of America Tower,
12 Harcourt Road,
Central, Hong Kong

**核數師**
羅兵咸永道會計師事務所
香港執業會計師
香港中環
太子大廈22樓

**Auditors**
PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building,
Central, Hong Kong

**董事會**
*非執行董事*
彭定中博士，主席
Roberto V. Ongpin，副主席
邱繼炳博士
郭孔演

*獨立非執行董事*
夏佳理
胡祖六博士（任期於二零一零年三月二十三日生效）
李國寶爵士
黃啟民

*執行董事*
郭惠光

**Board of Directors**
*Non-Executive Directors*
Dr. David J. Pang, Chairman
Roberto V. Ongpin, Deputy Chairman
Tan Sri Dr. Khoo Kay Peng
Kuok Khoon Ean

*Independent Non-executive Directors*
The Hon. Ronald J. Arculli
Dr. Fred Hu Zu Liu (appointed with effect from 23 March 2010)
Dr. The Hon. Sir David Li Kwok Po
Wong Kai Man

*Executive Director*
Kuok Hui Kwong

**審核委員會**
李國寶爵士，主席
夏佳理
黃啟民

**Audit Committee**
Dr. The Hon. Sir David Li Kwok Po, Chairman
The Hon. Ronald J. Arculli
Wong Kai Man

**薪酬委員會**
黃啟民，主席
夏佳理
郭孔演

**Remuneration Committee**
Wong Kai Man, Chairman
The Hon. Ronald J. Arculli
Kuok Khoon Ean

**提名委員會**
夏佳理，主席
彭定中博士
黃啟民

**Nomination Committee**
The Hon. Ronald J. Arculli, Chairman
Dr. David J. Pang
Wong Kai Man

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in SCMP Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.





# SCMP Group Limited
# SCMP 集團有限公司*

*(Incorporated in Bermuda with limited liability)*
**(Stock Code: 583)**

## Proposals for Grant of General Mandates to Issue and Repurchase Shares and Adoption of New Chinese Name and Adoption of the 2010 Share Option Scheme and Termination of the Existing Share Option Scheme and Notice of Annual General Meeting



A notice convening the annual general meeting of SCMP Group Limited to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 24 May 2010 at 11:00 a.m. is set out on pages 12 to 17 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy enclosed with this circular in accordance with the instructions printed thereon and return it to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

16 April 2010

* *For identification purpose only*

*In this circular, the following expressions shall have the following meanings unless the context requires otherwise:*

| | |
|---|---|
| "2010 Share Option Scheme" | the new share option scheme to be adopted by the Company at the Annual General Meeting, the principal terms of which are set out on pages 25 to 33 of this circular |
| "Adoption Date" | the date on which the 2010 Share Option Scheme is adopted by resolution of the Company in general meeting |
| "Affiliate Company" | a Controlling Shareholder of the Company or a subsidiary or Associate of a Controlling Shareholder |
| "Allotment Date" | the date on which Shares are allotted to a Grantee pursuant to an Option granted and exercised hereunder |
| "Annual General Meeting" | the annual general meeting of the Company to be held at 11:00 a.m. on Monday, 24 May 2010 at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong |
| "Associate" | shall have the meaning ascribed to it under the Listing Rules, save that in the definition of "Eligible Person" and elsewhere expressly provided in the provisions of the 2010 Share Option Scheme, the percentage stated in the Listing Rules' definition of an "associate" as the amount specified in the Takeovers Code shall instead be the Relevant Percentage |
| "Auditors" | the auditors of the Company at the relevant time |
| "AGM Notice" | the notice convening the Annual General Meeting as set out on pages 12 to 17 of this circular |
| "Bankruptcy Ordinance" | the Bankruptcy Ordinance (Chapter 6 of the laws of Hong Kong) as amended from time to time |
| "Board" | the board of directors of the Company or, except as provided in the 2010 Share Option Scheme, a duly authorised committee thereof |
| "Business Day" | shall have the meaning ascribed to it under the Listing Rules |

| | |
|---|---|
| "Bye-Laws" | the Bye-Laws adopted by the Company on 4 November 1996 as amended, supplemented or modified from time to time |
| "Commencement Date" | in respect of any particular Option, the date upon which the Option is deemed to be granted and accepted in accordance with the provisions of the 2010 Share Option Scheme |
| "Companies Ordinance" | the Companies Ordinance (Chapter 32 of the laws of Hong Kong) as amended from time to time |
| "Company" | SCMP Group Limited, an exempted company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange |
| "Controlling Shareholder" | shall have the meaning ascribed to it under the Listing Rules |
| "Directors" | the directors of the Company |
| "Eligible Person" | means any of the following persons:<br>(a) an Executive;<br>(b) a director or proposed director (including an independent non-executive director) of any member of the Group;<br>(c) a consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of the Group; and<br>(d) an Associate of any of the foregoing persons |
| "Executive" | any executive director of, manager of, or other employee holding an executive, managerial, supervisory or similar position in, any member of the Group (an "Employee"), any proposed Employee, any full-time or part-time Employee, or a person for the time being seconded to work full-time or part-time for any member of the Group |
| "Existing Share Option Scheme" | the existing share option scheme adopted by the Company on 25 May 2006 |

| | |
|---|---|
| "Grantee" | any Eligible Person who accepts the offer of the grant of an Option in accordance with the terms of the 2010 Share Option Scheme or (in the case of an Eligible Person being an individual and where the context so permits) the legal personal representative(s) entitled to any such Option in consequence of the death of the Eligible Person |
| "Group" | the Company, its subsidiaries and Associates, and Invested Entities |
| "HK$" | Hong Kong dollars |
| "Hong Kong" | Hong Kong Special Administrative Region of the People's Republic of China |
| "Invested Entity" | a corporation, partnership, incorporated or unincorporated body or other entity in which the Company or any of its subsidiaries holds an interest |
| "Latest Practicable Date" | 12 April 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time |
| "Non-Executive Director Retirement" | a non-executive director who retires pursuant to the provisions of the Company's Bye-Laws (as amended from time to time) and who notifies the Company that he is not offering himself up for re-election at the Company's annual general meeting |
| "Offer Date" | the date of the Board resolution approving the grant of Options, which must be a Business Day |
| "Option" | an option to subscribe for Shares granted pursuant to the 2010 Share Option Scheme |
| "Option Period" | in respect of any particular Option, such period as the Board may in its absolute discretion determine, save that such period shall not be longer than 10 years commencing on the Commencement Date |
| "Option Shares" | Shares to which any particular Option relates |

| | |
|---|---|
| "Other Share Option Scheme" | any and all schemes of the Company other than the 2010 Share Option Scheme involving the grant of options over new Shares or other new securities of the Company |
| "Relevant Percentage" | shall mean the higher of:<br><br>(a) the percentage stated in the Listing Rules' definition of an associate as the amount specified in the Takeovers Code as being the level for triggering a mandatory general offer; and<br><br>(b) the amount specified in Part XV of the Securities and Futures Ordinance as amended from time to time as being the amount of voting power a person is entitled to exercise or control the exercise of upon which that person is taken to be interested in the shares of a corporation |
| "Securities and Futures Ordinance" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "Share(s)" | the ordinary share(s) of HK$0.10 each in the share capital of the Company, or, if there has been a subdivision, consolidation, reclassification of or reconstruction of the share capital of the Company, shares forming part of the ordinary share capital of the Company |
| "Shareholder(s)" | holder(s) of Share(s) in issue |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Subscription Price" | the price per Share at which a Grantee may subscribe for Shares on the exercise of an Option pursuant to the provisions of the 2010 Share Option Scheme |
| "subsidiary" | means a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong) or the Companies Act 1981 of Bermuda (as amended) or the local companies law, act and/or ordinance where the subject company was incorporated) |
| "Takeovers Code" | Hong Kong Code on Takeovers and Mergers approved by the Securities and Futures Commission from time to time |

# SCMP Group Limited
# SCMP 集團有限公司*

*(Incorporated in Bermuda with limited liability)*
**(Stock Code: 583)**

***Directors:***
*Non-executive Directors*
Dr. David J. Pang *(Chairman)*
Roberto V. Ongpin *(Deputy Chairman)*
Tan Sri Dr. Khoo Kay Peng
Kuok Khoon Ean

*Independent Non-executive Directors*
The Hon. Ronald J. Arculli
Dr. Fred Hu Zu Liu
Dr. The Hon. Sir David Li Kwok Po
Wong Kai Man

*Executive Director*
Kuok Hui Kwong

***Registered Office:***
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

***Principal Place of Business:***
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
New Territories
Hong Kong

16 April 2010

*To Shareholders*

Dear Sir or Madam,

## Proposals for Grant of General Mandates to Issue and Repurchase Shares and Adoption of New Chinese Name and Adoption of the 2010 Share Option Scheme and Termination of the Existing Share Option Scheme and Notice of Annual General Meeting

### 1. INTRODUCTION

The purpose of this letter is to provide information to Shareholders regarding the proposals to grant the Directors general mandates to issue and repurchase Shares, to adopt a new Chinese name of the Company for identification purpose and to adopt the 2010 Share

* *For identification purpose only*

Option Scheme and terminate the Existing Share Option Scheme at the Annual General Meeting. Set out in Appendix 1 to this letter is the AGM Notice convening the Annual General Meeting at which Shareholders will be requested to consider and, if they think fit, adopt resolutions relating to the grant of general mandates to issue and repurchase Shares, the adoption of a new Chinese name of the Company, the adoption of the 2010 Share Option Scheme and termination of the Existing Share Option Scheme and certain other resolutions as ordinary businesses of the Annual General Meeting.

## 2. GENERAL MANDATE TO ISSUE SHARES

At the last annual general meeting of the Company held on 25 May 2009, the Directors were granted a general mandate to allot, issue and deal with additional Shares up to a maximum of 20 per cent. of the share capital of the Company in issue as at the date of the passing of the relevant resolution. Such general mandate will cease to be effective at the conclusion of the Annual General Meeting.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 5 in the AGM Notice to renew the mandate to give the Directors power to allot, issue and deal with additional Shares with an aggregate nominal amount not exceeding 20 per cent. of the share capital of the Company in issue as at the date of the passing of the resolution. Based on the 1,560,945,596 Shares in issue as at the Latest Practicable Date and assuming no Shares are issued or repurchased before the Annual General Meeting, the Company would therefore be allowed under this mandate to issue a maximum of 312,189,119 Shares.

Such general mandate, if approved by the Shareholders, will be effective during the period from the date of the passing of the resolution until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest. Subject to Shareholders granting the Directors the general mandate to repurchase Shares as described below, Shareholders are also asked to extend the general mandate to issue Shares by an amount representing the aggregate nominal amount of the Shares repurchased by the Company under the general mandate to repurchase Shares such that the amount of Shares so repurchased does not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution.

## 3. GENERAL MANDATE TO REPURCHASE SHARES

At the last annual general meeting of the Company held on 25 May 2009, the Directors were granted a general mandate to repurchase Shares up to an aggregate nominal amount not exceeding 10 per cent. of the aggregate nominal amount of Shares in issue as at the date of the passing of the relevant resolution. Such general mandate will cease to be effective at the conclusion of the Annual General Meeting.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 6 in the AGM Notice to renew the mandate to give the Directors power to repurchase Shares up to an aggregate nominal amount not exceeding 10 per cent. of the aggregate nominal amount of Shares in issue as at the date of the passing of the resolution. Based on the 1,560,945,596 Shares in issue as at the Latest Practicable Date and assuming no Shares are issued or repurchased before the Annual General Meeting, the Company would therefore be allowed under this mandate to repurchase a maximum of 156,094,559 Shares.

In accordance with the Listing Rules, Appendix 2 to this letter serves as an explanatory statement to provide Shareholders with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to be proposed at the Annual General Meeting to renew the mandate to allow the Directors to repurchase Shares.

## 4. RE-ELECTION OF RETIRING DIRECTORS

In accordance with Bye-Law 99 of the Company's Bye-Laws, every Director shall retire from office no later than the third annual general meeting after he was last elected or re-elected. If the number of Directors so retiring is less than one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors for the time being, then additional Directors who have been longest in office since their last election or re-election shall retire from office by rotation to make up the shortfall so that one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors will retire at each annual general meeting.

Mr. Wong Kai Man was last re-elected in 2007. Mr. Roberto V. Ongpin and Mr. Kuok Khoon Ean were last re-elected in 2008. They will retire from office and are eligible for re-election at the Annual General Meeting. All the said Directors offer themselves for re-election.

Mr. Wong Kai Man is an Independent Non-executive Director of the Company. The Company has received an annual confirmation of independence from Mr. Wong in accordance with Rule 3.13 of the Listing Rules.

In addition, Dr. Fred Hu Zu Liu was appointed as an Independent Non-executive Director of the Company with effect from 23 March 2010. In accordance with Bye-Law 102(B) of the Company's Bye-Laws, Dr. Hu shall hold office until the conclusion of the Annual General Meeting and shall be eligible for re-election at the Annual General Meeting. Dr. Hu offers himself for re-election.

The Directors are of the opinion that Mr. Wong and Dr. Hu have been and continue to be independent. In reaching their opinion of the independence of Mr. Wong and Dr. Hu, the Directors were satisfied that there are no relationships or circumstances which are likely to affect their judgement and any relationships or circumstances which could appear to do so were considered not material. The Directors recommend Shareholders to vote for the re-election of Mr. Wong and Dr. Hu as Independent Non-executive Directors of the Company.

Shareholders are requested to consider and vote on the re-election of Mr. Wong Kai Man, Mr. Roberto V. Ongpin, Mr. Kuok Khoon Ean and Dr. Fred Hu Zu Liu separately and individually, under resolution 2 of the AGM Notice. The biographies and details of interests in the Shares of the Directors to be re-elected at the Annual General Meeting are set out in Appendix 3 to this letter.

## 5. ADOPTION OF NEW CHINESE NAME

The Company adopted the Chinese name "SCMP 集團有限公司" for identification purpose only according to the approval of Shareholders on 12 November 2001. In order to better reflect the identity of the Company in Chinese, the Directors propose to change the Chinese name of the Company "SCMP 集團有限公司" to "南華早報集團有限公司" as the new Chinese name of the Company for identification purpose only.

The proposed adoption of the new Chinese name of the Company will be subject to the passing of a special resolution by the Shareholders at the Annual General Meeting under resolution 8 in the AGM Notice. The Company will apply for registration of the new Chinese name with the Registrar of Companies in Hong Kong under Part XI of the Companies Ordinance if and when resolution 8 in the AGM Notice is passed at the Annual General Meeting. The effective date of the adoption of the new Chinese name of the Company shall be the date on which the new Chinese name of the Company is registered with the Registrar of Companies in Hong Kong. The Company will then apply with the Stock Exchange for a new Chinese stock short name for trading in the Shares on the Stock Exchange. Further announcement will be made by the Company in relation to the effective dates of adoption of the new Chinese name and the new Chinese stock short name.

The adoption of the new Chinese name of the Company will not affect the rights of any Shareholders. All existing share certificates in issue bearing the present name of the Company will, after the adoption of the new Chinese name, continue to be evidence of title to the Shares and will be valid for trading, settlement and delivery for the same number of Shares. The Company will not issue any replacement share certificates following the adoption of the new Chinese name.

## 6. ADOPTION OF THE 2010 SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

The Existing Share Option Scheme was approved by Shareholders on 25 May 2006. No option has been granted, exercised, cancelled or lapsed under the Existing Share Option Scheme since its adoption by Shareholders. The Existing Share Option Scheme will expire on 25 May 2016.

As at the Latest Practicable Date, the issued share capital of the Company is 1,560,945,596 Shares. Under the Existing Share Option Scheme, the Company can grant options to subscribe for up to 156,094,559 Shares, representing 10 per cent. of the issued share capital of the Company as at the Latest Practicable Date. As at the Latest Practicable Date, no option is outstanding under the Existing Share Option Scheme.

It is proposed that, subject to the approval of the Shareholders for the adoption of the 2010 Share Option Scheme at the Annual General Meeting, the Existing Share Option Scheme shall be terminated with effect from the conclusion of the Annual General Meeting (such that thereafter no further options shall be offered but the options which had been granted, if any, during the life of the Existing Share Option Scheme shall continue to be valid and exercisable in accordance with their terms of issue and in all other respects the provisions of the Existing Share Option Scheme shall remain in full force and effect) and the 2010 Share Option Scheme will take effect on the date of its adoption at the Annual General Meeting. Operation of the 2010 Share Option Scheme will commence after all conditions precedent have been fulfilled.

The Directors consider that in order to enable the Group to motivate Eligible Persons to optimise their future contributions to the Group and/or to reward them for their past contributions, to attract and retain or otherwise maintain on-going relationships with such Eligible Persons who are significant to and/or whose contributions are or will be beneficial to the performance, growth and success of the Group, it is important that the Group should continue to provide such Eligible Persons with an additional incentive by offering them an opportunity to obtain an ownership interest in the Company and to reward them for contributing to the long term success of the Group.

The 2010 Share Option Scheme permits the Company to grant Options to a wider category of Eligible Persons and not just the existing eligible employees or executive directors as under the Existing Share Option Scheme. Under the provisions of the 2010 Share Option Scheme, the Board has discretion to set a minimum period for which an Option has to be held before it may be exercised. This discretion allows the Board to provide incentives to an Eligible Person to remain as an Eligible Person during the minimum period and thereby enable the Group to continue to benefit from the services of such Eligible Person during such period. This discretion, coupled with the power of the Board to impose any performance target as they may consider appropriate before any Option can be exercised, enables the Group to provide incentives to the Eligible Persons to use their best endeavours in assisting the growth and the development of the Group. The flexibility given to the Directors to grant Options to Eligible Persons, other than the existing eligible employees or executive directors under the Existing Share Option Scheme, and to impose minimum periods for which the Options have to be held and performance targets that have to be achieved before the Options can be exercised, will place the Group in a better position to attract human resources that are valuable to the growth and the development of the Group as a whole, compared to the Existing Share Option Scheme.

It is therefore proposed that the 2010 Share Option Scheme for the benefit of the Eligible Persons be adopted and the Existing Share Option Scheme be terminated simultaneously at the Annual General Meeting. A summary of the principal terms of the 2010 Share Option Scheme is set out in Appendix 4 to this letter. A copy of the 2010 Share Option Scheme will be available for inspection during normal business hours at the principal place of business of the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong during the 14-day period immediately preceding the Annual General Meeting and at the Annual General Meeting itself.

The maximum number of Shares which may be issued upon exercise of all Options to be granted under the 2010 Share Option Scheme (when aggregated with Shares to be issued upon exercise of options to be granted under Other Share Option Scheme) may not in aggregate exceed 10 per cent. of the Shares in issue as at the Adoption Date. Assuming that there is no change in the issued share capital of the Company between the period from the Latest Practicable Date and the Adoption Date, the number of Shares that may be issued pursuant to the 2010 Share Option Scheme on the Adoption Date will be 156,094,559 Shares, being 10 per cent. of the Company's issued share capital as at the Latest Practicable Date.

The 2010 Share Option Scheme is in compliance with Chapter 17 of the Listing Rules. Application will be made to the Stock Exchange for the approval of the 2010 Share Option Scheme and the subsequent granting of options thereunder and the listing of and permission to deal in the Shares to be issued upon exercise of options granted under the 2010 Share Option Scheme.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass ordinary resolutions as set out in resolutions 9 and 10 in the AGM Notice to approve the 2010 Share Option Scheme, to authorise the Directors to issue and allot Shares upon exercise of options under the 2010 Share Option Scheme and to terminate the Existing Share Option Scheme.

## 7. ANNUAL GENERAL MEETING

Set out in Appendix 1 to this letter is the AGM Notice to convene the Annual General Meeting to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 24 May 2010 at 11:00 a.m. to consider certain resolutions as ordinary businesses of the Annual General Meeting. In addition to this, Shareholders are requested to consider resolutions 5 to 7 in the AGM Notice relating to grant of the general mandates to the Directors to issue and repurchase Shares which are proposed as ordinary resolutions, resolution 8 in the AGM Notice relating to the adoption of a new Chinese name of the Company as a special resolution and resolutions 9 and 10 in the AGM Notice relating to the adoption of the 2010 Share Option Scheme and termination of the Existing Share Option Scheme as ordinary resolutions.

**Whether or not you are able to attend the Annual General Meeting, you are requested to complete the enclosed form of proxy and return the same to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong in accordance with the instructions printed thereon. The form of proxy is to be received by the Company not later than 11:00 a.m. on Saturday, 22 May 2010.** Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

Rights to demand a poll on the proposed resolutions at the Annual General Meeting are set out in Appendix 5 to this letter.

## 8. RECOMMENDATION

The Directors are of the opinion that all the proposed resolutions are in the best interest of the Company and the Shareholders as a whole and recommend Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting: (i) to adopt the Audited Financial Statements and the Directors' Report and Independent Auditor's Report; (ii) to re-elect the retiring Directors; (iii) to authorise the Board to fix Directors' fee; (iv) to re-appoint Auditor; (v) to grant a general mandate to issue Shares; (vi) to grant a general mandate to repurchase Shares; (vii) to grant a general mandate to add repurchased Shares to the share issue general mandate; (viii) to approve the adoption of a new Chinese name of the Company; (ix) to adopt the 2010 Share Option Scheme; and (x) to terminate the Existing Share Option Scheme.

## 9. ADDITIONAL INFORMATION

Enclosed with this circular is a copy of the 2009 Annual Report of the Company. Shareholders are advised to have regard to the information contained in this Annual Report in arriving at their decision as to voting at the Annual General Meeting.

Yours faithfully,
**David J. Pang**
*Chairman*

# SCMP Group Limited
# SCMP 集團有限公司*

*(Incorporated in Bermuda with limited liability)*
**(Stock Code: 583)**

Notice is hereby given that the Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 24 May 2010 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Independent Auditor's Report for the year ended 31 December 2009.

2. To re-elect the following retiring Directors:

   (a) Mr. Wong Kai Man as Independent Non-executive Director

   (b) Mr. Roberto V. Ongpin as Non-executive Director

   (c) Mr. Kuok Khoon Ean as Non-executive Director

   (d) Dr. Fred Hu Zu Liu as Independent Non-executive Director

3. To authorise the Board to fix Directors' fee.

4. To re-appoint PricewaterhouseCoopers as Auditor and authorise the Board to fix their remuneration.

5. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

   "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make or grant offers, agreements and options which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require Shares to be allotted and issued during and/or after the end of the Relevant Period;

* *For identification purpose only*

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to or in consequence of:

(i) a Rights Issue (as hereinafter defined); or

(ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; or

(iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or

(v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-Laws of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting.

"Rights Issue" means an offer of Shares, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"**THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

7. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to the passing of the resolutions 5 and 6 above, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares pursuant to resolution 5 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 6 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

8. As special business, to consider and if thought fit, pass the following resolution as a special resolution:

   "**THAT** "南華早報集團有限公司" be adopted as the new Chinese name of the Company for identification purpose only and **THAT** such Chinese name be filed and/or registered with the Registrar of Companies in Hong Kong under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and the Directors be and are hereby authorised to do all such acts and things and to execute all such documents and deeds as they may, in their absolute discretion, deem fit and necessary to effect and implement such adoption of the new Chinese name of the Company."

9. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

   "**THAT**, subject to and conditional upon The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of and permission to deal in, the ordinary shares of HK$0.10 each in the capital of the Company (or of such other nominal amount as may result from a sub-division, consolidation or reduction of the share capital of the Company from time to time) (the "Shares") or any part thereof to be issued pursuant to the exercise of any options that may be granted under the share option scheme of the Company (the "2010 Share Option Scheme"), the terms of which are contained in the document marked "A" produced to the meeting and for the purpose of identification signed by the Chairman of the meeting, the 2010 Share Option Scheme be and is hereby approved and adopted as the new share option scheme of the Company and the directors of the Company be and are hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2010 Share Option Scheme, notwithstanding that they or any of them may be interested in the same, including without limitation to:

   (a) administer the 2010 Share Option Scheme under which options will be granted to participants eligible under the 2010 Share Option Scheme to subscribe for Shares;

   (b) modify and/or amend the 2010 Share Option Scheme from time to time provided that such modification and/or amendment is/are effected in accordance with the provisions of the 2010 Share Option Scheme relating to modification and/or amendment and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange;

   (c) issue and allot from time to time such number of Shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the 2010 Share Option Scheme provided that the total number of Shares which may be issued upon exercise of all options to be granted under the 2010 Share Option Scheme and any other share option schemes of the Company shall not exceed ten (10) per cent. of the relevant class of the issued share capital of the Company as at the date of passing this resolution (the "Scheme Mandate

Limit"), with the acknowledgement that the Company may seek an approval from its shareholders in general meeting to refresh the Scheme Mandate Limit from time to time but provided always that the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2010 Share Option Scheme and any other share option schemes of the Company shall not in aggregate exceed thirty (30) per cent. of the issued share capital of the Company from time to time; and

(d) make application at the appropriate time or times to the Stock Exchange and any other stock exchanges upon which the issued Shares may be listed at the relevant time for the listing of, and permission to deal in, any Shares or any part thereof that may hereafter from time to time be issued and allotted pursuant to the exercise of options granted under the 2010 Share Option Scheme."

10. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to and conditional upon the passing of the resolution 9 above of which this resolution forms part and the condition referred to therein being satisfied or fulfilled, the existing share option scheme adopted by the Company on 25 May 2006 (the "Existing Share Option Scheme") be and is hereby terminated with effect from the conclusion of this meeting such that thereafter no further options shall be offered but the options which had been granted, if any, during the life of the Existing Share Option Scheme shall continue to be valid and exercisable in accordance with their terms of issue and in all other respects the provisions of the Existing Share Option Scheme shall remain in full force and effect."

By Order of the Board
**Vera Leung**
*Company Secretary*

Hong Kong, 16 April 2010

*As at the date hereof, the Board comprises:*
*Non-executive Directors*
Dr. David J. Pang *(Chairman)*, Mr. Roberto V. Ongpin *(Deputy Chairman)*, Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean
*Independent Non-executive Directors*
The Hon. Ronald J. Arculli, Dr. Fred Hu Zu Liu, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man
*Executive Director*
Ms. Kuok Hui Kwong

*Notes:*

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of two or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his or her stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the above meeting. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the above meeting if the member so wishes.

(5) The register of members of the Company will be closed from Monday, 17 May 2010 to Thursday, 20 May 2010, both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Friday, 14 May 2010 so as to qualify for attending the above meeting.

(6) Members of the Company are advised to read the circular to shareholders dated 16 April 2010 which contains information concerning the resolutions to be proposed in this notice.

This explanatory statement relates to resolution 6 proposed to be passed at the Annual General Meeting, which is an ordinary resolution to grant the Directors a general mandate to repurchase Shares through the Stock Exchange. It contains all the information required pursuant to Rule 10.06(1)(b) of the Listing Rules to be given to the Shareholders to enable them to make an informed decision on whether to vote for or against such ordinary resolution.

## 1. SHARE REPURCHASE PROPOSAL

Under the Listing Rules, all the Shares proposed to be repurchased by the Company shall be fully paid up. All proposed repurchase of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a specific transaction.

As at the Latest Practicable Date, the share capital of the Company in issue comprised 1,560,945,596 Shares. Assuming no Shares are issued or repurchased before the Annual General Meeting and the ordinary resolution authorising the Directors to repurchase Shares is passed at the Annual General Meeting, up to 156,094,559 Shares representing 10 per cent. of the share capital of the Company in issue as at the date of the passing of the resolution may be repurchased by the Company during the period from the date of the passing of the resolution until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

## 2. REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and the Shareholders.

## 3. FUNDING OF REPURCHASE

Under the Listing Rules, repurchases of Shares by the Company must be funded out of funds legally available for the purpose. The Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-Laws and the applicable laws of Hong Kong and Bermuda.

It is presently proposed that any repurchase of Shares would be paid out of capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

In addition, on the basis of the consolidated financial position of the Company as at 31 December 2009 (being the date to which the latest published audited financial statements of the Company have been made up), the Directors consider that the exercise in full of the share repurchase mandate might have a material adverse impact on the working capital position of the Company as compared with its position as at 31 December 2009. No repurchase would be made in circumstances that might have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors considered that such repurchases were in the best interests of the Company notwithstanding such material adverse impact.

## 4. GENERAL

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) has any present intention, in the event that the resolution to grant the Directors a general mandate to repurchase Shares is approved by Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to the share repurchase mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

If, as a result of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Kerry Group Limited (through its subsidiaries and controlled corporations) was interested in 1,155,061,308 Shares (which comprise both the interests in 930,061,308 Shares and the interests in 225,000,000 Shares from equity derivatives), representing approximately 74.00 per cent. of the total share capital of the Company in issue. In the event of the Directors exercising in full the power to repurchase Shares under the mandate, Kerry Group Limited would (assuming that there is no change in relevant facts and circumstances) hold approximately 82.22 per cent. of the total share capital of the Company in issue (assuming the said derivative interests in 225,000,000 Shares have become fully vested). Such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code but would reduce the number of Shares held by the public to less than 25%. The Directors have no present intention to repurchase Shares to such an extent which will result in the amount of Shares held by public being reduced to less than 25% of the total issued share capital of the Company.

Save as aforesaid, the Directors are not aware of any consequence that would arise under the Takeovers Code and the Hong Kong Code on Share Repurchases in the event of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

## 5. SHARE REPURCHASES MADE BY THE COMPANY

The Company has made no repurchase of its Shares (whether on the Stock Exchange or otherwise) in the past six months prior to the Latest Practicable Date.

## 6. SHARE PRICE

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the 12 months prior to the printing of this explanatory statement were as follows:

| Year | Month | Highest Traded Price *(HK$)* | Lowest Traded Price *(HK$)* |
|---|---|---|---|
| 2009 | April | 1.16 | 0.98 |
| | May | 1.45 | 1.00 |
| | June | 1.46 | 1.23 |
| | July | 1.38 | 1.20 |
| | August | 1.35 | 1.23 |
| | September | 1.31 | 1.20 |
| | October | 1.45 | 1.26 |
| | November | 1.48 | 1.34 |
| | December | 1.66 | 1.30 |
| 2010 | January | 1.77 | 1.41 |
| | February | 1.60 | 1.45 |
| | March | 1.60 | 1.31 |
| | April (up to Latest Practicable Date) | 1.68 | 1.39 |

Biographies of and interests in Shares held by Directors proposed to be re-elected at the Annual General Meeting:

**1. Mr. Wong Kai Man**

Mr. Wong Kai Man, BBS, JP, aged 59, an Independent Non-executive Director, joined the Board in April 2007. Mr. Wong is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of The Stock Exchange of Hong Kong Limited from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005 and is currently the director of two charity foundations: Victor and William Fung Foundation Ltd. and Li & Fung (1906) Foundation Limited, and an Honorary Associate Professor of the School of Business of the University of Hong Kong. He is currently an independent non-executive director of China Construction Bank Corporation (listed in Hong Kong and Shanghai), Shangri-La Asia Limited (listed in Hong Kong and Singapore) and SUNeVision Holdings Ltd. (listed in Hong Kong). He is a non-executive director of the Securities and Futures Commission. In addition, he serves in a number of government committees and the board of certain non-governmental organisations. Mr. Wong obtained his Bachelor of Science in Physics from the University of Hong Kong and Master of Business Administration from the Chinese University of Hong Kong, and is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants.

As at the Latest Practicable Date, Mr. Wong did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. The Company has given a letter of appointment to Mr. Wong pursuant to which Mr. Wong is appointed for a term commencing on 28 May 2007 (the date of his latest re-election as Director of the Company) and ending at the conclusion of the Annual General Meeting. In 2009, Mr. Wong was entitled to a Director's fee of HK$100,000 and Director's emolument of HK$105,754 for serving on the Audit Committee (HK$100,000), Remuneration Committee (HK$2,877) and Nomination Committee (HK$2,877) which were fixed by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. In 2010, it is expected that Mr. Wong will be entitled to a Director's fee of HK$100,000 and Director's emolument of HK$200,000 for serving on the Audit Committee (HK$100,000), Remuneration Committee (HK$50,000) and Nomination Committee (HK$50,000), which does not include any bonus payment, based on the Company's emolument scale for its Non-executive Directors in 2009. The remuneration is determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature. Under Bye-Law 99 of the Company, Mr. Wong will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than the aforesaid, Mr. Wong does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that needs to be brought to the attention of Shareholders.

## 2. Mr. Roberto V. Ongpin

Mr. Roberto V. Ongpin, aged 73, a Non-executive Director, joined the Board in October 1993 and was appointed Deputy Chairman in the same year. He is a Non-executive Director of Shangri-La Asia Limited, listed on The Stock Exchange of Hong Kong Limited. He is also the Chairman of PhilWeb Corporation, ISM Communications Corporation and Atok-Big Wedge Co., Inc. and Director of San Miguel Corporation, Petron Corporation and Araneta Properties Inc., all of which are listed companies on the Philippines Stock Exchange, Inc. He is also a Director of Forum Energy PLC, a listed company on the London Stock Exchange. In addition, he is also Chairman of the following companies: Acentic GmbH, Eastern Telecommunications Philippines, Inc. (ETPI), Alphaland Corporation and Developing Countries Investment Corp. He was a director of E2-Capital (Holdings) Limited (presently known as CIAM Group Limited), listed on The Stock Exchange of Hong Kong Limited, until June 2008. Prior to 1979, Mr. Ongpin was the Chairman and Managing Partner of the SGV Group, the largest accounting and consulting firm in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard University and is a Certified Public Accountant (Philippines).

As at the Latest Practicable Date, Mr. Ongpin did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. The Company has given a letter of appointment to Mr. Ongpin pursuant to which Mr. Ongpin is appointed for a term commencing on 26 May 2008 (the date of his latest re-election as Director of the Company) and ending at the conclusion of the Company's annual general meeting in 2011. In 2009, Mr. Ongpin was entitled to a Director's fee of HK$100,000 which was fixed by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. In 2010, it is expected that Mr. Ongpin will be entitled to a Director's fee of HK$100,000, which does not include any bonus payment, based on the Company's emolument scale for its Non-executive Directors in 2009. The remuneration is determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature. Under Bye-Law 99 of the Company, Mr. Ongpin will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than the aforesaid, Mr. Ongpin does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that needs to be brought to the attention of Shareholders.

### 3. Mr. Kuok Khoon Ean

Mr. Kuok Khoon Ean, aged 54, joined the Board in October 1993 and was appointed Chairman of the Company in January 1998. Mr. Kuok became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000 until his re-designation as Non-executive Director in January 2009. He is a director of Kerry Group Limited, the ultimate holding company of the Company, and Kerry Holdings Limited, a substantial shareholder of the Company. Mr. Kuok is Chairman of Shangri-La Asia Limited (listed in Hong Kong and Singapore). He is also a director of Shangri-La Hotel Public Company Limited and The Post Publishing Public Company Limited (both listed in Thailand), and Wilmar International Limited (listed in Singapore). Mr. Kuok is also an independent non-executive director of The Bank of East Asia, Limited (listed in Hong Kong). He is a graduate in Economics from Nottingham University, UK.

As at the Latest Practicable Date, Mr. Kuok had deemed corporate interests in 340,000 Shares, 51,973,807 shares of Kerry Group Limited, and 1,283,082 shares of Kerry Properties Limited, an associated corporation of the Company (within the meaning of the Securities and Futures Ordinance), all of which are held through Allerlon Limited, a company wholly owned by Mr. Kuok and his spouse. Due to Mr. Kuok's re-designation as Non-executive Director, his contract for services as Executive Chairman of the Company was terminated with effect from 1 January 2009. The Company has given a letter of appointment to Mr. Kuok pursuant to which Mr. Kuok is appointed as Non-executive Director for a term commencing on 1 January 2009 and ending at the conclusion of the Company's annual general meeting in 2011. In 2009, Mr. Kuok was entitled to a Director's fee of HK$100,000 and Director's emolument of HK$50,000 for serving on the Remuneration Committee which were fixed by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. In 2010, it is expected that Mr. Kuok will be entitled to a Director's fee of HK$100,000 and Director's emolument of HK$50,000 for serving on the Remuneration Committee, which does not include any bonus payment, based on the Company's emolument scale for its Non-executive Directors in 2009. The remuneration is determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature. Under Bye-Law 99 of the Company, Mr. Kuok will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Mr. Kuok is the brother of Ms. Kuok Hui Kwong, the Managing Director and Chief Executive Officer of the Company. Other than the aforesaid, Mr. Kuok does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that needs to be brought to the attention of Shareholders.

**4. Dr. Fred Hu Zu Liu**

Dr. Fred Hu Zu Liu, aged 47, an Independent Non-executive Director, joined the Board in March 2010. Dr. Hu is Chairman of Greater China at Goldman Sachs. Before joining Goldman Sachs in 1997, Dr. Hu was a staff member at the International Monetary Fund ("IMF") in Washington D.C., where he was engaged in macroeconomic research and policy consultations for a number of member country governments including China. Dr. Hu has advised the Chinese government on financial reform, pension reform and macroeconomic policies, and has worked closely with China's leading companies including Bank of China, Bank of Communications, China Development Bank, ICBC, Ping An and ZTE on business strategy, capital raising, and cross-border merger and acquisitions. At Goldman Sachs he has led several of the world's largest and most significant transactions, and has been instrumental in building the firm's franchise in the region. Dr. Hu is a member of the Strategic Development Committee chaired by the Chief Executive of Hong Kong Special Administrative Region, a member of the Advisory Committee for the Hong Kong Securities and Futures Commission and is also a member of the Asia Pacific Council of the Nature Conservancy. He also sits on the advisory board for China Huarong Asset Management Company, Shanghai Pudong Development Bank and the Harvard China Fund. Dr. Hu has served since 1996 as co-director and professor at the National Center for Economic Research ("NCER") at Tsinghua University, where he teaches a graduate course in international finance and macroeconomics. Dr. Hu has published widely on economics and financial markets. He is a member of the editorial board for several academic journals, including the International Economic Review, and is a columnist for Caijing, China's leading financial and business magazine. Dr. Hu earned an MS in Engineering Science from Tsinghua University and an MA and PhD in Economics from Harvard University.

As at the Latest Practicable Date, Dr. Hu did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. The Company has given a letter of appointment to Dr. Hu pursuant to which Dr. Hu is appointed for a term commencing on 23 March 2010 and ending at the conclusion of the Annual General Meeting. He will be entitled to receive a Director's fee of HK$100,000 per annum and Director's emolument of HK$50,000 per annum for serving on the Strategy Committee or such sum of director's fee to be fixed by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. The remuneration is determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature. Under Bye-Law 99 of the Company, Dr. Hu will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than the aforesaid, Dr. Hu does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that needs to be brought to the attention of Shareholders.

## RESPONSIBILITY STATEMENT

This appendix includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accepts full responsibility for the accuracy of the information contained in this appendix and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained in this appendix misleading.

## SUMMARY OF THE 2010 SHARE OPTION SCHEME

The following is a summary of the principal terms of the 2010 Share Option Scheme to be submitted to Shareholders for adoption at the Annual General Meeting. Reference to paragraphs are to paragraphs of this Appendix.

### (1) Purpose of the 2010 Share Option Scheme

The 2010 Share Option Scheme is to:

(i) motivate the Eligible Persons to optimise their future contributions to the Group; and/or

(ii) reward the Eligible Persons for their past contributions, attract and retain or otherwise maintain on-going relationships with Eligible Persons who are significant to and/or whose contributions are or will be beneficial to the performance, growth or success of the Group, and additionally in the case of Executives, enable the Group to attract and retain individuals with experience and ability and/or to reward them for their past contributions.

### (2) Participants and basis of determining eligibility

The basis of eligibility of any of the Eligible Persons to the grant of any Options shall be determined by the Directors from time to time on the basis of their contribution to the development and the growth of the Group.

For the avoidance of doubt only, the grant of any options by the Company for the subscription of Shares to any person who falls within the definition of Eligible Persons shall not, by itself, unless the Directors otherwise determine, be construed as a grant of Options under the 2010 Share Option Scheme.

### (3) Grant of Options

(i) Subject to the terms of the 2010 Share Option Scheme, the Board shall be entitled at any time within a period of 10 years commencing on the Adoption Date to offer the grant of any Option to any Eligible Person as the Board may in its absolute discretion select and, on acceptance of the offer, grant such part of the Option as accepted to the Eligible Person.

(ii) Subject to the provisions of the 2010 Share Option Scheme, the Board may in its absolute discretion when offering the grant of an Option impose any conditions, restrictions or limitations in relation thereto in addition to those set forth in the 2010 Share Option Scheme as the Board may think fit including (without prejudice to the generality to the foregoing) continuing eligibility criteria, conditions, restrictions or limitations relating to the achievement of performance, operating or financial targets by the Company and/or the Grantee, the satisfactory performance or maintenance by the Grantee of certain conditions or obligations or the time or period when the right to exercise the Option in respect of all or some of the Option Shares shall vest. The Board may, in its absolute discretion, impose the time or period when the right to exercise an Option in respect of all or some of the Option Shares shall vest under the 2010 Share Option Scheme. The 2010 Share Option Scheme, however, does not stipulate any minimum period for which an Option must be held before it can be exercised.

**(4) Subscription Price**

(i) The Subscription Price in respect of any particular Option shall be such price as the Board may in its absolute discretion determine at the time of grant of the relevant Option but the Subscription Price shall not be less than whichever is the highest of (a) the nominal value of a Share; (b) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the Offer Date; and (c) the average of the closing prices of the Shares as stated in the Stock Exchange's daily quotations sheet for the five Business Days immediately preceding the Offer Date.

(ii) The Subscription Price shall also be subject to adjustment in accordance with paragraph (15) of this Appendix.

**(5) Exercise of Options**

(i) An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option or purport to do so. Any breach of the foregoing shall entitle the Company to cancel any outstanding Option or part thereof granted to such Grantee without any compensation.

(ii) An offer of grant of an Option may be accepted by an Eligible Person within a period determined by the Directors from time to time. A nominal consideration of HK$1.00 is payable on acceptance of the grant of an Option.

(iii) An Option may be exercised at any time during the Option Period in accordance with the terms of the 2010 Share Option Scheme.

**(6) Rights on ceasing to be an Eligible Person**

If (i) the Board in its absolute discretion at any time determines that a Grantee has ceased to be an Eligible Person; or (ii) a Grantee has failed to or no longer satisfies or complies with such criteria or terms and conditions that may be attached to the grant of the Option or which were the basis on which the Option was granted, the Option (to the extent not already exercised) shall lapse on the date on which the Grantee is notified thereof (in the case of (i)) or on the date on which the Grantee has failed to or no longer satisfies or complies with such criteria or terms and conditions as aforesaid (in the case of (ii)) and not be exercisable unless the Board otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board may in its absolute discretion determine following the date of such notification or the date of such failure/non-satisfaction/non-compliance. In the case of (i), a resolution of the Board resolving that the Grantee's Option has lapsed pursuant to this paragraph shall be final and conclusive.

**(7) Rights on death/ceasing employment**

(i) If the Grantee (being an individual) dies or becomes permanently disabled before exercising an Option (or exercising it in full), he (or his legal representative(s)) may exercise the Option up to the Grantee's entitlement (to the extent not already exercised) within a period of 12 months following his death or permanent disability or such longer period as the Board may determine.

(ii) In the event of the Grantee ceasing to be an Executive by reason of his retirement pursuant to such retirement scheme applicable to the Group at the relevant time, his Option (to the extent not exercised) shall be exercisable until the expiry of the relevant Option Period.

(iii) In the event of the Grantee ceasing to be an Executive by reason of his transfer of employment to an Affiliate Company, his Option (to the extent not exercised) shall be exercisable until the expiry of the relevant Option Period unless the Board in its absolute discretion otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board has determined.

(iv) If a Grantee, being an executive director of the Company, ceases to be an Executive but remains a non-executive director, his Option (to the extent not already exercised) shall be exercisable until the expiry of the relevant Option Period unless the Board in its absolute discretion otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board has determined; or if a Grantee, being a non-executive director of the Company, ceases to be a director by reason of Non-Executive Director Retirement, his Option (to the extent not exercised) shall be exercisable until the expiry of the relevant Option Period unless the Board in its absolute discretion otherwise determines in which event the Option (or such remaining part thereof) shall be exercisable within such period as the Board has determined.

**(8) Rights on a takeover or a scheme of arrangement**

If a general offer (whether by way of takeover offer or scheme of arrangement or otherwise in like manner) is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional (in the case of a takeover offer) or is approved by the requisite majorities at the relevant meetings of the Shareholders (in the case of a scheme of arrangement), the Grantee shall be entitled to exercise the Option (to the extent not already exercised) at any time (in the case of a takeover offer) within one month after the date on which the offer becomes or is declared unconditional or (in the case of a scheme of arrangement) prior to such time and date as shall be notified by the Company.

**(9) Rights on winding-up**

In the event of an effective resolution being passed for the voluntary winding-up of the Company, and if the Grantee immediately prior to such event had any subsisting Option which had not been fully exercised, the Grantee may by notice in writing to the Company within one month after the date of such resolution elect to be treated as if the Option had been exercised immediately before the passing of such resolution either to its full extent or to the extent specified in such notice and shall accordingly be entitled to receive out of the assets available in the liquidation, pari passu with the holders of Shares, such sum as would have been received in respect of the Shares the subject of such election reduced by an amount equal to the Subscription Price which would otherwise have been payable in respect thereof.

**(10) Allotment**

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the memorandum and bye-laws of the Company and the laws of Bermuda in force from time to time and shall rank pari passu in all respects with the then existing fully-paid Shares in issue on the Allotment Date, and accordingly shall entitle the holders to participate in all dividends or other distributions paid or made on or after the Allotment Date, other than any dividend or other distributions previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the Allotment Date. Subject as aforesaid, no Grantee shall enjoy any of the rights of a shareholder by virtue of the grant of an Option pursuant to the 2010 Share Option Scheme.

**(11) Lapse of Options**

An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of the occurrence of any of the following events unless otherwise relaxed or waived (conditionally or unconditionally) by the Board:

(i) the expiry of the Option Period;

(ii) the expiry of any of the periods referred to in paragraphs (6) to (9) of this Appendix;

(iii) (subject to the provisions of the 2010 Share Option Scheme) the date of commencement of the winding-up of the Company;

(iv) there is an unsatisfied judgment, order or award outstanding against the Grantee or the Board has reason to believe that the Grantee is unable to pay or to have no reasonable prospect of being able to pay his/its debts within the meaning of the Bankruptcy Ordinance;

(v) there are circumstances which entitle any person to take any action, appoint any person, commence proceedings or obtain any order of the type mentioned in the 2010 Share Option Scheme; or

(vi) a bankruptcy order has been made against any director or shareholder of the Grantee (being a corporation) in any jurisdiction.

No compensation shall be payable upon the lapse of any Option, provided that the Board shall be entitled in its discretion to pay such compensation to the Grantee in such manner as it may consider appropriate in any particular case.

**(12) Maximum number of Shares**

(i) The maximum number of Shares which may be issued upon exercise of all Options to be granted under the 2010 Share Option Scheme may not (when aggregated with Shares to be issued upon exercise of options to be granted under any Other Share Option Scheme) in aggregate exceed such number of Shares as shall represent 10 per cent. of the Shares in issue as at the Adoption Date (the "Scheme Mandate Limit") provided that the Company may at any time as the Board may think fit seek approval from the Shareholders to refresh the Scheme Mandate Limit, save that the maximum number of Shares which may be issued upon exercise of all Options to be granted under the 2010 Share Option Scheme (when aggregated with Shares to be issued upon exercise of options to be granted under any Other Share Option Scheme) shall not exceed 10 per cent. of the Shares in issue as at the date of approval by the Shareholders in general meeting to refresh the Scheme Mandate Limit. Options previously granted under the 2010 Share Option Scheme and any Other Share Option Scheme (including those outstanding, cancelled, and lapsed in accordance with the terms of the 2010 Share Option Scheme or any Other Share Option Scheme or exercised Options or exercised options under any Other Share Option Scheme) shall not be counted for the purpose of calculating the Scheme Mandate Limit as refreshed. In addition, the Company may seek separate approval from the Shareholders in general meeting for granting Options beyond the Scheme Mandate Limit, provided that the Options in excess of the Scheme Mandate Limit are granted only to the Eligible Persons specifically identified by the Company before such approval is sought and for whom specific approval is obtained.

For the avoidance of doubt, Shares which may be issued upon the exercise of all Options granted under the Existing Share Option Scheme and outstanding as at the Adoption Date shall not be included in the calculation of the Scheme Mandate Limit as at the Adoption Date.

(ii) Notwithstanding paragraph (12)(i) above, the maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the 2010 Share Option Scheme (and all outstanding options granted and yet to be exercised under any Other Share Option Scheme) shall not exceed 30 per cent. of the Shares in issue from time to time.

(iii) The maximum number of Shares issued and to be issued upon exercise of the Options granted to any one Eligible Person (including exercised and outstanding Options) in any 12-month period shall not exceed 1 per cent. of the Shares in issue from time to time. Where any further grant of Options to such an Eligible Person would result in the Shares issued and to be issued upon exercise of all Options granted and to be granted to such Eligible Person (including exercised, cancelled and outstanding Options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1 per cent. of the Shares in issue, such further grant must be separately approved by the Shareholders in general meeting with such Eligible Person and his Associates abstaining from voting. The applicable requirements of Rule 17.03(4) of the Listing Rules shall be complied with.

(iv) The maximum number of Shares referred to in paragraphs (12)(i) to (12)(iii) above shall be subject to adjustment in accordance with paragraph (15) but shall not in any event exceed the limits imposed by the Listing Rules.

**(13) Maximum number per Grantee who is a connected person**

Each grant of Options to a director or chief executive of the Company or any of their respective Associates under the 2010 Share Option Scheme shall be approved by the independent non-executive directors of the Company (excluding an independent non-executive director who is the proposed Grantee). Where a grant of Options to an independent non-executive director of the Company or any of his Associates would result in the Shares issued and to be issued upon exercise of all Options already granted and to be granted (including Options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of grant:

(i) representing in aggregate over 0.1 per cent. of the Shares in issue; and

(ii) having an aggregate value, based on the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet at the date of each grant, in excess of HK$5 million,

such further grant of Options must be approved by the Shareholders. All connected persons of the Company (as defined in the Listing Rules) shall abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his or her intention to do so has been stated in the circular to be sent to the Shareholders.

**(14) Cancellation of Options**

The Board shall be entitled for the following causes to cancel any Option in whole or in part by giving notice in writing to the Grantee stating that such Option is thereby cancelled with effect from the date specified in such notice (the "Cancellation Date"):

(i) the Grantee commits or permits or attempts to commit or permit a breach of paragraph (5)(i) of this Appendix or any terms or conditions attached to the grant of the Option;

(ii) the Grantee makes a written request to the Board for the Option to be cancelled; or

(iii) if the Grantee has, in the opinion of the Board, conducted himself in any manner whatsoever to the detriment of or prejudicial to the interests of the Company or a subsidiary.

The Option shall be deemed to have been cancelled with effect from the Cancellation Date in respect of any part of the Option which has not been exercised as at the Cancellation Date. No compensation shall be payable upon any such cancellation, provided that the Board shall be entitled in its discretion to pay such compensation to the Grantee in such manner as it may consider appropriate in any particular case. Where the Company cancels an Option held by a Grantee and issues new options to the same Grantee, the issue of such new options may only be made under a share option scheme with available unissued options (excluding the cancelled Option) within the limits set out in paragraph (12) of this Appendix.

**(15) Effects of changes in capital structure**

In the event of any change in the capital structure of the Company while any Option may become or remains exercisable, whether by way of a capitalisation of profits or reserves, right issue, consolidation, subdivision or reduction of the share capital of the Company, the Board may, if it considers the same to be appropriate, direct that adjustments be made to:

(i) the number of Shares subject to outstanding Options;

(ii) the Subscription Price per Share of each outstanding Option; and/or

(iii) the number of Shares subject to the 2010 Share Option Scheme.

Where the Board determines that adjustments are appropriate (other than an adjustment arising from a capitalisation issue), the Auditors or the independent financial adviser appointed by the Board (as the Board may select) shall certify in writing to the Board that any such adjustments are in their opinion fair and reasonable, provided that:

(i) the aggregate percentage of the issued share capital of the Company available for the grant of Options shall remain as nearly as possible the same as it was before such change but shall not be greater than the maximum number prescribed by the Listing Rules from time to time;

(ii) any such adjustments shall be made on the basis that the aggregate Subscription Price payable by a Grantee on the full exercise of any Option shall remain as nearly as possible the same as (but shall not be greater than) it was before such event;

(iii) no such adjustments shall be made the effect of which would be to enable a Share to be issued less than its nominal value; and

(iv) any such adjustments shall, as nearly as practicable, be made on the basis that the proportion of the issued share capital of the Company for which any Grantee is entitled to subscribe pursuant to the Options held by him shall remain the same as (but shall not be greater than) that to which he was previously entitled.

For the avoidance of doubt only, the issue of securities as consideration in a transaction shall not be regarded as a circumstance requiring any adjustment.

**(16) Alteration of the 2010 Share Option Scheme**

Terms of the 2010 Share Option Scheme can be changed by a resolution of the Board without the approval of the Shareholders in general meeting except for the following:

(i) any material alteration to its terms and conditions or any change to the terms of Options granted (except where the alterations take effect under the existing terms of the 2010 Share Option Scheme);

(ii) any alteration to the provisions of the 2010 Share Option Scheme in relation to the matters set out in Rule 17.03 of the Listing Rules to the advantage of Grantees; and

(iii) any alteration to this paragraph (16),

provided always that the amended terms of the 2010 Share Option Scheme shall comply with the applicable requirements of the Listing Rules.

**(17) Period of the 2010 Share Option Scheme/Termination**

The 2010 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date. However, the Shareholders in general meeting may by resolution at any time terminate the 2010 Share Option Scheme. Upon the expiry or termination of the 2010 Share Option Scheme as aforesaid, no further Options shall be offered but in all other respects the provisions of the 2010 Share Option Scheme shall remain in full force and effect. All Options granted prior to such expiry or termination (as the case may be) and not then exercised shall continue to be valid and exercisable subject to and in accordance with the 2010 Share Option Scheme.

**(18) Conditions of the 2010 Share Option Scheme**

The 2010 Share Option Scheme shall come into effect on the Adoption Date upon the fulfilment of the following conditions: (i) the passing of resolution 9 as set out in the AGM Notice by the Shareholders at the Annual General Meeting; and (ii) the Stock Exchange granting approval for the listing of, and permission to deal in, the Shares in the Company to be issued and allotted pursuant to the exercise of the Options in accordance with the terms and conditions of the 2010 Share Option Scheme.

**(19) Administration of the 2010 Share Option Scheme**

The 2010 Share Option Scheme shall be subject to the administration of the Board whose decision on all matters arising in relation to the 2010 Share Option Scheme or its interpretation or effect shall (save as otherwise provided in the 2010 Share Option Scheme) be final and binding on all parties. The Board may delegate any or all of its powers in relation to the 2010 Share Option Scheme to any of its committees.

**ADDITIONAL INFORMATION**

Upon the grant of any Option, the Board will consider factors such as the Subscription Price, the Option Period, the vesting period, performance targets (if any) and other conditions which the Board has the discretion to prescribe, to enable the purpose of the 2010 Share Option Scheme to be served.

None of the Directors are appointed as trustees of the 2010 Share Option Scheme or have a direct or indirect interest in the trustees of the 2010 Share Option Scheme.

The Board considers it inappropriate to value all the Options that can be granted under the 2010 Share Option Scheme on the assumption that they were granted on the Latest Practicable Date. This is because a number of factors critical for determining such a valuation cannot be reasonably determined. These factors include, without limitation, the Subscription Price, the Option Period, the vesting period, and the other terms and conditions of the grant, particularly those conditions which may be contingent in nature, or other continuing eligibility criteria which the Board has the discretion to prescribe upon the grant of an Option. Accordingly, any valuation of the Options based on these speculative assumptions would not be meaningful and may be misleading to Shareholders.

Bye-Law 70 of the Bye-Laws sets out the procedures by which Shareholders may demand a poll:

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll). A poll may be demanded by:

(i) the chairman of the meeting;

(ii) at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting;

(iii) any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company, conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

**此乃要件　請即處理**

**閣下如**對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如**已將名下SCMP集團有限公司之股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委託書交予買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。



# SCMP Group Limited
# SCMP 集團有限公司*

*(在百慕達註冊成立之有限公司)*

**(股份代號：583)**

## 建議授予發行和購回股份之一般授權
## 及
## 採納新中文名稱
## 及
## 採納二零一零年購股權計劃
## 及
## 終止現有購股權計劃
## 及
## 股東週年大會通告

於本通函第12頁至第17頁載有召開SCMP集團有限公司將於二零一零年五月二十四日（星期一）上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會之通告。無論　閣下能否出席該大會，務請將隨附本通函之代表委託書按其印列之指示填妥，並於大會指定舉行時間48小時前交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。填妥及交回代表委託書後，　閣下仍可親自出席大會，並在大會上投票。

二零一零年四月十六日

* *僅供識別*

# 目 錄

*頁次*

# 釋 義

*在本通函內，除文義另有所指外，下列詞語具有以下涵義：*

| | |
|---|---|
| 「二零一零年購股權計劃」 | 本公司將於股東週年大會採納之新購股權計劃，其主要條款載於本通函第25頁至第33頁 |
| 「採納日期」 | 本公司在股東大會上通過決議案採納二零一零年購股權計劃之日 |
| 「聯屬公司」 | 本公司之控股股東或控股股東之附屬公司或聯繫人 |
| 「配發日期」 | 根據授出並獲行使之購股權而向承授人配發股份之日 |
| 「股東週年大會」 | 本公司將於二零一零年五月二十四日（星期一）上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會 |
| 「聯繫人」 | 具上市規則賦予之涵義，惟在「合資格人士」一詞之釋義及二零一零年購股權計劃條文中另有明文規定情況下，上市規則內「聯繫人」一詞之釋義中註明為收購守則所規定數量之百分比應為有關百分比 |
| 「核數師」 | 本公司於有關時間之核數師 |
| 「大會通告」 | 載於本通函第12頁至第17頁召開股東週年大會之通告 |
| 「破產條例」 | 經不時修訂之破產條例（香港法例第6章） |
| 「董事會」 | 本公司之董事會或（在二零一零年購股權計劃之規定下）其正式授權之委員會 |
| 「營業日」 | 具上市規則賦予之涵義 |

| | |
|---|---|
| 「公司細則」 | 本公司於一九九六年十一月四日採納並經不時修訂、補充或變更之公司細則 |
| 「開始日期」 | 就任何特定購股權而言，購股權根據二零一零年購股權計劃條文視為授出並獲接納之日 |
| 「公司條例」 | 經不時修訂之公司條例(香港法例第32章) |
| 「本公司」 | SCMP集團有限公司*，在百慕達註冊成立之有限公司，其股份於聯交所上市 |
| 「控股股東」 | 具上市規則賦予之涵義 |
| 「董事」 | 本公司之董事 |
| 「合資格人士」 | 任何下列人士：<br>(a) 行政人員；<br>(b) 本集團任何成員公司之董事或候任董事(包括獨立非執行董事)；<br>(c) 本集團任何成員公司之顧問、業務或合營夥伴、特許商、承辦商、代理或代表；及<br>(d) 任何上述人士之聯繫人 |
| 「行政人員」 | 本集團任何成員公司之任何執行董事、經理或擔任行政、管理、監察或類似職位之其他僱員(「僱員」)、任何候任僱員、任何全職或兼職僱員或調任為本集團任何成員公司進行全職或兼職工作之任何人士 |
| 「現有購股權計劃」 | 本公司於二零零六年五月二十五日採納的現有購股權計劃 |

* *僅供識別*

| | |
|---|---|
| 「承授人」 | 根據二零一零年購股權計劃之條款接納授予購股權建議之任何合資格人士或(如合資格人士為個人及文義有關情況下)因合資格人士身故而有權獲取任何上述購股權之法定遺產代理人 |
| 「本集團」 | 本公司、其附屬公司與聯繫人及所投資公司 |
| 「港元」 | 香港貨幣港元 |
| 「香港」 | 中華人民共和國香港特別行政區 |
| 「所投資公司」 | 本公司或其任何附屬公司持有權益之法團、合夥公司、註冊成立或非註冊成立機構或其他實體 |
| 「最後實際可行日期」 | 二零一零年四月十二日，即本通函付印前用以確認所載若干資料之最後實際可行日期 |
| 「上市規則」 | 經不時修訂之聯交所證券上市規則 |
| 「非執行董事退任」 | 非執行董事根據本公司的公司細則(經不時修訂)之規定退任，並知會本公司其不擬在本公司之股東週年大會上膺選連任 |
| 「要約日期」 | 董事會通過決議案批准授出購股權之日(必須為營業日) |
| 「購股權」 | 根據二零一零年購股權計劃授出可認購股份之購股權 |
| 「購股權期間」 | 就任何特定購股權而言，董事會可全權酌情釐定之期間(惟該期間由開始日期起計不得超逾十年) |
| 「購股權股份」 | 任何特定購股權相關之股份 |

| | |
|---|---|
| 「其他購股權計劃」 | 本公司任何及所有涉及就新股份或本公司其他新證券授出購股權之計劃（不包括二零一零年購股權計劃） |
| 「有關百分比」 | 下列兩者中之較高百分比：<br>(a) 上市規則內「聯繫人」一詞之釋義中就收購守則內訂明為觸發強制性全面收購建議水平之數量有關之指定百分比；及<br>(b) 經不時修訂之證券及期貨條例第XV部中規定一位人士有權行使或該人士可控制行使將被視為擁有一家公司之股份權益之投票權數量 |
| 「證券及期貨條例」 | 證券及期貨條例（香港法例第571章） |
| 「股份」 | 本公司股本中每股面值0.10港元之普通股，或在本公司股本拆細、合併、重新分類或重組情況下組成本公司普通股股本之股份 |
| 「股東」 | 已發行股份之持有人 |
| 「聯交所」 | 香港聯合交易所有限公司 |
| 「認購價」 | 承授人根據二零一零年購股權計劃條文行使購股權可認購股份之每股價格 |
| 「附屬公司」 | 現時及不時為附屬公司（定義見香港公司條例（香港法例第32章）或百慕達公司法1981（經不時修訂）或該公司成立地點之當地公司法例、法令及／或條例）之公司 |
| 「收購守則」 | 證券及期貨事務監察委員會不時批准之香港公司收購及合併守則 |

# SCMP Group Limited
# SCMP 集團有限公司*

*(在百慕達註冊成立之有限公司)*

**(股份代號：583)**

***董事：***

*非執行董事*

彭定中博士 *(主席)*

Roberto V. Ongpin *(副主席)*

邱繼炳博士

郭孔演

*獨立非執行董事*

夏佳理

胡祖六博士

李國寶爵士

黃啟民

*執行董事*

郭惠光

***註冊地址：***

Canon's Court

22 Victoria Street

Hamilton, HM12

Bermuda

***主要營業地點：***

香港新界

大埔工業邨

大發街22號

南華早報中心

敬啟者：

**建議授予發行和購回股份之一般授權**
**及**
**採納新中文名稱**
**及**
**採納二零一零年購股權計劃**
**及**
**終止現有購股權計劃**
**及**
**股東週年大會通告**

## 1. 緒言

本函件旨在向股東提供有關將於股東週年大會提呈建議通過授予董事發行和購回股份之一般授權，採納本公司新中文名稱作識別用途，採納二零一零年購股權計劃及

* *僅供識別*

終止現有購股權計劃的資料。本函件附件一載有股東週年大會通告。在該大會上，股東將被邀考慮及酌情通過有關授予董事發行和購回股份之一般授權，採納本公司新中文名稱，採納二零一零年購股權計劃及終止現有購股權計劃之決議案，以及作為股東週年大會一般事項之若干其他決議案。

## 2. 發行股份之一般授權

於二零零九年五月二十五日舉行之本公司上屆股東週年大會上，董事獲授予一項一般授權，授權董事可配發、發行及處理不超過本公司於通過有關決議案之日已發行股本20%之新股份。該項一般授權將於股東週年大會結束後失效。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第5項普通決議案，授權董事可配發、發行及處理總面值不超過本公司於通過決議案之日已發行股本20%之新股份。按截至最後實際可行日期本公司已發行股份1,560,945,596股計算，並假設於股東週年大會前並無發行或購回任何股份，本公司將可根據此授權發行最多312,189,119股股份。

該一般授權（如獲股東批准）將在由通過該決議案之日起至本公司下屆股東週年大會結束之時，或按照本公司之公司細則或任何適用法例規定本公司下屆股東週年大會召開期限屆滿之日，或股東在股東大會上通過一項普通決議案撤銷或修改該項決議案之日（以其中的最早日期為準）止的期間內有效。在股東如以下所述授予董事購回股份一般授權之前提下，還請股東擴大上述發行股份之一般授權，以包括根據購回股份一般授權購回之股份總面值等額之股份，惟購回股份數額不得超過本公司於通過決議案之日已發行股本總面值之10%。

## 3. 購回股份之一般授權

於二零零九年五月二十五日舉行之本公司上屆股東週年大會上，董事獲授予一項一般授權，授權董事可購回總面值不超過於通過有關決議案之日已發行股份總面值10%之股份。該項一般授權將於股東週年大會結束後失效。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第6項普通決議案，授權董事可購回總面值不超過於通過決議案之日已發行股份總面值10%之股份。按截至最後實際可行日期已發行股份1,560,945,596股計算，並假設於股東週年大會前並無發行或購回任何股份，本公司將可根據此授權購回最多156,094,559股股份。

根據上市規則，本函件附件二為一份說明文件，向股東提供所有合理所需之資料，使股東能在充分掌握有關資料之情況下，決定是否投票同意或反對將在股東週年大會上提呈將該授權展期以使董事可購回股份之決議案。

## 4. 重新選舉退任之董事

按本公司之公司細則第99條，每位董事須不遲於其上次獲選或重選後的第三次股東週年大會上退任。若須退任之董事人數少於當時董事人數的三分之一（如董事人數並非三或三之倍數，則最接近三分之一的人數），額外董事自其上次獲選或重選後而任期最長者須輪值退任，以填補不足，以使每年股東週年大會均有三分之一（如董事人數並非三或三之倍數，則最接近三分之一）的董事輪值退任。

黃啟民先生於二零零七年獲重選。Roberto V. Ongpin先生及郭孔演先生均於二零零八年獲重選。彼等將輪值告退，並可於股東週年大會膺選連任。上述所有董事均願意膺選連任。

黃啟民先生為本公司的獨立非執行董事。本公司已收到黃先生根據上市規則第3.13條所載指引每年確認其獨立性的確認函。

此外，胡祖六博士獲委任為本公司之獨立非執行董事，於二零一零年三月二十三日生效。根據本公司之公司細則第102(B)條，胡博士之任期至股東週年大會結束後屆滿，並可於股東週年大會膺選連任。胡博士願意膺選連任。

董事認為黃先生及胡博士為及將繼續為獨立人士。於確定黃先生及胡博士為獨立人士時，董事相信並無任何可能會影響黃先生及胡博士之判斷的關係或情況，而倘出現此種關係或情況，其影響亦並不重大。董事建議股東投票重選黃先生及胡博士為本公司的獨立非執行董事。

謹請股東考慮及按大會通告第2項決議案分別及個別投票重新選舉黃敵民先生、Roberto V. Ongpin先生、郭孔演先生和胡祖六博士為董事。將於股東週年大會上重新選舉之董事的簡歷和持有本公司股份之資料載於本函件附件三。

## 5. 採納新中文名稱

本公司於二零零一年十一月十二日獲股東批准，採用中文名稱「SCMP集團有限公司」作識別用途。為更佳地以中文反映本公司之身份，董事建議將本公司之中文名稱由「SCMP集團有限公司」更改為新中文名稱「南華早報集團有限公司」作識別用途。

建議採納本公司之新中文名稱將待股東在股東週年大會上通過大會通告第8項決議案之特別決議案後方可落實。如當大會通告第8項決議案於股東週年大會上獲通過，本公司將根據公司條例第XI部向香港公司註冊處處長申請登記註冊新中文名稱。採納本公司新中文名稱之生效日期將為香港公司註冊處處長登記註冊本公司新中文名稱之日期。本公司其後將向聯交所申請股份在聯交所進行買賣之新中文股份簡稱。就採納新中文名稱及新中文股份簡稱之生效日期，本公司將另行發出公告。

採納本公司之新中文名稱將不會影響任何股東之權利。所有載有本公司現有名稱之現已發行股票於採納新中文名稱後將繼續為股份之所有權憑證，並對相同數目股份之交易、結算及交收仍然有效。本公司將不會於採納新中文名稱後發行任何替換股票。

## 6. 採納二零一零年購股權計劃及終止現有購股權計劃

現有購股權計劃於二零零六年五月二十五日獲股東批准。自股東採納以來，並無購股權根據現有購股權計劃授出、行使、註銷或失效。現有購股權計劃將於二零一六年五月二十五日屆滿。

於最後實際可行日期，本公司之已發行股本為1,560,945,596股股份。根據現有購股權計劃，本公司可授出之購股權，最多可認購156,094,559股股份(佔於最後實際可行日期本公司之已發行股本10%)。於最後實際可行日期，並無購股權於現有購股權計劃下尚未行使。

現建議待股東在股東週年大會上批准採納二零一零年購股權計劃後，由股東週年大會結束時起終止現有購股權計劃（因此其後不得再行建議授出購股權，惟於現有購股權計劃有效期內授出之購股權（如有）將根據其發行條款繼續生效及可予行使，而現有購股權計劃之條文在其他各方面仍具十足效力及作用），而二零一零年購股權計劃將於股東週年大會採納計劃之日起生效。二零一零年購股權計劃將於所有先決條件達成後開始運作。

董事認為，為使本集團可鼓勵合資格人士於日後充份發揮彼等對本集團之貢獻及／或嘉獎彼等過往之貢獻，並吸納及挽留對本集團之業績、增長、成就乃重要及／或其貢獻確屬或將會有利於本集團之業績、增長、成就之合資格人士，或與彼等維持持續之關係，本集團切實須要繼續為該等合資格人士提供額外獎勵，給予彼等機會擁有本公司之股權並獎勵彼等對本集團之長遠成就作出之貢獻。

二零一零年購股權計劃容許本公司向更多類別之合資格人士授出購股權，而非根據現有購股權計劃而僅授予現有合資格僱員或執行董事。根據二零一零年購股權計劃之條文，董事會可自行設定購股權可予以行使前須持有購股權之最短期限。此決定權讓董事可鼓勵合資格人士於持有購股權之最短期限內繼續保留合資格人士之身份，從而讓本集團可在該期間繼續因合資格人士之服務而有所裨益。再加上董事會在其認為適當情況下可酌情訂立在行使任何購股權前須達致之任何表現目標，使本集團可鼓勵合資格人士盡力協助本集團增長及發展。董事可靈活地向合資格人士（不僅於現有購股權計劃之現有合資格僱員及執行董事）授出購股權、可訂定須持有購股權之最短期限及可行使購股權前須達致之表現目標，皆較現有購股權計劃更有利於本集團吸納對本集團整體增長及發展有價值之人力資源。

因此現建議於股東週年大會上採納使合資格人士受惠之二零一零年購股權計劃並同時終止現有購股權計劃。二零一零年購股權計劃主要條款概要載於本通函之附件四內。二零一零年購股權計劃之文本將於緊接股東週年大會舉行前十四日期間之一般辦公時間內在本公司之主要營業地點（香港新界大埔工業邨大發街22號南華早報中心）可供查閱，亦可於股東週年大會上索閱。

因根據二零一零年購股權計劃（連同根據任何其他購股權計劃）授出之所有購股權獲行使而可予發行之股份總數，不得超過於採納日期已發行股份之10%。假設自最後實際可行日期起至採納日期止期間本公司已發行股本維持不變，於採納日期根據二零一零年購股權計劃可予發行之股份數目將為156,094,559股，即本公司於最後實際可行日期之已發行股本之10%。

二零一零年購股權計劃已遵守上市規則第17章之規定。本公司將向聯交所申請批准二零一零年購股權計劃及其後根據此計劃授出購股權，並根據二零一零年購股權計劃授出之購股權獲行使而將予發行之股份上市及買賣。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告第9項及第10項普通決議案，以批准二零一零年購股權計劃，授權董事於二零一零年購股權計劃之購股權獲行使時發行及配發股份，並終止現有購股權計劃。

## 7. 股東週年大會

本函件附件一載有召開將於二零一零年五月二十四日（星期一）上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會之通告。該大會將考慮作為股東週年大會一般事項之若干決議案。此外，亦請股東考慮載於大會通告有關授予董事一般授權以發行及購回股份之第5項至第7項普通決議案，載於大會通告有關採納本公司新中文名稱之第8項特別決議案，及載於大會通告有關採納二零一零年購股權計劃及終止現有購股權計劃之第9項及第10項普通決議案。

**無論 閣下能否出席股東週年大會，務請 閣下將隨附之代表委託書按其印列之指示填妥並交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。代表委託書須於二零一零年五月二十二日（星期六）上午十一時前交回本公司。**填妥及交回代表委託書後， 閣下仍可親自出席股東週年大會，並在大會上投票。

股東於股東週年大會對建議的決議案要求以投票方式表決之權利，載於本函件附件五。

## 8. 推薦意見

董事認為所有建議之決議案皆符合本公司及股東之整體最佳利益，並建議股東投票贊成將在股東週年大會上提呈之各項決議案：(i)採納經審核財務報表及董事會報告與獨立核數師報告；(ii)重選退任之董事；(iii)授權董事會釐訂董事酬金；(iv)重新委聘核數師；(v)授予一般性授權以發行股份；(vi)授予一般性授權以購回股份；(vii)授予一般性授權使發行股份之授權加上購回股份之數額；(viii)批准採納本公司新中文名稱；(ix)採納二零一零年購股權計劃；及(x)終止現有購股權計劃。

## 9. 其他資料

茲隨本通函附上本公司二零零九年年報，請股東參考該年報所載之資料，以作出如何在股東週年大會上投票之決定。

此致　*股東台照*

*主席*
**彭定中**
謹啟

二零一零年四月十六日

# SCMP Group Limited
# SCMP 集團有限公司*

*（在百慕達註冊成立之有限公司）*

**（股份代號：583）**

茲通告SCMP集團有限公司股東週年大會謹訂於二零一零年五月二十四日（星期一）上午十一時正，假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行，以處理下列事項：

1. 省覽截至二零零九年十二月三十一日止年度之經審核財務報表及董事會報告與獨立核數師報告。

2. 重新選舉下列退任之董事：

   (a) 黃啟民先生為獨立非執行董事

   (b) Roberto V. Ongpin先生為非執行董事

   (c) 郭孔演先生為非執行董事

   (d) 胡祖六博士為獨立非執行董事

3. 授權董事會釐訂董事酬金。

4. 重新委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐訂其酬金。

5. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

   「**動議**：

   (a) 在下文(c)項之規限下，一般及無條件批准董事於有關期間（按下文之定義）內行使本公司所有權力，以配發、發行及處理額外股份或可兌換為股份或購股權或認股權證或可認購任何股份之類似權利之證券，並訂立或授出須要或可能須要配發及發行股份之建議、協議或購股權；

   (b) 上文(a)項之批准可授權董事在有關期間內訂立或授出須要或可能須要於有關期間內及／或結束後配發及發行股份之建議、協議或購股權；

* *僅供識別*

(c) 董事依據上文(a)項及(b)項之批准所配發或同意有條件或無條件配發之股本總面額，不包括根據或由於下列作出者：

(i) 供股（按下文之定義）；或

(ii) 根據可兑換為股份之任何證券之條款行使兑換權；或

(iii) 任何購股權計劃或本公司當時採納以向本公司及／或其任何附屬公司之行政人員及／或僱員授出或發行股份或可認購股份之權利之類似安排；或

(iv) 根據本公司已發行之任何認股權證的條款行使認股權；或

(v) 任何代息股份或類似安排，以便根據本公司之公司細則配發股份以取代全部或部份股息；

不得超過在本決議案通過之日本公司已發行之股本面值總額之20%；及

(d) 就本決議案而言：

「有關期間」指由本決議案獲通過之日至下述各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之時；及

(ii) 本公司之公司細則或適用之法例規定須舉行本公司下屆股東週年大會期限屆滿之時；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。

「供股」指於董事所訂定之期間內，向於指定記錄日期名列股東名冊之股份持有者（及如適用時，持有本公司其他股本證券，並有權獲配售相關股本證券的人士）按其當時持有該等股份或其他股本證券的比例配售新股之建議或有權認購股份之認股權證、購股權或其他證券之建議（惟董事有權就

零碎股份或因香港以外任何地區之法律或任何認可監管機構或任何證券交易所規定下之限制或責任，作出其認為必須或權宜的豁免或其他安排）。」

6. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在下文(b)項之規限下，一般及無條件批准董事於有關期間（按下文之定義）內及在遵守所有適用法例及／或上市規則之要求，行使本公司之所有權力以購回股份；

(b) 本公司依據上述(a)項之批准可於有關期間內購回股份之面值總額，不得超過在本決議案通過之日本公司已發行股本面值總額之10%，而上述批准亦受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下列各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之時；及

(ii) 本公司之公司細則或適用之法例規定須舉行本公司下屆股東週年大會期限屆滿之時；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。」

7. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為普通決議案：

「**動議**在上文第5項及第6項決議案獲通過後，擴大根據上文第5項決議案授予董事行使本公司權力以配發、發行及處理額外股份之一般授權，加入相等於本公司根據上文第6項決議案所購回股份面值總額之數額，惟此等數額不得超過本決議案通過之日本公司已發行股本面值總額之10%。」

8. 作為特別事項，考慮並酌情通過下列決議案為特別決議案：

「**動議**採納「南華早報集團有限公司」為本公司之新中文名稱作識別用途，並**動議**根據公司條例（香港法例第32章）第XI部將該中文名稱送呈香港公司註冊處處長存案及／或登記註冊，並授權董事就其全權酌情認為合適及必須而作出之行動及事項以及簽訂之文件及契據，以實行及執行本公司採納該新中文名稱。」

9. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為普通決議案：

「**動議**受限於香港聯合交易所有限公司（「聯交所」）批准因行使任何根據本公司購股權計劃（「二零一零年購股權計劃」，有關條款載於註有「A」字樣之文件內，而該文件已提呈大會並由大會主席簽署以資識別）可能授出之購股權而將予發行之本公司股本中每股面值0.10港元（或不時可能因拆細、合併或削減本公司股本而產生之其他面值）之普通股（「股份」）或其任何部分上市及買賣後，批准及採納二零一零年購股權計劃為本公司之新購股權計劃，並授權本公司董事（不論彼等或彼等任何人士可能於當中有利益）採取所有必需或適當之行動及達成所有必需或適當之交易、安排及協議，以使二零一零年購股權計劃全面生效及實行，包括但不限於：

(a) 管理二零一零年購股權計劃，據此，符合二零一零年購股權計劃所定資格之參與人士將獲授購股權以認購股份；

(b) 不時更改及／或修訂二零一零年購股權計劃，惟該等更改及／或修訂必須符合二零一零年購股權計劃中有關更改及／或修訂之條文及聯交所證券上市規則之規定；

(c) 不時發行及配發因行使根據二零一零年購股權計劃授出之購股權而須予發行之本公司股本中之股份，惟因行使根據二零一零年購股權計劃及本公司任何其他購股權計劃所授全部購股權而可予發行之股份總數，不得超過通過本決議案當日本公司之有關類別已發行股本之10%（「計劃授權上限」），

而本公司可不時於股東大會上尋求其股東批准更新計劃授權上限，惟因行使根據二零一零年購股權計劃及本公司任何其他購股權計劃所有授出及尚未行使之購股權而可予發行之股份數目最高限額，合共不得超過本公司不時已發行股本之30%；及

(d) 在適當時候向聯交所或在有關時間股份在其中上市之任何其他證券交易所申請於其後不時可能因行使根據二零一零年購股權計劃授出之購股權而將予發行及配發之任何股份或其任何部分上市及買賣。」

10. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為普通決議案：

「**動議**受限於上文第9項普通決議案（本決議案為其中部份內容）獲通過而其中所載條件達成或履行後，終止本公司於二零零六年五月二十五日採納之現有購股權計劃（「現有購股權計劃」），由本大會結束起生效，因此其後不得再行建議授出購股權，惟於現有購股權計劃有效期內授出之購股權（如有）將根據其發行條款繼續生效及可予行使，而現有購股權計劃之條文在其他各方面仍具十足效力及作用。」

承董事會命
*公司秘書*
**梁慧寶**

香港，二零一零年四月十六日

*於本通告日期，董事會成員包括：*
*非執行董事*
彭定中博士*（主席）*、Roberto V. Ongpin先生*（副主席）*、邱繼炳博士及郭孔演先生
*獨立非執行董事*
夏佳理先生、胡祖六博士、李國寶爵士及黃啟民先生
*執行董事*
郭惠光女士

*附註：*

(1) 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表代其出席及投票，持有兩股或以上本公司股份之股東，有權委派超過一位代表代其出席及投票，受委託代表無須為本公司股東。

(2) 委任代表之文據必須由委任人或其正式以書面授權之代表書寫，或倘委任人為一法團，則必須蓋上公司印章或由獲正式授權之行政人員或代理人簽署。

(3) 如屬任何股份之聯名登記持有人，則任何一位該等人士可就該等股份親自或委派代表在上述大會上投票，猶如彼為唯一有權投票之人士；若超過一位聯名股份持有人親自或委派代表出席大會，則出席者中只有在本公司之股東名冊上就該等股份排名較先之聯名股份持有人，方有權就有關股份在大會上投票。已身故之股東的遺囑執行人或遺產管理人將就此被視作有關股份的聯名持有人。

(4) 代表委託書連同經簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書之副本，須於上述大會指定舉行時間不少於48小時前送達香港新界大埔工業邨大發街22號南華早報中心，方為有效。填妥及交回代表委託書後，股東仍可親自出席大會，並在會上投票。

(5) 本公司將由二零一零年五月十七日（星期一）至二零一零年五月二十日（星期四），首尾兩天包括在內，暫停辦理股份過戶登記手續。為確保符合資格出席上述大會，所有過戶文件連同有關股票必須於二零一零年五月十四日（星期五）下午四時三十分前送達本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。

(6) 務請本公司股東細閱日期為二零一零年四月十六日致股東之通函，當中載有關於本通告所提呈之決議案的資料。

本說明文件是關於擬在股東週年大會上通過的第6項決議案，該決議案為一項普通決議案，授予董事一項一般授權，可透過聯交所購回股份。本文件包含依據上市規則第10.06(1)(b)條規定須提供給股東的一切資料，以便彼等決定對該項普通決議案投贊成或反對票。

## 1. 股份購回建議

根據上市規則，本公司擬購回的所有股份必須已經繳足股本。一間在聯交所作主要上市的公司，其股份的一切購回建議，必須預先獲一項普通決議案批准，以一般授權或特別批准之特定交易進行。

於最後實際可行日期，本公司之已發行股本包括1,560,945,596股股份。假設於股東週年大會前並無發行或購回股份，以及在股東週年大會上通過普通決議案授權董事購回股份，則本公司可在由通過此決議案之日起至本公司下屆股東週年大會結束之時，或按照本公司之公司細則或任何適用法例規定本公司下屆股東週年大會召開期限屆滿之日，或本公司股東在股東大會上通過一項普通決議案撤銷或修改此項決議案之日（以其中的最早日期為準）止的期間內，最多可購回156,094,559股股份，相當於本公司於決議案通過之日已發行股本之10%。

## 2. 購回股份的理由

董事相信，由股東授予董事一般權力在市場上購回股份乃符合本公司及股東的最佳利益。該等股份回購，依據當時的市場情況及融資安排，可能會增加本公司的資產淨值及本公司每股資產值及／或盈利。股份回購亦只會在董事相信有利於本公司及股東的情況下方會進行。

## 3. 購回股份所需款項的來源

根據上市規則，本公司於股份回購時必須使用可為此目的而合法動用的資金。本公司只可使用按其組織章程大綱及公司細則以及香港和百慕達適用法律的規定可為此目的而合法使用的資金。

現時建議之任何股份回購應動用該購回股份的已繳股款、本公司可用作派息的盈利、本公司的股份溢價賬及／或繳入盈餘賬支付。

此外，基於本公司截至二零零九年十二月三十一日（即最近期刊發的本公司經審核財務報表之結算日）的綜合財務狀況，董事認為全面行使購回股份授權將可能會對本公司的流動資金狀況（與其於二零零九年十二月三十一日的狀況比較）產生重大不利影響。在可能會對本公司的流動資金狀況或資產負債比率狀況（與於最近期刊發的本公司經審核財務報表中披露的狀況比較）產生重大不利影響的情況下，本公司不會購回股份，除非董事認為，儘管會產生重大不利影響，購回股份仍符合本公司的最佳利益。

## 4. 一般說明

各董事（在作出一切合理查詢後，就彼等所知）或彼等之聯繫人（如上市規則所釋義），現時並無意在股東通過決議案授予董事一般授權購回股份之情況下，向本公司出售任何股份。

董事已向聯交所作出承諾，在適用的情況下，彼等將按照上市規則和百慕達適用的法律根據購回股份的授權行使本公司購回股份的權力。

倘若由於根據購回股份授權而行使權力購回股份，導致某一股東在本公司投票權上的權益比例增加，則有關增加將視作收購論，並可能引致須根據收購守則第26條提出強制性收購建議的責任。

於最後實際可行日期，Kerry Group Limited（透過其附屬公司及控制的公司）擁有合共1,155,061,308股股份之權益（其中包括930,061,308股股份及於225,000,000股股份中股本衍生工具權益），佔本公司已發行股本總額約74.00%。倘若董事根據授權全面行使權力購回股份，並假設有關之事實及情況不變，則Kerry Group Limited將持有本公司已發行股本總額約82.22%（假設該等於225,000,000股股份中股本衍生工具權益全部歸屬）。該項權益之增加將不會引致須根據收購守則第26條提出強制性收購建議的責任，但將減少公眾人士持股數量至25%以下。董事目前並無意購回股份，致使公眾人士持股數量下降至本公司已發行股本總額之25%以下。

除上文所述者外，董事並無察覺根據購回股份授權而行使權力購回股份，將產生任何須遵照收購守則及香港公司股份購回守則而承擔之後果。

概無關連人士（如上市規則所釋義）通知本公司，其現時有意在本公司獲授權購回股份之情況下出售股份予本公司，或作出不出售股份之承諾。

## 5. 本公司作出之股份回購

本公司在最後實際可行日期前六個月內並無（不論是否在聯交所）購回股份。

## 6. 股價

在本說明文件付印前十二個月期間的每一個月，股份在聯交所交易之最高及最低價格如下：

| 年份 | 月份 | 最高交易價<br>*(港元)* | 最低交易價<br>*(港元)* |
|---|---|---|---|
| 二零零九 | 四月 | 1.16 | 0.98 |
| | 五月 | 1.45 | 1.00 |
| | 六月 | 1.46 | 1.23 |
| | 七月 | 1.38 | 1.20 |
| | 八月 | 1.35 | 1.23 |
| | 九月 | 1.31 | 1.20 |
| | 十月 | 1.45 | 1.26 |
| | 十一月 | 1.48 | 1.34 |
| | 十二月 | 1.66 | 1.30 |
| 二零一零 | 一月 | 1.77 | 1.41 |
| | 二月 | 1.60 | 1.45 |
| | 三月 | 1.60 | 1.31 |
| | 四月（直至最後實際可行日期） | 1.68 | 1.39 |

建議於股東週年大會上重新選舉之董事的簡歷和股份權益資料：

## 1. 黃啟民先生

黃啟民先生，BBS、太平紳士，五十九歲，獨立非執行董事，於二零零七年四月加入董事會。黃先生是一位於審計、上市集資及電腦審計方面擁有三十二年經驗之會計師。在一九九九年至二零零三年間，彼為香港聯合交易所有限公司創業板上市委員會成員。黃先生在二零零五年六月三十日退任香港羅兵咸永道會計師事務所之合夥人。彼現時為兩家慈善機構馮經綸慈善基金有限公司及利豐(1906)慈善基金有限公司之董事及香港大學商學院榮譽副教授。黃先生現時是中國建設銀行股份有限公司（在香港及上海上市）、香格里拉（亞洲）有限公司（在香港及新加坡上市）及新意網集團有限公司（在香港上市）之獨立非執行董事。黃先生為證券及期貨事務監察委員會之非執行董事。此外，彼亦服務於多個政府委任之委員會及非官方機構之董事局。黃先生擁有香港大學之物理學學士及香港中文大學之工商管理學碩士學位，並為英國特許公認會計師公會資深會員及香港會計師公會資深會員。

於最後實際可行日期，就證券及期貨條例所指，黃先生並無於本公司股份中擁有權益。本公司已向黃先生出具委任函件，據此，黃先生之任期由二零零七年五月二十八日（彼上一次獲重選為本公司董事之日期）至股東週年大會結束。於二零零九年，黃先生有權收取董事袍金100,000港元，及參與審核委員會（100,000港元）、薪酬委員會（2,877港元）及提名委員會（2,877港元）之董事酬金105,754港元，上述袍金及酬金乃董事會根據股東於本公司股東週年大會授予之權力而釐定。按二零零九年本公司非執行董事之酬金基準，預計黃先生於二零一零年將有權收取董事袍金100,000港元，及參與審核委員會（100,000港元）、薪酬委員會（50,000港元）及提名委員會（50,000港元）之董事酬金200,000港元，當中不包括任何花紅。酬金乃參照香港其他規模和業務性質類似的公司之董事酬金而釐定。按本公司之公司細則第99條，黃先生將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

除上述者外，黃先生與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

## 2. Roberto V. Ongpin先生

Roberto V. Ongpin先生，七十三歲，非執行董事，於一九九三年十月加入董事會，並於同年獲委任為副主席。彼為香格里拉（亞洲）有限公司（在香港聯合交易所有限公司上市）之非執行董事。彼亦為PhilWeb Corporation、ISM Communications Corporation及Atok-Big Wedge Co., Inc. 之主席，以及San Miguel Corporation、Petron Corporation及Araneta Properties Inc.之董事，上述公司均為在菲律賓證券交易所上市之上市公司。彼亦為Forum Energy PLC（在倫敦證券交易所上市之上市公司）之董事。此外，彼亦為下列公司之主席：Acentic GmbH、Eastern Telecommunications Philippines, Inc. (ETPI)、Alphaland Corporation及Developing Countries Investment Corp.。彼於二零零八年六月前曾經為金匯投資（集團）有限公司（在香港聯合交易所有限公司上市，現稱為事安集團有限公司）之董事。在一九七九年之前，Ongpin先生曾是SGV集團（亞洲最大會計及顧問公司）之主席及主管合夥人。於一九七九年至一九八六年間，彼曾擔任菲律賓共和國貿易及工業部長。彼持有哈佛大學工商管理碩士學位，亦是一位執業會計師（菲律賓）。

於最後實際可行日期，就證券及期貨條例所指，Ongpin先生並無於本公司股份中擁有權益。本公司已向Ongpin先生出具委任函件，據此，Ongpin先生之任期由二零零八年五月二十六日（彼上一次獲重選為本公司董事之日期）至二零一一年本公司股東週年大會結束。於二零零九年，Ongpin先生有權收取董事袍金100,000港元，上述袍金乃董事會根據股東於本公司股東週年大會授予之權力而釐定。按二零零九年本公司非執行董事之酬金基準，預計Ongpin先生於二零一零年將有權收取董事袍金100,000港元，當中不包括任何花紅。酬金乃參照香港其他規模和業務性質類似的公司之董事酬金而釐定。按本公司之公司細則第99條，Ongpin先生將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

除上述者外，Ongpin先生與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

## 3. 郭孔演先生

郭孔演先生，五十四歲，於一九九三年十月加入董事會，並於一九九八年一月獲委任為本公司主席。郭先生於二零零零年一月擔任執行董事，並於二零零零年八月出任執行主席，直至彼於二零零九年一月轉任為非執行董事。彼為本公司最終控股公司Kerry Group Limited及本公司主要股東Kerry Holdings Limited之董事。郭先生為香格里拉（亞洲）有限公司（在香港及新加坡上市）之主席。彼亦為Shangri-La Hotel Public Company Limited及The Post Publishing Public Company Limited（均在泰國上市）以及Wilmar International Limited（在新加坡上市）之董事。郭先生亦為東亞銀行有限公司（在香港上市）之獨立非執行董事。彼畢業於英國Nottingham University經濟系。

於最後實際可行日期，郭先生被視為持有340,000股股份、Kerry Group Limited之51,973,807股股份，及本公司之相聯法團（定義見證券及期貨條例）嘉里建設有限公司之1,283,082股股份公司權益，上述權益均透過Allerlon Limited（由郭先生及其配偶全資擁有之公司）持有。因郭先生轉任為非執行董事，其任職本公司執行主席之服務合約於二零零九年一月一日終止。本公司已向郭先生出具委任函件，據此，郭先生之非執行董事任期由二零零九年一月一日至二零一一年本公司股東週年大會結束。於二零零九年，郭先生有權收取董事袍金100,000港元及參與薪酬委員會之董事酬金50,000港元，上述袍金及酬金乃董事會根據股東於本公司股東週年大會授予之權力而釐定。按二零零九年本公司非執行董事之酬金基準，預計郭先生於二零一零年將有權收取董事袍金100,000港元及參與薪酬委員會之董事酬金50,000港元，當中不包括任何花紅。酬金乃參照香港其他規模和業務性質類似的公司之董事酬金而釐定。按本公司之公司細則第99條，郭先生將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

郭先生為本公司之董事總經理及行政總裁郭惠光女士之胞兄。除上述者外，郭先生與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

## 4. 胡祖六博士

胡祖六博士，四十七歲，獨立非執行董事，於二零一零年三月加入董事會。胡博士為高盛大中華地區主席。彼於一九九七年加入高盛，於此之前，胡博士曾於華盛頓之國際貨幣基金組織工作，為若干成員國（當中包括中國）進行宏觀經濟研究和政策咨詢。胡博士曾就金融改革、退休金制度改革及宏觀經濟政策向中國政府提供意見，並與中國主要企業包括中國銀行、交通銀行、國家開發銀行、中國工商銀行、中國平安保險及中興通訊，於業務策略、融資及跨境收購合併方面緊密合作。彼於高盛曾促成多項世界最大及最重要的交易，並對於區內建立高盛之市場地位發揮重要作用。胡博士乃由香港特別行政區行政長官出任主席之策略發展委員會委員，證券及期貨事務監察委員會之諮詢委員會委員，及自然保育協會亞太區理事會成員。彼亦為中國華融資產管理有限公司、上海浦東發展銀行及哈佛中國基金之諮詢委員會成員。胡博士自一九九六年起擔任清華大學中國經濟研究中心聯席主任及教授，於該中心教授國際金融及宏觀經濟之研究生課程。胡博士就經濟及金融市場著述甚廣。彼乃數份學術期刊（包括《國際經濟評論》）之編輯委員會成員，並為中國主要金融及商業雜誌《財經》之專欄作家。胡博士持有清華大學工程碩士學位及哈佛大學經濟學碩士及博士學位。

於最後實際可行日期，就證券及期貨條例所指，胡博士並無於本公司股份中擁有權益。本公司已向胡博士出具委任函件，據此，胡博士之任期由二零一零年三月二十三日起至股東週年大會結束。胡博士將有權收取每年100,000港元之董事袍金及參與策略委員會之酬金每年50,000港元或董事會根據股東於本公司股東週年大會授予的權力而釐定之其他金額之董事袍金。酬金乃參照香港其他規模和業務性質類似的公司之董事酬金而釐定。按本公司之公司細則第99條，胡博士將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

除上述者外，胡博士與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

## 責任聲明

本附件的資料乃遵照上市規則而刊載，旨在提供有關本集團之資料。各董事願就本附件所載資料之準確性共同及個別地承擔全部責任，並於作出一切合理查詢後，確認就其所知及所信，本文件並無遺漏任何事實，足以令致本附件所載任何陳述產生誤導。

## 二零一零年購股權計劃概要

擬於股東週年大會上向股東提呈以待採納之二零一零年購股權計劃主要條款概要如下，其中所提述之段落乃指本附件之段落。

### (1) 二零一零年購股權計劃之目的

二零一零年購股權計劃旨在：

(i) 鼓勵合資格人士於日後對本集團作出最佳貢獻；及／或

(ii) 獎勵合資格人士過往作出之貢獻、吸納及挽留對本集團重要及／或其貢獻對本集團之業績、增長或成就確屬或將會有所裨益之合資格人士或與彼等維持持續之關係；此外，就行政人員之情況而言，亦有助本集團吸納及挽留有經驗及能幹之人士及／或獎勵彼等過往作出之貢獻。

### (2) 參與人士及釐定資格之基準

董事將不時根據任何合資格人士對本集團發展及增長之貢獻，釐訂該等人士獲授任何購股權資格之基準。

為免產生疑問，除董事另有決定外，本公司向任何界定為合資格人士之人士授出可認購股份之任何購股權，不應因此解釋為根據二零一零年購股權計劃授出之購股權。

### (3) 授出購股權

(i) 在二零一零年購股權計劃條款之規限下，董事會有權於採納日期起計算十年內隨時向董事會全權酌情甄選之任何合資格人士建議授出任何購股權，並於建議獲接納時向合資格人士授予獲接納部分之購股權。

(ii) 在二零一零年購股權計劃條文規限下，董事會於建議授出購股權時，可在二零一零年購股權計劃所載條文以外全權酌情規定任何董事會認為適當之有關條件、限制或規限，包括(在不損前述條文一般性之情況下)持續符合資格之標準，涉及本公司及／或承授人達致表現、營運或財務目標之條件、限制或規限，承授人完滿達成或履行若干條件或責任，或就全部或部分購股權股份行使購股權之權利應歸屬之時間或期間。董事會可按其絕對酌情權，根據二零一零年購股權計劃規定全部或部分購股權股份行使購股權之權利應歸屬之時間或期間。然而，二零一零年購股權計劃並無規定購股權可予以行使前須持有之最短期限。

**(4) 股份之認購價**

(i) 任何特定購股權所涉及之認購價，乃董事會於有關購股權授出時全權酌情釐定之價格，惟認購價不得低於下列之較高者：(a)股份之面值；(b)於要約日期聯交所每日報價表所報股份之收市價；及(c)緊接要約日期前五個營業日聯交所每日報價表所報股份之平均收市價。

(ii) 認購價亦可根據本附件第(15)段予以調整。

**(5) 行使購股權**

(i) 購股權屬承授人個人所有及不得轉讓，而承授人不得就有關任何購股權進行任何形式之出售、轉讓、抵押、按揭、附以產權負擔或對任何第三者造成任何權益或有任何上述意圖。上述任何一項如有違反，本公司均有權註銷授予有關承授人而尚未行使之任何購股權或其中部分而毋須賠償。

(ii) 合資格人士可於董事不時釐訂之期間內接納授出購股權之建議。接納授出一份購股權須繳付名義代價1.00港元。

(iii) 購股權可於購股權期間內根據二零一零年購股權計劃之條款隨時行使。

**(6)　終止作為合資格人士之權利**

倘(i)董事會於任何時候全權酌情釐定承授人不再為合資格人士；或(ii)承授人未能或不再符合或遵守授出購股權時可能附有或作為授出購股權之基準之該等準則或條款及條件，則購股權（以尚未行使者為限）應（就情況(i)而言）於承授人獲知會之日或（就情況(ii)而言）承授人未能或不再符合或遵守上述準則或條款及條件之日失效及不可行使，惟在董事會另行釐定情況下，則購股權（或其中尚未行使部分）於該上述知會日期或未能／不再符合／不再遵守上述者之日期後在董事會全權酌情釐定期間內可予行使。就情況(i)而言，一項議決承授人之購股權根據本段已告失效之董事會決議案應作最終及不可推翻論。

**(7)　身故／終止受僱時之權利**

(i)　倘屬個人之承授人於行使（或全數行使）購股權之前身故或永久傷殘，則其（或其法定財產代理人）可於其身故或永久傷殘日期後十二個月內或董事會可能釐定之較長期間內行使承授人之購股權（以尚未行使者為限）。

(ii)　倘承授人因根據於有關時間適用於本集團之退休計劃退休而不再為行政人員，則其購股權（以未行使者為限）於有關購股權期間屆滿前可予行使。

(iii)　倘承授人因轉為受聘於聯屬公司而不再為行政人員，其購股權（以未行使者為限）於有關購股權期間屆滿前可予行使，惟在董事會全權酌情另行釐定情況下，則購股權（或其中尚未行使部分）於董事會釐定之期間內可予行使。

(iv)　倘身為本公司執行董事之承授人不再出任行政人員但仍為非執行董事，則其購股權（以尚未行使者為限）於有關購股權期間屆滿前可予行使，惟在董事會全權酌情另行釐定情況下，則購股權（或其中尚未行使部分）將於董事會釐定之期間內可予行使。倘身為本公司非執行董事之承授人因非執行董事退任理由而不再出任董事，則其購股權（以尚未行使者為限）於有關購股權期限屆滿前可予行使，惟在董事全權酌情另行釐定情況下，購股權（或其尚未行使部分）於董事會釐定之期間內可予行使。

**(8)　收購或重組安排計劃情況下之權利**

倘向所有股份持有人（或除收購人及／或收購人控制之任何人士及／或與收購人有聯繫或一致行動之任何人士以外之所有持有人）提出全面收購建議（不論以收購建議或重組安排計劃或其他類似方式進行），而該收購建議成為或宣布為不附帶條件（在收購建議情況下）或於有關股東大會上獲所需大多數股東批准（在重組安排計劃情況下），則承授人於收購建議成為或宣布為不附帶條件之日期後一個月內（在收購建議情況下）或本公司知會之時間及日期前（在重組安排計劃情況下）可隨時行使購股權（以尚未行使者為限）。

**(9)　清盤時之權利**

倘有關本公司自動清盤之有效決議獲通過而承授人於緊接上述情況前仍有任何未全面行使之購股權，則承授人可於該決議案通過日期後一個月內以書面通知本公司，選擇將購股權當作於緊接通過該決議案前已全數或按該通知書指定之數額予以行使。承授人亦因此與股份持有人享有同等權利，可於清盤時自可供分派的資產中收取款項，金額相等於就上述選擇所涉及股份應收取之款額扣除相等於原應就此支付認購價之金額。

**(10)　配發**

因行使購股權而將予配發之股份須受本公司之組織章程大綱及公司細則之條文及不時生效之百慕達法律所規限，並將於各方面與其他於配發日期已發行之現有繳足股份享有同等權利，因此持有人有權享有於配發日期或之後派付或作出之所有股息或其他分派（倘記錄日期為配發日期之前，則先前宣派或建議或議決將予派付或作出之任何股息或其他分派除外）。在上文之規限下，任何承授人不得因根據二零一零年購股權計劃授出之購股權而享有股東之任何權利。

**(11)　購股權失效**

除獲董事會另行寬免或有條件或無條件豁免外，購股權將於任何下述事項發生之最早日期自動失效及不可行使（以尚未行使者為限）：

(i)　購股權期間屆滿；

(ii)　本附件第(6)至(9)段所述任何期限屆滿；

(iii) （在二零一零年購股權計劃規定之規限下）本公司開始清盤日期；

(iv) 尚有涉及承授人未履行之判決、判令或其他未了結之裁定，或董事會有理由相信承授人不能償付或缺乏可償付其債務之合理可能性（定義見破產條例）；

(v) 出現任何情況使任何人士有權採取任何行動、委任任何人士、展開訴訟或取得二零一零年購股權計劃所述類別之任何判令；或

(vi) 承授人（倘為法團）之任何董事或股東在任何司法管轄區被頒佈破產令。

購股權失效時毋須作出任何賠償，惟董事會有權酌情在任何特別情況下按其認為適當之方式向承授人支付賠償。

**(12) 股份數目上限**

(i) 因根據二零一零年購股權計劃（連同根據任何其他購股權計劃）授出之所有購股權獲行使而可予發行之股份總數，不得超過於採納日期已發行股份之10%（「計劃授權上限」），惟本公司可於董事會認為適當之任何時間尋求股東批准更新計劃授權上限，惟因根據二零一零年購股權計劃（連同根據任何其他購股權計劃）授出之所有購股權獲行使而可予發行之股份總數，不得超過股東於股東大會上批准更新計劃授權上限之日已發行股份之10%。之前根據二零一零年購股權計劃及任何其他購股權計劃授出之購股權（包括尚未行使、已註銷及根據二零一零年購股權計劃或任何其他購股權計劃之條款已失效或已行使之購股權或根據任何其他購股權計劃已行使之購股權）將不會計入經更新的計劃授權上限內。此外，本公司可於股東大會上尋求股東另行批准授出超逾計劃授權上限之購股權，惟超逾計劃授權上限之購股權僅授予尋求上述批准前本公司特別指定並就其取得特別批准之合資格人士。

為免產生疑問，計算於採納日期之計劃授權上限時，不應包括因根據現有購股權計劃授出並於採納日期仍未行使之所有購股權獲行使而可能發行之股份。

(ii) 儘管上文第(12)(i)段另有規定，因根據二零一零年購股權計劃（連同根據任何其他購股權計劃）授出而尚未行使之所有購股權獲行使而可予發行之股份總數，不得超過不時已發行股份之30%。

(iii) 在任何十二個月期間內因授予任何合資格人士之購股權（包括已行使及尚未行使之購股權）獲行使而已發行及將予發行股份之數目，最多不得超逾不時已發行股份之1%。倘向上述合資格人士增授購股權會導致截至增授購股權之日（包括該日）止十二個月期間因行使已授予及將授予該合資格人士之所有購股權（包括已行使、已註銷及尚未行使之購股權）而已發行及將予發行之股份，合共超過已發行股份之1%，則增授購股權須在股東大會上取得股東另行批准，而該合資格人士及其聯繫人須放棄投票。本公司須遵守上市規則第17.03(4)條之適用規定。

(iv) 上文第(12)(i)至(12)(iii)段所述之數目上限可根據第(15)段予以調整，但無論如何不得超逾上市規則規定之限額。

**(13) 關連人士之每名承授人之數目上限**

每次根據二零一零年購股權計劃向本公司一名董事、行政總裁或彼等各自之任何聯繫人授出購股權，必須取得本公司獨立非執行董事（不包括身為建議承授人之獨立非執行董事）批准。倘向本公司一名獨立非執行董事或其任何聯繫人授出購股權會導致截至授出日期（包括該日）止十二個月期間內因行使已授予及將授予該人士之所有購股權（包括已行使、已註銷及尚未行使之購股權）而已發行及將予發行之股份：

(i) 合共佔已發行股份逾0.1%；及

(ii) 根據每次授出日期聯交所每日報價表所報股份之收市價計算總值逾5,000,000港元，

則上述增授購股權必須取得股東批准。本公司所有關連人士（定義見上市規則）必須在該股東大會上就有關決議案放棄投票，惟倘在寄予股東之通函內表明任何關連人士有意投票反對有關決議案，則有關人士可在股東大會上投票反對。

**(14) 註銷購股權**

董事會有權就下列理由書面通知承授人而全部或部分註銷任何購股權，通知書表明有關購股權由該通知所指定日期（「註銷日期」）起予以註銷：

(i) 承授人違反或容許違反或意圖違反或意圖容許違反本附件第(5)(i)段或授出購股權所附任何條款或條件；

(ii) 承授人書面要求董事會註銷購股權；或

(iii) 倘董事會認為承授人本身任何方式之行為不利或損害本公司或一間附屬公司之利益。

於註銷日期尚未行使之任何部分購股權，應視為自註銷日期起已予註銷。在進行任何上述註銷時毋須作出賠償，惟董事會有權酌情在任何特定情況下，按其認為適當之方式向承授人支付賠償。倘本公司註銷承授人持有之購股權並向同一承授人發行新購股權，則僅可根據一項可提供未發行購股權（不包括已註銷之購股權）之購股權計劃在不超逾本附件第(12)段所述限額而發行該等新購股權。

**(15) 股本結構變動之影響**

倘任何購股權可能成為或仍可予行使情況下，本公司股本結構出現任何變動（不論以盈利或儲備撥作資本、供股、本公司合併、拆細或削減股本方式），則董事會若認為適當，可指示就以下事項作出調整：

(i) 尚未行使之購股權涉及之股份數目；

(ii) 每項未行使購股權之每股股份認購價；及／或

(iii) 二零一零年購股權計劃涉及之股份數目。

倘董事會認為適宜作出該等調整（因資本化發行而引致之調整除外），則核數師或經董事會甄選委任之獨立財務顧問須以書面向董事會證明其認為任何有關調整乃屬公平合理，惟：

(i) 可提供授出購股權之本公司已發行股本總百分比須盡可能接近股本變動前之百分比，但不得超逾上市規則不時規定之數目上限；

(ii) 在進行任何上述調整時承授人悉數行使任何購股權而應付之認購價總額，必須盡可能接近（惟不得高於）變動前之金額；

(iii) 不得作出導致股份可按低於其面值發行之調整；及

(iv) 在實際可行情況下，進行任何上述調整時，承授人根據其持有之購股權有權認購本公司已發行股本之比例，須維持相等於（惟不得高於）其之前有權認購之比例。

為免產生疑問，在交易中發行證券作為代價不視作須作出任何調整之情況。

**(16) 修訂二零一零年購股權計劃**

二零一零年購股權計劃之條款可藉董事會決議案作出更改而毋須股東在股東大會上批准，下列情況除外：

(i) 其條款及條件之任何重大修訂或授出之購股權之條款有任何改動（除非有關修訂乃根據二零一零年購股權計劃之現有條款生效）；

(ii) 二零一零年購股權計劃中有關上市規則第17.03條所載有利於承授人之事宜之規定方面之任何修訂；及

(iii) 本第(16)段之任何修訂，

而在任何情況下二零一零年購股權計劃之修訂條款須符合上市規則之適用規定。

**(17) 二零一零年購股權計劃之期限／終止**

二零一零年購股權計劃由採納日期起之十年期內生效及有效。然而，股東可隨時於股東大會上以決議案終止二零一零年購股權計劃。在二零一零年購股權計劃屆滿或如上文所述終止後，概不會再行建議授出購股權，惟二零一零年購股權計劃之條款於其他方面均仍然具有十足效力及作用。根據二零一零年購股權計劃並在其規限下，上述屆滿或終止（視情況而定）前授出而當其時尚未行使之所有購股權將繼續有效及可予行使。

**(18) 二零一零年購股權計劃之條件**

二零一零年購股權計劃將於下列條件達成後在採納日期起生效：(i)股東在股東週年大會上通過載於大會通告之第9項普通決議案；及(ii)聯交所批准因根據二零一零年購股權計劃之條款及條件行使購股權而將予發行及配發之本公司股份上市及買賣。

**(19) 二零一零年購股權計劃之管理**

二零一零年購股權計劃將由董事會管理，董事會就因二零一零年購股權計劃引起之所有事宜或其詮釋或效力之決定（除在二零一零年購股權計劃中另有規定外）將為最終及對各方具約束力。董事會可將其有關二零一零年購股權計劃之任何或所有權力賦予其任何委員會執行。

## 其他資料

於授出任何購股權時，董事會將考慮如認購價、購股權期間、歸屬期間、表現目標（如有）及董事會可酌情訂明之其他條件等因素，以達成二零一零年購股權計劃之目的。

概無董事獲委任為二零一零年購股權計劃之受託人或於二零一零年購股權計劃之受託人中持有直接或間接權益。

董事會認為並不適宜對根據二零一零年購股權計劃可予授出之所有購股權（假設該等購股權於最後實際可行日期授出）作出估值。原因是釐定該估值之若干重要因素不可以合理地釐定。該等因素包括但不限於認購價、購股權期間、歸屬期間、授出購股權之其他條款及條件（尤其是或然性質之條件）或董事會於授出購股權時酌情訂明之其他持續符合資格之規定。因此，基於該等猜測性之假設而作出購股權之任何估值乃不具意義並可能誤導股東。

本公司之公司細則第70條載有股東要求以投票方式表決的程序：

於任何股東大會，提呈大會表決之決議案均以舉手方式表決，除非要求以投票方式表決（在宣布以舉手方式表決之結果時或之前或於撤銷任何其他以投票方式表決之要求時）。下列人士可要求以投票方式表決：

(i) 會議主席；

(ii) 最少三名親自出席並於當時有權於會議上投票之股東或法團授權代表或受委託代表；

(iii) 任何親自出席之一位或多位股東或法團授權代表或受委託代表，彼等須代表不少於全體有權於會議上投票之股東之總投票權十分之一；或

(iv) 任何親自出席之一位或多位股東或法團授權代表或受委託代表，彼等持有獲賦予於會議上投票權力之本公司股份，而該等股份之實繳股款總額不少於全部賦予該項權利之股份實繳股款總額十分之一。

除非要求以投票方式表決及未有撤銷該要求，會議主席宣佈決議案以舉手方式表決通過、或一致通過、或以大比數通過或否決，並在本公司會議記錄內載錄該表決結果，儘管未有載錄贊成或反對該決議的票數或比例，該記錄為決議案最終表決結果。

*Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.*


SCMP Group Limited
SCMP集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)



## NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 24 May 2010 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Independent Auditor's Report for the year ended 31 December 2009.

2. To re-elect the following retiring Directors:

   (a) Mr. Wong Kai Man as Independent Non-executive Director

   (b) Mr. Roberto V. Ongpin as Non-executive Director

   (c) Mr. Kuok Khoon Ean as Non-executive Director

   (d) Dr. Fred Hu Zu Liu as Independent Non-executive Director

3. To authorise the Board to fix Directors' fee.

4. To re-appoint PricewaterhouseCoopers as Auditor and authorise the Board to fix their remuneration.

5. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

   "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make or grant offers, agreements and options which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require Shares to be allotted and issued during and/or after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to or in consequence of:

(i) a Rights Issue (as hereinafter defined); or

(ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; or

(iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or

(v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-Laws of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting.

"Rights Issue" means an offer of Shares, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

7. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to the passing of the resolutions 5 and 6 above, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares pursuant to resolution 5 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 6 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

8. As special business, to consider and if thought fit, pass the following resolution as a special resolution:

"**THAT** "南華早報集團有限公司" be adopted as the new Chinese name of the Company for identification purpose only and **THAT** such Chinese name be filed and/or registered with the Registrar of Companies in Hong Kong under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and the Directors be and are hereby authorised to do all such acts and things and to execute all such documents and deeds as they may, in their absolute discretion, deem fit and necessary to effect and implement such adoption of the new Chinese name of the Company."

9. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to and conditional upon The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of and permission to deal in, the ordinary shares of HK$0.10 each in the capital of the Company (or of such other nominal amount as may result from a sub-division, consolidation or reduction of the share capital of the Company from time to time) (the "Shares") or any part thereof to be issued pursuant to the exercise of any options that may be granted under the share option scheme of the Company (the "2010 Share Option Scheme"), the terms of which are contained in the document marked "A" produced to the meeting and for the purpose of identification signed by the Chairman of the meeting, the 2010 Share Option Scheme be and is hereby approved and adopted as the new share option scheme of the Company and the directors of the Company be and are hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2010 Share Option Scheme, notwithstanding that they or any of them may be interested in the same, including without limitation to:

(a) administer the 2010 Share Option Scheme under which options will be granted to participants eligible under the 2010 Share Option Scheme to subscribe for Shares;

(b) modify and/or amend the 2010 Share Option Scheme from time to time provided that such modification and/or amendment is/are effected in accordance with the provisions of the 2010 Share Option Scheme relating to modification and/or amendment and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange;

(c) issue and allot from time to time such number of Shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the 2010 Share Option Scheme provided that the total number of Shares which may be issued upon exercise of all options to be granted under the 2010 Share Option Scheme and any other share option schemes of the Company shall not exceed ten (10) per cent. of the relevant class of the issued share capital of the Company as at the date of passing this resolution (the "Scheme Mandate Limit"), with the acknowledgement that the Company may seek an approval from its shareholders in general meeting to refresh the Scheme Mandate Limit from time to time but provided always that the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2010 Share Option Scheme and any other share option schemes of the Company shall not in aggregate exceed thirty (30) per cent. of the issued share capital of the Company from time to time; and

(d) make application at the appropriate time or times to the Stock Exchange and any other stock exchanges upon which the issued Shares may be listed at the relevant time for the listing of, and permission to deal in, any Shares or any part thereof that may hereafter from time to time be issued and allotted pursuant to the exercise of options granted under the 2010 Share Option Scheme."

10. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to and conditional upon the passing of the resolution 9 above of which this resolution forms part and the condition referred to therein being satisfied or fulfilled, the existing share option scheme adopted by the Company on 25 May 2006 (the "Existing Share Option Scheme") be and is hereby terminated with effect from the conclusion of this meeting such that thereafter no further options shall be offered but the options which had been granted, if any, during the life of the Existing Share Option Scheme shall continue to be valid and exercisable in accordance with their terms of issue and in all other respects the provisions of the Existing Share Option Scheme shall remain in full force and effect."

By Order of the Board
**Vera Leung**
*Company Secretary*

Hong Kong, 16 April 2010

*As at the date hereof, the Board comprises:*

*Non-executive Directors*
Dr. David J. Pang *(Chairman)*, Mr. Roberto V. Ongpin *(Deputy Chairman)*, Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

*Independent Non-executive Directors*
The Hon. Ronald J. Arculli, Dr. Fred Hu Zu Liu, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

*Executive Director*
Ms. Kuok Hui Kwong

*Notes:*

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of two or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his or her stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the above meeting. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the above meeting if the member so wishes.

(5) The register of members of the Company will be closed from Monday, 17 May 2010 to Thursday, 20 May 2010, both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre,

183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Friday, 14 May 2010 so as to qualify for attending the above meeting.

(6) Members of the Company are advised to read the circular to shareholders dated 16 April 2010 which contains information concerning the resolutions to be proposed in this notice.

* *For identification purpose only*

**SCMP Group Limited**

**SCMP集團有限公司***

(Incorporated in Bermuda with limited liability)

**(Stock Code: 583)**

# Closure of Register of Members

NOTICE IS HEREBY GIVEN that the Register of Members of SCMP Group Limited (the "Company") will be closed from Monday, 17 May 2010 to Thursday, 20 May 2010, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Friday, 14 May 2010 so as to qualify for attending and voting at the annual general meeting of the Company to be held on Monday, 24 May 2010.

By Order of the Board
**SCMP Group Limited**
**Vera LEUNG**
*Company Secretary*

Hong Kong, 16 April 2010

*As at the date hereof, the Board comprises:*

*Non-executive Directors*
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

*Independent Non-executive Directors*
The Hon. Ronald J. Arculli, Dr. Fred Hu Zu Liu, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

*Executive Director*
Ms. Kuok Hui Kwong

* *For identification purpose only*